As filed with the Securities and Exchange Commission on January 17, 2003
Registration Statement No. 333-100731

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549-1004

Amendment No. 2

to

Form S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

The Timken Company

(Exact Name of Registrant as Specified in its Charter)

Ohio	34-0577130
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

The Timken Company

1835 Dueber Avenue, S.W.
Canton, Ohio 44706-2798
(330) 438-3000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Scott A. Scherff

Corporate Secretary and Assistant General Counsel
The Timken Company
1835 Dueber Avenue, S.W.
Canton, Ohio 44706-2798
(330) 438-3000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies To:

Christopher M. Kelly

Jones Day
901 Lakeside Avenue
Cleveland, Ohio 44114
(216) 586-3939

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☑

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

      This Registration Statement contains (1) a prospectus supplement which, together with the prospectus contained herein, will be utilized in connection with offers and sales of common stock registered under this Registration Statement, and (2) the alternate pages of a prospectus supplement, which, together with the prospectus contained herein, will be utilized in connection with offers and sales of senior unsecured notes registered under this Registration Statement.

The information in this prospectus supplement is not complete and may be changed. We may not sell these securities until the related registration statement filed with the Securities and Exchange Commission is effective. This prospectus supplement is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 17, 2003

PROSPECTUS SUPPLEMENT

(To prospectus dated                 , 2003)

11,000,000 Shares

The Timken Company

Common Stock

        Our common stock is listed on the New York Stock Exchange under the symbol “TKR.” The last reported sale price on January 16, 2003 was $20.13 per share.

      The underwriters may also purchase up to an additional 1,650,000 shares of common stock from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover overallotments.

      We will use the net proceeds from this offering to finance a portion of the cost of acquiring the Engineered Solutions business of Ingersoll-Rand Company Limited. The closing of this offering is conditioned upon the closing of that acquisition.

      Concurrently with this offering of common stock, we are offering, by means of a separate prospectus supplement, up to $      million aggregate principal amount of our senior unsecured notes to finance a portion of the acquisition mentioned above. We refer you to “Prospectus Supplement Summary — Concurrent Notes Offering” in this prospectus supplement. The closing of this offering is not conditioned on the closing of the notes offering.

       Investing in our common stock involves risks. See “Risk Factors” beginning on page S-15 of this prospectus supplement.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to Timken, before expenses	$	$

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      The underwriters expect to deliver the shares of common stock on or about                 , 2003.

The date of this prospectus supplement is                 , 2003.

Prospectus Supplement

Prospectus

      We have not authorized anyone to provide you with any information other than the information contained, incorporated or deemed incorporated by reference in this prospectus supplement and the accompanying prospectus. This document may only be used where it is legal to sell the common stock.

      This prospectus supplement is part of, and you should read it in conjunction with, the accompanying prospectus. Unless the context otherwise requires, references in this prospectus supplement to “Timken,” “we,” “us” and “our” and similar references refer to The Timken Company, an Ohio corporation, and its consolidated subsidiaries.

      We expect that delivery of the common stock we are offering by this prospectus supplement will be made against payment on or about the closing date specified on the cover page, which will be the fifth business day following the date of this prospectus supplement, which we refer to as T+5. Under Rule 15c6-1 adopted by the SEC under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Investors who wish to trade the common stock on the date of this prospectus supplement or the next succeeding business day will be required, by virtue of the fact that the common stock initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Investors who wish to trade the common stock on the date hereof or the next succeeding business day should consult their own advisors.

      This prospectus supplement contains some of our trademarks and trademarks of The Torrington Company or its affiliates. Each trademark, trade name or service mark of any other company appearing in this prospectus supplement belongs to its respective holder.

MARKET AND INDUSTRY DATA

      Market and industry data used throughout this prospectus supplement, including information relating to market share and trends, is based on our good faith estimates. These estimates were based on our review of internal surveys, independent industry publications and other publicly available information. Although we believe these sources are reliable, we have not independently verified the information and cannot guarantee its accuracy and completeness.

WHERE YOU CAN FIND MORE INFORMATION

      We are subject to the reporting requirements of the Securities Exchange Act of 1934 and, in accordance with these requirements, we file annual, quarterly and current reports, proxy statements and other information with the SEC. Reports, proxy statements and other information filed by us can be inspected at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Copies of these materials can also be obtained from the Public Reference Section of the SEC at the address mentioned above at prescribed rates.

      The SEC also maintains a website that contains reports, proxy and information statements and other information regarding companies like us that file electronically with the SEC. The address of the SEC’s website is www.sec.gov. Reports, proxy statements and other information concerning our business may also be inspected at the offices of the New York Stock Exchange, on which our common stock is listed, at 20 Broad Street, New York, New York 10005. This information may also be obtained from us as described below.

      The SEC allows us to “incorporate by reference” the information we file with it into this prospectus supplement and the accompanying prospectus, which means that we can disclose important information to you by referring you to those documents, and those documents will be considered part of this prospectus supplement and the accompanying prospectus. Information that we file later with the SEC will automatically update and supercede the previously filed information. We incorporate by reference in this prospectus supplement and the accompanying prospectus each of the documents listed below and any future filings that we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (Commission File No. 1-1169) (1) after the date of the filing of the registration statement of which this prospectus supplement is a part and prior to its effectiveness and (2) until this offering has been completed:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2001.

•	Those portions of our Annual Proxy Statement dated February 20, 2002 that are incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended December 31, 2001.

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2002, June 30, 2002 and September 30, 2002.

•	Our Current Reports on Form 8-K filed with the SEC on January 22, 2002, February 19, 2002, February 22, 2002, March 20, 2002, April 8, 2002, April 15, 2002, April 16, 2002, May 20, 2002, June 17, 2002, July 17, 2002, July 19, 2002, August 7, 2002, August 15, 2002, September 23, 2002, October 16, 2002, October 17, 2002, October 18, 2002, November 19, 2002 and December 24, 2002.

•	The description of our common stock contained in our registration statement filed under the Exchange Act and any amendments and reports filed for purposes of updating that description.

      We will provide you at no charge, upon request, with a copy of these filings, or any or all of the documents incorporated by reference into this prospectus supplement and the accompanying prospectus, other than exhibits to those documents unless the exhibits are specifically incorporated by reference into those documents or specifically referred to in this prospectus supplement or the accompanying prospectus. Requests should be directed to:

The Timken Company

1835 Dueber Avenue, S.W.
Canton, Ohio 44706-2798
Attention: Corporate Secretary
(330) 438-3000

PROSPECTUS SUPPLEMENT SUMMARY

      This summary highlights basic information about us, the Torrington acquisition described below and the common stock that we are offering. You should carefully read this entire prospectus supplement, along with the accompanying prospectus, including the financial data and other information included and incorporated by reference, before making an investment decision.

The Timken Company

      We are a leading global manufacturer of highly engineered bearings, alloy and specialty steel and related components. We are the world’s largest manufacturer of tapered roller bearings and alloy seamless mechanical steel tubing and the largest North American-based bearings manufacturer. We have facilities in 27 countries on six continents.

      We had net sales of $2.5 billion, $2.6 billion and $2.4 billion for the years ended December 31, 1999, 2000 and 2001 and $1.9 billion for the nine months ended September 30, 2002, and we employed approximately 18,100 people as of September 30, 2002. We reported income (loss) before cumulative effect of change in accounting principle of $62.6 million, $45.9 million and ($41.7 million) for the years ended December 31, 1999, 2000 and 2001 and $15.0 million for the nine months ended September 30, 2002. We manufacture two basic product lines: anti-friction bearings and steel products, and we report our business in three segments: automotive bearings, industrial bearings and steel. Automotive bearings, industrial bearings and steel represented 31%, 36% and 33%, respectively, of our net sales for the year ended December 31, 2001 and 33%, 35% and 32%, respectively, of our net sales for the nine months ended September 30, 2002.

      In the bearing industry, we are best known for our principal product, the tapered roller bearing, which was originally patented in 1898 by our founder, Henry Timken. Our tapered roller bearings are used in a wide variety of products and applications, including passenger cars, trucks, aircraft wheels, locomotives and railroad cars and equipment for agriculture, construction, mining, pulp and paper processing, power generation, metal processing and metal mills. We also produce high-quality spherical and cylindrical roller bearings for large gear drives, rolling mills and other process industry and infrastructure development applications. In addition, our aerospace and super precision facilities produce high-performance ball and cylindrical bearings for ultra high-speed and high-accuracy applications. These types of bearings are used in aircraft and helicopter engines, gear boxes, transmissions, flight and fuel controls, missile guidance systems, dental handpieces, robotic equipment and semiconductor manufacturing equipment. A small part of our business involves providing bearing reconditioning services for industrial and railroad customers, both internationally and domestically.

      Our steel products include steels of intermediate alloy, low alloy and carbon grades. We also make vacuum processed specialty steels. Our steel products are available in a wide range of solid and tubular sections with a variety of lengths and finishes. We sell our steel products, including semi-finished and finished precision steel components, to other anti-friction bearing companies and to companies in the automotive, tooling, aerospace, forging and oil and gas drilling industries, and to steel service centers. For the year ended December 31, 2001, approximately 15% of our steel production was consumed in our bearings operations.

      Maintaining high standards of product quality and reliability while keeping production costs competitive is essential to our ability to compete with domestic and international manufacturers in both the anti-friction bearing and steel businesses. Beginning in the second quarter of 2001, we undertook an aggressive transformation of our manufacturing operations, which we refer to as our strategic manufacturing initiative, to allow us to more profitably execute our business strategies described below. The principal objectives of our strategic manufacturing initiative, attained primarily through internal cost cutting and reorganization, are creating focused factories for each product line or component; reducing our fixed costs; increasing production at our lowest cost plants; and implementing a more efficient, higher quality manufacturing process through a program we call Lean Six Sigma. As of September 30, 2002, we had achieved an estimated annualized rate of pre-tax savings of approximately $70 million from our strategic manufacturing initiative, and we expect to have increased this savings rate to approximately $80 million at the end of 2002. See “Business — Overview — Strategic Manufacturing Initiative.”

The Torrington Acquisition

      On October 16, 2002, we entered into a stock and asset purchase agreement, which we refer to as the purchase agreement, with Ingersoll-Rand Company Limited, which we refer to as Ingersoll-Rand, to acquire its Engineered Solutions business, including certain of its joint venture interests, operating assets and subsidiaries, including The Torrington Company. We refer to the business to be acquired as Torrington and to the acquisition as the Torrington acquisition. We will pay Ingersoll-Rand approximately $700 million in cash, subject to adjustment, and approximately $140 million in shares of our common stock for Torrington, a leading worldwide producer of needle roller, heavy-duty roller and ball bearings and motion control components and assemblies. Upon completion of the Torrington acquisition, we will have global leadership positions in the needle and tapered roller bearing and alloy steel industries, with operations on six continents. The closing of this offering is contingent upon the closing of the Torrington acquisition. See “Risk Factors — Risks Related to the Torrington Acquisition” and “Description of the Torrington Purchase Agreement and Related Agreements” in this prospectus supplement.

     Torrington

      Torrington has been a leader in the bearing industry for over 100 years and is a leading manufacturer of needle roller bearings. It produces a wide range of bearings sold under a number of brand names, including Torrington needle roller bearings, Torrington heavy-duty roller bearings, Nadella precision needle roller bearings and linear motion solutions and Fafnir ball bearings and housed units. Torrington also produces a variety of precision motion control components and assemblies, such as steering shaft assemblies and steering column shafts. Torrington sells its products directly or through authorized distributors to automotive and industrial manufacturers, as well as to aftermarket users throughout the world. In recent years, Torrington has expanded its worldwide business through a series of acquisitions and joint ventures in France, Germany, China and India.

      Torrington had net sales of $1.1 billion for the year ended December 31, 2001 and $912.4 million for the nine months ended September 30, 2002, employs approximately 10,500 people and operates 27 plants throughout the world. Torrington has two business divisions: automotive engineered solutions and industrial engineered solutions. Torrington’s 2001 net sales were about evenly split between its two divisions.

      The Torrington automotive business manufactures a variety of products, including roller and needle bearings and other components used in an automobile’s transmission, chassis, steering column and engine. Many of these products, such as column locks and rotary tilt products for steering columns, are highly engineered with precision technology, and are specially designed through collaborative efforts between Torrington and its customers. These products are primarily sold to original equipment manufacturers, or OEMs, including large automobile manufacturers, and their principal suppliers. We believe that Torrington has created a high degree of customer loyalty as a result of this collaborative process and customization.

      The Torrington industrial business produces a broad range of products, including roller bearings, needle bearings, wider inner ring ball bearings and housed units, radial ball bearings, super precision ball bearings, airframe control bearings, precision machined bearings and precision components and assemblies. These products are sold to OEMs, as well as through a global aftermarket network.

     Strategic Benefits of the Torrington Acquisition

      We expect to realize a number of strategic and competitive benefits as a result of the Torrington acquisition, including the following:

•	Expanding our global presence and market share. The Torrington acquisition will combine our global leadership position in tapered roller bearings with Torrington’s leadership position in needle roller bearings. We expect the Torrington acquisition to provide us with opportunities to expand our geographic presence and enhance our industry coverage through increased scale and a stronger international distribution network, particularly in Europe and Asia. We expect this expanded global reach to enable us to compete more effectively with established worldwide firms and regional competitors, although we will also become more susceptible to the risks associated with international operations. Nevertheless, we believe that with Torrington, our combined global presence and enhanced product line will better position us to capitalize on the trend among customers toward consolidating suppliers of their bearings and steel products.

•	Strengthening our core automotive business with a complementary product offering. We expect the Torrington acquisition to enhance our ability to produce a broader range of products for use in the automotive powertrain. The powertrain is the area of the vehicle that includes the engine and the driveline (primarily the transmission and axle) and uses both bearings and precision engineered solutions. We believe Torrington’s highly engineered, value-added powertrain product portfolio complements our existing wheel hub (the technology used in automotive wheel-ends) portfolio and driveline solutions, will enable us to offer greater system design capability and will provide us with a broader product offering to better serve our customers. We expect future design change and growth in both the powertrain and wheel hub areas.

•	Broadening our industrial product portfolio. We expect the Torrington acquisition to strengthen our existing industrial business by broadening our product base and increasing our cross-selling opportunities, resulting in an increase in the penetration of our products into a broader installed base. In order to capitalize on these opportunities, we may have to overcome difficulties and incur costs in connection with retraining our skilled engineers and sales personnel, coordinating geographically diverse organizations and retooling and reprogramming our equipment and information technology systems. Ultimately, we believe the Torrington acquisition will enable us to achieve economies of scale with our customers and improve our service capabilities, providing us with more opportunities to become a preferred supplier to our customers. We believe the Torrington acquisition will expand our presence in the industrial service and aftermarket businesses and will enhance our position as a leading supplier of bearings and related products to the industrial aftermarket worldwide.

•	Increasing cost savings and manufacturing efficiencies. We intend to integrate Torrington into our operations by combining Torrington’s automotive engineered solutions business with our automotive bearings segment and Torrington’s industrial engineered solutions business with our industrial bearings segment. We believe we can generate incremental cost savings throughout the combined company by realizing economies of scale, rationalizing facilities to consolidate manufacturing operations, combining engineering and technology efforts and eliminating duplicative distribution and back office systems. In connection with the Torrington acquisition, we believe we can achieve an estimated annualized rate of pre-tax savings of approximately $80 million by the end of 2005 before implementation costs, including an estimated annualized rate of pre-tax savings of approximately $20 million by the end of the first year following the acquisition. These savings are in addition to the savings described above relating to our strategic manufacturing initiative. We may not, however, be able to realize the anticipated cost savings or other benefits from the integration of Torrington, either in the amount or in the time frame we currently expect, and the costs of achieving these benefits may be higher than we currently expect.

•	Enhancing our technology innovation platform. We believe that Torrington has one of the most flexible and responsive product development programs in the bearing industry. We expect to leverage the best practices of Torrington’s product development programs across our core bearings technology and to apply our strong research focus across Torrington’s product line. Although we may face initial challenges in consolidating functions and integrating procedures and technologies, we ultimately anticipate that these dual efforts will enable us to develop value-added products and to better meet the needs of our customers.

     Financing of the Torrington Acquisition

      We intend to finance the Torrington acquisition and the costs and expenses relating to that acquisition through:

•	this offering of 11 million shares of our common stock by this prospectus supplement;

•	the issuance of approximately $140 million worth of shares of our common stock to Ingersoll-Rand in a private placement; and

•	the incurrence of additional debt, including:

▪	approximately $226 million of borrowings under our new revolving credit facility, approximately $27 million of which will be used to pay off existing commercial paper obligations; and

▪	the net proceeds from the concurrent public offering of $ million of our senior unsecured notes.

Competitive Strengths

      We believe that our core strengths provide us with a competitive advantage that has allowed us to remain consistently at the forefront of our industries. We believe the Torrington acquisition will enhance our competitive strengths, which include:

•	Being a leading worldwide manufacturer of anti-friction bearings and alloy steel. We are a leading global manufacturer of highly engineered bearings, alloy and specialty steel and related components. Over the course of our more than 100-year history, we have become the world’s largest manufacturer of tapered roller bearings and alloy seamless mechanical steel tubing. Torrington is a leading manufacturer of needle roller, heavy-duty roller and ball bearings and motion control components and assemblies. With the acquisition of Torrington, we will have global leadership positions in the needle and tapered roller bearing and alloy steel industries, with operations on six continents. Maintaining this leading position in the global markets for bearings and steel will depend on the success of our operating plans, including our ability to achieve fully the benefits of our strategic manufacturing initiative and successfully integrate Torrington into our operations.

•	A comprehensive product offering with leading brands. We offer a broad array of products and services in the industries in which we operate. Many of our and Torrington’s brands have an extensive history within the bearing industry and are well known for their quality, reliability and performance. We believe our brand name recognition and customer awareness help us to capture additional business, as well as to maintain existing customers, particularly as our customers look to reduce their supplier base.

•	A diverse business mix and customer base. We provide our products and services to a wide range of industries and customers, which reduces our dependence on particular geographic or industry segments. We serve a diverse range of industries, including automotive, construction, aerospace and defense, agriculture, mining, metals, rail, energy, machine tool and general industrial. Many of these industries, however, are cyclical, and our exposure in these areas could negatively impact our business during general economic or industry-specific downturns. Our customers include both OEMs and aftermarket distributors. We expect the Torrington acquisition to complement our existing customer base and enhance our industrial aftermarket sales, allowing us to offset to some extent the cyclicality within the industries we serve.

•	Global manufacturing capabilities. Our extensive global manufacturing network allows us to provide our products to our worldwide customers efficiently. We continue to focus on lowering our cost structure by creating focused factories for each product line or component, reducing our fixed costs and increasing production at our lowest cost plants. Our ability to reduce costs, however, is dependent on many complex factors, including economic conditions, severance requirements and engineering achievements, as well as our ability to implement changes to our existing operations without disruption. We also continue to implement Lean Six Sigma into our manufacturing and business processes to further improve quality and productivity. We intend to apply these techniques within the combined company to further reduce our overall cost structure.

•	An experienced management team. Our executive management team has on average more than 19 years of experience with our company. In addition, our operational management team has substantial materials science expertise and engineering capabilities, which provide them with a distinctive skill set to apply to the bearing industry. As a result of their specialized knowledge, this team has developed strong relationships with, and an intimate understanding of, our customers, as well as the industries we serve.

Business Strategy

      Our strategy is to achieve profitable growth by continuing to pursue the following initiatives:

•	Build on our “customer centric” focus to further partner with customers and diversify our customer base. We work collaboratively with our customers in our research and development efforts to allow us to manufacture products that fit our customers’ individual requirements, cost less and provide improved performance. We intend to continue to work closely with our customers to provide significant product improvements, create differentiated products and distribute our products efficiently. We believe this partnership approach creates significant brand equity, fosters long-term relationships with our customers and positions us to expand our already diverse customer base. For example, by providing integrated products that meet our customers’ needs, we are able to offer our customers higher value-added solutions. Other examples of this partnership approach are the several e-business initiatives we have implemented to better serve our industrial distribution customers and expand our distribution capabilities worldwide.

•	Leverage our technology and engineering competencies to introduce complementary new products. Since 1999, we have invested approximately $50 million annually into our research and development efforts to generate new revenue, reduce costs, develop more comprehensive solutions for our customers and enhance our manufacturing efficiency. We plan to continue leveraging our significant research and development investments and engineering expertise to develop highly differentiated and customized products and to produce them more efficiently for our customers.

•	Continuously improve our manufacturing processes. Through our strategic manufacturing initiative, we have put into place additional training and personnel needed to further drive process improvements, including our Lean Six Sigma effort. Using Lean Six Sigma, we seek to improve our overall manufacturing processes by reducing cycle time, inventory and floor space, which results in higher returns on our invested capital. We also intend to continue to enhance our productivity and reduce costs through process improvements achieved through research and development and changes driven by skilled plant managers.

•	Expand our international presence. Over the last 10 years, we have opened or acquired new manufacturing and distribution facilities in the United Kingdom, France, Mexico, Singapore, the Netherlands and Italy and expanded our lower cost bearing manufacturing centers in Poland, Romania and China. We have also formed joint ventures in emerging markets such as Brazil and China. These facilities further expand our more than 80-year international presence, improve our overall cost position and enable us to better meet customer demand for local sourcing of products. We seek to continue our strategy of international expansion, including through the Torrington acquisition, which will enable us to further develop our presence in Europe and Asia and provide additional opportunities for us to benefit from globalization.

      We are incorporated in the State of Ohio. Our principal executive offices are located at 1835 Dueber Avenue, S.W., Canton, Ohio 44706-2798. Our telephone number is (330) 438-3000.

The Offering

Common stock offered by us in this offering	11,000,000 shares

Common stock outstanding after the offering	shares

Use of proceeds	We expect to use the net proceeds from this offering and our concurrent notes offering, together with additional debt financing, to finance the cash consideration to be paid for the Torrington acquisition. The closing of this offering is conditioned on the closing of the Torrington acquisition. See “Use of Proceeds.”

New York Stock Exchange symbol	TKR

Risk factors	You should carefully consider all of the information in this prospectus supplement and the accompanying prospectus. In particular, you should evaluate the information set forth in the section of this prospectus supplement entitled “Risk Factors” beginning on page S-15 before deciding whether to invest in our common stock.

      The number of shares of our common stock shown above to be outstanding after this offering is based on the number of shares of our common stock outstanding as of January   , 2003, together with an estimated       shares of common stock, approximately      % of our then outstanding shares, that we expect to issue to Ingersoll-Rand in connection with the Torrington acquisition, based on a closing sale price of our common stock of $     per share on January   , 2003. The number of shares of our common stock shown above excludes:

•	shares of our common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $ per share; and

•	shares of our common stock reserved for additional grants under our stock option plan.

      Unless we indicate otherwise, the share information in this prospectus supplement assumes the underwriters’ option to cover overallotments is not exercised. See “Underwriting.”

Concurrent Notes Offering

      Concurrently with this offering of common stock, we are offering, by means of a separate prospectus supplement, an aggregate principal amount of $           million of our senior unsecured notes to finance a portion of the Torrington acquisition. The closing of this offering is not conditioned on the closing of our notes offering, and we cannot assure you that our notes offering will be completed. If we are unable to consummate our notes offering, we intend to borrow up to $           million under the term loan component of our new senior credit facility to finance the Torrington acquisition. See “Description of Certain Indebtedness.”

SUMMARY HISTORICAL CONSOLIDATED AND PRO FORMA

FINANCIAL INFORMATION OF TIMKEN

      We derived the summary historical consolidated financial information as of and for each of the three years ended December 31, 2001 set forth below from our audited consolidated financial statements and the related notes included or incorporated by reference in this prospectus supplement. We derived the financial information as of and for the nine months ended September 30, 2001 and 2002 from our unaudited condensed consolidated financial statements included or incorporated by reference in this prospectus supplement. Our unaudited condensed consolidated financial statements as of and for the nine months ended September 30, 2001 and 2002 include, in our opinion, all adjustments necessary for a fair presentation of the results for each period.

      The unaudited pro forma financial information as of and for the year ended December 31, 2001 and the nine months ended September 30, 2002 set forth below give effect to the Torrington acquisition, the financing arrangements we expect to enter into for that acquisition, including this offering, our concurrent notes offering and borrowings under our new senior credit facility, and the application of the estimated net proceeds of those financings as described under “Use of Proceeds,” as if each had occurred on (1) January 1 of the relevant period presented, in the case of the statements of operations and other financial data, and (2) as of the last day of the period presented, in the case of the balance sheet data. See “Unaudited Pro Forma Financial Information” for a complete discussion of the assumptions underlying the summary pro forma financial information below.

      You should read the following summary historical consolidated and pro forma financial information in conjunction with (1) our audited consolidated financial statements and related notes, (2) our unaudited consolidated financial statements and related notes, (3) Torrington’s audited and unaudited combined financial statements and related notes, (4) the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and (5) the section entitled “Unaudited Pro Forma Financial Information,” each included or incorporated by reference in this prospectus supplement.

	Year Ended December 31,				Nine Months Ended September 30,

				Pro Forma			Pro Forma
	1999	2000	2001	2001	2001	2002	2002

	(in thousands, except per share and ratio data)
Statement of Operations Data:
Net sales	$2,495,034	$2,643,008	$2,447,178	$3,525,266	$1,873,603	$1,905,177	$2,810,175
Gross profit	492,668	500,873	400,720	586,165	320,048	354,205	507,912
Impairment and restructuring charges	—	27,754	54,689	74,027	49,405	24,986	28,215
Operating income (loss)	132,758	105,620	(17,652)	38,618	(6,012)	62,840	123,350
Income (Loss) before cumulative effect of change in accounting principle, as reported	62,624	45,888	(41,666)	(33,688)	(42,884)	14,985	36,810
Diluted earnings per share, as reported (1)	1.01	0.76	(0.69)	(0.42)	(0.71)	0.25	0.45
Dividends per share	0.72	0.72	0.67		0.54	0.39
Balance Sheet Data (as of end of period):
Total assets	$2,441,318	$2,564,105	$2,533,084		$2,534,068	$2,542,043	$3,666,863
Total debt	449,890	514,604	497,015		590,348	481,947	1,063,225
Shareholders’ equity	1,045,981	1,004,682	781,735		914,700	819,073	1,121,323
Other Data:
Net cash provided by operating activities	$277,418	$153,112	$179,871		$35,523	$89,056
Net cash used by investing activities	(194,112)	(152,506)	(99,334)		(63,002)	(40,600)
Net cash (used) provided by financing activities	(75,975)	3,037	(55,487)		44,268	(45,891)
EBITDA(2)	273,069	250,087	156,876	250,421	102,632	161,306	255,097
Depreciation and amortization	149,949	151,047	152,467	189,833	114,015	110,956	139,864
Capital expenditures	173,222	162,717	102,347	144,584	76,108	54,140	85,310
Ratio of earnings to fixed charges(3)	3.85	2.96	(4)		(5)	2.15

(1)	Diluted earnings per share, as reported, is calculated by dividing income (loss) before cumulative effect of change in accounting principle, which includes goodwill amortization in all periods prior to January 1, 2002, by the weighted average number of shares of common stock outstanding, adjusted for the dilutive impact of the potential issuance of shares of common stock upon exercise of outstanding stock options. Basic and diluted earnings per share calculate to the same amount for the periods shown. Excluding goodwill amortization, basic and diluted earnings per share would have increased by $0.08 per share for the years ended December 31, 2001, 2000 and 1999, and by $0.05 per share for the nine months ended September 30, 2001. See Note 5 to our audited consolidated financial statements included or incorporated by reference in this prospectus supplement. Pro forma diluted earnings per share for the year ended December 31, 2001 and the nine months ended September 30, 2002 are based on an assumed 80,439,093 and 81,490,068 weighted average shares outstanding, respectively.

(2)	EBITDA is a measurement not calculated in accordance with generally accepted accounting principles in the United States, or GAAP. We define EBITDA as operating income (loss) plus other income (expense) plus depreciation and amortization. We do not exclude from operating income (loss) for purposes of calculating EBITDA (a) reorganization and implementation expenses for the years ended December 31, 2000, 2001 and 2001 on a pro forma basis of $11.1 million, $12.6 million and $12.6 million, respectively, and for the nine months ended September 30, 2001, 2002 and 2002 on a pro forma basis of $7.6 million, $14.3 million and $14.3 million, respectively, and (b) impairment and restructuring expenses for the years ended December 31, 2000, 2001 and 2001 on a pro forma basis of $27.8 million, $54.7 million and $74.0 million, respectively, and for the nine months ended September 30, 2001, 2002 and 2002 on a pro forma basis of $49.4 million, $25.0 million and $28.2 million, respectively. We also do not exclude from other income (expense) payments received from the U.S. Treasury Department under the Continued Dumping and Subsidy Offset Act, or CDO, of $31.0 million for the year ended December 31, 2001 on an actual and a pro forma basis. We do not intend EBITDA to represent cash flows from operations as defined by GAAP, and you should not consider it as an alternative to net income, cash flows from operations or any other items calculated in accordance with GAAP, or as an indicator of our operating performance. Our definition of EBITDA may not be comparable with EBITDA as defined by other companies. EBITDA is commonly used as an analytical indicator in our industries and also serves as a measure of leverage capacity and debt servicing ability. Following is a reconciliation of EBITDA to operating income (loss):

	Year Ended December 31,				Nine Months Ended September 30,

				Pro Forma			Pro Forma
	1999	2000	2001	2001	2001	2002	2002

	(in thousands)
Operating income (loss)	$132,758	$105,620	$(17,652)	$38,618	$(6,012)	$62,840	$123,350
Other income (expense)	(9,638)	(6,580)	22,061	21,970	(5,371)	(12,490)	(8,117)
Depreciation and amortization	149,949	151,047	152,467	189,833	114,015	110,956	139,864

EBITDA	$273,069	$250,087	$156,876	$250,421	$102,632	$161,306	$255,097

(3)	For purposes of calculating the ratio of earnings to fixed charges, “earnings” consist of income or loss before income taxes, extraordinary items, cumulative effects of accounting changes, amortization of capitalized interest and fixed charges excluding capitalized interest. “Fixed charges” consist of interest, both expensed and capitalized, and an estimate of the interest within rental expense.

(4)	Earnings were inadequate to cover fixed charges for the year ended December 31, 2001. The coverage deficiency totaled $25,022,000 for that period.

(5)	Earnings were inadequate to cover fixed charges for the nine-month period ended September 30, 2001. The coverage deficiency totaled $34,050,000 for that period.

SUMMARY HISTORICAL COMBINED

FINANCIAL INFORMATION OF TORRINGTON

      We derived the summary historical combined financial information as of and for each of the three years ended December 31, 2001 set forth below from Torrington’s audited combined financial statements. We derived the financial information as of and for the nine months ended September 30, 2001 and 2002 from Torrington’s unaudited combined financial statements. You should read the following summary historical combined financial information in conjunction with Torrington’s audited and unaudited combined financial statements and related notes included in this prospectus supplement.

	Year Ended			Nine Months Ended
	December 31,			September 30,

	1999	2000	2001	2001	2002

	(in thousands)
Statements of Income Data:
Net sales	$1,236,265	$1,194,204	$1,088,712	$804,898	$912,436
Gross profit	282,820	273,150	203,703	132,270	146,337
Restructuring charges	11,351	10,999	19,338	13,150	3,229
Operating income	154,947	149,803	77,453	42,673	54,745
Net income	75,110	90,077	47,819	14,173	28,001
Balance Sheet Data (as of end of period):
Total assets		$958,986	$1,013,362	$954,581	$1,060,408
Total debt		26,439	16,414	30,243	14,233
Business equity		211,751	170,588	205,301	202,196
Other Data:
Net cash provided by operating activities	$137,240	$121,752	$103,633	$53,106	$72,771
Net cash (used in) provided by investing activities	(45,689)	20,540	(54,391)	(29,402)	(27,924)
Net cash used in financing activities	(96,248)	(133,339)	(52,591)	(30,293)	(30,641)
EBITDA(1)	201,620	204,137	147,034	70,765	96,066
Depreciation and amortization	51,109	43,746	44,372	32,316	36,948
Capital expenditures	52,140	36,578	42,237	32,515	31,170

(1)	EBITDA is a measurement not calculated in accordance with GAAP. We define EBITDA as operating income plus other income (expense) plus depreciation and amortization. We do not exclude from operating income for purposes of calculating EBITDA (a) restructuring expenses for the years ended December 31, 1999, 2000 and 2001 of $11.4 million, $11.0 million and $19.3 million, respectively, and for the nine months ended September 30, 2001 and 2002 of $13.2 million and $3.2 million, respectively, and (b) CDO payments for the year ended December 31, 2001 of $22.4 million. We also do not exclude from other income (expense) additional CDO payments for the year ended December 31, 2001 of $25.3 million. We do not intend EBITDA to represent cash flows from operations as defined by GAAP, and you should not consider it as an alternative to net income, cash flows from operations or any other items calculated in accordance with GAAP, or as an indicator of Torrington’s operating performance. Our definition of EBITDA may not be comparable with EBITDA as defined by other companies. EBITDA is commonly used as an analytical indicator in our industries and also serves as a measure of leverage capacity and debt servicing ability. Following is a reconciliation of EBITDA to operating income:

	Year Ended			Nine Months Ended
	December 31,			September 30,

	1999	2000	2001	2001	2002

	(in thousands)
Operating income	$154,947	$149,803	$77,453	$42,673	$54,745
Other income (expense)	(4,436)	10,588	25,209	(4,224)	4,373
Depreciation and amortization	51,109	43,746	44,372	32,316	36,948

EBITDA	$201,620	$204,137	$147,034	$70,765	$96,066

RISK FACTORS

      You should carefully consider the risks described below, as well as other information contained in this prospectus supplement and the accompanying prospectus and the documents incorporated or deemed incorporated by reference here or in the accompanying prospectus, before making an investment in shares of our common stock.

Risks Related to the Torrington Acquisition

      In addition to increasing the risks relating to our business described further below, the increased scale, global reach and level of indebtedness associated with the Torrington acquisition will also expose us to the following risks.

          We may not be able to effectively integrate Torrington into our operations.

      Our future success will depend, in part, on our ability to effectively integrate Torrington into our operations. We may not be able to successfully do so without substantial costs, delays or other difficulties. We will face significant challenges in consolidating functions and integrating procedures, information technology systems, personnel, product lines and operations in a timely and efficient manner. In particular, we may encounter difficulties in integrating our technology and training our sales forces to work with new products and customers.

      The integration process will be complex and time consuming, may be distracting to management and disruptive to our businesses, and may cause an interruption of, or a loss of momentum in, our businesses as a result of a number of obstacles, such as:

•	the loss of key employees, whom we refer to as associates, or customers;

•	the failure to maintain the quality of customer service that each business has historically provided;

•	the need to retrain skilled engineering and sales personnel;

•	the need to coordinate geographically diverse organizations;

•	retooling and reprogramming of equipment and information technology systems; and

•	the resulting diversion of management’s attention from our day-to-day business and the need to hire additional management personnel to address integration obstacles.

      If we are not successful in integrating Torrington into our operations, if the integration takes longer than anticipated, if Torrington does not perform as we anticipate or if the integrated product and service offerings fail to achieve market acceptance, our operations, margins, sales and reputation could be adversely affected. We may encounter similar problems with any future acquisitions.

We may not be able to realize the anticipated cost savings, synergies or revenue enhancements from combining our company with Torrington, and we will incur significant costs to achieve these savings.

      Even if we are able to integrate successfully the operations of our company and Torrington, we may not be able to realize the cost savings, synergies or revenue enhancements that we anticipate from the integration, either in the amount or in the time frame that we currently expect. Our ability to realize anticipated cost savings, synergies and revenue enhancements may be affected by a number of factors, including the following:

•	our ability to effectively eliminate duplicative backoffice overhead and overlapping sales personnel, rationalize manufacturing capacity and shift production to more economical facilities;

•	our spending in excess of an estimated $130 million in cash on integration and implementation activities, over the next four years, in order to achieve those cost savings, which could offset any such savings and other synergies resulting from the Torrington acquisition;

•	increases in other expenses, operating losses or problems unrelated to the Torrington acquisition, which may offset the cost savings and other synergies from the acquisition; and

•	our ability to avoid labor disruption in connection with the integration of Torrington.

Claims against us relating to Torrington brought after the Torrington acquisition may necessitate our seeking indemnification from Ingersoll-Rand, which Ingersoll-Rand may not provide, and these claims may exceed Ingersoll-Rand’s indemnification obligations to us under the purchase agreement or may, in the aggregate, materially affect our financial condition and results of operations.

      Ingersoll-Rand must indemnify us after the closing of the Torrington acquisition for certain losses suffered or incurred by us related to Torrington, as provided in the purchase agreement. See “Description of the Torrington Purchase Agreement and Related Agreements.” However, we may not be able to successfully obtain indemnification from Ingersoll-Rand. We may, as a consequence, have to bear liabilities for which we are entitled to indemnification, but for which we are unable to collect.

      In addition, for certain claims, Ingersoll-Rand’s indemnification obligation to us is subject to certain financial limitations, including general and per-claim deductibles and a cap, as well as time limitations. If a significant number of small claims for which we cannot seek indemnification are brought against us, they may, in the aggregate, amount to a considerable sum, and the total liabilities may exceed our estimates or the $400 million cap.

      Any claims brought against us in connection with the Torrington acquisition, whether or not subject to indemnification, may harm our reputation in the industries in which we operate and hence could have a substantial negative impact on the sales of our products.

We may not be able to acquire certain of Torrington’s assets, which could reduce the benefits of the Torrington acquisition to us.

      In connection with the Torrington acquisition it will be necessary to obtain the consent of certain Torrington joint venture parties and customers to the transfer of certain portions of Ingersoll-Rand’s interest in Torrington to us. If Ingersoll-Rand is unable to obtain the necessary waivers or consents to those transfers, we may not be able to acquire the applicable asset, even if it is material to Torrington, the business of the combined company or our long-term business strategy. As a result, we may not achieve all of the expected benefits of the Torrington acquisition, including having access to certain customers or relationships.

Risks Related to our Industries

The bearing industry is highly competitive and this competition results in significant pricing pressure for our products that could affect our revenues and profitability.

      The global bearing industry is highly competitive. We compete with domestic manufacturers and many foreign manufacturers of anti-friction bearings, including SKF AB, INA-Holding Schaeffler KG, NTN Corporation, Koyo Seiko Co., Ltd. and NSK Ltd. We compete primarily based on price, quality, timeliness of delivery and design, and the ability to provide engineering support and service on a global basis. The bearing industry is also capital intensive, and profitability is dependent on factors such as labor compensation and productivity and inventory management, which are subject to risks that we may not be able to control. Furthermore, it is becoming necessary to provide our customers with integrated systems and solutions rather than individual components, which may require us to invest significant additional capital into our research and development efforts. Some of our competitors may be better able to manage these costs or may have greater financial resources than us and, therefore, can more easily afford to make these expenditures. Due to the competitiveness within the bearing industry, we may not be able to increase prices for our products to cover increases in our costs, and, in many cases, we may face pressure to reduce prices, which could adversely affect our profitability.

Competition and consolidation in the steel industry, together with global overcapacity, result in significant pricing pressure for our products.

      Competition within the steel industry, both domestically and worldwide, is intense and is expected to remain so. More than 30 U.S. steel companies have declared bankruptcy in recent years and have either ceased operations or, more often, been acquired by other companies. Global production overcapacity is also likely to continue, which, combined with the high levels of steel imports into the United States, has exerted downward pressure on domestic steel prices and has resulted in, at times, a dramatic narrowing, or with many companies, the elimination, of gross margins. These industry conditions lead to significant downward pressure on prices for our steel products, which could have a material adverse effect on our revenues and profitability. In addition, many of our competitors are continuously exploring and implementing strategies, including through acquisitions, that focus on manufacturing higher margin products that compete more directly with our steel products. Our ability to remain competitive will depend, in part, on whether we are able to keep production costs competitive and keep pace with those product improvements in a cost effective manner.

Weakness in any of the industries in which our customers operate, as well as the cyclical nature of our customers’ businesses generally, could adversely impact our revenues and profitability.

      The automotive, aerospace, heavy equipment and many of the other industries to which we sell our products are cyclical and tend to decline in response to overall declines in industrial production. Margins in those industries are highly sensitive to demand cycles, and our customers in those industries historically have tended to delay large capital projects, including expensive maintenance and upgrades, during economic downturns. As a result, our business is also cyclical and impacted by overall levels of industrial production. In addition, many of our customers have historically experienced periodic downturns, which often have had a negative effect on demand for our products. For example, deferrals or cancellations in aircraft orders adversely affect the volume and price of orders placed for products used to manufacture commercial aircraft, including our bearings and other individual parts and components we manufacture. Prior industry downturns have negatively affected our net sales, gross margin and net income. In addition, the United States and other world markets are currently experiencing an economic downturn and many of the markets we serve have been affected by this negative environment. An extension of the current economic downturn would have a material adverse impact on our revenues and profitability by reducing demand and margins for our products.

An increase in the use of substitutes for our steel products could adversely impact our revenues and profitability by reducing demand and margins.

      In the case of certain product applications, steel competes with other materials, including plastic, aluminum, graphite composites and ceramics. The incorporation of more of these steel substitutes in automobiles and other applications could reduce the demand, and therefore the prices we are able to charge, for our steel products. If this were to happen, there could be a material adverse impact on our revenues and profitability by reducing demand and margins for our products.

Environmental regulations impose substantial costs and limitations on our operations, and environmental compliance may be more costly than we expect.

      We are subject to the risk of substantial environmental liability and limitations on our operations due to environmental laws and regulations. We are subject to various federal, state, local and foreign environmental, health and safety laws and regulations concerning issues such as air emissions, wastewater discharges, solid and hazardous waste handling and disposal and the investigation and remediation of contamination. The risks of substantial costs and liabilities related to compliance with these laws and regulations are an inherent part of our business, and future conditions may develop, arise or be discovered that create substantial environmental compliance or remediation liabilities and costs.

      Compliance with environmental legislation and regulatory requirements may prove to be more limiting and costly than we anticipate. New laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new clean-up requirements could require us to incur costs or become the basis for new or increased liabilities that could have a material adverse effect on our business, financial condition or results of operations. We may also be subject from time to time to legal proceedings brought by private parties or governmental authorities with respect to environmental matters, including matters involving alleged property damage or personal injury.

      Although Ingersoll-Rand has agreed to indemnify us in the purchase agreement for certain specified environmental liabilities, Torrington’s operations, including past disposal practices, may subject us to potential significant liabilities relating to the investigation and clean-up of contaminated properties and to potential claims alleging personal injury. Torrington’s environmental liabilities may exceed our estimates and the indemnity provided for in the purchase agreement may not be sufficient to address these potential liabilities.

Successful appeals with respect to, a relaxation of, or substantial exemptions from, the tariffs contained in President Bush’s recent order regarding steel imports may lessen the benefits of the order.

      The tariffs imposed by the United States on hot-rolled and cold-finished steel bar imports, which are among our products, are currently being challenged before the World Trade Organization, or WTO, by several countries. See “Business — Trade Law Enforcement.” Retaliatory tariffs threatened by or imposed on U.S. steel and other products by a number of affected countries would increase the cost of our products in those markets, potentially reducing sales. In addition, a reduction or adverse change in the scope or duration of the remedy granted by the President could lead to a resurgence of steel bar imports. This would again put significant downward pressure on U.S. steel bar prices, which could negatively impact our steel sales, margins and profitability.

Payments to us from the U.S. Treasury Department under the Continued Dumping and Subsidy Offset Act may not continue.

      We received a $31.0 million payment under the CDO in 2001 and an approximately $54.0 million payment in 2002. See “Business — Continued Dumping and Subsidy Offset Act.” We may not receive future payments under the CDO nor can we predict the amount of any such payment we may receive under the CDO. Although Torrington received a payment of approximately $62.0 million under the CDO and approximately $72.1 million in 2002, under the purchase agreement, Ingersoll-Rand will retain 100% of the payment Torrington received in 2002, and we will be obligated to pay Ingersoll-Rand 80% of any such payments Torrington receives in 2003 and 2004.

Risks Related to our Business

The failure to fully carry out our strategic manufacturing initiative could negatively affect our business, financial condition or results of operations.

      Maintaining our leading position in the global markets for bearings and steel will depend on the success of our operating plans, including our ability to achieve fully the benefits of our strategic manufacturing initiative. A combination of complex factors, including the general economic environment, the availability of lower cost manufacturing opportunities, severance requirements and engineering achievements, will affect our ability to carry out our strategic manufacturing initiative. Our belief as to the future cost savings from our strategic manufacturing initiative is based upon our current best estimates and we may not achieve these estimates, either in the amount or the time frame that we currently expect. Our inability to achieve the expected cost savings from our strategic manufacturing initiative or otherwise reduce our fixed costs to the extent we currently anticipate could materially adversely affect our business, financial condition and results of operations. In addition, increases in other costs and expenses may offset any cost savings from our strategic manufacturing initiative and our other cost reduction efforts.

We may incur further restructuring and impairment charges that could negatively affect our profitability.

      We have taken approximately $73.7 million in restructuring and impairment charges from our strategic manufacturing initiative from the second quarter of 2001 through September 30, 2002. Moreover, Torrington has also taken restructuring charges of approximately $19.3 million and $3.2 million for the year ended

December 31, 2001 and the nine months ended September 30, 2002, respectively, related to a workforce reduction and facility consolidation effort that is substantially complete. Changes in business or economic conditions, in our business strategy or restructuring in connection with the Torrington acquisition may require us to take additional charges in the future.

Our level of indebtedness and other demands on our cash resources could materially affect our operations and business strategy.

      As of September 30, 2002, we had approximately $482 million of total consolidated debt. We expect to incur significant additional indebtedness to finance the Torrington acquisition through our concurrent notes offering and our new senior credit facility. After giving pro forma effect to the Torrington acquisition, the financing of the Torrington acquisition and the application of the proceeds of those financings, as of September 30, 2002, we would have had total consolidated debt of approximately $1.7 billion, based on the minimum offering price per share required as a condition to the purchase agreement. In addition, we will have undrawn availability under our new revolving credit facility and our new accounts receivable facility. See “Description of Certain Indebtedness.” Subject to the limits contained in our new senior credit facility and our other debt agreements, we may also incur additional debt in the future. In addition to the debt service requirements on our outstanding debt, we have other demands on our cash resources, including, among others, capital expenditures and operating expenses.

      Our level of indebtedness and the significant debt servicing costs associated with that indebtedness could have important effects on our operations and business strategy. For example, they could:

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing the amount of our cash flow available for working capital, capital expenditures, payments of dividends on our common stock, acquisitions and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in the industries in which we compete;

•	place us at a competitive disadvantage compared to our competitors, some of which have lower debt service obligations and greater financial resources than we do;

•	limit our ability to borrow additional funds;

•	increase our vulnerability to general adverse economic and industry conditions; and

•	result in our failure to satisfy the financial covenants contained in our new senior credit facility or in other agreements governing our indebtedness, which, if not cured or waived, could have a material adverse effect on our business, financial condition or results of operations.

      On October 17, 2002, Standard & Poor’s Rating Services, or S&P, publicly announced that it placed our ratings on CreditWatch with negative implications. Additionally, Moody’s Investors Service, or Moody’s, announced that it had placed our debt ratings under review for possible downgrade. These announcements were in response to our announcement of the Torrington acquisition. S&P and/or Moody’s may, in the future, downgrade our credit profile. The downgrading of our ratings by S&P and Moody’s would result in an increase in the interest rate on our new senior credit facility, could materially adversely affect our future ability to obtain funding or materially increase the cost of any additional funding.

Unexpected equipment failures may increase our costs and reduce our sales due to production curtailments or shutdowns.

      Interruptions in production capabilities will inevitably increase our production costs and reduce sales and earnings for the affected period. In addition to equipment failures, our facilities are also subject to the risk of catastrophic loss due to unanticipated events such as fires, explosions or violent weather conditions. Our manufacturing processes are dependent upon critical pieces of equipment, such as furnaces, continuous casters and rolling equipment, as well as electrical equipment, such as transformers, and this equipment may, on occasion, be out of service as a result of unanticipated failures. In the future, we may experience material plant shutdowns or periods of reduced production as a result of these types of equipment failures.

Any change in the availability or cost of raw materials and energy resources could materially affect our earnings.

      We require substantial amounts of raw materials, including our own steel tubing and bars, purchased strip steel, scrap metal, nickel and other alloys and natural gas and electric power to operate our business. The availability and prices of raw materials and energy resources may be subject to curtailment or change due to, among other things, new laws or regulations, suppliers’ allocations to other purchasers, interruptions in production by suppliers, changes in exchange rates and prevailing price levels. For example, the weighted average price of scrap metal increased 12.5% from 1999 to 2000, decreased 19.6% from 2000 to 2001, and increased 7.8% from December 31, 2001 to September 30, 2002.

      Moreover, disruptions in the supply of our raw materials or energy resources could temporarily impair our ability to manufacture our products for our customers or require us to pay higher prices in order to obtain these raw materials or energy resources from other sources, and could thereby affect our sales and profitability. Any increase in the prices for such raw materials or energy resources could materially affect our costs and therefore our earnings.

The global nature of our business exposes us to foreign currency fluctuations that may affect our asset values, results of operations and competitiveness.

      We are exposed to the risks of currency exchange rate fluctuations, because a significant portion of our net sales and certain of our costs, assets and liabilities are denominated in currencies other than the U.S. dollar. These risks include a reduction in our asset values, net sales, operating income and competitiveness.

      For those countries outside the United States where we have significant sales, which currently include France, Germany and the United Kingdom, a devaluation in the local currency will reduce the value of our local inventory as presented in our financial statements. In addition, a stronger dollar will result in reduced revenue, operating profit and shareholders’ equity due to the impact of foreign exchange translation on our financial statements. Lastly, fluctuations in foreign currency exchange rates may make our products more expensive for customers to purchase or increase our operating costs, affecting our competitiveness and our profitability.

      Changes in exchange rates between the U.S. dollar and other currencies, including the Brazilian real, and volatile economic, political and market conditions in Brazil, Argentina and other emerging market countries, have in the past adversely affected our financial performance and may continue to adversely affect the value of our assets located outside the United States, our gross profit and our operating results.

Global political instability and other risks of international operations may adversely affect our operating costs, revenues and the price of our products.

      Our international operations expose us to risks not present in a purely domestic business, including primarily:

•	changes in tariff regulations, which may make our products more costly to export;

•	difficulties establishing and maintaining relationships with local distributors and dealers;

•	import and export licensing requirements;

•	compliance with a variety of foreign laws and regulations, including unexpected changes in taxation and environmental or other regulatory requirements, which could increase our operating and other expenses and limit our operations; and

•	difficulty in staffing and managing geographically diverse operations.

These and related risks may increase the relative price of our products compared to those manufactured in other countries, reducing the demand for our products in the markets in which we operate. The Torrington acquisition would have increased our sales derived from international operations in 2001 from approximately

$540 million to approximately $940 million on a pro forma basis after giving effect to the Torrington acquisition. As a result, following the Torrington acquisition, we will be more susceptible to the adverse consequences of the risks described above.

      Additionally, we conduct a portion of our accounts payable, payroll, information technology and engineering and other business processing operations in India and we may expand those operations in the future. India has from time to time experienced unrest relating to religious and political differences within India’s population and with neighboring countries. Although the hostilities have substantially abated of late and have not had an adverse impact on us directly, future events of this nature could have an adverse effect on our overall costs.

Declines in the stock market and prevailing interest rates may cause a significant reduction in our net worth.

      In 2001, as a result of lower investment performance caused by lower stock market returns and a decline in prevailing interest rates, our pension fund asset values decreased. The reduction in asset values required that we take a non-cash after-tax charge to accumulated other comprehensive loss, which is a component of shareholders’ equity, of $122.5 million. Based on current asset performance and interest rate levels, we anticipate that we will be required to further reduce shareholders’ equity as of December 31, 2002, although the amount is dependent on the actual performance of our pension fund assets and interest rates and will not be determined until the first quarter of 2003. We may be required to take further charges related to pension liabilities and these charges may be significant. A reduction in our shareholders’ equity may affect our ability to maintain the required net worth ratios under our existing senior credit facility and our new senior credit facility.

Declines in prevailing interest rates and the stock market may require us to increase our pension liability for 2003 and future fiscal years and may lead us to accelerate funding of our pension obligations and divert funds from other uses.

      A decline in prevailing interest rates and the lower investment performance caused by lower stock market returns have increased our defined benefit pension obligations. The increase in our defined benefit pension obligations, as well as our ongoing practice of managing our funding obligations over time, led us to prepay a portion of our funding obligations under our pension plans. In the first nine months of 2002, we contributed $51.9 million in cash and an aggregate of $54.5 million in treasury shares and a small number of newly issued shares to our pension plans for this purpose. We also made cash contributions of $56.8 million during 2000 and $84.8 million during 2001 to our pension plans. We currently expect to make significant cash contributions in the near term, but we cannot predict whether changing economic conditions or other factors will lead or require us to contribute additional substantial amounts to our pension plans, diverting funds we would otherwise apply to other uses.

Our new debt agreements restrict our ability, and the ability of some of our subsidiaries, to engage in particular activities.

      Our new senior credit facility restricts our ability and the ability of some of our subsidiaries to, among other things:

•	incur additional debt and make certain investments or acquisitions;

•	incur or permit to exist certain liens;

•	sell assets; and

•	merge, consolidate or amalgamate with another company.

      In addition, the indenture that will govern the notes that we are offering concurrently with this offering will restrict our ability and the ability of some of our subsidiaries to incur or permit to exist certain liens and effect certain sale and leaseback transactions. See “Description of Certain Indebtedness.” Our future indebtedness may also contain restrictions on our ability to engage in particular activities.

We may not be able to maintain profitability or a positive ratio of earnings to fixed charges or meet certain financial standards required by our debt agreements.

      We reported a net loss and our earnings were not sufficient to cover our fixed charges for 2001. The U.S. and global industrial manufacturing downturn deepened during 2002 and contributed to a decrease in our sales and profitability. We cannot foresee whether our operations will generate sufficient revenue for us to sustain profitability in the future and we may not be able to reduce fixed costs sufficiently to improve our operating ratios.

      In addition, our existing senior credit facility and our new senior credit facility contain financial covenants that require us to achieve certain financial and operating results and maintain compliance with specified financial ratios. In particular, our new senior credit facility contains requirements to maintain a minimum consolidated net worth, a maximum consolidated leverage ratio and a minimum consolidated fixed charge coverage ratio. These covenants could limit our ability to obtain future financing and may prevent us from taking advantage of attractive business opportunities. Our ability to meet the financial covenants or requirements in our senior credit facilities may be affected by events beyond our control, and we may not be able to satisfy such covenants and requirements. A breach of these covenants or our inability to comply with the financial ratios, tests or other restrictions could result in an event of default under our senior credit facilities, which in turn could result in an event of default under the terms of our other indebtedness. Upon the occurrence of an event of default under our senior credit facilities, after the expiration of any grace periods, the lenders could elect to declare all amounts outstanding under our senior credit facilities, together with accrued interest, to be immediately due and payable. If this happens, our assets may not be sufficient to repay in full the payments due under those facilities or our other indebtedness.

      In addition, if we are unable to service our indebtedness or fund our operating costs, we will be forced to adopt alternative strategies that may include:

•	reducing or delaying capital expenditures;

•	seeking additional debt financing or equity capital, possibly at a higher cost to us or have other terms that are less attractive to us than would otherwise be the case;

•	selling assets;

•	restructuring or refinancing debt, which may increase further our financing costs; or

•	curtailing or eliminating certain activities.

Moreover, we may not be able to implement any of these strategies on satisfactory terms, if at all.

The departure of existing management and key personnel who are familiar with our business strategy and daily operations, or a shortage of skilled employees, would materially affect our business, operations and prospects.

      Many of our executive officers are critical to the management and direction of our business. Our future success depends, in large part, on our ability to retain these officers and other capable management personnel. In addition, we have entered into severance agreements with all of our executive officers that allow those officers to terminate their employment with us in the event of a change of control affecting our company. We may not be able to attract and retain talented personnel and replace key personnel should the need arise and, our inability to do so could have a material adverse effect on our ability to successfully execute our business strategy, market and develop our products and serve our customers. In addition, because of the complex nature of many of our products and programs, we are generally dependent on an educated and highly skilled workforce. Our ability to efficiently develop and deliver our products could be adversely affected by a shortage of available skilled employees.

Strikes or work stoppages by our unionized associates could disrupt our manufacturing operations, reduce our revenues or increase our labor costs.

      Approximately 32% percent of our U.S. associates and 4% of Torrington’s employees are covered by collective bargaining agreements. Any potential strikes or work stoppages, and the resulting adverse impact on our relationships with customers, could significantly disrupt our operations and have a material adverse effect on our business, financial condition or results of operations.

Risks Related to our Common Stock

Substantial sales of shares of our common stock could cause our stock price to decline.

      We may, in the future, sell additional shares of our common stock in subsequent public offerings and may also issue additional shares of our common stock to finance future acquisitions. A substantial number of shares of our common stock is also available for future sale pursuant to stock options that we have granted to our associates. Sales of substantial amounts of our common stock, or the perception that such sales could occur, may adversely affect prevailing market prices for shares of our common stock and could impair our ability to raise capital through future offerings.

      Additionally, we have agreed to issue approximately $140 million worth of shares of our common stock, representing approximately      % of our shares of common stock to be outstanding after the closing of the Torrington acquisition and after giving effect to this offering, to Ingersoll-Rand in a private placement, as part of the consideration for the Torrington acquisition. Under the terms of the purchase agreement relating to the Torrington acquisition, we will enter into a registration rights agreement with Ingersoll-Rand Company, a wholly owned U.S. subsidiary of Ingersoll-Rand, and, pursuant to the registration rights agreement, will file a shelf registration statement with the SEC in order to allow Ingersoll-Rand to sell these shares in registered resales in compliance with SEC rules. Ingersoll-Rand and Ingersoll-Rand Company have also agreed to enter into a standstill and voting agreement with us, among other things, to limit Ingersoll-Rand’s ability to transfer these shares for a period of six months after the closing of the Torrington acquisition, subject to certain exceptions. After the expiration of the six-month lock-up period, subject to the availability of the shelf registration described above, Ingersoll-Rand will be able to sell some or all of its shares of our common stock in the public markets under the registration statement we have agreed to provide. Any such sales by Ingersoll-Rand, or the perception that such sales may occur, could adversely affect the market price of our common stock. See “Description of the Torrington Purchase Agreement and Related Agreements.”

      We, our directors and executive officers will agree, with certain exceptions, not to sell or otherwise transfer any shares of our common stock for       days after the date of this prospectus supplement, without first obtaining the written consent of      . With the consent of      , we, our directors and executive officers may sell shares before the expiration of such      -day period without prior notice to our other shareholders or to any public market in which our common stock trades. Ingersoll-Rand will agree to enter into a substantially similar agreement with      , except that the lock-up period under Ingersoll-Rand’s agreement will be       days.

Our stock price may become more volatile in the future, resulting in substantial losses for investors purchasing shares of our common stock in this offering. Investors may not be able to resell their shares of our common stock at or above the price to the public.

      The trading price of our common stock may become more volatile in the future. Many factors may contribute to this volatility, including, but not limited to:

•	changes in marketing, product pricing and sales strategies or development of new products by us or our competitors;

•	changes in domestic or foreign governmental regulations;

•	variations in our results of operations;

•	perceptions about market conditions in the industries we serve; and

•	general market conditions.

      Volatility may have a significant impact on the market price of our common stock. Moreover, the possibility exists that the stock market could experience extreme price and volume fluctuations that may materially adversely affect our stock price regardless of our operating results. This volatility makes it difficult to ascribe a stable valuation to a shareholder’s holdings of our common stock.

Our articles of incorporation, regulations and Ohio corporate law could delay or prevent a change of control that you may favor.

      Our articles of incorporation, regulations and Ohio corporate law contain provisions that could delay, defer or prevent a change of control of our company or our management. These provisions could also discourage proxy contests and make it more difficult for you and other shareholders to elect directors and take other corporate actions. These provisions:

•	divide our board of directors into three classes, with members of each class to be elected for staggered three-year terms; and

•	regulate how shareholders may present proposals or nominate directors for election at shareholder meetings.

      Additionally, Ohio corporate law provides that certain notice and informational filings and special shareholder meeting and voting procedures must be followed prior to consummation of a proposed “control share acquisition,” as defined in the statute. Assuming compliance with the notice and information filings prescribed by statute, the proposed control share acquisition may be made only if, at a special meeting of shareholders, the acquisition is approved by both a majority of the voting power of the company represented at the meeting and a majority of the voting power remaining after excluding the combined voting power of the “interested shares,” as defined in the statute. For more information about these laws and our articles and regulations, see “Description of Our Capital Stock” in the accompanying prospectus. Together, these provisions of our articles, regulations and Ohio corporate law may discourage transactions that otherwise could provide for the payment of a premium over prevailing market prices for our common stock and could also limit the price that investors may be willing to pay in the future for shares of our common stock.

USE OF PROCEEDS

      We expect to receive net proceeds from this offering, after deducting the estimated discounts and commissions of the underwriters and other offering expenses, of approximately $      million, based on an assumed offering price of $     per share. We also expect to receive approximately $      of net proceeds, after deducting the estimated discounts and commissions and other expenses, from our concurrent notes offering. We intend to use the net proceeds from this offering and the notes offering, together with borrowings under our new senior credit facility, to finance the cash consideration to be paid for the Torrington acquisition and related fees and expenses. We intend for this offering to qualify as the “Qualifying Equity Offering” under the purchase agreement. The purchase agreement defines a Qualifying Equity Offering as a registered public offering of not more than 11 million shares of our common stock (without giving effect to any underwriters’ overallotment option), at a minimum price per share of $14.75. We expect that any excess of net proceeds to us from this offering over the minimum required by the purchase agreement, including due to the exercise by the underwriters of their overallotment option, will permit us to borrow less, either under our new senior credit facility or our notes offering. The closing of this offering is not conditioned on the closing of the notes offering. However, each offering is conditioned on the closing of the Torrington acquisition, and the closing of our notes offering is conditioned on the closing of this offering.

      The following table sets forth the estimated sources and uses of funds in connection with the Torrington acquisition (in millions):

Sources of Funds

Common stock(1)	$162.2
Senior unsecured notes(1)(3)	375.0
Revolving credit facility(3)(4)	225.9
Equity issuance to Ingersoll-Rand	140.0

Total sources of funds	$903.1

Uses of Funds

The Torrington acquisition(2)	$836.5
Fees and expenses of the Torrington acquisition	40.0
Refinancing of our existing commercial paper(4)	26.6

Total uses of funds	$903.1

(1)	Excludes underwriting discounts and commissions and offering expenses payable by us in connection with this offering and our concurrent notes offering.

(2)	Pursuant to the purchase agreement, the purchase price for the Torrington acquisition is subject to adjustment after closing of the Torrington acquisition. The purchase price in the table above reflects an estimated purchase price adjustment of approximately $3.5 million as of September 30, 2002. See “Description of the Torrington Purchase Agreement and Related Agreements — Stock and Asset Purchase Agreement — Consideration Payable by Us.”

(3)	The senior unsecured notes are being offered in a concurrent offering. If we do not consummate our notes offering, we will incur up to $ million of additional borrowings under the term loan component of our new senior credit facility in order to finance the Torrington acquisition. See “Description of Certain Indebtedness.”

(4)	The revolving credit facility is part of our new senior credit facility. See “Description of Certain Indebtedness.” Upon the closing of the Torrington acquisition, the revolving credit facility will replace our existing senior credit facility. Under the terms of our new senior credit facility, we are required to use the proceeds of the revolving credit facility to repay any amounts outstanding under our existing senior credit facility and then terminate our existing senior credit facility. As of September 30, 2002, no amounts were outstanding under our existing credit facility. We intend to borrow up to $26.6 million under our new senior credit facility to repay all of our outstanding commercial paper. We may also choose to repay additional amounts of short-term debt upon the closing of the Torrington acquisition. See “Capitalization.” The above table assumes that the actual amounts of commercial paper outstanding will equal the amount outstanding as of September 30, 2002. Actual amounts borrowed and repaid at the closing of the Torrington acquisition are subject to change.

PRICE RANGE OF COMMON STOCK

      Our common stock is listed for trading on the New York Stock Exchange under the symbol “TKR.” The following table sets forth on a per share basis the intraday high and low sales prices for our common stock for the quarters indicated.

	High	Low

2001:
First Quarter	$17.38	$14.63
Second Quarter	18.65	14.89
Third Quarter	17.16	11.75
Fourth Quarter	16.49	13.04
2002:
First Quarter	$24.50	$15.35
Second Quarter	27.41	20.50
Third Quarter	24.00	16.54
Fourth Quarter	20.27	14.92
2003:
First Quarter (through January 16, 2003)	$20.46	$19.11

      On January 16, 2003, the last reported sale price of our common stock on the New York Stock Exchange was $20.13 per share. You should obtain current market quotations before making any decision with respect to an investment in our common stock. As of September 30, 2002, there were approximately 7,769 holders of record of our common stock. This number excludes beneficial owners of common stock held in street name.

DIVIDEND POLICY

      We pay dividends on shares of our common stock generally in March, June, September and December of each year. We have paid dividends on shares of our common stock every quarter since our initial public offering in 1922. During each quarter in 2000 and the first, second and third quarters of 2001, we paid a quarterly cash dividend on our common stock of $0.18 per share. During the fourth quarter of 2001 and each quarter in 2002, we paid a cash dividend of $0.13 per share. However, we cannot assure you that, or in what amount, we will continue to pay dividends with respect to any future quarters.

      Our board of directors considers the payment of dividends based upon the earnings and financial condition of the company, as well as other relevant considerations.

CAPITALIZATION

      The following table sets forth our capitalization as of September 30, 2002 on an actual basis and on a pro forma, as adjusted basis to give effect to this offering, our concurrent notes offering, the Torrington acquisition and the other related financings and the application of the net proceeds from those financings as if each of them had occurred on September 30, 2002. See “Use of Proceeds” in this prospectus supplement. The following table assumes no exercise of the underwriters’ overallotment option in connection with this offering. The closing of this offering is not conditioned on the closing of our notes offering. However, each offering is conditioned on the closing of the Torrington acquisition, and the closing of our notes offering is conditioned on the closing of this offering. This table should be read in conjunction with “Unaudited Pro Forma Financial Information,” “Selected Historical Financial Information of Timken,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the audited and unaudited combined financial statements and related notes of Torrington and our consolidated financial statements and the related notes, each included elsewhere or incorporated by reference in this prospectus supplement.

	As of
	September 30, 2002

		Pro Forma,
		As
	Actual	Adjusted

Cash and cash equivalents	$36,812	$

Short-term debt and commercial paper(1)	$107,888	$
Current portion of long-term debt	23,544
Long-term debt, net of current portion:
Revolving credit facility(1)	—
Senior unsecured notes(2)	—
Other long-term debt	350,515

Total debt	481,947
Shareholders’ equity
Class I and II Serial Preferred Stock, without par value:
Authorized — 10,000,000 shares each class, none issued	—
Common stock, without par value:
Authorized — 200,000,000; 63,315,670 shares issued and outstanding, actual; shares, issued and outstanding, pro forma, as adjusted
Stated capital	53,064
Other paid-in capital	256,664
Earnings invested in the business	736,212
Accumulated other comprehensive loss	(226,867)

Total shareholders’ equity	819,073

Total capitalization	$$1,301,020

(1)	Excludes current portion of long-term debt. As of September 30, 2002, we had $26.6 million of commercial paper and $81.3 million of other short-term debt outstanding. We expect to use up to $26.6 million of borrowings under our new senior credit facility to repay all of our outstanding commercial paper, and we may also choose, upon the closing of the Torrington acquisition, to repay additional amounts of our short-term debt with further borrowings under our new senior credit facility and/or borrowings under our new accounts receivable facility. See “Description of Certain Indebtedness.”

(2)	The senior unsecured notes are being offered in a concurrent offering. If we do not consummate our notes offering, we will incur up to $ million of additional borrowings under the term loan component of our new senior credit facility in order to finance the Torrington acquisition.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

      The following unaudited pro forma financial statements are based on our historical consolidated financial statements and the historical combined financial statements of Torrington as of and for the year ended December 31, 2001 and the nine months ended September 30, 2002 included in this prospectus supplement. Our and Torrington’s historical financial statements have been prepared in accordance with GAAP. The unaudited pro forma financial statements should be read in conjunction with our audited consolidated financial statements and related notes for the year ended December 31, 2001, our unaudited consolidated condensed financial statements and notes for the nine months ended September 30, 2002, the audited combined financial statements of Torrington for the year ended December 31, 2001 and the unaudited combined financial statements of Torrington for the nine months ended September 30, 2002, each included in this prospectus supplement.

      We will account for the Torrington acquisition under the purchase method of accounting. The unaudited pro forma financial statements give effect to the acquisition of Torrington and the financing of the $700 million cash component of the purchase price through (1) approximately $226 million of borrowings under our new senior credit facility, including amounts borrowed to refinance approximately $27 million of outstanding commercial paper, (2) a public offering of $375 million of senior unsecured notes, and (3) a public offering of 11 million shares of our common stock at an assumed price per share of $14.75, the minimum offering price per share required by the purchase agreement. The unaudited pro forma financial statements also give effect to the issuance of approximately $140 million of our common stock to Ingersoll-Rand, which is equivalent to an aggregate of 9,491,525 shares based on an assumed price per share of $14.75. In addition, the unaudited pro forma financial statements give effect to an approximately $3.5 million estimated purchase price adjustment as of September 30, 2002, as provided for in the purchase agreement. The unaudited pro forma statements of operations give effect to the above transactions as if they had occurred at the beginning of the relevant period presented. The unaudited pro forma balance sheet as of September 30, 2002 gives effect to the above transactions as if they had occurred on September 30, 2002. The unaudited pro forma financial statements presented below do not reflect any anticipated operating efficiencies or cost savings from the integration of Torrington into our business.

      The unaudited pro forma financial statements reflect pro forma adjustments that are described in the accompanying notes and are based on available information and certain assumptions we believe are reasonable, but are subject to change. For example the unaudited pro forma financial statements reflect our preliminary estimates of, among other things, the allocation of the purchase price for the acquisition of Torrington, and are subject to change. We have made, in our opinion, all adjustments that are necessary to present fairly the pro forma information. The unaudited pro forma financial statements do not purport to represent what our actual results of operations or financial position would have been if the acquisition and related transactions described above had occurred on such dates or to project our results of operations or financial position for any future period.

UNAUDITED PRO FORMA BALANCE SHEET

As of September 30, 2002
(in thousands)

      The unaudited pro forma balance sheet presents the combined financial position of Timken and Torrington assuming the Torrington acquisition had occurred as of September 30, 2002.

	Timken	Torrington		Pro forma
	Historical	Historical	Reclassifications*	Adjustments		Pro forma

Assets
Current assets:
Cash and cash equivalents	$36,812	$24,917	$—	$(21,445	)(a)	$40,284
Accounts receivable, net	376,416	139,814	—	60,000	(b)	575,479
				(751	)(c)
Amounts due from affiliates	—	94,960	—	(94,960	)(d)	—
Deferred income taxes	42,790	24,211	—	(24,211	)(e)	42,790
Inventories	464,394	149,429	—	55,465	(f)	669,288
Prepaid expenses and other current assets	—	17,479	(17,479)	—		—

Total current assets	920,412	450,810	(17,479)	(25,902)		1,327,841
Investments in and advances with partially owned affiliates	—	106,808	(106,808)	—		—
Property, plant and equipment, net	1,237,407	346,416	—	69,009	(g)	1,652,832
Costs in excess of net assets of acquired businesses	129,526	6,836	(2,222)	142,160	(h)	276,300
Intangible pension asset	136,382	—	1,181	(1,181	)(i)	136,382
Prepaid pension asset	—	—	57,365	(45,549	)(i)	11,816
Other assets	—	57,383	(57,383)	—		—
Miscellaneous receivables and other assets	71,958	—	106,826	—		178,784
Deferred income taxes	23,207	92,155	—	(92,155	)(e)	23,207
Intangible assets	5,199	—	1,041	25,901	(j)	32,141
Deferred charges and prepaid expenses	17,952	—	17,479	(7,871	)(k)	27,560

Total assets	$2,542,043	$1,060,408	$—	$64,412		$3,666,863

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term debt and commercial paper	$107,888	$10,660	$—	$(30,260	)(l)	$88,288
Accounts payable and other liabilities	263,303	286,430	(143,186)	(63,774	)(m)	342,022
				(751	)(c)
Amounts due to affiliates	—	118,890	—	(118,890	)(d)	—
Salaries, wages and benefits	257,517	—	97,837	(26,609	)(n)	328,745
Income taxes	14,725	—	45,349	(45,349	)(o)	14,725
Current portion of long-term debt	23,544	—	—	—		23,544

Total current liabilities	666,977	415,980	—	(285,633)		797,324
Long-term debt	350,515	3,573	—	597,305	(l)	951,393
Amounts due to affiliates	—	198,700	—	(198,700	)(d)	—
Accrued pension cost	270,179	—	17,377	1,723	(i)	289,279
Accrued postretirement benefits cost	413,319	—	156,084	(90,884	)(n)	478,519

	Timken	Torrington		Pro forma
	Historical	Historical	Reclassifications*	Adjustments		Pro forma

Deferred income taxes	—	37,690	—	(36,217	)(e)	1,473
Other non-current liabilities	21,980	202,269	(173,461)	(23,236	)(p)	27,552

Total liabilities	1,722,970	858,212	—	(35,642)		2,545,540
Shareholders’ equity:
Preferred stock (par)	—	—	—	—		—
Stated capital	53,064	—	—	—		53,064
Other paid-in capital	256,664	—	—	302,250	(q)	558,914
Earnings invested in the business	736,212	216,493	—	(216,493	)(r)	736,212
Accumulated other comprehensive (loss)	(226,867)	(14,297)	—	14,297	(r)	(226,867)

Total shareholders’ equity	819,073	202,196	—	100,054		1,121,323

Total liabilities and shareholders’ equity	$2,542,043	$1,060,408	$—	$64,412		$3,666,863

*	Certain amounts related to Torrington have been reclassified to conform with our presentation.

NOTES TO THE PRO FORMA BALANCE SHEET

a)	Pursuant to the purchase agreement, cash is to be excluded from the assets transferred, except for certain amounts as defined in the purchase agreement.

b)	Pursuant to the purchase agreement, we will also acquire the securitized accounts receivable designated pool of accounts from Ingersoll-Rand. This receivable balance is not included in Torrington’s September 30, 2002 balance sheet.

c)	Reflects the elimination of accounts receivable/payable between us and Torrington.

d)	Reflects the elimination of Torrington’s amounts due from/to affiliates not assumed in the Torrington acquisition.

e)	Reflects the adjustments to Torrington’s deferred income taxes resulting from the Torrington acquisition.

f)	Reflects the adjustment of Torrington’s inventory to estimated fair market value.

g)	Reflects the write-up of property, plant and equipment to estimated fair market value.

h)	Reflects the amount of purchase price in excess of the fair value of net assets acquired (goodwill).

i)	Reflects the elimination of Torrington’s prepaid and intangible pension assets and projected benefit obligation related to retired, deferred vested and inactive participants, which will not be assumed by us in the Torrington acquisition. Pursuant to the purchase agreement, no U.S. pension assets are to be transferred to us. This also reflects an adjustment to estimated fair value for the projected benefit obligation related to active employees for certain plans to be assumed by us in the Torrington acquisition.

j)	Reflects the identifiable intangible assets acquired, at estimated fair market value.

k)	Reflects the elimination of Torrington’s prepaid assets not assumed in the Torrington acquisition.

l)	Reflects the elimination of Torrington’s debt not assumed in the Torrington acquisition, our issuance of new debt to finance a portion of the Torrington acquisition and our refinancing of commercial paper, as follows:

	Current	Long-term

Torrington debt amounts not assumed by us	$(3,660)	$(3,573)
Our issuance of senior unsecured notes	—	375,000
Our refinancing of commercial paper	(26,600)	—
Our draw under our new revolving credit facility (including $26.6 million to refinance commercial paper)	—	225,878

	$(30,260)	$597,305

m)	Reflects the elimination of certain Torrington payables not assumed in the Torrington acquisition in accordance with the purchase agreement.

n)	Reflects the elimination of Torrington’s accumulated postretirement benefit obligation related to retired and inactive participants, which will not be assumed by us in the Torrington acquisition. This also reflects an adjustment to estimated fair value for the accumulated postretirement benefit obligation related to active employees for certain plans to be assumed by us in the Torrington acquisition.

o)	Reflects the elimination of Torrington’s accrued income taxes not assumed by us in the Torrington acquisition.

p)	Reflects the elimination of certain long-term liabilities not to be assumed by us in the Torrington acquisition, including principally environmental liabilities and certain postemployment benefits. Pursuant to the agreement, we will be responsible for 30% of those environmental liabilities that are unknown at the time of the closing, up to a limit of $10 million. No known environmental liabilities will be assumed by us in the Torrington acquisition.

q)	Reflects the common stock issued by us to Ingersoll-Rand and in the public offering to finance a portion of the Torrington acquisition, based on a per share price of $14.75, the minimum offering price per share required by the purchase agreement, without reduction for the fees and expenses of issuance, including underwriting discounts and commissions. Assuming a per share price of $20.13, the last reported sale price on the NYSE on January 16, 2003, the pro forma adjustment for other paid in capital would be $361,430,000.

r)	Reflects the elimination of historical equity of Torrington.

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

For the Year Ended December 31, 2001
(in thousands, except share data)

	Timken	Torrington		Pro Forma
	Historical	Historical	Reclassifications*	Adjustments		Pro Forma

Net sales	$2,447,178	$1,088,712	$—	$(10,624	)(a)	$3,525,266
Cost of products sold	2,046,458	885,009	22,400	(14,766	)(b)	2,939,101

Gross profit	400,720	203,703	(22,400)	4,142		586,165
Selling, administrative and general expenses	363,683	106,912 **	—	2,925	(c)	473,520
Impairment and restructuring charges	54,689	19,338	—	—		74,027

Operating (loss) income	(17,652)	77,453	(22,400)	1,217		38,618
Interest expense	(33,401)	(18,306)	—	(19,919	)(d)	(71,626)
Interest income	2,109	—	—	—		2,109
Receipt of CDO payment	31,019	—	47,700	(47,700	)(e)	31,019
Other (expense) income	(8,958)	25,209	(25,300)	—		(9,049)

(Loss) income before income taxes	(26,883)	84,356	—	(66,402)		(8,929)
Provision for income taxes	14,783	36,537	—	(26,561	)(f)	24,759

Net (loss) income	$(41,666)	$47,819	$—	$(39,841)		$(33,688)

Earnings per share	$(0.69)					$(0.42)
Earnings per share — assuming dilution	$(0.69)					$(0.42)
Average shares outstanding	59,947,568				(g)	80,439,093
Average shares outstanding — assuming dilution	59,947,568				(g)	80,439,093

*	Certain amounts related to Torrington have been reclassified to conform with our presentation for the receipt of CDO payment.

**	Amount includes $21.8 million for the year ended December 31, 2001 of allocated Ingersoll-Rand costs for services provided to Torrington. We estimate that we would have incurred $7.4 million for the year ended December 31, 2001 to provide these services to Torrington.

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

For the Nine Months Ended September 30, 2002
(in thousands, except share data)

	Timken	Torrington		Pro Forma
	Historical	Historical	Reclassifications	Adjustments		Pro Forma

Net sales	$1,905,177	$912,436	$—	$(7,438	)(a)	$2,810,175
Cost of products sold	1,550,972	766,099	—	(14,808	)(b)	2,302,263

Gross profit	354,205	146,337	—	7,370		507,912
Selling, administrative and general expenses	266,379	88,363 *	—	1,605	(c)	356,347
Impairment and restructuring charges	24,986	3,229	—	—		28,215

Operating income	62,840	54,745	—	5,765		123,350
Interest expense	(23,996)	(12,999)	—	(16,059	)(d)	(53,054)
Interest income	991	—	—	—		991
Receipt of CDO payment	—	—	—	—		—
Other (expense) income	(12,490)	4,373	—	—		(8,117)

Income before income taxes	27,345	46,119	—	(10,294)		63,170
Provision for income taxes	12,360	18,118	—	(4,118	)(f)	26,360

Income before cumulative effect of change in accounting principle	$14,985	$28,001	$—	$(6,176)		$36,810

Before cumulative effect of change in accounting principle:
Earnings per share	$0.25					$0.45
Earnings per share — assuming dilution	$0.25					$0.45
Average shares outstanding	60,459,277				(g)	80,950,802
Average shares outstanding — assuming dilution	60,998,543				(g)	81,490,068

*	Amount includes $16.3 million for the nine months ended September 30, 2002 of allocated Ingersoll-Rand costs for services provided to Torrington. We estimate that we would have incurred $5.5 million for the nine months ended September 30, 2002 to provide these services to Torrington.

NOTES TO PRO FORMA STATEMENTS OF OPERATIONS

      (a) Reflects the elimination of sales by us to Torrington.

      (b) Reflects the following:

	December 31, 2001	September 30, 2002

i) Elimination of cost of products sold by us to Torrington	$(8,626)	$(6,040)
ii) Adjustment to depreciation expense for property, plant and equipment purchased in the Torrington acquisition, based on a composite useful life of 12 years	(9,747)	(10,096)
iii) Adjustment to recognize additional pension expense	9,425	4,786
iv) Elimination of periodic postretirement benefits costs related to retirees not assumed by us in the Torrington acquisition and adjustment to increase postretirement benefits costs related to active employees acquired based on our plan provisions	(5,818)	(3,458)

	$(14,766)	$(14,808)

      (c) Reflects the following:

	December 31, 2001	September 30, 2002

i) Amortization of acquired identifiable intangible assets based on an estimated useful life of 10 years	$2,741	$2,056
ii) Adjustment to recognize additional pension expense	947	702
iii) Elimination of periodic postretirement benefits costs related to retirees not assumed by us in the Torrington acquisition and adjustment to increase postretirement benefits costs related to active employees acquired based on our plan provisions	(763)	(1,153)

	$2,925	$1,605

      (d) Reflects interest expense on the pro forma acquisition debt instruments as follows:

	December 31, 2001	September 30, 2002

i) $375.0 million aggregate principal amount of unsecured senior notes at 7.5%	$28,125	$21,094
ii) $225.9 million in borrowings under our new senior credit facility at 4.0%	9,035	6,776
iii) Commitment fee on $274.1 million of unused revolver at 0.375%	1,028	771
iv) Elimination of Torrington’s interest expense	(17,737)	(12,183)
v) Elimination of commercial paper interest expense at 2.0%	(532)	(399)

	$19,919	$16,059

      (e) Reflects the elimination of receipts in 2001 under the CDO. Pursuant to the purchase agreement, the approximately $72.1 million payment received by Torrington under the CDO in the fourth quarter of 2002 will be retained by Ingersoll-Rand. We will pay eighty percent (80%) of any amounts received by Torrington under the CDO for 2003 and 2004 to Ingersoll-Rand.

      (f) Reflects the income tax effects of the pro forma adjustments, based on an effective tax rate of 40%.

      (g) Reflects our average shares outstanding and average shares outstanding — assuming dilution based on 9,491,525 shares issued to Ingersoll-Rand based on a per share price for the shares of common stock to be sold in this offering of $14.75 and 11,000,000 shares issued to the public in this offering. Assuming a per share price of $20.13, the last reported sale price on the NYSE on January 16, 2003, the number of shares issued to Ingersoll-Rand would be 6,954,794.

SELECTED HISTORICAL FINANCIAL INFORMATION OF TIMKEN

      The following selected consolidated historical financial data shown below as of and for each of the three years ended December 31, 2001 have been derived from our audited consolidated financial statements and the related notes included in this prospectus supplement. The following selected consolidated historical financial data as of September 30, 2002 and for the nine month periods ended September 30, 2001 and 2002 have been derived from our unaudited financial statements and the related notes included in this prospectus supplement. You should read the following data in conjunction with “Management Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited consolidated financial statements and the related notes included or incorporated by reference in this prospectus supplement.

				Nine Months Ended
	Year Ended December 31,			September 30,

	1999	2000	2001	2001	2002

	(in thousands, except per share and ratio data)
Statements of Operations Data:
Net sales	$2,495,034	$2,643,008	$2,447,178	$1,873,603	$1,905,177
Cost of products sold	2,002,366	2,142,135	2,046,458	1,553,555	1,550,972
Selling, administrative and general expenses	359,910	367,499	363,683	276,655	266,379
Impairment and restructuring charges	—	27,754	54,689	49,405	24,986
Operating (loss) income	132,758	105,620	(17,652)	(6,012)	62,840
Interest expense	27,225	31,922	33,401	25,813	23,996
Income (Loss) before income taxes and cumulative effect of change in accounting principle, as reported	98,991	70,597	(26,883)	(35,526)	27,345
Provision for income taxes	36,367	24,709	14,783	7,358	12,360
Income (Loss) before cumulative effect of change in accounting principle	62,624	45,888	(41,666)	(42,884)	14,985
Cumulative effect of change in accounting principle	—	—	—	—	(12,702)
Net income (loss)	62,624	45,888	(41,666)	(42,884)	2,283
Earnings per share, as reported(1)	1.01	0.76	(0.69)	(0.71)	0.04
Diluted earnings per share, as reported (1)	1.01	0.76	(0.69)	(0.71)	0.04
Dividends per share	0.72	0.72	0.67	0.54	0.39
Weighted-average shares outstanding	61,795	60,557	59,948	59,980	60,459
Diluted weighted-average shares outstanding(2)	62,026	60,723	59,948	59,980	60,999
Balance Sheet Data (as of end of period):
Working capital	$348,455	$311,090	$187,224	$170,191	$253,435
Property, plant and equipment (less depreciation)	1,381,474	1,363,772	1,305,346	1,305,345	1,237,407
Total assets	2,441,318	2,564,105	2,533,084	2,534,068	2,542,043
Total debt	449,890	514,604	497,015	590,348	481,947
Shareholders’ equity	1,045,981	1,004,682	781,735	914,700	819,073
Other Data:
Net cash provided by operating activities	$277,418	$153,112	$179,871	$35,523	$89,056
Net cash used by investing activities	194,112	152,506	99,334	63,002	40,600
Net cash (used) provided by financing activities	(75,975)	3,037	(55,487)	44,268	(45,891)
EBITDA(3)	273,069	250,087	156,876	102,632	161,306
Depreciation and amortization	149,949	151,047	152,467	114,015	110,956
Capital expenditures	173,222	162,717	102,347	76,108	54,140
Ratio of earnings to fixed charges(4)	3.85	2.96	(5)	(6)	2.15

(1)	Earnings per share, as reported, is calculated by dividing net income (loss), which includes goodwill amortization in all periods prior to January 1, 2002, by the weighted-average number of shares of common stock outstanding. Diluted earnings per share, as reported, is calculated by dividing net income (loss), which includes goodwill amortization in all periods prior to January 1, 2002, by the weighted-average number of shares of common stock outstanding, adjusted for the dilutive impact of the potential issuance of shares of common stock upon exercise of outstanding stock options. Basic and diluted earnings per share calculate to the same amount for the periods shown. Excluding goodwill amortization, basic and diluted earnings per share would have increased by $0.08 per share for the years ended December 31, 2001, 2000 and 1999, and by $0.05 per share for the nine months ended September 30, 2001. See Note 5 to our audited consolidated financial statements included in this prospectus supplement.

(2)	Computed by adjusting the weighted-average number of shares of common stock outstanding for the dilutive impact of the potential issuance of shares of common stock upon exercise of outstanding stock options.

(3)	EBITDA is a measurement not calculated in accordance with generally accepted accounting principles in the United States, or GAAP. We define EBITDA as operating income (loss) less other expense (income) plus depreciation and amortization. We do not exclude from operating income (loss) for purposes of calculating EBITDA (a) reorganization expenses for the years ended December 31, 2000 and 2001 of $11.1 million and $12.6 million, respectively, and for the nine months ended September 30, 2001 and 2002 of $7.6 million and $14.3 million, respectively, and (b) impairment and restructuring expenses for the years ended December 31, 2000 and 2001 of $27.8 million and $54.7 million, respectively, and for the nine months ended September 30, 2001 and 2002 of $49.4 million and $24.9 million, respectively. We also do not exclude from other income (expense) CDO payments of $31.0 million for the year ended December 31, 2001. We do not intend EBITDA to represent cash flows from operations as defined by GAAP, and you should not consider it as an alternative to net income, cash flows from operations or any other items calculated in accordance with GAAP, or as an indicator of our operating performance. Our definition of EBITDA may not be comparable with EBITDA as defined by other companies. EBITDA is commonly used as an analytical indicator in our industries and also serves as a measure of leverage capacity and debt servicing ability. Following is a reconciliation of EBITDA to operating income (loss):

				Nine Months Ended
	Year Ended December 31,			September 30,

	1999	2000	2001	2001	2002

	(in thousands)
Operating income (loss)	$132,758	$105,620	$(17,652)	$(6,012)	$62,840
Other income (expense)	(9,638)	(6,580)	22,061	(5,371)	(12,490)
Depreciation and amortization	149,949	151,047	152,467	114,015	110,956

EBITDA	$273,069	$250,087	$156,876	$102,632	$161,306

(4)	For purposes of calculating the ratio of earnings to fixed charges “earnings” consist of income or loss before income taxes, extraordinary items, cumulative effects of accounting charges, amortization of capitalized interest and fixed charges excluding capitalized interest. “Fixed charges” consist of interest, both expensed and capitalized, and an estimate of the interest within rental expense.

(5)	Earnings were inadequate to cover fixed charges for the year ended December 31, 2001. The coverage deficiency totaled $25,022,000 for that period.

(6)	Earnings were inadequate to cover fixed charges for the nine-month period ended September 30, 2001. The coverage deficiency totaled $34,050,000 for that period.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion and analysis should be read in conjunction with, and is qualified in its entirety by, the consolidated financial statements and related notes and other financial data of Timken and Torrington each included elsewhere or incorporated by reference in this prospectus supplement.

Overview

      We are a leading global manufacturer of highly engineered bearings, alloy and specialty steel and related components. We are the world’s largest manufacturer of tapered roller bearings and alloy seamless mechanical steel tubing and the largest North American-based bearings manufacturer.

      We had net sales of $2.5 billion, $2.6 billion and $2.4 billion for the years ended December 31, 1999, 2000 and 2001 and $1.9 billion for the nine months ended September 30, 2002, and we employed approximately 18,100 people as of September 30, 2002. We reported net income (loss) before cumulative effect of change in accounting principle of $62.6 million $45.9 million and ($41.7 million) for the years ended December 31, 1999, 2000 and 2001 and $15.0 million for the nine months ended September 30, 2002. We manufacture two basic product lines: anti-friction bearings and steel products, and we report our business in three segments: automotive bearings, industrial bearings and steel. Automotive bearings, industrial bearings and steel represented 31%, 36% and 33%, respectively, of our net sales for the year ended December 31, 2001 and 33%, 35% and 32%, respectively, of our net sales for the nine months ended September 30, 2002.

     Industry Environment

      In the second half of 2000, the United States and many global markets began to experience an industrial manufacturing recession and a decline in the automotive, rail and industrial businesses. Although the automotive industry has since recovered to some extent from the downturn, the rail and industrial markets have shown few signs of recovery. This current prolonged economic weakness may continue to adversely affect most of the industries to which we sell our products.

      Our results for the first nine months of 2002 benefited from some improvement in the automotive industry, both in our anti-friction bearings and steel segments. North American light truck production rebounded from the reduced levels experienced in the second half of 2000 and full year 2001. As expected, the stricter emissions standards for heavy trucks enacted in the fourth quarter of 2002, which were anticipated by the market and its customers, led to an increase in North American heavy truck sales in the third quarter of 2002, and fourth quarter heavy truck sales are likely to show a decrease compared to the third quarter of 2002. As described above, the weakened industrial market demand that adversely affected our earnings in the second half of 2000 and full year 2001 show few signs of recovery, and as a consequence, demand for industrial bearings, including our rail and aerospace products, remains weak. We expect aerospace sales also to drop as our customers cut the production of passenger planes due to continued adverse conditions in the aerospace industry.

      The automotive, aerospace, heavy equipment and many other industries to which we sell our products are cyclical and tend to decline in response to overall declines in industrial production. As a result, our business is also cyclical and impacted by overall levels of industrial production. Our revenues may be negatively affected by changes in customer demand, changes in product mix and negative pricing pressure in the industries in which we operate. We mitigate our exposure to the cyclicality of the markets for our products by diversifying across and within industry market segments, increasing our aftermarket sales and producing more highly engineered, customer-specific products to certain customers while producing other products in large volumes and thus at lower cost. For the year ended December 31, 2001, no one customer represented more than 5.3% of our net sales (6.6% pro forma for the Torrington acquisition).

     Strategic Manufacturing Initiative

      Beginning in the second quarter of 2001, we undertook a strategic manufacturing initiative to allow us to more profitably execute our business strategies. The principal objectives of our strategic manufacturing initiative, attained primarily through internal cost cutting and reorganization, are creating focused factories for each product line or component; reducing our fixed costs; increasing production at our lowest cost plants; and implementing more efficient, higher quality manufacturing processes, through a program we call Lean Six Sigma.

      As part of this strategic manufacturing initiative, we have closed or sold seven facilities in higher cost locations in the United States and Western Europe, and have expanded bearings operations in lower cost areas of the world, such as Eastern Europe, South America and Asia. We have also reduced our workforce by approximately 1,700 associates since the second quarter of 2001. Through Lean Six Sigma, our program for driving efficiency and higher quality manufacturing, we seek to continue to improve our overall manufacturing processes by reducing cycle time, inventory and floor space, in order to optimize asset utilization. We took approximately $73.7 million in restructuring and impairment charges from our strategic manufacturing initiative from the second quarter of 2001 through September 30, 2002.

     Torrington Acquisition

      On October 16, 2002, we entered into a purchase agreement with Ingersoll-Rand to acquire Torrington, a leading worldwide producer of needle roller, heavy-duty roller and ball bearings and motion control components and assemblies. We will pay Ingersoll-Rand approximately $700 million in cash, subject to adjustment, and approximately $140 million in shares of our common stock for Torrington.

      Torrington had net sales of $1.1 billion for the year ended December 31, 2001 and $912.4 million for the nine months ended September 30, 2002, employs approximately 10,500 people and operates 27 plants throughout the world. Torrington reported net income of $47.8 million for the year ended December 31, 2001 and $28.0 million for the nine months ended September 30, 2002, with its 2001 net sales about evenly split between its automotive division and its industrial division.

      We intend to finance the cash portion of the Torrington acquisition in part with the net proceeds of our concurrent offering of senior unsecured notes and borrowings under our new senior credit facility. As a result, the acquisition will increase our level of indebtedness and will increase our exposure to the risks of global operations. However, we expect that the Torrington acquisition will increase the range of our manufacturing capabilities, adding complementary products and a strong technical sales force that will allow us to better serve our customers. The integration of Torrington into our business will be a significant challenge for us. We expect that, in connection with the Torrington acquisition, we will spend an estimated $130 million in cash on integration and implementation activities over the next four years.

      On October 17, 2002, S&P publicly announced that it placed our ratings on CreditWatch with negative implications. Additionally, Moody’s announced that it had placed our debt ratings under review for possible downgrade. These announcements were in response to our announcement of the Torrington acquisition. We believe that we have structured the transaction financing in a manner that will enable us to maintain an investment grade rating following the Torrington acquisition, although we cannot assure you that the rating agencies will agree with our view. Ratings reflect the view of the applicable rating agency at the time a rating is issued, and any explanation of the significance of a rating may be obtained only from the rating agency itself. A credit rating is not a recommendation to buy, sell or hold securities.

      We intend to make an election under Section 338(h)(10) of the U.S. Internal Revenue Code to allow for the treatment of that portion of the Torrington acquisition that is a stock acquisition as if it were an asset acquisition. Accordingly, for tax purposes, our basis in the acquired U.S. assets will be stepped up to their fair market values, and we will be able to depreciate those assets using a higher basis than the historical amounts and reduce the amount of goodwill subject to 15-year amortization for tax purposes. We expect that this election will result in a substantial decrease in our cash payments for income taxes and therefore increase our cash available for debt service or investment in our business over the next few years. We cannot, however, accurately determine the precise benefit of this election until we have completed a valuation of the underlying assets.

     Recent Strategic Joint Ventures

      On April 8, 2002, we announced an agreement with NSK Ltd. to form a joint venture to build a plant near Shanghai, China to manufacture certain tapered roller bearing product lines. Construction of the plant is expected to begin in early 2003, and production is scheduled to start early in 2004. Ownership of this joint venture, Timken-NSK Bearings (Suzhou) Co. Ltd., will be divided evenly between NSK Ltd. and us.

      On June 27, 2002, we announced an agreement with two Japan-based companies, Sanyo Special Steel Co., Ltd. and Showa Seiko Co., Ltd., to form a joint venture, Advanced Green Components, LLC, to supply forged and machined rings for bearing manufacture. The joint venture acquired the assets of our Winchester, Kentucky plant and commenced operations in late October 2002.

     Pension Obligations

      We sponsor a number of defined benefit pension plans which cover most of our U.S. and certain non-U.S. associates. Most of our other non-U.S. associates are covered by government plans. We also sponsor several unfunded post-retirement plans that provide health care and life insurance benefits for eligible retirees and dependents. The measurement of liabilities related to these plans is based on management’s assumptions, in consultation with its actuary, related to future events, including return on pension plan assets, rate of compensation increases and health care cost trend rates. The discount rate is determined using a model that matches corporate bond securities against projected pension and postretirement disbursements. See “— Critical Accounting Policies and Estimates” below. Actual pension plan asset performance will likely increase unamortized pension losses at the end of 2002, which ultimately affects net income in subsequent years.

      Generally accepted accounting principles for defined benefit plans require the creation of a minimum pension liability when a defined employee benefit plan does not have sufficient assets available to cover the accumulated benefit obligation. To the extent a plan has unrecognized prior service costs, an intangible pension asset is recorded. The remaining difference is then charged to other comprehensive income (loss), which is a component of shareholders’ equity. In 2001, lower investment performance, caused by lower stock market returns and a decline in prevailing interest rates, reduced our pension fund asset values and increased our accumulated benefit obligation, which required that we take a non-cash after-tax charge to accumulated other comprehensive loss of $122.5 million. Based on current asset performance and interest rate levels, we anticipate that we will be required to further reduce shareholders’ equity as of December 31, 2002, although the amount is dependent on the actual performance of our pension fund assets and interest rates and will not be determined until the first quarter of 2003.

      These same factors of lower investment performance and a decline in prevailing interest rates increased our defined benefit pension obligations, which, together with our ongoing practice of managing our funding obligations over time, led us to determine to prepay a portion of our funding obligations under our pension plans. In the first nine months of 2002, we contributed $51.9 million in cash and an aggregate of $54.5 million in treasury shares and a small number of newly issued shares to our pension plans for this purpose. We currently expect to make substantial additional cash contributions in the near-term, but we cannot predict whether changing economic conditions or other factors will require us to make contributions in excess of our current expectations, diverting funds we would otherwise apply to other uses.

     Foreign Currency Translation

      Our reporting currency is the U.S. dollar. However, the functional currency of the majority of our international subsidiaries is their local currency. We translate the amounts included in the consolidated statements of operations of our foreign subsidiaries into U.S. dollars on a monthly basis at weighted average exchange rates that we believe are representative of the actual exchange rates on the dates of the translation. Our international subsidiaries’ assets and liabilities are translated into U.S. dollars from the local currency at period-end exchange rates, and we record the resulting foreign exchange translation adjustments in our consolidated balance sheets as a component of accumulated other comprehensive loss. We incurred a $5.3 million foreign currency exchange loss in our operating results for the first nine months of 2002, compared to a loss of $5.6 million in the same period in 2001.

      We and certain of our subsidiaries enter into forward exchange contracts to manage our exposure to currency rate fluctuations, primarily related to the purchases of inventory and equipment. The purpose of these foreign currency hedging activities is to minimize the effect of exchange rate fluctuations on business decisions and the resulting uncertainty on future financial results. At December 31, 2001, we had forward foreign exchange contracts, all having maturities of less than one year, with notional amounts of approximately $19.5 million. The forward foreign exchange contracts were primarily entered into by our European subsidiaries to manage Euro, U.S. dollar and British pound exposures. The realized and unrealized gains and losses on these contracts are deferred and included in inventory or property, plant and equipment, depending on the transaction. These deferred gains and losses are reclassified from accumulated other comprehensive loss and recognized in earnings when the future transactions occur, or through depreciation expense.

Critical Accounting Policies and Estimates

      Our financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The following paragraphs include a discussion of some critical areas that require a higher degree of judgment, estimates and complexity.

      Our revenue recognition policy is to recognize revenue when title passes to the customer. This happens generally at the shipping point, except for certain exported goods, for which it happens when the goods reach their destination. Selling prices are fixed based on purchase orders or contractual arrangements. Write-offs of accounts receivable have historically been low.

      It is our policy to recognize restructuring costs in accordance with Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs incurred in a Restructuring)” and the SEC Staff Accounting Bulletin No. 100, “Restructuring and Impairment Charges.” Detailed contemporaneous documentation is maintained and updated on a monthly basis to ensure that accruals are properly supported. If management determines that there is a change in the estimate, the accruals are adjusted to reflect this change.

      We sponsor a number of defined benefit pension plans which cover most associates, except for those at certain international locations who are covered by government plans. We also sponsor several unfunded postretirement plans that provide health care and life insurance benefits for eligible retirees and dependents. The measurement of liabilities related to these plans is based on management’s assumptions related to future events, including return on pension plan assets, rate of compensation increases and health care cost trend rates. The discount rate is determined using a model that matches corporate bond securities against projected pension and post-retirement disbursements. Actual pension plan asset performance will likely increase unamortized pension losses at the end of 2002, which ultimately affects net income in subsequent years.

      For measurement purposes in 2001, we assumed a weighted-average annual rate of increase in the per capita cost (health care cost trend rate) for medical benefits of 9.00% for 2001 through 2002 declining gradually to 6.00% in 2006 and thereafter for pre-age 65 benefits, 6.00% for post-age 65 benefits for all years, and 15.00% for 2001 and 2002, declining gradually to 6.00% in 2014 and thereafter for prescription drug benefits. The assumed health care cost trend rate has a significant effect on the amounts reported. A one percentage point increase in the assumed health care cost trend rate would have increased the 2001 total service and interest cost components by $2.1 million and would have increased the post-retirement benefit obligation by $28.1 million. A one percentage point decrease would provide corresponding reductions of $1.9 million and $25.4 million, respectively.

      For expense purposes in 2002, we applied a discount rate of 7.5% and an expected rate of return of 9.5% for our pension plan assets. A 0.25% reduction in the discount rate would increase pension expense by approximately $1.7 million for 2002. A 0.25% reduction in the expected rate of return would increase pension expense by approximately $3.2 million for 2002. This analysis assumes all other factors, such as census information, plan design, contribution levels and timing, are being held constant. We continue to review our existing assumptions regarding rates of return and discount rates. Given current market conditions and in light of the Torrington acquisition, we currently anticipate reducing the discount rate we apply and the expected rate of return on our pension plan assets, for expense purposes in 2003.

      Statement of Financial Accounting Standards, or SFAS, No. 109, “Accounting for Income Taxes,” requires that a valuation allowance be established when it is more likely than not that all or a portion of a deferred tax asset will not be realized. We estimate actual current tax due and assess temporary differences resulting from the treatment of items for tax and accounting purposes, which differences result in deferred tax assets and liabilities that are included within the balance sheet. Based on known and projected earnings information and prudent tax planning strategies, we then assess the likelihood that the deferred tax assets will be recovered. To the extent that we believe recovery is not likely, we establish a valuation allowance. In the event that we determine that we would be able to realize deferred tax assets in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should we determine that we would not be able to realize all or part of the net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made. At December 31, 2001, we had net deferred tax assets, after valuation allowances, of $70.1 million. Net deferred tax assets for these periods relate primarily to pension and post-retirement benefits, which we believe will result in future tax benefits.

      Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against net deferred tax assets. Historically, actual results have not differed significantly from those determined using the estimates described above.

      Additional accounting policies are described in the “Significant Accounting Policies” note to the consolidated financial statements included or incorporated by reference in this prospectus supplement.

Results of Operations

Business Segments

      Automotive Bearings — Nine Months Ended September 30, 2002 Compared to Nine Months Ended September 30, 2001. Our automotive bearings segment includes products for passenger cars, light and heavy trucks and trailers. Global sales for our automotive segment for the first nine months of 2002 increased by 11.3% to $630.0 million, from $565.8 million in the first nine months of 2001. Widespread incentive programs on light vehicles and changing environmental regulations on heavy trucks drove North American demand in the first nine months of 2002. North American light truck production was up approximately 11% in the first nine months of 2002 compared to the same period in 2001. Medium and heavy truck production continued to be weak worldwide during this period. In North America, medium and heavy truck production decreased by 10% in the first nine months of 2002 compared to the same period in 2001. Latin American automotive markets continued to be negatively impacted by the current economic and political situations in that region.

      Excluding $24.7 million and $25.1 million in restructuring and implementation charges for the first nine months of 2002 and 2001, respectively, and before interest and taxes, automotive bearings had earnings of $21.0 million in the first nine months of 2002, compared to a loss of $9.4 million in the first nine months of 2001. Including these charges, our automotive bearings segment had a loss before interest and taxes of $3.6 million in the first nine months of 2002, compared with a loss before interest and taxes of $34.6 million in the first nine months of 2001. This increase in EBIT (which we define as operating income plus other income (expense)), excluding restructuring and implementation charges, resulted from increased sales volume compared to the same period a year ago, increased savings enhanced by the strategic manufacturing initiative and aggressive business cost control. These increases more than offset the adverse impact of capacity constraints related to the strategic manufacturing initiative, foreign currency losses and costs incurred to meet higher than expected customer demand.

      Selling, administrative and general expenses for our automotive bearings segment in the first nine months of 2002 were comparable to the same period in 2001. This business focused on controlling discretionary spending and realizing savings from the salaried workforce reduction in connection with our strategic manufacturing initiative, which offset the increased implementation charges and performance-based pay reserves as a result of stronger operating performance in the first nine months of 2002.

      Automotive Bearings — Year Ended December 31, 2001 Compared to Year Ended December 31, 2000. The decline in global automotive demand that began in the second half of 2000 continued to negatively impact sales of automotive bearings during 2001. Global automotive bearings sales for 2001 fell 10.6% to $751.0 million from $839.8 million in 2000. North American automotive bearings sales were down compared to 2000. Production levels were adversely impacted by increased import and transplant penetration in light vehicles and vehicle inventory reduction. Light truck production was down 8% from 2000, medium and heavy truck production was down 35% and trailer production down 44% from 2000 levels. In Europe, automotive bearing sales decreased compared to 2000 levels. Excluding $31.0 million in restructuring, impairment and implementation charges and the favorable $3.0 million allocated portion of the CDO payment, EBIT for our automotive bearings segment reflected a loss of $11.9 million in 2001. Excluding $3.0 million in restructuring, impairment and implementation charges in 2000, EBIT for our automotive bearings segment reflected income of $27.6 million. Including these special charges in 2001 and 2000 and the CDO payment in 2001, EBIT was a loss of $39.9 million, compared to income of $24.6 million in 2000. The decline in EBIT was caused by lower sales volume, pricing pressures, higher electricity, natural gas and raw material costs and reduced plant activity, resulting in higher unabsorbed manufacturing costs. In 2001, a change was made to the corporate center cost allocation methodology to better align corporate costs, such as research and development, with the business receiving the direct benefit. Selling, administrative and general expenses for our automotive bearings segment were higher than in 2000, primarily due to the increased allocation of corporate center expenses to the business and increased reorganization expense.

      Industrial Bearings — Nine Months Ended September 30, 2002 Compared to Nine Months Ended September 30, 2001. Our industrial bearings segment includes industrial, rail, aerospace and super precision products as well as emerging markets in China, India and Central and Eastern Europe. Net sales for our industrial bearings segment for the first nine months of 2002 were $658.2 million, a decrease of 2.9% over the first nine months of 2001 net sales of $678.0 million. Although general industrial demand strengthened modestly in the first nine months of 2002 compared to the same period in 2001, this strength was offset by weaker demand from aerospace and rail customers.

      Excluding $13.9 million and $29.6 million in restructuring and implementation charges for the first nine months of 2002 and 2001, respectively, and goodwill amortization of $3.6 million for the first nine months of 2001, EBIT for our industrial bearings segment was $37.7 million, compared to $37.6 million in the first nine months of 2001. Including these charges, EBIT for our industrial bearings segment was $23.8 million for the first nine months of 2002, compared to $4.4 million in the first nine months of 2001. This improvement in EBIT performance, despite relatively flat volumes, was driven by improved product mix, efficiency improvements from the strategic manufacturing initiative, as well as aggressive business cost control. Also, the EBIT for the first nine months of 2002 was favorably impacted by the discontinuation of goodwill amortization. This improvement was dampened by the weakened demand in our aerospace and super precision products, which resulted in additional costs associated with surplus capacity, reduced work schedules and redundancy costs as operations were ramped down.

      Our industrial bearings segment’s selling, administrative and general operating expenses in the first nine months of 2002 were comparable to the same period a year ago. The business has been focusing on controlling discretionary spending and realizing savings from the salaried workforce reduction in connection with our strategic manufacturing initiative, which offset the higher implementation charges and performance-based pay reserves as a result of stronger operating performance in the first nine months of 2002.

      Industrial Bearings — Year Ended December 31, 2001 Compared to Year Ended December 31, 2000. Net sales for our industrial bearings segment were $882.3 million in 2001, a decrease of 4.5% from 2000 net sales of $923.5 million. Globally, demand for industrial products decreased in 2001. In addition, sales of our aerospace and super precision products increased about 10% in 2001 compared to 2000, but were offset by the continued decline in sale of our rail products. North American railcar production was at its lowest level since 1992. Excluding $33.6 million in restructuring, impairment and implementation charges and the favorable

$28.0 million allocated portion of the CDO payment, EBIT for our industrial bearings segment was $37.7 million in 2001, compared to $72.4 million in 2000, which excluded $18.1 million in restructuring, impairment and implementation charges. Including these special charges in 2001 and 2000 and the CDO payment in 2001, EBIT was $32.1 million in 2001, compared to $54.3 million in 2000. Lower sales volume, unfavorable product mix, higher electricity and natural gas costs and lowered production levels reduced profitability in 2001, compared to 2000. Improved EBIT performance in our aerospace and super precision products was not enough to offset the decline in profitability experienced in our overall industrial bearings segment. Selling, administrative and general expenses for our industrial bearings segment in 2001 were lower, compared to 2000. Although the reserve for doubtful accounts increased year to year as a result of a rail customer’s bankruptcy filing in 2001, this increase was more than offset by the favorable impact on expenses resulting from the revised corporate center cost allocation methodology mentioned above.

      Steel — Nine Months Ended September 30, 2002 Compared to Nine Months Ended September 30, 2001. Net sales for our steel segment, including intersegment sales, totaling $740.6 million in the first nine months of 2002 declined 0.5%, compared to net sales of $744.3 million in the same period in 2001. Sales to automotive and general industrial customers increased 21% and 14%, respectively, in the first nine months of 2002 compared to the first nine months of 2001. However, sales to other customers continued to be sluggish. Sales to the bearing industry, other than automotive suppliers, were weak, and sales of our aerospace products decreased 3% in the first nine months of 2002 compared to the same period in 2001. Additionally, sales to oil country and steel service center customers decreased nearly 38% in the first nine months of 2002 compared to the same period in 2001.

      Excluding restructuring and implementation charges of $0.8 million for the first nine months of 2002, EBIT for our steel segment was $32.3 million. This compares with EBIT of $19.6 million in the first nine months of 2001, excluding restructuring and implementation charges of $2.2 million and goodwill amortization of $0.9 million. Including restructuring and reorganization charges and goodwill amortization, EBIT for our steel segment was $31.5 million for the first nine months of 2002, compared to $16.5 million in the same period in 2001. The increase in EBIT was the result of continuing cost-control actions. Our steel segment has reduced operating costs through a combination of price reductions, product substitution and lower consumption. Although scrap and alloy costs continued to increase in the first nine months of 2002 compared to the same period in 2001, natural gas costs were lower than in the first nine months of 2001 and contributed to the improved operating performance. Additionally, labor productivity increased during the first nine months of 2002 compared to the first nine months of 2001 due to efficiency improvements and increased production levels. We expect scrap and alloy costs to be higher in the fourth quarter of 2002 compared to 2001 levels.

      Steel — Year Ended December 31, 2001 Compared to Year Ended December 31, 2000. Our steel segment’s net sales, including intersegment sales, decreased by 10.8% to $960.4 million in 2001, compared to $1.1 billion in 2000. Weaker customer demand in the last half of 2001 led to lower sales in nearly all of our steel business sectors. The exceptions were sales to aerospace and oil country customers, which increased modestly from 2000 levels. Automotive demand, which began softening in the fourth quarter of 2000 and continued throughout 2001, negatively impacted sales for our steel segment. Sales to bearing customers decreased. Imports continued to negatively affect the steel business by lowering market prices in the United States. In addition, the strong U.S. dollar continued to hurt our steel business’ competitiveness in global markets. In June 2001, President Bush directed the ITC to initiate an investigation on steel imports under Section 201 of the U.S. Trade Act, urging multilateral negotiations to reduce global excess steel capacity and calling for multilateral negotiations to address market-distorting factors in the world steel trade. Our steel segment contributed to the investigation by completing the ITC questionnaires. In late October 2001, the ITC voted and unanimously affirmed that injury had been caused by surges of low priced imports of hot-rolled and cold-finished steel bars. Excluding our steel segment’s portion of the restructuring, impairment and implementation charges of $2.7 million, EBIT in 2001 decreased 67.7% to $12.0 million, compared to $37.1 million in 2000, which excluded $17.8 million in special charges. Including restructuring, impairment and implementation charges, EBIT for our steel segment was $9.3 million, compared to $19.3 million in 2000. Due to pressure from imports, our steel segment has had to lower prices to maintain market share in certain segments, resulting in lower margins. The decline in EBIT was primarily due to lower sales volume and reduced operating levels in response to market conditions. However, continued cost-cutting actions and lower raw material and energy costs in the last half of 2001 favorably impacted EBIT performance. The average unit cost for natural gas was higher in 2001 compared to 2000, but reduced operating levels caused natural gas consumption in 2001 to be lower than 2000. Our steel segment’s selling, administrative and general expenses in 2001 decreased compared to 2000. Although there were increased costs associated with the alliance with Axicon Technologies, Inc. and the acquisition of Lecheres Industries SAS, these increases were offset by the cost savings obtained from various cost-reduction efforts implemented by the business during 2001. In addition, the 2001 revisions to corporate center cost allocation methodology mentioned above favorably impacted our steel segment expenses.

     Consolidated Results of Operations

      Nine Months Ended September 30, 2002 Compared to Nine Months Ended September 30, 2001. We reported net sales of $1.9 billion for the first nine months of 2002, an increase of 1.7% from $1.9 billion for the same period in 2001. We reported net income for the first nine months of 2002 of $2.3 million after the cumulative effect of accounting change related to the impairment of goodwill, compared to a net loss of $42.9 million in the first nine months of 2001. In the first nine months of 2002, we incurred total pre-tax restructuring and implementation charges of $39.3 million. These charges included $25.0 million in the first nine months of 2002 related to impairment and restructuring charges and $14.3 million related to implementation expenses, which were reflected in our cost of products sold and selling, administrative and general expenses for the first nine months of 2002. The first nine months of 2001 included pre-tax charges of $57.0 million, of which $49.4 million represented impairment and restructuring charges and $7.6 million represented implementation charges. In addition, net income for the third quarter of 2002 was favorably impacted by the discontinuation of goodwill amortization, which was $4.6 million (pre-tax) in the first nine months of 2001.

      Our gross profit was $354.2 million (18.6% of net sales) in the first nine months of 2002, compared to $320.0 million (17.1% of net sales) in the same period in 2001. Gross profit performance improved due to higher sales volume, cost containment and savings generated from our strategic manufacturing initiative. In addition, in the first nine months of 2002, gross profit was favorably impacted by the discontinuation of goodwill amortization, which was $4.6 million (pre-tax) in the first nine months of 2001.

      Selling, administrative and general expenses were $266.4 million (14.0% of net sales) in the first nine months of 2002, compared to $276.7 million (14.8% of net sales) recorded in the first nine months of 2001. Although implementation charges increased $4.5 million in the first nine months of 2002 compared to the same period in 2001, as did performance-based pay reserves, this increase was offset by savings related to the salaried workforce reduction in connection with our strategic manufacturing initiative and continuing focused control on discretionary spending.

      Foreign currency exchange losses included in our operating results for the first nine months of 2002 totaled $5.3 million, compared to an expense of $5.6 million in the same period in 2001. The higher expense in 2002 is primarily attributable to certain international subsidiaries having payables denominated in currencies other than their own functional currency.

      As part of our strategic manufacturing initiative commenced in the second quarter of 2001, we announced our intention to close bearing plants in Columbus, Ohio and Duston, England, and to sell a tooling plant in Ashland, Ohio. In light of the market weakness experienced throughout 2001, we announced in June 2001 that we were stepping up the strategic manufacturing initiative. This included accelerating the previously announced closings in Columbus and Duston. The Columbus bearing plant ceased manufacturing operations on November 9, 2001, while the Duston plant ceased manufacturing operations in the fourth quarter of 2002. From the commencement of the strategic manufacturing initiative through September 30, 2002, we have closed or sold seven facilities in higher cost locations such as the United States and Western Europe, and have expanded bearings operations in lower cost areas of the world, such as Eastern Europe, South America and Asia. Since the second quarter of 2001, we have reduced our workforce by approximately 1,700 associates.

      During the nine months ended September 30, 2002, we recorded $39.3 million in restructuring and implementation charges related to our strategic manufacturing initiative, compared to $57.0 million in the same period in 2001. Excluding these special charges, we recorded pre-tax income of $66.6 million (after-tax income of $41.3 million) in the first nine months of 2002, compared to $21.4 million ($8.9 million after tax) in the same period in 2001. Including these items, we reported net income of $2.3 million after the cumulative effect of change in accounting principle related to the impairment of goodwill, compared with a net loss of $41.7 million for the year ended December 31, 2001. We received extraordinary payments of $31.0 million in the fourth quarter of 2001 and approximately $54.0 million in the fourth quarter of 2002 resulting from the CDO. We cannot assure you that we will receive any future payments under the CDO, and we can not predict the amount of any such payments we may receive.

      Year Ended December 31, 2001 Compared to Year Ended December 31, 2000. We reported net sales of $2.4 billion, a decrease of 7.4% from $2.6 billion in 2000. Continuing weakness in industrial demand and the U.S. manufacturing recession contributed to the decreased sales and profits for 2001. The strong U.S. dollar continued to hurt business competitiveness in global markets. We experienced declining demand in key sectors, including North American heavy truck and rail, as well as inventory balancing in the North American light truck and SUV market. Globally, demand for industrial products decreased in 2001. Aerospace and super precision sales increased modestly over 2000 levels. Sales of steel products in all markets except aerospace were significantly lower.

      Gross profit in 2001 was $400.7 million, or 16.4% of net sales, down from $500.9 million, or 19.0% of net sales. The impact of the lower sales volume, fueled by weakened automotive and industrial product demand as well as reduced operating levels to control inventory, reduced profitability in 2001, compared to 2000. In 2001, gross profit included $7.7 million in reorganization and implementation costs compared to $4.1 million in 2000. In 2001, the economic downturn resulted in a reduction of 777 positions, and our restructuring efforts led to an additional 762 reductions.

      The operating loss for 2001 was $17.6 million, compared to income of $105.6 million in 2000. In 2001, we recorded restructuring and impairment costs of $54.7 million and $12.6 million of implementation and reorganization costs, compared to $27.8 million in restructuring and impairment costs and $11.1 million in reorganization costs in 2000. Selling, administrative and general expenses decreased to $363.7 million, or 14.9% of net sales, in 2001, compared to $367.5 million, or 13.9% of net sales, in 2000. This decrease was primarily caused by reduced compensation expense.

      During 2001, we had two active cost-reduction programs: an efficiency initiative announced in March 2000 and concluded during the first quarter of 2001, and our strategic manufacturing initiative announced in April 2001 to allow us to more profitably execute our business strategies. The efficiency initiative announced in March 2000 concluded during the first quarter of 2001, with total charges of $49.4 million, or $10.5 million in 2001, recorded for impairment, restructuring and reorganization. Of the $49.4 million total charges recorded between March 2000 and March 2001, $20.7 million were impairment expenses, $13.0 million related to restructuring expenses and $15.7 million were reorganization expenses. During the year, $2.0 million in restructuring expenses were reversed as a result of an overaccrual in severance for associates included in the efficiency initiative but not severed. Total payments of $13.0 million were disbursed as of December 31, 2001. Estimated savings related to this program realized through the end of 2001 approximated $26 million before taxes. During 2001, 106 positions were identified and eliminated due to the efficiency initiative. Combined with positions eliminated during 2000, this resulted in a total elimination of 694 positions as part of the efficiency initiative.

      From the announcement of the strategic manufacturing initiative in April 2001 through the end of 2001, 856 associates left the company. Of that number, 618 people were from the Duston and Columbus plants, Canadian Timken Ltd. and associates included in the initiative for whom severance has been paid. The remaining 238 associates retired or voluntarily left the company by the end of the year, and their positions have been eliminated. We announced additional cost-saving actions under the strategic manufacturing initiative in August 2001. We took steps to further reduce capital spending, delay or scale back certain projects and reduce salaried employment. The reductions affected about 300 salaried associates concentrated in North America and Western Europe. The affected associates exited the company by the end of 2001.

      From our strategic manufacturing initiative, we had achieved estimated annualized pre-tax savings of $21.0 million as of the end of 2001. The charges incurred for this initiative through December 31, 2001 totaled $56.8 million. Of that amount, $15.1 million were curtailment charges, $1.5 million were related to impaired assets, $30.8 million were severance expenses, $1.4 million were exit costs and the remaining $8.0 million were implementation charges classified as cost of products sold ($4.1 million) and selling, administrative and general expenses ($3.9 million). The curtailment charges of $15.1 million were for the pension and postretirement benefits related to the shutdown of the Columbus plant. The $30.8 million of severance costs and $1.4 million in exit costs were related to the shutdown of the Columbus and Duston plants as well as reductions in the salaried workforce. As of December 31, 2001, cash payments of $9.1 million had been made for severance, resulting in a remaining accrual balance of $21.4 million. Of the total $30.8 million in severance costs, $0.3 million was paid and expensed when incurred.

      The majority of the increase in income reflected in other income (expense) in 2001 versus 2000 came from the $31.0 million CDO payment, as well as gain on sales of property in Canada and Germany. This income was partially offset by the increased foreign currency translation losses we recorded during 2001. Foreign currency translation losses related to non-hyperinflationary economies totaled $0.9 million in 2001, compared to income of $2.6 million in 2000. The increase in translation losses is related to the continued weakening of European currencies against a strong U.S. dollar and the devaluation of the Brazilian real during 2001. Our subsidiary in Romania is considered to operate in a highly inflationary economy. In 2001, we recorded unrealized exchange losses of $2.3 million related to the translation of Timken Romania’s financial statements, compared to $4.0 million in 2000. The expense was impacted by the strength of the U.S. dollar.

      Although we recorded a loss before income taxes for the twelve months ended December 31, 2001, we recorded a consolidated tax provision as a result of our generating income in certain jurisdictions on which taxes must be provided and losses in other jurisdictions, which are not available to reduce overall tax expense.

Liquidity and Capital Resources

      We continued to take actions during the first nine months of 2002 to control costs, generate cash and reduce debt, focusing on discretionary spending. Cash increased by $3.4 million in the first nine months of 2002, and debt decreased by $15.1 million to $481.9 million as of September 30, 2002, from $497.0 million as of December 31, 2001. The 37.0% debt-to-total-capital ratio at September 30, 2002 is lower than the 38.9% ratio at year-end 2001, although pro forma for the Torrington acquisition, the ratio would have been      % as of September 30, 2002. Following the Torrington acquisition, to the extent possible, we intend to continue our efforts to reduce debt. We expect to satisfy any cash requirements in excess of cash generated from operating activities through drawings under our new revolving credit facility and our accounts receivable facility.

Capital Expenditures

      Our business requires ongoing capital investments to maintain our existing level of operations, introduce new products and implement productivity improvements. In the first nine months of 2002, these capital expenditures totaled $54.1 million, compared with $76.1 million in the first nine months of 2001. These investments totaled $102.3 million for the full year 2001. Capital expenditures in 2001 and the first nine months of 2002 focused on achieving manufacturing improvements by expanding our lower cost facilities, improving quality and reducing labor cost, in accordance with our strategic manufacturing initiative, and investing in new product programs. Our reductions in capital spending in recent periods reflect our drive for further efficiency and productivity, as well our efforts to control spending.

      We currently expect capital expenditures for 2003 and beyond to increase from previous levels in light of the Torrington acquisition, as well as the need to invest in new product programs.

Working Capital

      Total assets as shown on our consolidated condensed balance sheets increased by approximately $9.0 million from December 31, 2001 to September 30, 2002. Inventory balances at the end of the third quarter of 2002 increased approximately 8% compared to year-end 2001 levels. Our number of days’ supply in inventory as of September 30, 2002 was 110 days compared to 105 days as of December 31, 2001. Total number of days’ supply in inventory for our bearings segment was comparable with the prior year period, while inventory increased 11 days for our steel segment. The increase in inventories for our steel segment in the third quarter of 2002 was a result of the increase in operating levels to meet increased automotive customer demand. The number of days’ supply in inventory for our steel segment as of December 31, 2001 was extremely low as a result of depressed customer demand in the fourth quarter of 2001. Accounts receivable increased by $68.6 million in the first nine months of 2002. The increase was due primarily to the increase in sales levels. The number of days’ sales in receivables at September 30, 2002 was comparable to December 31, 2001, which was 51 days.

      As shown on our unaudited consolidated condensed statement of cash flows, the increase in inventories used $35.2 million of cash during the first nine months of 2002. Other assets used $6.8 million in cash during the first nine months of 2002. This was primarily due to the funding of the e-business joint ventures and other affiliations, which was offset by the collection of the receivable related to the Ashland plant fixed assets sale as well as other receivables collected during the third quarter. Accounts payable and accrued expenses provided $46.1 million of cash in the first nine months of 2002, primarily due to an increase in amounts payable to suppliers and an increase in the amounts reserved for performance-based pay due to our better performance in the first nine months of 2002. This increase in accounts payable and accrued expenses was offset by the restructuring accrual payments made during the first nine months of 2002. Purchases of property, plant and equipment, net used $33.8 million of cash in the first nine months of 2002, a decrease of 45% from the $61.8 million spent during the same period in 2001.

      In the first nine months of 2002, we contributed $51.9 million in cash and an aggregate of $54.5 million in treasury shares and a small number of newly issued shares of our common stock to our pension plans to prepay a portion of our funding obligations under our pension plans. Although the stock component of the pension plan contribution did not use any available cash, we may in future periods determine to fund such obligations in whole or in part with cash on hand that would otherwise be used for other purposes. We cannot predict precisely the level of such obligations for future periods. We currently expect to make substantial additional cash contributions in the near-term, but we cannot predict whether changing economic conditions or other factors will require us to make contributions in excess of our current expectations, diverting funds we would otherwise apply to other uses.

Financing

      Our contractual debt obligations and contractual commitments outstanding as of September 30, 2002 were as follows (in millions):

			Payment Due by Period

			Less than 1	1-3	4-5	After 5
	Total		Year	Years	Years	Years

	(in millions)
Long-term debt	$374.1		$23.5	$9.6	$103.1	$237.9
Commercial paper	26.6	(1)	26.6	—	—	—
Other lines of credit	81.2	(2)	81.2	—	—	—
Operating leases	$57.1		$13.3	$21.9	$5.7	$16.2

(1)	We expect all of such amounts to be repaid in connection with the Torrington acquisition.

(2)	We may incur additional borrowings under our new senior credit facility or our new accounts receivable facility to repay all or a portion of such amounts.

      Our capital lease obligations are immaterial.

      We entered into our existing $300 million senior credit facility, comprised of a revolving loan facility, including prime rate loans and eurodollar loans and a competitive bid option, on July 10, 1998 with a syndicate of financial institutions for which Keybank National Association, which we refer to as KeyBank, acts as agent. At September 30, 2002, under this facility we had no amounts outstanding and $273.4 million available due to the current use of this facility to back-stop our commercial paper obligations. In connection with the Torrington acquisition, any amounts which may then be outstanding under this facility will be repaid in full from the proceeds of our new senior credit facility described below, and our existing credit facility will be terminated. At September 30, 2002, we had $292.0 million of medium-term notes and $70.7 million of industrial revenue bonds outstanding, none of which we expect to repay in connection with the Torrington acquisition. We are currently in compliance with all our covenants under our existing credit facility and our other debt agreements, and we expect to remain so following the Torrington acquisition.

      We are the guarantor of a $23.5 million letter of credit for Pel Technologies, LLC, one of our U.S. joint ventures. Excluding letters of credit and guarantees supporting current outstanding debt, we also have approximately $31.5 million in various letters of credit and guarantees.

      On October 16, 2002, we entered into a purchase agreement with Ingersoll-Rand to acquire Torrington for $700 million in cash, subject to adjustment, and approximately $140 million of our stock. In connection with the Torrington acquisition, we entered into a new $875 million senior credit facility, comprised of a one-year term loan facility of up to $375 million and a five-year revolving credit facility of up to $500 million, with a syndicate of financial institutions for which Bank of America, N.A. and KeyBank act as co-administrative agents, KeyBank acts as paying agent and Banc of America Securities LLC and KeyBank act as joint lead arrangers and book managers, Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated acts as syndication agent, and Morgan Stanley Bank acts as documentation agent. Under the terms of our new senior credit facility, we are required to use the proceeds of the revolving credit facility to repay any amounts outstanding under, and then terminate, our existing senior credit facility. We also currently intend to use borrowings under our new senior credit facility to repay all of our outstanding commercial paper obligations upon the closing of the Torrington acquisition. We may also use borrowings under our new senior credit facility or accounts receivable facility to repay up to $81.3 million of additional short-term debt. We do not expect to borrow under the term loan component of our new senior credit facility, unless we are unable to consummate the concurrent notes offering on or prior to the closing of the Torrington acquisition. We will be obligated to repay any amounts drawn under the term loan facility within one year. We intend to refinance with long-term debt issued in the capital markets any amounts drawn under the term loan facility as promptly as practicable after the drawing. If we do not borrow under the term loan component of our new senior credit facility, the term loan facility will expire upon consummation of the Torrington acquisition.

      Our new senior credit facility provides for borrowings in foreign currencies up to $100 million and the issuance of letters of credit up to $150 million, each of which are sublimits of the revolving credit facility. The revolving credit facility expires five years from the initial funding date. All amounts outstanding under our new senior credit facility are guaranteed by all of our existing and future direct and indirect domestic subsidiaries. We expect to use the proceeds of our new senior credit facility to fund, in part, the Torrington acquisition, and to fund our working capital, capital expenditures and other lawful requirements.

      Acquiring Torrington will increase our level of debt as a consequence of the financing we will undertake in connection with the Torrington acquisition through our concurrent notes offering and our new senior credit facility, as well as the working capital needs of Torrington. Subject to the limits contained in our senior credit facilities and other debt agreements, we may also incur additional debt in the future.

      On October 24, 2002, we filed a shelf registration statement with the SEC registering the sale of up to $900 million of common stock, preferred stock, debt securities, warrants, depositary shares, stock purchase contracts and stock purchase or equity units. This offering and our concurrent notes offering are being made under that shelf registration statement.

      On December 19, 2002, The Timken Corporation, or TTC, a wholly owned consolidated subsidiary of ours, entered into an agreement to sell, on an ongoing basis, certain domestic trade receivables to a wholly-owned, special-purpose subsidiary, Timken Receivables Corporation, which we refer to as TRC. We are permitted to securitize up to $125 million of accounts receivable under this agreement. No trade receivables have yet been sold under the facility. We may borrow under this facility in lieu of drawing down on our new revolving credit facility to finance the Torrington acquisition.

Shareholders’ Equity

      Our balance sheet as of September 30, 2002 reflects a non-cash foreign currency translation adjustment of $2.7 million, which decreased shareholders’ equity, compared to a non-cash foreign currency translation adjustment of $13.3 million that decreased shareholders’ equity in the first nine months of 2001. Although the Brazilian real and Argentine peso continued to be devalued during the first nine months of 2002, the adverse impact was more than offset by the strength of currencies against the U.S. dollar in many of the other countries in which we operate. The opposite was true during the first nine months of 2001, when our results were negatively impacted by continued weakening of currencies.

      Total shareholders’ equity has increased by approximately $37.3 million in the first nine months of 2002. The increase in equity was primarily the result of the contribution of treasury shares and a small number of newly issued shares, together valued at an aggregate of $54.5 million, to the pension plans for our associates and other stock transactions, net income of $2.3 million, the non-cash foreign currency translation adjustment of $2.7 million, a non-cash adjustment of $0.4 million related to outstanding and settled derivative instruments and the payment of $23.5 million in dividends.

Quantitative and Qualitative Disclosures About Market Risk

      Changes in short-term interest rates related to three separate funding sources impact our earnings. These sources are commercial paper issued in the United States, floating rate tax-exempt U.S. municipal bonds with a weekly reset mode and short-term bank borrowings at international subsidiaries. If the market rates for short-term borrowings increased by 1% worldwide, the impact would be an increase in interest expense of $1.2 million with the corresponding decrease in income before taxes of the same amount. This amount was determined by considering the impact of hypothetical interest rates on our borrowing cost, year-end debt balances by category and an estimated impact on the tax-exempt municipal bonds’ interest rates.

      Fluctuations in the value of the U.S. dollar compared to foreign currencies, predominantly in European countries, also impact our earnings. The greatest risk relates to products shipped between our European operations and the United States. Foreign currency forward contracts and options are used to hedge these intracompany transactions. Additionally, hedges are used to cover third-party purchases of product and equipment. As of September 30, 2002, there were $52.2 million of hedges in place. A uniform 10% weakening of the dollar against all currencies would have resulted in a change of $1.5 million on these hedges. In addition to the direct impact of the hedged amounts, changes in exchange rates also affect the volume of sales or the foreign currency sales price as competitors’ products become more or less attractive.

Recent Accounting Pronouncements

      In June 2001, the Financial Accounting Standards Board, or FASB, issued SFAS No. 141, “Business Combinations,” and No. 142, “Goodwill and Other Intangible Assets.” Under SFAS No. 142, goodwill and certain other intangible assets are no longer amortized but are reviewed annually for impairment. Intangible assets that are separable and have a definite life will continue to be amortized over their useful lives. If, based on the impairment reviews, the related assets are found to be impaired, their carrying value is adjusted through a charge to earnings. We began applying the new accounting rules for goodwill and other intangible assets beginning in the first quarter of 2002.

      In accordance with the adoption of SFAS No. 142, we evaluated the impairment of indefinite lived intangible assets and determined that none were impaired based on estimations in market value. Fair value of each of our five reporting units was determined by discounted cash flows and validated with various market-comparable approaches. Based on the results of this review, we recorded a transitional impairment loss of $12.7 million, net of an income tax benefit of $7.8 million, which relates to the specialty steel business. The transitional impairment loss was recorded in the third quarter of 2002 as a non-cash charge and reflected as the cumulative effect of a change in accounting principle.

      In October 2001, the FASB issued SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets.” SFAS 144 supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.” SFAS 144 retains the existing requirements for long-lived assets to be held and used, but it establishes one accounting model for long-lived assets to be disposed of by sale and revises guidance for assets to be disposed of other than by sale. Adoption of SFAS No. 144 did not have a material effect on our financial position or results of operations.

      In April 2002, the FASB issued SFAS 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” This statement rescinds SFAS 4, “Reporting Gains and Losses from Extinguishment of Debt,” in which the FASB determined that gains and losses from debt extinguishments were to be recorded as extraordinary items. The provisions of SFAS 145 are effective for fiscal years beginning after May 31, 2002, with earlier adoption encouraged. We are currently reviewing the provisions of SFAS No. 145 to determine its impact upon adoption.

      In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force, or EITF, Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. Under EITF 94-3, a liability for an exit cost was recognized at the date of an entity’s commitment to an exit plan. SFAS No. 146 is effective for exit and disposal activities that are initiated after December 31, 2002. SFAS No. 146 has no effect on charges recorded for exit activities begun prior to this date, and therefore we continue to recognize restructuring costs in connection with the strategic manufacturing initiative in accordance with EITF Issue No. 94-3. We do not expect to incur additional charges with respect to the initiative following December 31, 2002. We do not expect the adoption of this statement to have a material effect on our financial position or results of operations.

BUSINESS

Overview

     Our Business

      We are a leading global manufacturer of highly engineered bearings, alloy and specialty steel and related components. We are the world’s largest manufacturer of tapered roller bearings and alloy seamless mechanical steel tubing and the largest North American-based bearings manufacturer. We have facilities in 27 countries on six continents.

      We had net sales of $2.5 billion, $2.6 billion and $2.4 billion for the years ended December 31, 1999, 2000 and 2001, and $1.9 billion for the nine months ended September 30, 2002, and we employed approximately 18,100 people as of September 30, 2002. We reported income (loss) before cumulative effect of change in accounting principle of $62.6 million, $45.9 million and ($41.7 million) for the years ended December 31, 1999, 2000 and 2001 and $15.0 million for the nine months ended September 30, 2002. We manufacture two basic product lines: anti-friction bearings and steel products, and we report our business in three segments: automotive bearings, industrial bearings and steel. Automotive bearings, industrial bearings and steel represented 31%, 36% and 33%, respectively, of our net sales for the year ended December 31, 2001 and 33%, 35% and 32%, respectively, of our net sales for the nine months ended September 30, 2002.

      In the bearing industry, we are best known for our principal product, the tapered roller bearing, which was originally patented in 1898 by our founder, Henry Timken. Our tapered roller bearings are used in a wide variety of products and applications, including passenger cars, trucks, aircraft wheels, locomotives and railroad cars and equipment for agriculture, construction, mining, pulp and paper processing, power generation, metal processing and metal mills. We also produce high-quality spherical and cylindrical roller bearings for large gear drives, rolling mills and other process industry and infrastructure development applications. In addition, our aerospace and super precision facilities produce high-performance ball and cylindrical bearings for ultra high-speed and high-accuracy applications. These types of bearings are used in aircraft and helicopter engines, gear boxes, transmissions, flight and fuel controls, missile guidance systems, dental handpieces, robotic equipment and semiconductor manufacturing equipment. A small part of our business involves providing bearing reconditioning services for industrial and railroad customers, both internationally and domestically.

      Our steel products include steels of intermediate alloy, low alloy and carbon grades. We also make vacuum processed specialty steels. Our steel products are available in a wide range of solid and tubular sections with a variety of lengths and finishes. We sell our steel products, including semi-finished and finished precision steel components, to other anti-friction bearing companies and to companies in the automotive, tooling, aerospace, forging and oil and gas drilling industries, and to steel service centers. For the year ended December 31, 2001, approximately 15% of our steel production was consumed in our bearings operations.

     Our Segments

      We report our business through three industry segments:

•	automotive bearings;

•	industrial bearings; and

•	steel.

      For the year ended December 31, 2001 and the nine months ended September 30, 2002,

•	our automotive bearings segment had net sales of $751 million and $630 million, respectively, and earnings before interest and taxes of $39.9 million and $(3.6) million, respectively;

•	our industrial bearings segment had net sales of $882 million and $658 million, respectively, and earnings before interest and taxes of $32.1 million and $23.9 million, respectively; and

•	our steel segment had net sales to external customers of $814 million and $617 million, respectively, and earnings before interest and taxes of $9.3 million and $31.5 million, respectively.

      Our automotive and industrial bearings businesses have historically participated in the global bearing industry, while our steel business has concentrated primarily on U.S. customers. However, over the past few years, our steel business has acquired non-U.S. companies, including Timken Desford Steel, in Leicester, England, that specializes in the manufacturing of seamless mechanical tubing, and Lecheres Industries SAS, the parent company of Bamarec S.A., a precision component manufacturer based in France.

     Strategic Manufacturing Initiative

      Maintaining high standards of product quality and reliability while keeping production costs competitive is essential to our ability to compete with domestic and international manufacturers in both the anti-friction bearing and steel businesses. Beginning in the second quarter of 2001, we undertook an aggressive transformation of our manufacturing operations to allow us to more profitably execute our business strategies described below. The principal objectives of our strategic manufacturing initiative, attained primarily through internal cost cutting and reorganization, are:

•	creating focused factories for each product line or component;

•	reducing our fixed costs;

•	increasing production at our lowest cost plants; and

•	implementing our Lean Six Sigma program.

      As part of this strategic manufacturing initiative, we have closed or sold seven facilities in higher cost locations in certain parts of the United States and Western Europe, and have expanded our bearings operations in lower cost areas of the world, such as Eastern Europe, South America and Asia. In addition, we undertook a salaried workforce reduction program as a part of the initiative, and we have reduced our workforce by approximately 1,700 associates since the second quarter of 2001. Through Lean Six Sigma, our program for driving for efficiency and higher quality manufacturing, we seek to continue to improve our overall manufacturing processes by reducing cycle time, inventory and floor space, in order to optimize asset utilization. As of September 30, 2002, we had achieved an estimated annualized rate of pre-tax savings of approximately $70 million from our strategic manufacturing initiative, and we expect to have increased this savings rate to approximately $80 million at the end of 2002.

The Torrington Acquisition

      On October 16, 2002, we entered into a purchase agreement with Ingersoll-Rand Company Limited to acquire its Engineered Solutions business, including certain of its joint venture interests, operating assets and subsidiaries, including The Torrington Company. We will pay Ingersoll-Rand $700 million in cash, subject to adjustment, and approximately $140 million in shares of our common stock for Torrington, a leading worldwide producer of needle roller, heavy-duty roller and ball bearings and motion control components and assemblies. Upon completion of the Torrington acquisition, we will have global leadership positions in the needle and tapered roller bearing and alloy steel industries, with operations on six continents. The closing of this offering is contingent upon the closing of the Torrington acquisition. See “Risk Factors — Risks Related to the Torrington Acquisition” and “Description of the Torrington Purchase Agreement and Related Agreements” in this prospectus supplement.

     Torrington

      Torrington has been a leader in the bearing industry for over 100 years and is a leading manufacturer of needle roller bearings. It produces a wide range of bearings sold under a number of brand names, including Torrington needle roller bearings, Torrington heavy-duty roller bearings, Nadella precision needle roller bearings and linear motion solutions and Fafnir ball bearings and housed units. Torrington also produces a variety of precision motion control components and assemblies, such as steering shaft assemblies and steering column shafts. Torrington sells its products directly or through authorized distributors to automotive and industrial manufacturers, as well as to aftermarket users throughout the world. In recent years, Torrington has expanded its worldwide business through a series of acquisitions and joint ventures in France, Germany, China and India.

      Torrington had net sales of $1.1 billion for the year ended December 31, 2001 and $912.4 million for the nine months ended September 30, 2002, employs approximately 10,500 people and operates 27 plants throughout the world. Torrington has two business divisions: automotive engineered solutions and industrial engineered solutions. Torrington’s 2001 net sales were about evenly split between its two divisions.

      The Torrington automotive business manufactures a variety of products, including roller and needle bearings and other components used in an automobile’s transmission, chassis, steering column and engine. Many of these products, such as column locks and rotary tilt products for steering columns, are highly engineered, with precision technology, and are specially designed through collaborative efforts between Torrington and its customers. These products are primarily sold to OEMs, including large automobile manufacturers, and their principal suppliers. We believe that Torrington has created a high degree of customer loyalty as a result of this collaborative process and customization.

      The Torrington industrial business produces a broad range of products, including roller bearings, needle bearings, wider inner ring ball bearings and housed units, radial ball bearings, super precision ball bearings, airframe control bearings, precision machined bearings and precision components and assemblies. These products are sold to OEMs as well as through a global distributor network.

      In October 2001, Torrington acquired the remaining 50% external ownership in Nadella, S.A., previously a joint venture investment with a third party. Nadella produces metric precision needle bearings for steering and engine applications in Europe and has added $91.5 million in consolidated revenue to Torrington for the nine months ended September 30, 2002.

     Strategic Benefits of the Torrington Acquisition

      We expect to realize a number of strategic and competitive benefits as a result of the Torrington acquisition, including the following:

•	Expanding our global presence and market share. The Torrington acquisition will combine our global leadership position in tapered roller bearings with Torrington’s leadership position in needle roller bearings. We expect the Torrington acquisition to provide us with opportunities to expand our geographic presence and enhance our industry coverage through increased scale and a stronger international distribution network, particularly in Europe and Asia. We expect this expanded global reach to enable us to compete more effectively with established worldwide firms and regional competitors, although we will also become more susceptible to the risks associated with international operations. Nevertheless, we believe that with Torrington, our combined global presence and enhanced product lines will better position us to capitalize on the trend among customers toward consolidating suppliers of their bearings and steel products.

•	Strengthening our core automotive business with a complementary product offering. We expect the Torrington acquisition to enhance our ability to produce a broader range of products for use in the powertrain, an area of the vehicle that uses both bearings and precision engineered solutions. We believe Torrington’s highly engineered, value-added powertrain product portfolio complements our existing wheel hub portfolio and driveline solutions, will enable us to offer greater system design capability and will provide us with a broader product offering to better serve our customers. We expect future design change and growth in both the powertrain and wheel hub areas.

•	Broadening our industrial product portfolio. We expect the Torrington acquisition to strengthen our existing industrial business by broadening our product base and increasing our cross-selling opportunities, resulting in an increase in the penetration of our products into a broader installed base. In order to capitalize on these opportunities, we may have to overcome difficulties and incur costs in connection with retraining our skilled engineers and sales personnel, coordinating geographically diverse organizations and retooling and reprogramming our equipment and information technology systems. Ultimately, we believe the Torrington acquisition will enable us to achieve economies of scale with our customers and improve our service capabilities, providing us with more opportunities to become a preferred supplier to our customers. We believe the Torrington acquisition will expand our presence in the industrial service and aftermarket businesses and will enhance our position as a leading supplier of bearings and related products to the industrial aftermarket worldwide.

•	Increasing cost savings and manufacturing efficiencies. We intend to integrate Torrington into our operations by combining Torrington’s automotive engineered solutions business with our automotive bearings segment and Torrington’s industrial engineered solutions business with our industrial bearings segment. We believe we can to generate incremental cost savings throughout the combined company, by realizing economies of scale, rationalizing facilities to consolidate manufacturing operations, combining engineering and technology efforts and eliminating duplicative distribution and back office systems. In connection with the Torrington acquisition, we believe we can achieve an estimated annualized rate of pre-tax savings of approximately $80 million by the end of 2005 before implementation costs, including an estimated annualized rate of pre-tax savings of approximately $20 million by the end of the first year following the acquisition. These savings are in addition to the savings described above relating to our strategic manufacturing initiative. We may not, however, be able to realize the anticipated cost savings or other benefits from the integration of Torrington, either in the amount or in the time frame we currently expect, and the costs of achieving these benefits may be higher than we currently expect.

•	Enhancing our technology innovation platform. We believe that Torrington has one of the most flexible and responsive product development programs in the bearing industry. We expect to leverage the best practices of Torrington’s product development programs across our core bearings technology and to apply our strong research focus across Torrington’s product line. Although we may face initial challenges in consolidating functions and integrating procedures and technologies, we anticipate that ultimately these dual efforts will enable us to develop value-added products and to better meet the needs of our customers.

Industry Overview

     Anti-friction Bearings

      The anti-friction bearing industry is highly fragmented, with approximately 200 firms manufacturing products and providing related services. Without giving effect to the Torrington acquisition, the seven largest bearings producers account for approximately 65% of the world’s bearings sales.

      Major product types include tapered roller bearings; cylindrical, spherical and needle roller bearings; miniature and precision bearings and shaft and spindle ball bearings. In order to remain competitive, firms have increasingly become more global by moving manufacturing facilities to lower cost, export-oriented operations in emerging markets to improve cost positions and expand geographic presence.

      The majority of products and services in the world bearing industry are sold directly to OEMs and distributors in a wide variety of industry segments that include automotive, aerospace, rail and industrial equipment (including agricultural, construction, process industries and mining equipment), as well as electronics and electrical equipment. Consolidation among OEMs and industrial distributors has resulted in a significant shift in the industry. Large, global buyers have begun to purchase products from bearing suppliers with large, installed manufacturing bases and strong customer relationships, who can offer a “single-source” comprehensive product line. Further, as OEMs become more global, buyers are seeking partners with global distribution networks that can match diverse geographic sourcing needs. In addition, the aftermarket is an important segment for manufacturers, as it is often characterized by a higher margin replacement business, which may include technical service and support.

      Increasingly, end users are focusing on their core businesses, and outsourcing maintenance activities to specialists in many industries. This change is driving the growth of companies, like ours, who can provide these services to their customers on a global basis to continue to expand profitable relationships. We expect a growing proportion of total revenues in the bearing industry to be derived in the near future from providing these maintenance services.

Steel

      The steel industry is highly fragmented and competitive, with a multitude of firms providing a variety of steel grades and related services. Steel products range from commodity-type, low-grade steel (reinforcing bars and beams) for a diverse set of industries, to high-performance alloys and specialty steels for a narrower range of industry applications in the aerospace and automotive markets. Pricing is relatively inflexible in the commodity markets and significantly improves for more highly engineered, value-added steels.

      The steel industry, in general, has undergone a significant shift due to a variety of factors, including, most notably, increased international competition due to global overcapacity, government regulation, improvements in manufacturing technologies and demand for lighter weight substitutes, such as plastic, aluminum, graphite composites and ceramics. Intense competition and an unfavorable pricing environment have resulted in a number of bankruptcies in the U.S. steel industry, primarily in the steel mill sector. This change in the competitive landscape has forced many steel manufacturers to close plants, move to lower cost manufacturing facilities or shift their product mix to more highly engineered, value-added steel production. Steel suppliers’ ability to invest in research and development, lower production costs and maintain adequate access to low-cost sources of capital are fundamental competitive advantages in the market today.

Competitive Strengths

      We believe that our core strengths provide us with a competitive advantage that has allowed us to remain consistently at the forefront of our industry. We believe the Torrington acquisition will enhance our competitive strengths, which include:

•	Being a leading worldwide manufacturer of anti-friction bearings and alloy steel. We are a leading global manufacturer of highly engineered bearings, alloy and specialty steel and related components. Over the course of our more than 100-year history, we have become the world’s largest manufacturer of tapered roller bearings and alloy seamless mechanical steel tubing. Torrington is a leading manufacturer of needle roller, heavy-duty roller and ball bearings and motion control components and assemblies. With the acquisition of Torrington, we will have global leadership positions in the needle and tapered roller bearing and alloy steel industries, with operations on six continents. Maintaining this leading position in the global markets for bearings and steel will depend on the success of our operating plans, including our ability to achieve fully the benefits of our strategic manufacturing initiative and successfully integrate Torrington into our operations.

•	A comprehensive product offering with leading brands. We offer a broad array of products and services in the industries in which we operate. Many of our and Torrington’s brands have an extensive history within the bearing industry and are well known for their quality, reliability and performance. We believe our brand name recognition and customer awareness help us to capture additional business, as well as to maintain existing customers, particularly as our customers look to reduce their supplier base.

•	A diverse business mix and customer base. We provide our products and services to a wide range of industries and customers, which reduces our dependence on particular geographic or industry segments. We serve a diverse range of industries, including automotive, construction, aerospace and defense, agriculture, mining, metals, rail, energy, machine tool and general industrial. Many of these industries, however, are cyclical, and our exposure in these areas could negatively impact our business during general economic or industry specific downturns. Our customers include both OEMs and aftermarket distributors. We expect the Torrington acquisition to complement our existing customer base and enhance our industrial aftermarket sales, allowing us to offset to some extent the cyclicality within the industries we serve.

•	Global manufacturing capabilities. Our extensive global manufacturing network allows us to provide our products to our worldwide customers efficiently. We continue to focus on lowering our cost structure by creating focused factories for each product line or component, reducing our fixed costs and increasing production at our lowest cost plants. Our ability to reduce costs is, however, dependent on many complex factors, including economic conditions, severance requirements and engineering achievements, as well as our ability to implement changes to our existing operations without disruption. We also continue to implement Lean Six Sigma into our manufacturing and business processes to further improve quality and productivity. We intend to apply these techniques within the combined company to further reduce our overall cost structure.

•	An experienced management team. Our executive management team has on average more than 19 years of experience with our company. In addition, our operational management team has substantial materials science expertise and engineering capabilities, which provide them with a distinctive skill set to apply to the bearing industry. As a result of their specialized knowledge, this team has developed strong relationships with, and an intimate understanding of, our customers, as well as the industries we serve.

Business Strategy

      Our strategy is to achieve profitable growth by continuing to pursue the following initiatives:

•	Build on our “customer centric” focus to further partner with customers and diversify our customer base. We work collaboratively with our customers in our research and development efforts to allow us to manufacture products that fit our customers’ individual requirements, cost less and provide improved performance. We intend to continue to work closely with our customers to provide significant product improvements, create differentiated products and distribute our products efficiently. We believe this partnership approach creates significant brand equity, fosters long-term relationships with our customers and positions us to expand our already diverse customer base. For example, by providing integrated products that meet our customers’ needs, we are able to offer our customers higher value-added solutions. Other examples of this partnership approach are the several e-business initiatives we have implemented to better serve our industrial distribution customers and expand our distribution capabilities worldwide.

•	Leverage our technology and engineering competencies to introduce complementary new products. Since 1999, we have invested approximately $50 million annually into our research and development efforts to generate new revenue, reduce costs, develop more comprehensive solutions for our customers and enhance our manufacturing efficiency. We plan to continue leveraging our significant research and development investments and engineering expertise to develop highly differentiated and customized products and to produce them more efficiently for our customers.

•	Continuously improve our manufacturing processes. Through our strategic manufacturing initiative, we have put into place additional training and personnel needed to further drive process improvements, including through our Lean Six Sigma effort. Using Lean Six Sigma, we seek to improve our overall manufacturing processes by reducing cycle time, inventory and floor space, which results in higher returns on our invested capital. We also intend to continue to enhance our productivity and reduce costs through process improvements achieved through research and development, and changes driven by skilled plant managers.

•	Expand our international presence. Over the last 10 years, we have opened or acquired new manufacturing and distribution facilities in the United Kingdom, France, Mexico, Singapore, the Netherlands and Italy and expanded our lower cost bearing manufacturing centers in Poland, Romania and China. We have also formed joint ventures in emerging markets such as Brazil and China. These facilities further expand our more than 80-year international presence, improve our overall cost position and enable us to better meet customer demand for local sourcing of products. We seek to continue our strategy of international expansion, including through the Torrington acquisition, which will enable us to further develop our presence in Europe and Asia and provide additional opportunities for us to benefit from globalization.

Products and Services

      We manufacture two basic product lines: anti-friction bearings and steel. Differentiation in these two product lines comes in two different ways:

•	by bearing type or steel type; and

•	by the applications of bearings and steel.

      The following table describes our and Torrington’s principal products and services by business segment for both OEMs and the aftermarket:

Business Segment	Product/Services	Applications

Automotive Bearings
Automotive Applications	Bearings and related parts.	Axles, front and rear wheels, transmissions, transaxles and continuously variable transmissions for light-, medium- and heavy-duty trucks, passenger cars and heavy-duty truck trailers.
Automotive Engineered Solutions (Torrington)	Bearings and related parts, engine valvetrain components, steering column sub-assemblies and components.	Engines, transmissions, chassis applications, steering applications and engine applications.
Industrial Bearings
Industrial Applications	Bearings, bearing refurbishment services and diagnostics.	Transmissions, wheels, axles, crankshafts and hydraulic cylinders for excavators, haulage trucks, crawler dozers, backhoes, combines, tractors and drilling tools for the construction, agriculture, mining, oil and gas, power generation, rolling mill, pulp and paper and printing industries.
Industrial Engineered Solutions (Torrington)	Roller bearings, needle bearings, wider inner ring ball bearings and housed units, radial ball bearings, super precision ball bearings, airframe control bearings, precision machined bearings, bearing assemblies, precision components and assemblies, speed and position sensors, bearing procurement services, sourced bearings and new material solutions.	Industrial applications in agriculture, consumer equipment, aerospace, construction, machine tools, defense, natural resources, mining, steel paper production and general industrial equipment.
Rail Applications	New and remanufactured bearings and housings and friction management systems.	Wheels, drive trains and motor suspension units in rail transit and passenger cars, freight cars and locomotives.
Aerospace and Super Precision Applications	Bearings, new and refurbished components and precision assemblies.	Aerospace: aircraft and helicopter engines; gearboxes, transmissions, landing wheels and flight and fuel controls.
Super Precision: semiconductor robotic equipment, x-ray machines, medical instruments, and other industrial assemblies.
Dental: handpiece components, assemblies and repairs.

Business Segment	Product/Services	Applications

Steel
Alloy Steel	High-quality bar and seamless mechanical tubing.	Aerospace: aircraft engine main shafts, landing gear and high-strength fasteners, oil and gas drilling tools and guns.
Construction and Farming: hydraulic cylinders, bearings, axles and crankshafts.
Automotive and Truck: powertrain and driveline performance components, including gears, shifter sleeves, bearings, crankshafts and constant velocity joint components.
Precision Steel Components	Semi-finished and finished parts, including internal ring gears, sun gears, races, hubs, clutch shafts, axle shafts, track pins, constant velocity joint cages and outer race prop shafts.	Power-transfer drivetrain applications for the automotive and industrial industries.
Specialty Steel	Produces and distributes more than 300 specialty grades of steel.	Medical implants, aircraft landing gear, corrosion-resistant petrochemical equipment, high- performance metal cutting and forming tools, custom knife blades and high-temperature fasteners for a broad range of specialty industries.

Anti-Friction Bearings

      We and Torrington each serve an array of industries and manufacture products for a diverse range of highly specialized end-use applications in the anti-friction bearings market.

      Tapered Roller Bearings. In bearings, we are best known for the tapered roller bearing, which Henry Timken, our founder, originally patented in 1898. The tapered roller bearing is our principal product in the anti-friction bearing product line. It consists of four components:

•	the cone, or inner race;

•	the cup, or outer race;

•	the tapered rollers, which roll between the cup and cone; and

•	the cage, which serves as a retainer and maintains proper spacing between the rollers.

      We manufacture or purchase these four components and then sell them in a wide variety of configurations and sizes.

      The tapered rollers permit ready absorption of both radial and axial loads in combination. For this reason, tapered roller bearings are particularly well adapted to reducing friction where shafts, gears or wheels are used. The applications for tapered roller bearings have diversified from the original application on horse-drawn wagons to applications on passenger cars, light and heavy trucks, trains, as well as a wide range of industrial applications, ranging from very small gear drives to bearings over two meters in diameter for wind energy machines. Further differentiation has come in the form of adding sensors to these bearings, which measure parameters such as speed, load, temperature or overall bearing condition.

      Matching bearings to the specific requirements of customers’ applications requires engineering, and often sophisticated analytical techniques. The design of our tapered roller bearing permits distribution of unit pressures over the full length of the roller. This fact, combined with high precision tolerance, proprietary internal geometry and premium quality material, provides our bearings with high load carrying capacity, excellent friction-reducing qualities and long life.

      Precision Cylindrical and Ball Bearings. Our aerospace and super precision facilities produce high-performance ball and cylindrical bearings for ultra high-speed and/or high-accuracy applications in the aerospace, medical/dental, computer disk drives and other industries. These bearings utilize ball and straight rolling elements and are in the super precision end of the general ball and straight roller bearing product range in the bearing industry.

      A majority of our aerospace and super precision bearings products are special custom-designed bearings and spindle assemblies. They often involve specialized materials and coatings for use in applications that subject the bearings to extreme operating conditions of speed and temperature.

      Spherical and Cylindrical Bearings. Our facility in Romania produces spherical and cylindrical roller bearings for large gear drives, rolling mills and other process industry and infrastructure development applications. We expect that our cylindrical and spherical roller bearing capability will be significantly enhanced with the acquisition of Torrington’s broad range of spherical and heavy-duty cylindrical roller bearings for standard industrial and specialized applications. These products are sold worldwide to OEMs and industrial distributors serving major industries, including construction and mining, natural resources, defense, pulp and paper production, rolling mills and general industry.

      Needle Bearings. With the acquisition of Torrington, we will become a leading global producer of highly engineered needle roller bearings. Torrington produces a broad range of radial and thrust needle roller bearings, as well as bearing assemblies, which are sold to OEMs and industrial distributors worldwide. Major applications include products for the automotive, consumer product, construction and agriculture and general industrial goods industries.

      Motion Control Components and Assemblies. Torrington also produces a variety of precision motion control components and assemblies. These products, which include steering intermediate shaft assemblies, steering column shafts and precision pins and shafts, are sold to the automotive and industrial markets worldwide. Torrington has manufacturing facilities in the United States and South America.

Steel

      Our steel products include steels of low and intermediate alloy, vacuum-processed alloys, tool steel and some carbon grades. These products are available in a broad range of solid and tubular sections with a variety of finishes. Our customers use these steel products in a wide array of applications, including bearings, automotive transmissions, engine crankshafts, oil drilling, and for aerospace and other similarly demanding applications. Approximately 15% of our steel production is consumed in our bearings operations.

      We also produce custom-made steel products, including alloy and steel components for automotive and industrial customers. This business has provided us with the opportunity to further expand our market for tubing and capture higher value-added steel sales. This also enables our traditional tubing customers in the automotive and bearing industries to take advantage of higher performing components that cost less than current alternative products. Customizing of products is a growing portion of our steel business.

Customers

      We and Torrington have a number of customers in the automotive industry, including both OEMs and their suppliers, as well as aftermarket distributors. We believe that because of the size of that industry, the diverse bearing applications, and the fact that our and Torrington’s business is spread among a number of customers, both international and domestic, in OEM and aftermarket distribution, our and Torrington’s relationships with the automotive industry is well diversified. In addition, we serve a wide range of customers in the agriculture, mining, construction, oil and gas, mining, rolling mill and other process industries, as well as the aerospace and rail industries, including both OEMs and distributors.

      We have entered into individually negotiated contracts with some of our customers in our automotive bearings, industrial bearings and steel segments. These contracts may extend for one or more years and, if a price is fixed for any period extending beyond current shipments, customarily include a commitment by the customer to purchase a designated percentage of its requirements from us. Contracts extending beyond one year that are not subject to price adjustment provisions do not represent a material portion of our sales. We do not believe that there is any significant loss of earnings risk associated with any given contract.

      Our steel business has historically concentrated on steel consumers in the United States. For the year ended December 31, 2001, approximately 15% of our steel production was consumed in our bearings operations. Our other customers consist of a wide range of manufacturers, including automotive customers, which primarily include large OEMs, major automotive systems suppliers and specialty forging companies. Our steel segment also supplies a wide range of bearing companies, from multinational, full-line producers to smaller single product specialists. Our steel business customer base is diverse, with customers ranging from small family-owned companies to large international conglomerates. We also sell our steel products to the energy sector, which is comprised of customers focused on the exploration, drilling and extraction of oil and natural gas. Our steel segment’s distribution network is comprised of over 30 authorized distributors, including full-line steel distributors and some focused product specialists.

Competition

      The anti-friction bearing business is intensely competitive in every country in which we sell products. Substantial downward pricing pressures exist in the United States and other countries even during periods of significant demand. We compete primarily based on price, quality, timeliness of delivery and design and the ability to provide engineering support and service on a global basis. We compete with domestic manufacturers and many foreign manufacturers of anti-friction bearings, including SKF AB, INA-Holding Schaeffler KG, NTN Corporation, Koyo Seiko Co., Ltd. and NSK Ltd.

      Competition within the steel industry, both domestically and worldwide, is intense and is expected to remain so. More than 30 U.S. steel companies have declared bankruptcy in recent years and have either ceased production or, more often, been acquired by other companies. Global production overcapacity is also likely to continue, which, combined with the high levels of steel imports into the United States, has exerted downward pressure on domestic steel prices and has resulted in, at times, a dramatic narrowing, or with many companies, the elimination, of gross margins. Our worldwide competitors for seamless mechanical tubing include Copperweld, Plymouth Tube, V & M Tube, Sanyo Special Steel, Ovako Steel and Tenaris. Our competitors for steel bar products include North American producers such as Republic Engineered Products, Mac Steel, North Star Steel and a wide variety of offshore steel producers who import into North America. Competitors in the precision steel market include Metaldyne and Linamar and overseas companies such as Showa Seiko, SKF and FormFlo. In the specialty steel category, competitors compete for sales of high-speed, tool and die and aerospace steels. High-speed steel competitors in North America and Europe include Erasteel, Bohler and Crucible. Tool and die steel competitors include Crucible, Carpenter Technologies and Thyssen. The principal competitors for our aerospace products include Ellwood Specialty, Slater/ Atlas and Patriot (formerly Republic Technologies Inc.).

Joint Ventures

      We continue to expand our international presence through joint ventures and acquisitions. In the first quarter of 2001, we formed International Components Supply Ltda., a joint venture between our Brazilian subsidiary, Timken do Brasil, and SKF do Brasil, a subsidiary of SKF AB, to acquire the assets of a machining facility located at the SKF do Brasil bearing plant in Cajamar, Sao Paulo, Brazil. This independent, equally-owned manufacturing facility serves as a source of forged and turned steel rings for bearing manufacture and provides us with an opportunity to utilize available capacity in Brazil, reduce costs and establish a local source of forged and turned steel rings for bearings.

      On April 6, 2001, we announced an agreement with Bardella, a Brazilian corporation, to form Bardella Timken Industrial Services. This joint venture is equally owned by us and Bardella and is located in Guarulhos, near Sao Paulo, at a previously existing Bardella facility. Bardella Timken Industrial Services provides repair and engineering services for a variety of rolling mill components, including bearings, chocks, rolls, mandrels, reels, coilers and gear and pinion boxes to the steel and aluminum industries in Brazil. It also offers overhead crane maintenance services, as well as contract operation of mill roll maintenance shops. The venture combines our in-depth knowledge of the mill environment with Bardella’s local leadership in the industrial equipment business, allowing our local rolling mill service department to become a separate revenue producing entity in Brazil.

      On April 8, 2002, we announced an agreement with NSK Ltd. to form a joint venture to build a plant near Shanghai, China to manufacture certain tapered roller bearing product lines. Construction of the plant is expected to begin in early 2003, and production is scheduled to start early in 2004. Ownership of this joint venture, Timken-NSK Bearings (Suzhou) Co. Ltd., will be divided evenly between NSK Ltd. and us.

      On June 27, 2002, we announced an agreement with two Japan-based companies, Sanyo Special Steel Co., Ltd. and Showa Seiko Co., Ltd., to form a joint venture, Advanced Green Components, LLC, to supply forged and machined rings for bearing manufacture. The joint venture operates as an independent manufacturing business. It acquired the assets of our Winchester, Kentucky plant and commenced operations in late October 2002.

      For a discussion of our e-business distribution joint venture, see “— Sales, Marketing and Distribution” below.

Sales, Marketing and Distribution

Anti-Friction Bearings

      Our products in the automotive bearings and industrial bearings segments are sold principally by our internal sales organization. Our sales organization consists of a separate sales force for each of our business segments. The combined bearings sales forces account for approximately 80% of our total sales force.

      Traditionally, a main focus of our sales strategy has consisted of collaborative projects with our customers. For this reason, we have primarily located our sales forces in close proximity to our customers rather than at our production sites, and in some instances we have located our sales forces inside our customers’ facilities. Our sales force is highly trained and knowledgeable regarding all of our bearings products, and associates assist our customers during the development and implementation phases and provide support on an ongoing basis.

      Torrington has also located its sales force in locations in close proximity to its customers. This will facilitate the integration of the two sales forces as well as the necessary cross-training efforts. Furthermore, because the fundamental engineering principles behind Torrington’s and our bearings are substantially the same, cross-training will be limited to educating each of the teams about the particular aspects of the different bearing products. We expect that our and Torrington’s sales forces will market and sell the full line of products manufactured by the combined company. Through the combination of our respective sales forces and elimination of redundancies, we anticipate that we will be able to reduce costs and achieve savings.

      A major portion of our customer shipments are made directly from our warehouses, which are located in a number of cities in the United States, Canada, the United Kingdom, France, Mexico, Singapore, Argentina and Australia. However, a growing number of shipments are made directly from plant locations. The warehouse inventories are augmented by authorized distributor and jobber inventories throughout the world that provide local availability when service is required. The majority of Torrington shipments are made directly from plant locations.

      In January 2001, we entered into a joint venture in North America focused on joint logistics and e-business services. This alliance, which we founded together with INA USA Corporation, SKF USA Inc. and Reliance Electric Industrial Company, an affiliate of Rockwell International Corporation that we refer to as

Reliance, is called Colinx LLC. The e-business service was launched in April 2001, and is focused on information and business services for authorized distributors in the industrial bearings segment. In January 2001, we also formed another e-business joint venture in Europe. This alliance, which we founded together with SKF AB, Sandvik AB, Industriewerk Schaffler INA-Ingenieurdienst GmBH and Reliance, is called Endorsia.com International AB. The e-business service was launched in October 2001 and is focused on information and business services for authorized distributors in the industrial bearings segment.

Steel

      Approximately 15% of our steel production is consumed in our bearing operations. In addition, we make sales to other anti-friction bearing companies and to the aircraft, automotive and truck, construction, forging, oil and gas drilling and tooling industries. We also sell to steel service centers. Our steel products are sold principally by our own sales organization. Most orders are customized to satisfy customer-specific applications and are shipped directly to customers from our steel manufacturing plants.

Design and Development

Anti-Friction Bearings

      Our “customer-centric” focus, which includes our close geographic proximity to our customers’ production centers, fosters a close working relationship with our customers’ engineers to improve the design and manufacturing specifications of the bearings we produce. We also frequently develop and construct our own tools, machinery and processes in order to minimize variability and reduce lead-times.

      We produce both standard and specialty bearings. Specialty bearings are mainly designed for our industrial customers and are tailored to their specifications. Standard bearings, which constitute approximately two-thirds of our sales, are particularly suited for our automotive customers, who tend to buy in higher volumes.

      We use a proprietary algorithm, which we have named SYSx, to design our bearings products and to predict how those products will perform in our customers’ business and in a variety of potential applications. We developed SYSx by incorporating the extensive materials science knowledge that we have accumulated over our 100-year history, and we constantly update it to reflect the progress in our research and in the field. This predictive capability provides us with information that significantly reduces the long, costly prototype testing phases of the production process. In addition to expediting the production process, SYSx is also capable of determining cutting paths, raw materials requirements and other information, as well as uploading such information directly to our manufacturing equipment. As a result, the use of SYSx virtually eliminates the need for testing and integrates the design and production phases, thereby reducing the lead-time between conception and production to approximately three days. We believe our predictive technology has given and continues to give us a distinct competitive advantage in the bearing industry.

      The SYSx system has been designed so that it can easily be used across all bearings products and applications. We intend to utilize the SYSx system, together with Torrington’s expertise derived from its 100-year history in the needle bearing industry, to drive our design and development. We believe that the engineering technologies of the combined company working together with the SYSx system will enable us to produce a broad range of integrated bearing product solutions.

      We also outsource certain of our design and engineering tasks to our lower-cost facilities in India and Romania. These overseas engineering centers perform such tasks as basic algorithm calculations, basic testing and finite element analyses.

Steel

      We apply the same type of advanced engineering and research used in our bearings segment to our steel segment, most notably with respect to alloy refinement. Alloy refinement consists of customizing the steel making process to customers’ needs by establishing what quantity and quality of alloy is to be added to the carbon grade steels. In addition, to produce improved steels of carbon intermediate alloy and low alloy, we are actively involved in research activities. These efforts have led to the development of new grades, such as TIM 6V calcium-treated steel.

Manufacturing

Anti-Friction Bearings

      Our operating philosophy emphasizes delivering a quality product, on time, at the lowest achievable cost. Continuous improvement of these operating parameters is achieved by driving our operations toward shorter lead and cycle times, which in turn requires increasingly higher standards of quality. We believe our disciplined approach to manufacturing operations, including monthly operations reviews and meetings, facilitates employee participation and motivates management and employees to strive for better operational performance. Through this process, we are also able to leverage market and manufacturing expertise, focus on innovation and benchmarking and solve problems using a team-oriented approach. As a result, we seek to improve productivity, quality and employee commitment while reducing inventory, floor space requirements and lead times.

      Maintaining these high standards of product quality and reliability while keeping production costs competitive is essential to our ability to compete in both the anti-friction bearing and steel business. Our strategic manufacturing initiative described above is one method we have used to achieve those goals. See “— Overview — Strategic Manufacturing Initiative.”

      Our manufacturing expertise includes machining capabilities such as turning, heat treatment, including carburizing and hardening, grinding, honing, hard-tuning and assembly. With Torrington, we will also use deep drawing processes to manufacture needle bearings. We believe that the breadth of the combined company’s process capabilities provides us with a significant competitive advantage in being a sole-source supplier for our customers’ multiple bearings needs.

      Our equipment is engineered to be flexible and to enable us to produce a range of simple to complex parts. By highly refining the process, we are able to utilize general-purpose machines with computer numerically controlled capabilities to manufacture complex and difficult to produce bearings. Through data feedback, we systematically test for quality throughout the entire manufacturing process. Our advanced computer numerically controlled equipment includes machines with automatic tool changers and on-machine gauging, as well as automated inspection machines. With computer numerically controlled equipment, we are able to increase efficiency and turn-around times by identifying, documenting and correcting potential defects and irregularities.

Steel

      Our steel segment operates as a mini-mill steel producer, which means that we begin our manufacturing process by melting recycled steel scrap rather than producing steel from iron ore. Steel scrap is melted and mixed with various quantities and qualities of alloy to obtain several types steels for carbon grade to intermediate alloy that are in turned formed into ingots, billets, bars or tubes. Our manufacturing processes involve melting, forming, rolling and piercing.

Quality

      Currently, all of our and Torrington’s manufacturing facilities are ISO 9000, DI 9000 and/or QS 9000 certified. In addition, each of our plants must adhere to our own internal quality standards in design, materials, manufacturing and gauging. Worldwide quality audits make sure that these standards are being met.

      We believe that our commitment to modern, high-quality manufacturing processes has been and will continue to be a key reason for our strong customer loyalty and growth and that the expertise and resources required to institute and maintain quality control procedures comparable to ours represents a competitive advantage for us.

Raw Materials

      The principal raw materials that we use in our North American bearings plants to manufacture bearings are our own steel tubing and bars, purchased strip steel and energy resources. Outside North America, we purchase raw materials from local sources with whom we have worked closely to assure steel quality according to our specifications. In addition, our Desford Steel facility in Leicester, England is a major source of raw materials for our plants in Western Europe. The principal raw materials used in our steel manufacturing business are scrap metal, nickel and other alloys. As an example of the price volatility of the raw materials we use in our manufacturing operations, the weighted average price of scrap metal increased 12.5% from 1999 to 2000, decreased 19.6% from 2000 to 2001, and increased 7.8% from 2001 to September 30, 2002. We believe that the availability of raw materials and alloys are adequate for our needs, and, in general, we are not dependent on any single source of supply.

Employees

      At September 30, 2002, we had 18,100 associates. Thirty-two percent of our U.S. associates are covered under collective bargaining agreements, none of which expire within one year. As of September 30, 2002, Torrington had 10,500 employees. Approximately 4% of Torrington’s U.S. employees are covered under collective bargaining agreements, none of which expire within one year. Neither we nor Torrington has experienced a work stoppage in the past three years.

Backlog

      The backlog of orders of our domestic and overseas operations is estimated to have been $1.01 billion at December 31, 2001. Actual shipments are dependent upon ever-changing production schedules of each customer. Accordingly, we do not believe that our backlog data and comparisons of that data as of different dates are reliable indicators of future sales or shipments.

Research and Development

      Our major research center, located in Canton, Ohio near our worldwide headquarters, is engaged in research on bearings, steel, manufacturing methods and related matters. Research facilities are also located at our aerospace and super precision bearings plants in New Hampshire; our Colmar, France plant; our Latrobe, Pennsylvania plant; our Ploiesti, Romania plant; and our facility in Bangalore, India. Our expenditures for research, development and testing amounted to approximately $54 million in 2001. Torrington’s expenditures for research, development and testing amounted to approximately $26 million in 2001. Our research program is committed to the development of new and improved bearing and steel products, as well as more efficient manufacturing processes and techniques and the expansion of applications of existing products.

Trade Law Enforcement

      In the second quarter of 2000, the ITC voted to revoke the bearing industry’s anti-dumping orders on imports of tapered roller bearings from Japan, Romania and Hungary. The ITC determined that revocation of the anti-dumping duty orders on tapered roller bearings from those countries was not likely to lead to continuation or recurrence of material injury to the domestic industry within a reasonably foreseeable time. The ITC upheld the anti-dumping duty order against China. We have filed an appeal of the ITC’s decision regarding Japan, which is still pending.

      In June 2001, President Bush directed the ITC to initiate an investigation on steel imports under Section 201 of the U.S. Trade Act, urging multilateral negotiations to reduce global excess steel capacity and calling for multilateral negotiations to address market-distorting factors in the world steel trade. In late October 2001, the ITC voted and affirmed that injury had been caused by surges of low priced imports of hot-rolled and cold-finished steel bars. Hot-rolled bars are a major product line for the company’s steel business, which also manufactures some cold-finished bar products. On March 5, 2002, President Bush signed a proclamation imposing tariffs on hot-rolled and cold-finished steel bar imports. The relief granted with respect to these product categories was to establish three years of tariffs at 30%, 24% and 18%. The ITC vote on the presence of injury with respect to tool steels was 3-3, and as a consequence, no relief was granted with respect to tool steels, which is a major product line for our Latrobe Steel subsidiary in Latrobe, Pennsylvania. Steel made in Mexico, Canada and developing nations is generally exempt from the tariffs announced.

      While the President’s decision to implement a Section 201 remedy is not appealable to U.S. courts, foreign governments may appeal, and some have appealed, to the World Trade Organization, or WTO. The European Union, Japan and other countries are currently prosecuting these appeals. These dispute settlement proceedings at the WTO and further appeals to the Appellate Body of the WTO generally take 15 to 24 months. Moreover, a number of affected countries have imposed or threatened to impose various retaliatory tariffs on U.S. steel or other products or have sought various product exemptions from the imposition of the tariffs.

Continued Dumping and Subsidy Offset Act

      We received payments of $31.0 million in December 2001 and approximately $54.0 million in December 2002 from the U.S. Treasury Department under the CDO. These payments related to our industrial and automotive bearings segments and resulted from the requirement in the CDO that dumping duties collected by the U.S. Customs Service be distributed to qualifying domestic producers who supported the original trade case. In September 2002, the WTO ruled that such payments violate international trade rules. The U.S. Trade Representative appealed this ruling; however, the WTO upheld the ruling on January 16, 2003. We may not receive payments under the CDO in 2003 and future years and we cannot predict the amount of any such payments we may receive.

      Torrington received a payment of approximately $62.0 million under the CDO in 2001 and approximately $72.1 million in 2002. Ingersoll-Rand will retain 100% of all such payments received in 2002. Under the purchase agreement, we will be obligated to pay to Ingersoll-Rand 80% of any payments Torrington receives under the CDO in 2003 and 2004.

MANAGEMENT

Directors and Executive Officers

      We presently have 12 directors. Our Board of Directors is divided into three classes, with four directors in each class, under the terms of our bylaws. The following table sets forth as of December 23, 2002 the names and ages of our executive officers and directors, as well as the positions and offices held by those persons.

Name	Age	Position

W. R. Timken, Jr.	64	Chairman — Board of Directors and Director
James W. Griffith	48	President, Chief Executive Officer and Director
Ward J. Timken	60	Vice President and Director
Ward J. Timken, Jr.	35	Corporate Vice President — Office of the Chairman and Director
Bill J. Bowling	61	Executive Vice President, Chief Operating Officer and President — Steel
Glenn A. Eisenberg	41	Executive Vice President — Finance and Administration
Curt J. Andersson	41	Senior Vice President — e-Business and Lean Six Sigma
Michael C. Arnold	46	President — Industrial
Sallie B. Bailey	43	Corporate Controller
William R. Burkhart	37	Senior Vice President and General Counsel
Donna J. Demerling	52	President — Aerospace and Super Precision
Jon T. Elsasser	50	Senior Vice President — Corporate Development
Karl P. Kimmerling	45	President — Automotive
Roger W. Lindsay	46	Senior Vice President — Human Resources and Organizational Advancement
Salvatore J. Miraglia, Jr.	52	Senior Vice President — Technology
Hans J. Sack	48	President — Specialty Steel
Mark J. Samolczyk	47	President — Precision Steel Components
Scott A. Scherff	48	Corporate Secretary and Assistant General Counsel
Stanley C. Gault	76	Director
John A. Luke, Jr.	54	Director
Robert W. Mahoney	66	Director
Jay A. Precourt	65	Director
John M. Timken, Jr.	51	Director
Joseph F. Toot, Jr.	67	Director
Martin D. Walker	70	Director
Jacqueline F. Woods	55	Director

      W. R. Timken, Jr. has been a director of the company since 1965 and the Chairman of the Board of Directors since 1975. From 1997 to 1999, he was also President and, through July 30, 2002, Chief Executive Officer of the company. He has been with the company since 1958. Mr. Timken also serves as a director of Diebold, Incorporated and is a member of the U.S.-Japan Business Council, the Council on Competitiveness, the Executive Committee of the Ohio Business Roundtable and the Professional Football Hall of Fame board of trustees. He is also a trustee of the Manufacturing Institute and past chairman of the National Association of Manufacturers. Mr. Timken is a Chevalier in the French Legion of Honor.

      James W. Griffith has been our Chief Executive Officer since July 30, 2002 and our President since 1999 and has served as a director since 1999. From 1999 to 2002, Mr. Griffith also served as our Chief Operating Officer. From 1996 to 1999, Mr. Griffith ran our automotive segment in North America and had regional responsibility for the company’s businesses in Asia and Latin America. Mr. Griffith is also a member of the board of trustees of the United Way of Central Stark County, a member of the executive committee and board of trustees of the Manufacturers Alliance/ MAPI and a member of the board of directors of Goodrich Corporation. Prior to his joining the company, Mr. Griffith held engineering and management positions at Homestake Mining Company, Bunker Hill Company and Martin Marietta.

      Ward J. Timken has been our Vice President of the company since 1992 and has served as a director since 1971. Prior to that, he served as Director — Human Resource Development from 1985 to 1992 and has held various other positions with us. Mr. Timken is President of the Timken Foundation, a private foundation that makes gifts to civic, educational and charitable organizations; a trustee of the Education Enhancement Partnership, Vice President of the Henry & Louise Timken Foundation; and a member of the Board of Trustees of the South Street Seaport Museum, the Advisory Board of EAA Aviation Foundation, Inc., the Greater Canton Chamber of Commerce and the United Way of Central Stark County.

      Ward J. Timken, Jr. has been our Corporate Vice President — Office of the Chairman since 2000. From 1998 to 2000, he was Vice President — Latin America, and from 1996 to 1998 he was Market Manager — Original Equipment Distribution — Europe, Africa and West Asia. Mr. Timken is a member of the Board of Directors of the U.S. — China Business Council, the board of directors of Firestone Country Club and the Board of Trustees of the Henry & Louise Timken Foundation and the Timken Foundation.

      Bill J. Bowling has been Executive Vice President of the company and Chief Operating Officer and President – Steel since 1997. Prior to that, he was the Executive Vice President of the company and President — Steel. Mr. Bowling is also a member of the Association of Iron and Steel Engineers and the International Iron and Steel Institute and is on the board of directors of the American Iron and Steel Institute.

      Glenn A. Eisenberg has been our Executive Vice President — Finance and Administration since 2002. Prior to that, he served as President and Chief Operating Officer of United Dominion Industries (UDI) from 1999 until its acquisition by SPX Corporation in 2001. From 1998 to 1999, Mr. Eisenberg was also the President — Test Instrumentation Segment, the Executive Vice President and Chief Financial Officer and, from 1996 to 1998, the Executive Vice President and Chief Financial Officer of UDI. Before joining UDI, Mr. Eisenberg was employed at The Citizens and Southern Corporations, an Atlanta-based commercial and investment bank that is now part of Bank of America. Mr. Eisenberg is a board member of the University of North Carolina Charlotte Belk School of Business Administration and a member of the Manufacturers’ Alliance Presidents Council. Mr. Eisenberg is also a member of the Board of Directors of Family Dollar Stores, Inc.

      Curt J. Andersson has been our Senior Vice President — e-Business and Lean Six Sigma since 2001 and Senior Vice President — e-Business from 2000, when he joined the company, until 2001. Prior to that he was with General Electric as their general manager of global sourcing, Mexico Sourcing and Aviation Information Services and asset management from 1994 to 2000. He also served as a marketing representative for IBM Corp. in Chicago, a management consultant for McKinsey and Company Inc. in Pittsburgh and a Principal for A.T. Kearney Inc. in Pittsburgh and New York City.

      Michael C. Arnold has been with the company since 1979 and has been our President — Industrial since 2000. Prior to that he served as our Director — Bearings — Business Process Advancement and Vice President — Bearings — Business Advancement from 1997 to 2000 and as our Director — Manufacturing and Technology – Europe, Africa and West Asia from 1995 to 1997.

      Sallie B. Bailey has been our Corporate Controller since 2001. Prior to that, she was our Director of Finance and Treasurer from 1999 to 2000 and our Treasurer from 2000 to 2001. From 1996 to 1999 she was our Director — Finance. Before joining us, Ms. Bailey worked in various positions at Tenneco Inc. in Houston where she last served as Assistant Treasurer. Prior to that, she was employed by Deloitte & Touche in Chicago. Ms. Bailey is a member of the Manufacturer’s Alliance Financial Council and is the Treasurer of the Canton Cultural Center for the Arts and chairs its Finance Committee.

      William R. Burkhart has been our Senior Vice President and General Counsel since 2000. Prior to that, he served as Director — Affiliations and Acquisitions in our Law Center from 1998 to 2000 and as legal counsel for our Europe, Africa and West Asia Bearing Business Group in Colmar, France from 1997 to 1998. Mr. Burkhart also serves on the Board of Directors of the Ohio Chamber of Commerce.

      Donna J. Demerling has been with the company since 1972 and has been President — Aerospace and Super Precision since 2000. Prior to that, she served as President — Timken Aerospace and Super Precision Bearings from 1997 to 2000 and as General Manager of our Bucyrus Operations in Bucyrus from 1993 to 1997. Ms. Demerling held various other positions with the company prior to 1993.

      Jon T. Elsasser has been with the company since 1978 and has been our Senior Vice President — Corporate Development since 1999. From 1998 to 1999, he served as Group Vice President — Bearings — Rail, Europe, Africa and West Asia and, from 1996 to 1998, as Vice President — Bearings of Europe, Africa and West Asia.

      Karl P. Kimmerling has been with the company since 1979 and has been our President — Automotive since 1999. Prior to that, he served as Group Vice President — Alloy Steel from 1998 to 1999, and Vice President of Manufacturing — Steel from 1996 to 1998.

      Roger W. Lindsay has been with the company since 1990 and has been Senior Vice President — Human Resources and Organizational Advancement since 2002. Prior to that, he served as Vice President — Human Resources and Organizational Advancement from 1999 to 2002, Managing Director — Central Europe and Eastern Europe, based in Romania, from 1997 to 1999, Deputy Managing Director — Central Europe from 1996 to 1997 and various other positions with us prior to that. Before joining the company, Mr. Lindsay held various human resources positions for Ford Motor Company and Dow Chemical.

      Salvatore J. Miraglia, Jr. has been with the company since 1972 and has been our Senior Vice President — Technology since 1999. Prior to that, he served as Group Vice President — Bearings — North American Industrial and Super Precision between 1998 and 1999 and as Vice President — Bearings — North American Industrial and Super Precision prior to that time.

      Hans J. Sack has been our President — Specialty Steel since 2000. Prior to that, he served , from 1998 to 2000, as Group Vice President — Specialty Steel and President — Timken Latrobe Steel and, from 1996 to 1998, as President — Latrobe Steel Company. Before joining us, Mr. Sack was general manager of the Coolant Systems Division of Mannesmann — Demag — Sack GmbH in Düsseldorf, West Germany. Mr. Sack is also a member of the Board of Directors of Specialty Steel Industry of North America, Latrobe Chamber of Commerce and the University of Pittsburgh/ Greensburg Advisory Board.

      Mark J. Samolczyk has been President – Precision Steel Components since 2000. Prior to that he served as Vice President and General Manager — Precision Steel Components from 1998 to 2000, Vice President — Sales and Marketing — Industrial — Original Equipment from 1995 to 1998 and other various positions with us prior to that. Mr. Samolczyk is past chairman of Junior Achievement of Stark County, is also a member of the Manufacturers’ Alliance for Productivity and Innovation and the Society of Automotive Engineers and is a trustee at the Marketing Science Institute.

      Scott A. Scherff has been our Corporate Secretary and Assistant General Counsel since 2000. From 1999 to 2000, he was our Corporate Secretary, and from 1993 to 1999, he was our Director — Legal Services and Assistant Secretary. Mr. Scherff has been with the company since 1979.

      Stanley C. Gault has been a director since 1988. From November 1999 to September 2001, he served as the non-executive Chairman of the Board of Avon Products. From 1991 to 1996, Mr. Gault was Chairman of the Board of The Goodyear Tire and Rubber Company. He also serves as a director of Avon Products, Inc. and Wal-Mart Stores, Inc.

      John A. Luke, Jr. has been a director since 1999. Mr. Luke is the President and Chief Executive Officer of MeadWestvaco Corporation. Prior to that, he was the Chairman, President and Chief Executive Officer of Westvaco Corporation. Mr. Luke also serves as a director for The Bank of New York and MeadWestvaco Corporation.

      Robert W. Mahoney has been a director since 1992. From 1988 to 2000, he served as Chairman of the Board of Diebold, Incorporated and was its Chief Executive Officer from 1988 to 1999 and its President from 1993 to 1996. Mr. Mahoney also serves as a director of The Sherwin-Williams Company and is Deputy Chairman of the Federal Reserve Bank of Cleveland.

      Jay A. Precourt has been a director since 1996. Mr. Precourt is the Chairman of the Board and Chief Executive Officer of ScissorTail Energy, LLC. Prior to that, he was Chairman of the Board and Chief Executive Officer of Hermes Consolidated Inc.; Vice Chairman, Chief Executive Officer and President of Tejas Gas; and Chairman of the Board of Coral Energy L.P. Mr. Precourt also serves as a director of Halliburton Company and Chairman of the Board of both Hermes Consolidated Inc. and Founders Funds, Inc.

      John M. Timken, Jr. has been a director since 1986. Mr. Timken, Jr. is a private investor.

      Joseph F. Toot, Jr. has been a director since 1968. Mr. Toot was also President of the company from 1979 to 1997 and Chief Executive Officer from 1992 to 1997. He also serves as a director of PSA Peugeot Citroen, Rockwell Automation, Inc. and Rockwell Collins, Inc.

      Martin D. Walker has been a director since 1995. Mr. Walker is Principal of MORWAL Investments, a private investment firm. Prior to that, he was Chairman and Chief Executive Officer of M.A. Hanna Company. Mr. Walker also serves as a director of ArvinMeritor Inc, Comerica Inc., The Goodyear Tire & Rubber Company, Lexmark International Inc. and Textron Inc.

      Jacqueline F. Woods has been a director since 2000. Previously she was President of Ameritech Ohio, a telecommunications company. Ms. Woods also serves as a director of The Andersons, Inc.

DESCRIPTION OF THE TORRINGTON PURCHASE AGREEMENT

AND RELATED AGREEMENTS

Stock and Asset Purchase Agreement

The Torrington Acquisition

      On October 16, 2002, we entered into a stock and asset purchase agreement with Ingersoll-Rand to acquire its Engineered Solutions business, including certain of its joint venture interests, operating assets and subsidiaries, including The Torrington Company. We will pay Ingersoll-Rand cash and stock valued at $840 million for this acquisition, subject to adjustment.

Consideration Payable By Us

      At the closing of the Torrington acquisition, we will pay Ingersoll-Rand total consideration of approximately $840 million, consisting of (1) approximately $140 million worth of our shares of common stock and (2) $700 million in cash, subject to adjustment, to be financed by this offering, the concurrent notes offering (or additional borrowings under the term loan component of our new senior credit facility) and borrowings under our new senior credit facility.

      The purchase price payable by us in the Torrington acquisition is subject to potential upward or downward adjustment after the closing based on the net amount, if any, by which (1) the net working capital of Torrington on the closing date has varied from the net working capital of Torrington on December 31, 2001, and (2) scheduled debt obligations of Torrington on the closing date of the Torrington acquisition are greater or less than cash held by Torrington. The net working capital of Torrington on December 31, 2001 was approximately $286.3 million, and the scheduled debt obligations of Torrington on the date of the purchase agreement were approximately $10.7 million.

      Net working capital on the closing date is to be calculated by subtracting the current liabilities of Torrington on the closing date from the current assets (excluding cash and net debt) of Torrington on the closing date. On the date of the purchase agreement, (1) current liabilities of Torrington consisted of accounts payable and accruals of Torrington, but excluded liabilities for retirement plans, accruals for supplemental compensation, workers compensation, severance and redundancy costs, restructuring, interest, and insurance, and reserves for incurred by not reported claims, CDO payments, product liability, and environmental claims, and (2) current assets of Torrington consisted of accounts receivable, inventories, prepaid expenses, a securitized accounts receivable, a LIFO reserve, and an intercompany and forward contract, but excluded prepaid taxes and a certain royalty payment to Ingersoll-Rand. We and Ingersoll-Rand have agreed to calculate the closing date net working capital of Torrington in accordance with GAAP and on a basis consistent with the way it was calculated on December 31, 2001.

      For purposes of the net working capital adjustment, if Torrington’s closing date net working capital is less than its net working capital was on December 31, 2001, Ingersoll-Rand will pay an amount in cash equal to the amount of the deficiency; however, if Torrington’s closing date net working capital is more than its net working capital was on December 31, 2001, we will pay an amount in cash equal to the amount of the excess.

      For purposes of the net debt adjustment, if the amount of cash held by Torrington on the closing date exceeds the scheduled debt obligations of Torrington on the closing date, we will pay Ingersoll-Rand an amount in cash equal to the amount of the excess; however, if the amount of cash held by Torrington on the closing date is less than the scheduled debt obligations of Torrington on the closing date, Ingersoll-Rand will pay us an amount in cash equal to the amount of the deficiency.

      Under the purchase agreement, any and all amounts payable by us or Ingersoll-Rand, as the case may be, are to be netted against all amounts payable by the other party.

Closing Conditions

      Both our and Ingersoll-Rand’s obligation to consummate the Torrington acquisition is subject to a number of terms and conditions, including the following material conditions:

•	the representations and warranties of the other party set forth in the purchase agreement being true and correct in all material respects, except for changes permitted or contemplated by the purchase agreement;

•	both Ingersoll-Rand and us having performed and complied in all material respects with all agreements and obligations required by the purchase agreement to be performed by or complied with by Ingersoll-Rand or us on or prior to the closing date;

•	the required governmental approvals, as set forth in the purchase agreement, having been obtained, including all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act, which we refer to as the Hart-Scott-Rodino Act, with respect to the Torrington acquisition having expired or been terminated;

•	on the closing date, there not being any pending or threatened proceeding brought by a governmental agency before any court or governmental agency seeking to prohibit or restrain the Torrington acquisition;

•	on the closing date, our having completed this offering of 11 million shares at a minimum offering price of $14.75 per share;

•	our having obtained debt financing in connection with the transaction; and

•	the relevant stock sellers, as set forth in the purchase agreement, having accepted our offer to purchase Ingersoll-Rand’s shares of Nadella S.A. and Torrington France S.A.R.L.

Indemnification

      Ingersoll-Rand and the other sellers named in the purchase agreement have has agreed to indemnify us for certain losses and for the time periods described in the purchase agreement. In order to be indemnified, we must have asserted all claims against, or at least provided notice to, Ingersoll-Rand, before the end of that claim’s survival period, as described in the purchase agreement. Unless otherwise specified, all covenants and obligations contained in the purchase agreement to be performed following the closing of the Torrington acquisition, survive after the closing until the end of their period of applicable performance. Specifically, the Sellers have agreed to indemnify us for any claim, loss, liability, damage or certain costs (other than claims, losses, liabilities, damages and certain costs relating to certain tax matters, which are the subject of a separate tax indemnity described below) arising principally out of the following matters:

•	any breach of any representation or warranty by the Sellers set forth in the purchase agreement, determined in certain cases, with certain exceptions, without regard to qualification with respect to materiality or material adverse effect, the survival period for which is three years from the closing date (except for the representations and warranties relating to: (1) tax matters, the survival period for which is the applicable statute of limitations; (2) environmental matters, with certain exceptions, the survival period for which is up to the Closing Date; (3) the power, authority and due authorization of Ingersoll-Rand and its subsidiaries with respect to their execution, delivery and performance of the purchase agreement, the survival period for which will continue indefinitely; and (4) the Sellers’ ownership of the capital stock of the Torrington entities and joint venture interests and their ability to convey such stock and joint venture interests free of encumbrances (except as permitted), the survival period for which will also continue indefinitely);

•	any breach by any Seller of any covenant, obligation or agreement under the purchase agreement;

•	specific environmental liabilities identified by the Sellers in the purchase agreement or, if not identified, otherwise known by the Sellers as of closing;

•	hazardous material releases or environmental law violations unknown to the Sellers that exist as of, or occurred or existed prior to, the closing, for which losses will be shared 70% by the Sellers and 30% by Timken, subject to a $10,000,000 liability cap for Timken and a survival period of eight years following the closing, except that the following are not subject to such loss-sharing or liability cap:

▪	disposal of materials from the Torrington entities as of or prior to closing at locations not owned or operated by the Torrington entities as of closing;

▪	third party (other than a Governmental Authority) claims for personal injury, death or property damage caused by exposure to hazardous materials released by the Torrington entities as of or prior to closing;

▪	hazardous material releases or environmental law violations at or resulting from operations of any property owned or operated by the Torrington entities at any time prior to, but not at or after, the closing date of the Torrington acquisition (survives without limitation);

•	third party claims for personal injury, death or property damage arising out of the sale of products by a Torrington entity or as part of the Torrington business (including discontinued operations) prior to the closing date of the Torrington acquisition;

•	proceedings based on contractual or legally mandated warranty claims with respect to products of the Torrington business sold before the closing, which we refer to for purposes of this description as product warranty claims;

•	any liabilities arising out of any pending or threatened proceedings before any governmental authority known to Ingersoll-Rand;

•	the failure of Ingersoll-Rand to pay or satisfy any liabilities with respect to Torrington that will be retained by Ingersoll-Rand following the closing pursuant to the terms of the purchase agreement; and

•	any required repayment of amounts received by a Seller prior to the closing or by The Torrington Company after the closing, under the CDO.

      We have agreed to indemnify the Sellers in the manner and for the time periods described in the purchase agreement. Specifically, we have agreed to indemnify the Sellers for any claims, loss, liability, damage and certain costs (other than claims, losses, liabilities, damages or certain costs relating to certain tax matters, which are the subject of a separate tax indemnity described below) arising out of:

•	any breach of any of representations or warranties of the buyers set forth in the purchase agreement, the survival period for which is three years from the closing date (except for the representations and warranties relating: (1) tax matters, the survival period for which is the applicable status of limitations; (2) the buyers’ power, authority and due authorization with respect to our execution, delivery and performance of the purchase agreement; (3) our ability to convey at the closing to Ingersoll-Rand the shares of Timken common stock constituting the share consideration to be delivered to Ingersoll-Rand, free of encumbrances; and (4) our ownership of the stock of our subsidiaries, the indemnification period for each of which will continue indefinitely);

•	any breach by the buyers any of the buyers’ covenants, obligations or agreements under the purchase agreement;

•	the possession, use, operation or management of any property of Torrington as of and after the closing (except to the extent we are entitled to indemnification from Ingersoll-Rand), the indemnification period for which is the applicable statute of limitations; and

•	our failure to pay or satisfy certain specific enumerated liabilities with respect to Torrington that will be assumed by us at the closing.

      In general, neither our nor Ingersoll-Rand’s indemnification obligations are financially limited. With respect to breaches of representations and warranties and product warranty claims, however, both our and Ingersoll-Rand’s right to recover is subject to a general and per-claim deductible and a cap. Neither party will be entitled to any recovery for claims, losses, liabilities, damages or expenses arising out of or related to breaches of representations and warranties unless the total amount of indemnifiable claims, losses, liabilities, damages or expenses exceeds $12.0 million (or $2.5 million in the case of product warranty claims brought against us), which we refer to as the deductible amount, and then will only be entitled to indemnification for losses exceeding that amount. Only individual claims above $50,000 will be taken into account in computing the deductible amount. Neither party is obligated to pay more than an aggregate of $400 million as a result of claims of this type.

      The indemnity limitations described above do not apply to losses based on fraud by an indemnifying party, or losses arising out of or related to breaches of representations and warranties relating to (1) the power, authority and due authorization of such party and its subsidiaries with respect to their execution, delivery and performance of the purchase agreement, (2) brokers or other fees, or (3) the sellers’ ownership of the capital stock of the Torrington entities and joint venture interests and the sellers’ ability to convey such stock free of encumbrances. In addition, the foregoing limitations do not apply to the separate tax indemnity described below.

Tax Indemnification

      The purchase agreement also provides that Ingersoll-Rand will indemnify us with respect to any breach of representations and warranties relating to tax matters, certain pre-closing and post-closing tax liabilities relating to Torrington and taxes with respect to our receipt of amounts payable to Ingersoll-Rand under the CDO.

Employee Benefits Matters

      Under the terms of the purchase agreement, we have agreed that, for all employees:

•	we will provide a total benefit package substantially comparable in the aggregate to current Ingersoll-Rand benefits until December 31, 2003;

•	we will give credit, among other things, for past service for participation and vesting;

•	we will assume applicable collective bargaining agreements;

•	Ingersoll-Rand will retain liability for bonuses payable pursuant to agreements, plans or programs adopted or established in connection with the transaction; and

•	Ingersoll-Rand will retain liability for monetary awards or settlements relating to pre-closing employment-related legal proceedings.

      For U.S. employees, we have agreed that:

•	Ingersoll-Rand will retain all liabilities under employee benefit plans, pension assets and obligations, all post-employment benefit obligations, and all other liabilities for inactive, former and retired employees; and

•	we will assume post-employment and post-retirement welfare benefit obligations for active employees and their spouses and dependents, subject to our right to amend or terminate those benefits after December 31, 2003.

      For non-U.S. employees, we have agreed that:

•	in jurisdictions where we are acquiring stock of the acquired business, we will generally assume all employee benefit plan responsibilities for all employees and former employees; and

•	in jurisdictions where we are acquiring assets of the acquired business, Ingersoll-Rand will generally retain pre-closing employment obligations and we will be responsible for the post-closing period.

Termination

      The purchase agreement may be terminated:

•	by mutual written consent of Ingersoll-Rand and Timken;

•	by us or Ingersoll-Rand if the closing does not occur on or before June 30, 2003, unless the failure to close is due to the failure of the party wishing to terminate to comply in all material respects with its agreements and covenants;

•	by us or Ingersoll-Rand if any of the conditions to such party’s obligations to perform becomes incapable of fulfillment, provided that we may not terminate the purchase agreement for failure to obtain financing under our new senior credit facility;

•	by us or Ingersoll-Rand if the other party breaches or fails to perform in any material respect its representations, warranties or covenants;

•	by us or Ingersoll-Rand if there is a final and nonappealable governmental order or other action restraining, enjoining or otherwise prohibiting the transaction;

•	by us or Ingersoll-Rand if we are unable to complete this offering; or

•	by us or Ingersoll-Rand if we have not completed this offering within 90 days after receipt of certain regulatory approvals of the Torrington acquisition and the registration statement of which this prospectus supplement is a part having been declared effective.

Non-Competition

      Ingersoll-Rand has agreed not to compete with us for a period of three years after the closing and has agreed not to hire any employees of Torrington for a period of one year after the closing, subject to customary exceptions.

Fees and Expenses

      The purchase agreement provides that we and Ingersoll-Rand will each pay our own expenses relating to the purchase agreement and will each bear the fees and expenses of any broker or finder retained by it in connection with the transactions contemplated by the purchase agreement and the related agreements.

Transition Services Agreement

      Under the terms of the purchase agreement, Ingersoll-Rand has agreed to provide certain services to us under a transition services agreement to be entered into at the time of the closing of the Torrington acquisition. The transition services agreement is designed to permit us to continue to use the services historically provided by Ingersoll-Rand to its Engineered Solutions business segment.

      For up to nine months following the closing of the Torrington acquisition, Ingersoll-Rand will agree to provide us with the services described in the transition services agreement. The applicable fee for each service will be as follows:

•	during the period from the closing date until the second month anniversary of the closing date, 50% of the specified fee for each service as set forth in the transition services agreement;

•	during the period from the second month anniversary of the closing date until the fourth month anniversary of the closing date, 100% of the specified fee for each service as set forth in the transition services agreement; and

•	at all times after the fourth month anniversary of the closing date, 150% of the specified fee for each service as set forth in the transition services agreement.

      Any taxes required to be charged by Ingersoll-Rand for each service under applicable laws will be in addition to the fees described above. Ingersoll-Rand will render statements to us each month for services delivered during each preceding month and all amounts will be payable by us within 30 days thereof. If we do not pay any amounts due within each 30-day period, we will be subject to late charges at a rate of 10% per annum for each day that such amount is overdue.

      The transition services agreement will have a term of nine months from the closing date; however, we will have the right to cancel any service upon 30 days’ written notice of cancellation. Ingersoll-Rand will also have the right to cease to provide any service to us upon 90 days’ written notice if Ingersoll-Rand ceases to provide such service to all of its subsidiaries, divisions and business units. Additionally, if either we or Ingersoll-Rand materially breach any of our respective obligations under the transition services agreement and such breach is not cured within 30 days of receipt of notice from the non-breaching party, then the non-breaching party may immediately terminate the transition services agreement.

Standstill and Voting Agreement

      Under the terms of the purchase agreement, Ingersoll-Rand has agreed to enter into a standstill and voting agreement with us at the time of the closing of the Torrington acquisition. The standstill and voting agreement will set forth the terms and conditions under which Ingersoll-Rand and its affiliates may acquire, vote, transfer or dispose of our securities, including approximately $140 million of our common stock to be issued to Ingersoll-Rand in connection with the Torrington acquisition.

      Under the standstill and voting agreement, Ingersoll-Rand will agree not to transfer its shares of our common stock for a period of six months following the closing, which we refer to as the lock-up period, with limited and customary exceptions. In particular, Ingersoll-Rand will be allowed to transfer its shares of our common stock (1) to its affiliates who agree to be bound by the standstill and voting agreement, (2) in connection with the granting of a security interest, (3) in accordance with the registration rights agreement described below, or (4) in connection with a merger or consolidation approved by our stockholders.

      The restrictions on transfers contained in the standstill and voting agreement do not apply to transfers that may occur in the context of a bona fide third party tender offer or exchange offer, if the tender offer or exchange offer (1) is recommended or not recommended against by our board of directors, (2) is approved by our stockholders under Ohio takeover law, or (3) is a partial tender offer meeting certain conditions in which Ingersoll-Rand could be disadvantaged by not participating. Additionally, until Ingersoll-Rand holds less than 5% of our outstanding shares of common stock, Ingersoll-Rand will be prohibited from transferring its shares of our common stock to any third party which would, to the knowledge of Ingersoll-Rand, subsequently hold 5% or more of our common stock as a result as this transfer, unless this transferee agrees to be bound by the standstill and voting agreement.

      Ingersoll-Rand will also be prohibited from acquiring additional shares of our common stock, with certain limited and customary exceptions; proposing a merger or other business combination with us; depositing its shares in a voting trust; joining a group or acting in concert with others to acquire our common stock; engaging in discussions or negotiations with respect to, or encouraging a change of our control; or seeking to influence our management or affairs. These standstill restrictions will be in effect for a period ending three years after the date when Ingersoll-Rand ceases to hold 5% of our outstanding shares of common stock.

      In addition, until Ingersoll-Rand holds less than 5% of our outstanding shares of common stock, Ingersoll-Rand will be required to vote its shares of our common stock in proportion to the votes cast by all other holders of our shares. Ingersoll-Rand, however, may vote in accordance with the recommendation of our board or may vote independently in (1) going private transactions, (2) certain transactions involving management or the Timken family and (3) any transaction that uniquely discriminates against Ingersoll-Rand. In addition, Ingersoll-Rand may not solicit proxies or seek to influence the voting of our shares during the lock-up period.

Registration Rights Agreement

      Under the terms of the purchase agreement, we have also agreed to enter into a registration rights agreement with Ingersoll-Rand with respect to the shares of common stock we will issue to it as part of the consideration for the Torrington acquisition. The registration rights agreement will obligate us to file, as soon as practicable after the closing of the acquisition, a shelf registration statement with the SEC allowing

Ingersoll-Rand to resell its shares of our common stock in registered resales in compliance with SEC rules including up to two underwriting offerings. Subject to certain conditions, we have retained the right to suspend Ingersoll-Rand’s ability to use the shelf registration statement for two periods, each up to 45 days, in any 365-day period. We and Ingersoll-Rand will also agree, if so requested by the underwriters, not to effect any public sale or distribution of our common stock, or similar securities, during the 15 days prior to, and up to 90 days after, any underwritten offering under the shelf registration statement.

      Ingersoll-Rand will also be entitled to include its shares of our common stock in any other registration statement that we may file with the SEC, both during and after the lock-up period described above. During the lock-up period, the securities we propose to sell will be included in any such registration statement prior to those held by Ingersoll-Rand, if the underwriters for an offering determine that demand is insufficient to include all of the shares requested to be included by Ingersoll-Rand. After the expiration of the lock-up period, the securities to be included in any underwritten offering will be allocated pro rata among us and Ingersoll-Rand. We and Ingersoll-Rand will also agree, if so requested by the underwriters in any such offering, not to effect any public sale or distribution of our common stock, or similar securities, during the 15 days prior to, and up to 90 days after, any underwritten offering under any such other registration statement.

DESCRIPTION OF CERTAIN INDEBTEDNESS

New Senior Credit Facility

      The following is a summary of our new senior credit facility. The summary is qualified in its entirety by reference to the senior credit facility and the attachments thereto and all documents to be entered into in connection with the senior credit facility, which will be available from us upon request. You are encouraged to read all these documents.

      In connection with the Torrington acquisition, we have entered into a new $875 million senior credit facility, comprised of a term loan facility of up to $375 million and a revolving credit facility of up to $500 million with a syndicate of financial institutions for which Bank of America, N.A. and KeyBank act as co-administrative agents, KeyBank acts as paying agent, and Banc of America Securities LLC and KeyBank act as joint lead arrangers and joint book managers. Merrill Lynch & Co., Merrill, Lynch, Pierce, Fenner & Smith Incorporated acts as syndication agent, and Morgan Stanley Bank acts as documentation agent. The new senior credit facility will replace our existing senior credit facility. It is a condition precedent to our new senior credit facility that we use a portion of the proceeds of the new senior credit facility to repay all amounts outstanding under our existing credit facility and that our existing credit facility be terminated. We do not expect to borrow under the term loan portion of the new facility unless we are unable to consummate the concurrent notes offering on or prior to the closing of the Torrington acquisition.

      Our new senior credit facility provides for borrowings in foreign currencies up to $100 million and the issuance of letters of credit up to $150 million, each of which are sublimits of the revolving credit facility. Borrowings under the term loan facility are due one year from the date of funding. The revolving credit facility expires five years from the initial funding date. All amounts outstanding under our new senior credit facility are guaranteed by all of our existing and future direct and indirect domestic subsidiaries.

      We expect to use the proceeds of our new senior credit facility to:

•	refinance existing indebtedness;

•	fund, in part, the Torrington acquisition; and

•	fund our working capital, capital expenditures and other lawful requirements.

     Conditions to Funding

      Initial drawings under the new senior credit facility are subject to a number of conditions precedent, including the following:

•	the termination of our existing senior credit facility upon the initial borrowings under our new senior credit facility;

•	the closing of the Torrington acquisition in accordance with the terms of the purchase agreement and satisfaction of all conditions to closing thereunder;

•	the receipt by the banks of certain financial information for us and Torrington;

•	the absence of a material adverse change since December 31, 2001 in the business, assets, liabilities (actual or contingent), operations, condition (financial or otherwise) or prospects of our company or Torrington;

•	the absence of any material litigation or other governmental proceeding;

•	the receipt of all necessary and material governmental, shareholder and third party consents;

•	compliance by us with certain minimum pro forma EBITDA requirements;

•	minimum availability under the new senior credit facility of $125 million; and

•	receipt by us of at least $162.25 million in gross proceeds from the issuance of common stock.

      All drawings under the new senior credit facility are subject to customary conditions precedent, including the absence of a default or event of default and the accuracy of representations and warranties.

      Although we have entered into our new senior credit facility, we are not permitted to draw down on this facility until the closing of the Torrington acquisition.

     Interest Rates

      Borrowings under our new senior credit facility bear interest, at our option, at either a floating rate equal to LIBOR plus a margin of 100 to 250 basis points, based on our long term corporate credit rating, as determined by S&P and our senior unsecured long term debt rating as determined by Moody’s, or an alternate fixed base rate, defined as the higher of the Keybank prime rate and the Federal Funds rate plus 50 basis points, plus a margin, also based on our long term corporate credit rating as determined by S&P and Moody’s, of 0 to 150 basis points.

     Mandatory Prepayments

      Subject to certain exceptions and limitations, our new senior credit facility obligates us to prepay the entirety of our borrowings under the facility with the net cash proceeds of any asset sale by us or any of our subsidiaries, and so long as borrowings or commitments under the term loan facility remain outstanding, the net cash proceeds from the issuance or incurrence of any debt. Any mandatory prepayments with the net cash proceeds from the issuance or incurrence of any debt will be applied solely to the term loan facility, and any mandatory prepayments with the net cash proceeds from any asset sale will be applied first, to the term loan facility, and second, to the revolving credit facility (with corresponding commitment reductions in the case of prepayment applied to the revolving credit facility until the commitments under the revolving credit facility are reduced to $350 million).

Covenants

      Our new senior credit facility will require that we meet and maintain certain financial ratios and tests. We will also be subject to certain affirmative and negative covenants customary for senior credit facilities of this type, including the limitations listed below.

      Liens. Neither we nor any of our subsidiaries will be permitted to create, incur, assume or suffer to exist any lien upon any of our property, assets or revenues, other than the following:

•	Liens existing on the closing date of the new credit facility and any renewals or extensions thereof;

•	Liens for taxes not yet due or which are being contested in good faith, if adequate reserves are maintained on the books of the applicable entity in accordance with GAAP;

•	Mechanics’, landlord’s or other like liens arising in the ordinary course of business which are not overdue for a period of more than 30 days or which are being contested in good faith, if adequate reserves are maintained on the books of the applicable entity;

•	Pledges or deposits in the ordinary course of business in connection with workers’ compensation and related legislation, other than any lien imposed by ERISA;

•	Deposits to secure performance incurred in the ordinary course of business;

•	Easements and other similar encumbrances affecting real property which, in the aggregate, are not substantial in amount, and which do not materially detract from the value of the property subject thereto or materially interfere with the ordinary conduct of the business of the applicable entity;

•	Liens securing judgments for the payment of money in excess of $35,000,000 or material non-monetary judgments that shall not have been paid, discharged, vacated or stayed for a period of 45 consecutive days, or securing appeal or other surety bonds related to such judgments;

•	Liens securing indebtedness in respect of capital leases, synthetic lease obligations and purchase money obligations for fixed capital assets that meet certain tests;

•	Liens on or transfers of accounts receivable and contracts, instruments and other assets related thereto arising in connection with the sale of such accounts receivable;

•	Liens securing indebtedness of an entity that becomes our subsidiary as a result of an investment permitted by the new credit facility, provided that such liens existed prior to such entity becoming our subsidiary, were not created in anticipation thereof and do not extend to any assets other than those of such subsidiary; and

•	Other liens securing indebtedness outstanding in an aggregate principal amount not to exceed $50,000,000.

      Investments. Neither we nor any of our subsidiaries will be permitted to make or hold any investments, except:

•	Investments held by us or our subsidiary in the form of cash equivalents;

•	Advances to our officers, directors and employees and our subsidiaries either outstanding on the closing date of the new credit facility or that are made in the ordinary course of business for ordinary business purposes;

•	Equity investments:

•	of ours in any guarantor and investments of any guarantor in our company or in another guarantor;

•	of a foreign subsidiary in any other subsidiary; and

•	of ours or any guarantor in our receivables subsidiary and investments of our receivables subsidiary in our company or any guarantor, in each case, to the extent such investments pursuant to this clause are limited solely to the receivables subsidiary’s acquisition of receivables and related assets in connection with the receivables facility and for activities incidental to such acquisitions and the receivables subsidiary’s status as a special purpose vehicle;

•	Extensions of credit arising from the grant of trade credit in the ordinary course of business, and investments received in satisfaction or partial satisfaction thereof to the extent reasonably necessary in order to prevent or limit loss;

•	Other guarantees of indebtedness permitted by the new credit facility;

•	Investments existing on the closing date of the credit facility;

•	Our investments or those of our subsidiary in swap contracts designed to hedge against fluctuations in interest rates or foreign exchange rates or to mitigate any other risks associated with liabilities, commitments, investments, assets or property incurred in the ordinary course of business;

•	Intercompany debt permitted under the credit facility;

•	The purchase or other acquisition of all of the Equity Interests in, or all or substantially all of the property and assets of, any entity that, upon the consummation thereof, will be wholly owned directly by us or one or more of our wholly owned subsidiaries, subject to requirements established by the new credit facility;

•	Our investments and those of our subsidiaries not otherwise permitted under the new credit facility in foreign subsidiaries or joint ventures, in an amount not to exceed the Adjusted Foreign Subsidiaries/Joint Venture Basket at the time of such investment, so long as there is no event of default under the new credit facility and we and our subsidiaries are in compliance with all of the covenants set forth in the new credit facility; and

•	Other investments not exceeding $25,000,000 in the aggregate in any one of our fiscal years.

      Indebtedness. Neither we nor any of our subsidiaries will be permitted to create, incur, assume or suffer to exist any indebtedness, except:

•	In our case only:

•	Indebtedness in respect of swap contracts designed to hedge against fluctuations in interest rates or foreign exchange rates incurred in the ordinary course of business and consistent with prudent business practice;

•	Indebtedness evidenced by the notes we are offering concurrently with this offering;

•	Indebtedness owed to a wholly-owned subsidiary, which indebtedness shall be unsecured and subordinated on terms acceptable to the co-administrative agents under the new credit facility; or

•	Unsecured indebtedness owed to a entity other than a wholly-owned subsidiary;

•	In the case of the guarantors:

•	Indebtedness owed to us or a wholly-owned subsidiary, which indebtedness shall be unsecured and subordinated on terms acceptable to the co-administrative agents under the new credit facility; and

•	Unsecured indebtedness owed to an entity other than us or a wholly-owned subsidiary;

•	In our case and the case of our subsidiaries:

•	Indebtedness under the new credit facility;

•	Indebtedness outstanding on the closing date of the new credit facility and any refinancings, refundings, renewals or extensions thereof, subject to certain conditions;

•	Our guarantees or those of any guarantor (1) in respect of our indebtedness (other than intercompany indebtedness) or that of any other guarantor otherwise permitted under the new credit facility, and (2) in respect of indebtedness (other than intercompany indebtedness) otherwise permitted under the new credit facility if such foreign subsidiary was acquired in connection with the Torrington acquisition and to the extent such indebtedness meets certain conditions;

•	Our obligations (contingent or otherwise) or those of any subsidiary existing or arising under any swap contract, provided that such obligations are (or were) entered into by such entity in the ordinary course of business for the purpose of directly mitigating risks and not for purposes of speculation, and such swap contract does not contain any provision exonerating the non-defaulting party from its obligation to make payments on outstanding transactions to the defaulting party;

•	Indebtedness in respect of capital leases, synthetic lease obligations and purchase money obligations for fixed or capital assets within the limitations set forth in the new credit facility;

•	(1) Indebtedness incurred in connection with the sale of accounts receivable and related assets, so long as the amount of the facility relating thereto does not exceed $125,000,000 at any time, and (2) Indebtedness of the receivables subsidiary to us or any guarantor incurred in connection with the receivables facility for the purchase of accounts receivable and related assets;

•	Secured indebtedness in an amount not to exceed $50,000,000; and

•	Indebtedness of an entity that becomes a subsidiary of our company or any of our subsidiaries as the result of an investment permitted by the new credit facility, provided that such indebtedness existed at the time such entity became a subsidiary, and such indebtedness was not created in anticipation thereof; and

•	In the case of foreign subsidiaries:

•	Indebtedness owed to us or any of our subsidiaries that is otherwise permitted to be made under the new credit facility; and

•	Unsecured indebtedness in an amount not to exceed the Adjusted Foreign Subsidiaries/ Joint Venture Basket at the time of the incurrence of such indebtedness.

      Fundamental Changes. Neither we nor any of our subsidiaries will be permitted to merge, dissolve, liquidate, consolidate with or into another entity, or dispose of (whether in one transaction or in a series of transactions) all or substantially all of its assets (whether now owned or hereafter acquired) to or in favor of any entity, except that, so long as no default exists under the new credit facility or would result therefrom:

•	Any subsidiary may merge with (a) us, provided that we shall be the continuing or surviving entity, or (b) any one or more of our subsidiaries, provided that when any guarantor is merging with another subsidiary, the guarantor shall be the continuing or surviving entity or the continuing or surviving entity shall promptly thereafter become a guarantor;

•	Any subsidiary may dispose of all or substantially all of its assets to us or to another subsidiary; provided that if the transferor in such a transaction is a guarantor, then the transferee must either be our company or a guarantor or the transferee shall promptly thereafter become a guarantor; and

•	In connection with any acquisition permitted under the new credit facility, any of our subsidiaries may merge into or consolidate with any other entity or permit any other entity to merge into or consolidate with it, provided that the entity surviving such merger shall be our wholly owned subsidiary;

provided, however, that in each case, immediately after giving effect thereto, in the case of any such merger to which we are a party, we are the surviving corporation.

      Disposition. Neither we nor any of our subsidiaries will be permitted to make any disposition or enter into any agreement to make any disposition, except:

•	Dispositions of obsolete or worn out property in the ordinary course of business;

•	Dispositions of inventory in the ordinary course of business;

•	Dispositions of equipment or real property to the extent that (1) such property is exchanged for credit against the purchase price of similar replacement property, or (2) the proceeds of such disposition are reasonably promptly applied to the purchase price of such replacement property;

•	Dispositions of property by any subsidiary to us or to a wholly-owned subsidiary, provided that if the transferor of such property is a guarantor, the transferee thereof must either be us or a guarantor;

•	Dispositions by us and our subsidiaries not otherwise permitted under the new credit facility and dispositions by us and our subsidiaries not otherwise permitted of property acquired pursuant to the Torrington acquisition, provided that (1) no default exists under the credit facility or would result from such disposition, (2) we and our subsidiaries are in pro forma compliance with all of the covenants set forth in the new credit facility, and (3) until the term loan facility has been repaid in full, the purchase price for such asset to be paid to us or such subsidiary is at least 80% cash;

•	The limited recourse sale of accounts receivable and related assets in connection with the securitization of accounts receivable or similar rights to payment, upon terms and conditions that are customary, consistent with past practice and reasonably satisfactory to the co-administrative agents;

•	Dispositions of cash or cash equivalents for purposes not otherwise prohibited under the new credit facility;

•	The grant of any option or other right to purchase any asset in a transaction that would be permitted under the provisions of the new credit facility, so long as no default shall occur under the new credit facility and be continuing; and

•	Other dispositions permitted by the new credit facility.

      Restricted Payments. Neither we nor any of our subsidiaries will be permitted to declare or make, directly or indirectly, any Restricted Payment, or incur any obligation (contingent or otherwise) to do so, or, except with respect to us, issue or sell any Equity Interests to any entity other than us or a wholly owned domestic subsidiary or accept any capital contributions, except that:

•	each subsidiary may make Restricted Payments to us and to our wholly-owned subsidiaries;

•	we and each subsidiary may declare and make dividend payments or other distributions payable solely in the common stock or other common Equity Interests of such entity;

•	we and each subsidiary may purchase, redeem or otherwise acquire shares of our or its common stock or other common Equity Interests with the proceeds received from the substantially concurrent issue of new shares of our or its common stock or other common Equity Interests;

•	so long as no default under the new credit facility shall then exist or would result therefrom, we may:

•	declare or pay cash dividends to our stockholders;

•	purchase, redeem or otherwise acquire shares of our capital stock or warrants, rights or options to acquire any such shares for cash, in an aggregate amount for all such purchases, redemptions and other acquisitions made under this clause on and after the date of the credit agreement, not to exceed $20,000,000 in any fiscal year; and

•	acquire our common stock from employees or former employees of the company or any subsidiary in consideration for the exercise of stock options by such employees or former employees and any tax obligations incurred by such employees or former employees in connection with such exercise, so long as we are not required to make any cash payment to such employee or former employee or any other entity;

provided that the fair market value of all such common stock we acquire shall not exceed $10,000,000 in any fiscal year.

      Transactions with Affiliates. Neither we nor any of our subsidiaries will be permitted to enter into any transaction of any kind with any Affiliate, whether or not in the ordinary course of business, other than on fair and reasonable terms substantially as favorable to the us or such subsidiary as would be obtainable in a comparable arm’s length transaction, except (1) transactions between or among us and our subsidiaries in the ordinary course of business, (2) transactions identified on a schedule to the new credit facility and (3) transactions relating to our new accounts receivables facility.

      Financial Covenants. Neither we, nor any of our subsidiaries, will be permitted to allow:

•	At any time on or after June 30, 2003, Consolidated Net Worth to be less than the sum of:

•	80% of the sum of (a) shareholders’ equity as of December 31, 2002, (b) the aggregate increase in shareholders’ equity of our company and our subsidiaries as a result of the IR Equity Issuance, and (c) the aggregate increase in shareholders’ equity of our company and our subsidiaries as a result of this offering,

•	an amount equal to 50% of the consolidated net income earned in each fiscal quarter ending after December 31, 2002, beginning with the fiscal quarter ending March 31, 2003 (with no deduction for a net loss in any such fiscal quarter) and

•	an amount equal to 50% of the aggregate increases in shareholders’ equity of our company and our subsidiaries after the funding of the acquisition by reason of the issuance and sale of capital stock or other Equity Interests of our company or any subsidiary, including upon any conversion of our debt securities into such capital stock or other Equity Interests;

•	The Consolidated Leverage Ratio at any time during any period of four of our fiscal quarters set forth below to be greater than the ratio set forth below opposite such period:

Maximum Consolidated
Period	Leverage Ratio

June 30, 2003 through December 31, 2003	3.25:1
January 1, 2004 through September 30, 2004	3.00:1
October 1, 2004 and thereafter	2.75:1

•	Permit the Consolidated Fixed Charge Coverage Ratio at any time to be less than the ratio set forth below for each period set forth below:

Minimum Fixed Charge/
Period	Coverage Ratio

June 30, 2003 through December 31, 2003	1.50:1
January 1, 2004 through September 30, 2004	1.75:1
October 1, 2004 and thereafter	2.00:1

Certain Definitions

      “Adjusted Foreign Subsidiaries/ Joint Venture Basket” means, at any time for each fiscal year, an amount equal to the Foreign Subsidiaries/ Joint Venture Basket for such fiscal year, plus the Foreign Subsidiaries/ Joint Venture Basket in effect at the end of the immediately preceding fiscal year, it being understood that no Foreign Subsidiaries/ Joint Venture Basket may be carried over for more than one fiscal year and that the Foreign Subsidiaries/ Joint Venture Basket for a fiscal year shall be fully used in such fiscal year before any Foreign Subsidiaries/ Joint Venture Basket for the immediately preceding fiscal year is used.

      “Affiliate” means, with respect to any Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified. “Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. Without limiting the generality of the foregoing, a Person shall be deemed to be Controlled by another Person if such other Person possesses, directly or indirectly, power to vote 10% or more of the securities having ordinary voting power for the election of directors, managing general partners or the equivalent.

      “Consolidated Leverage Ratio” means, as of any date of determination, the ratio of (a) Consolidated Funded indebtedness as of such date to (b) Annualized Consolidated EBITDA for such period.

      “Consolidated Net Worth” means, as of any date of determination, the consolidated net worth of our company and our subsidiaries, determined as of such date in accordance with GAAP; provided, however, that there shall be excluded from consolidated net worth any adjustments made to consolidated net worth as a result of the effects of SFAS 87, provided that the cumulative amount of such adjustments for periods on or after January 1, 2003 may not exceed $150,000,000.

      “ERISA” means the Employee Retirement Income Security Act of 1974.

      “Equity Interests” means, with respect to any Person, all of the shares of capital stock of (or other ownership or profit interests in) such Person, all of the warrants, options or other rights for the purchase or acquisition from such Person of shares of capital stock of (or other ownership or profit interests in) such Person, all of the securities convertible into or exchangeable for shares of capital stock of (or other ownership or profit interests in) such Person or warrants, rights or options for the purchase or acquisition from such Person of such shares (or such other interests), and all of the other ownership or profit interests in such Person (including, without limitation, partnership, member or trust interests therein), whether voting or nonvoting, and whether or not such shares, warrants, options, rights or other interests are outstanding on any date of determination.

      “IR Equity Issuance” means the issuance to Ingersoll-Rand of approximately $140 million of shares of our common stock in partial consideration for the Torrington acquisition.

      “Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity. “Governmental Authority” means any nation or government, any state or other political subdivision thereof, any agency, authority, instrumentality, regulatory body, court, administrative tribunal, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

      “Restricted Payment” means any dividend or other distribution (whether in cash, securities or other property) with respect to any capital stock or other Equity Interest of our company or any subsidiary, or any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, defeasance, acquisition, cancellation or termination of any such capital stock or other Equity Interest, or on account of any return of capital to our stockholders, partners or members (or the equivalent Persons thereof).

     Events of Default

      The new senior credit facility includes events of default customary for senior credit facilities of this type. If an event of default occurs, the lenders under the senior credit facility will be entitled to take various actions, including accelerating amounts due under the senior credit facility and requiring that all amounts due be immediately paid in full.

Accounts Receivable Facility

      On December 19, 2002, TTC, a wholly owned consolidated subsidiary of ours, entered into an agreement to sell, on an ongoing basis, certain domestic trade receivables to TRC, a wholly owned, special purpose subsidiary. No trade receivables have yet been sold under the facility. Under a 364-day facility agreement, TRC, subject to certain conditions, may from time to time sell an undivided fractional ownership interest in the pool of receivables to a multi-seller receivables securitization company, or conduit. Upon a sale of the receivables to the conduit, TRC will retain a subordinated interest in the receivables. TRC also services, administers and collects the receivables. TRC and the conduit have no recourse to TTC’s other assets for failure of any trade debtor to pay when payments are due. We are permitted to securitize up to $125 million of accounts receivable under this agreement. The agent for the program charges us fees based on the level of accounts receivable securitized under this agreement at the commercial paper rate plus the agent’s cost to administer the program. The facility will terminate on December 16, 2003, unless extended.

      TTC has a retained interest in the transferred receivables in the form of a note receivable from TRC to the extent that those transferred receivables exceed advances to TRC by the conduit. TTC initially and subsequently measures the fair value of the retained interest at management’s best estimate of the expected future cash collections on the transferred receivables. Actual cash collections may differ from these estimates and would directly affect the fair value of the retained interests. The fair value of retained interests will be included in other assets in our consolidated balance sheets.

Concurrent Notes Offering

      Concurrently with this offering of common stock, we are offering, by means of a separate prospectus supplement, an aggregate principal amount of $        million of our senior unsecured notes to finance a portion of the Torrington acquisition. The closing of this offering is not conditioned on the closing of our notes offering. However, each offering is conditioned on the closing of the Torrington acquisition, and the closing of our notes offering is conditioned on the closing of this offering. If we are unable to complete the notes offering, we intend to borrow up to $        million under the term loan component of our new senior credit facility to finance the Torrington acquisition.

UNDERWRITING

                and                     are acting as representatives of the underwriters named below. Subject to the terms and conditions described in a purchase agreement between us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of shares of our common stock listed opposite their names below.

Number of
Underwriter	Shares

Total	11,000,000

      The underwriters have agreed to purchase all of the shares of the offered common stock if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make with respect to those liabilities.

      The underwriters are offering the shares of our common stock, subject prior to sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

      Offers and sales outside the United States, if any, will be made through the underwriters’ international broker-dealer affiliates.

Commissions and Discounts

      The representatives for the underwriters have advised us that the underwriters propose initially to offer the shares of our common stock to the public at the public offering price on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $          per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $          per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

      The following table shows the public offering price, underwriting discount and proceeds before expenses to us. This information assumes no exercise and full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option

Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

      The expenses of the offering payable by us, not including the underwriting discount, are estimated to be $                    .

Overallotment Option

      We have granted an option to the underwriters to purchase up to                     additional shares of our common stock at the public offering price, less the underwriting discount and less any dividends or distributions declared or paid by us on the shares initially purchased by the underwriters, but not on the shares to be purchased upon exercise of the overallotment option. The underwriters may exercise this option for 30 days from the date of this prospectus supplement solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sale of Similar Securities

      We and each of our executive officers and directors will agree, subject to some limited exceptions, not to sell or transfer any of our common stock for a period of       days after the date of this prospectus supplement without first obtaining the written consent of                     . Ingersoll-Rand will agree to enter into a substantially similar agreement with                     , except that the lock-up period under Ingersoll-Rand’s agreement will be         days.

                          may in its sole discretion, at any time without notice, consent to the release of all or any portion of the shares subject to lock-up agreements.                     does not have any current intention to release shares of our common stock subject to the lock-up agreements. Any determination to release any shares subject to the lock-up agreements would be based on a number of factors at the time of any such determination, possibly including, but not limited to, the market price of our common stock, the liquidity of the trading market for our common stock, general market conditions, the number of shares proposed to be sold and the timing of the proposed sale. Additionally, Ingersoll-Rand has agreed not to transfer its shares of our common stock that it receives as consideration for the Torrington acquisition for a period of six months following the closing, with limited exceptions, although we may release shares of our common stock subject to this lock-up at any time without notice.

Electronic Distributions

                          will be facilitating Internet distribution for this offering to certain of its Internet subscription customers.                     intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus supplement is available on the Internet website maintained by                     . Other than this prospectus supplement in electronic format, the information on the                     website is not part of this prospectus supplement.

New York Stock Exchange Listing

      The shares of our common stock are listed on the New York Stock Exchange under the symbol “TKR.”

Price Stabilization and Short Positions

      Until the distribution of the common stock is completed, SEC rules may limit the underwriters from bidding for or purchasing our common stock. However, the underwriters may engage in transactions that stabilize the price of our common stock, such as bids or purchases that peg, fix or maintain that price.

      The underwriters may purchase and sell our common stock in the open market. These transactions may include short-sales, stabilizing transactions and purchases to cover the positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the issue in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase the shares through the overallotment option. “Naked” short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchase of our common stock made by the underwriters in the open market prior to the completion of the offering.

      Similar to other purchase transactions, the underwriters’ purchases to cover syndicate short positions may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that would otherwise exist in the open market.

      Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives or                     will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

      Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking, lending and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

      Affiliates of certain of the underwriters are part of a syndicate of financial institutions that has committed to lend up to $      million to us under our new senior credit facility, comprised of a term loan facility of up to $      million and a revolving credit facility of up to $      million, that we have to entered into in order to finance the Torrington acquisition. Affiliates of certain of the underwriters are also part of a syndicate of financial institutions that have committed to lend up to $300 million to us under our existing credit facility. The existing credit facility will be terminated when we make our initial drawing under our new senior credit facility.

      Concurrently with this offering, we are also offering an aggregate principal amount of $      million of our senior unsecured notes, for which some of the underwriters of this offering are also acting as underwriters under a separate purchase agreement.

LEGAL MATTERS

      Jones Day will pass upon certain legal matters for us, including the validity of the common stock offered by this prospectus supplement. Shearman & Sterling, New York, New York, will pass upon specified legal matters for the underwriters.

EXPERTS

      Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule at December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001, as set forth in their report. We have included our financial statements and schedule in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

      The combined financial statements of Ingersoll-Rand Engineered Solutions Business (an operating business unit of Ingersoll-Rand Company Limited) as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of
The Timken Company

      We have audited the accompanying consolidated balance sheets of The Timken Company and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2001. Our audits also included the financial statement schedule listed in the index at Exhibit 99.1. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and schedule. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement and schedule presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Timken Company and subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ ERNST & YOUNG LLP

Canton, Ohio

January 29, 2002

THE TIMKEN COMPANY

CONSOLIDATED BALANCE SHEET

	December 31,

	2001	2000

	(Thousands of dollars)
ASSETS
Current Assets
Cash and cash equivalents	$33,392	$10,927
Accounts receivable, less allowances: 2001 — $14,976; 2000 — $11,259	307,759	354,972
Deferred income taxes	42,895	43,094
Refundable income taxes	15,103	-0-
Inventories:
Manufacturing supplies	36,658	40,515
Work in process and raw materials	212,040	247,806
Finished products	180,533	201,228

Total Inventories	429,231	489,549

Total Current Assets	828,380	898,542
Property, Plant and Equipment
Land and buildings	488,540	489,254
Machinery and equipment	2,483,253	2,485,125

	2,971,793	2,974,379
Less allowances for depreciation	1,666,448	1,610,607

Property, Plant and Equipment — Net	1,305,345	1,363,772

Other Assets
Costs in excess of net assets of acquired businesses, less accumulated amortization: 2001 — $47,288; 2000 — $41,228	150,041	151,487
Intangible pension asset	136,118	88,405
Miscellaneous receivables and other assets	63,499	43,974
Deferred income taxes	27,164	-0-
Deferred charges and prepaid expenses	22,537	17,925

Total Other Assets	399,359	301,791

Total Assets	$2,533,084	$2,564,105

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Commercial paper	$1,962	$76,930
Short-term debt	84,468	105,519
Accounts payable and other liabilities	258,001	239,182
Salaries, wages and benefits	254,291	137,320
Income taxes	-0-	1,527
Current portion of long-term debt	42,434	26,974

Total Current Liabilities	641,156	587,452
Non-Current Liabilities
Long-term debt	368,151	305,181
Accrued pension cost	317,297	237,952
Accrued postretirement benefits cost	406,568	394,097
Deferred income taxes	-0-	11,742
Other non-current liabilities	18,177	22,999

Total Non-Current Liabilities	1,110,193	971,971
Shareholders’ Equity
Class I and II Serial Preferred Stock without par value:
Authorized — 10,000,000 shares each class, none issued	-0-	-0-
Common stock without par value:
Authorized — 200,000,000 shares
Issued (including shares in treasury) 63,082,626 shares
Stated capital	53,064	53,064
Other paid-in capital	256,423	256,873
Earnings invested in the business	757,410	839,242
Accumulated other comprehensive loss	(224,538)	(84,913)
Treasury shares at cost (2001 — 3,226,544 shares; 2000 — 3,117,469 shares)	(60,624)	(59,584)

Total Shareholders’ Equity	781,735	1,004,682

Total Liabilities and Shareholders’ Equity	$2,533,084	$2,564,105

THE TIMKEN COMPANY

CONSOLIDATED STATEMENT OF INCOME

	Year Ended December 31,

	2001	2000	1999

	(Thousands of dollars, except per share data)
Net sales	$2,447,178	$2,643,008	$2,495,034
Cost of products sold	2,046,458	2,142,135	2,002,366

Gross Profit	400,720	500,873	492,668
Selling, administrative and general expenses	363,683	367,499	359,910
Impairment and restructuring charges	54,689	27,754	—

Operating (Loss) Income	(17,652)	105,620	132,758

Interest expense	(33,401)	(31,922)	(27,225)
Interest income	2,109	3,479	3,096
Other income (expense)	22,061	(6,580)	(9,638)

(Loss) Income Before Income Taxes	(26,883)	70,597	98,991
Provision for income taxes	14,783	24,709	36,367

Net (Loss) Income	$(41,666)	$45,888	$62,624

Earnings Per Share	$(0.69)	$0.76	$1.01
Earnings Per Share — Assuming Dilution	$(0.69)	$0.76	$1.01

THE TIMKEN COMPANY

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended December 31

	2001	2000	1999

	(Thousands of dollars)
CASH PROVIDED (USED)
Operating Activities
Net (loss) income	$(41,666)	$45,888	$62,624
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	152,467	151,047	149,949
Deferred income tax provision	23,013	10,585	20,760
Common stock issued in lieu of cash to benefit plans	1,441	1,303	467
Non-cash portion of impairment and restructuring charges	41,832	16,813	-0-
Changes in operating assets and liabilities:
Accounts receivable	44,803	(22,536)	12,390
Inventories	51,247	(52,566)	6,551
Other assets	(16,897)	(172)	13,307
Accounts payable and accrued expenses	(72,483)	4,046	13,291
Foreign currency translation gain	(3,886)	(1,296)	(1,921)

Net Cash Provided by Operating Activities	179,871	153,112	277,418
Investing Activities
Purchases of property, plant and equipment — net	(86,377)	(152,506)	(164,872)
Acquisitions	(12,957)	-0-	(29,240)

Net Cash Used by Investing Activities	(99,334)	(152,506)	(194,112)
Financing Activities
Cash dividends paid to shareholders	(40,166)	(43,562)	(44,502)
Purchases of treasury shares	(2,931)	(24,149)	(14,271)
Proceeds from issuance of long-term debt	80,766	3,478	4,076
Payments on long-term debt	(2,176)	(3,595)	(20,867)
Short-term debt activity–net	(90,980)	70,865	(411)

Net Cash (Used) Provided by Financing Activities	(55,487)	3,037	(75,975)
Effect of exchange rate changes on cash	(2,585)	(622)	255

Increase In Cash and Cash Equivalents	22,465	3,021	7,586
Cash and cash equivalents at beginning of year	10,927	7,906	320

Cash and Cash Equivalents at End of Year	$33,392	$10,927	$7,906

THE TIMKEN COMPANY

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

		Common Stock
				Earnings	Accumulated
			Other	Invested	Other
		Stated	Paid-In	in the	Comprehensive	Treasury
	Total	Capital	Capital	Business	Loss	Stock

	(Thousands of dollars)
Year Ended December 31, 1999
Balance at January 1, 1999	$1,056,081	$53,064	$261,156	$818,794	$(49,716)	$(27,217)
Net income	62,624			62,624
Foreign currency translation adjustments (net of income tax of $2,829)	(13,952)				(13,952)
Minimum pension liability adjustment (net of income tax of $274)	(466)				(466)

Total comprehensive income	48,206
Dividends — $0.72 per share	(44,502)			(44,502)
Purchase of 804,500 shares for treasury	(14,271)					(14,271)
Issuance of 152,425 shares from treasury (1)	467		(2,869)			3,336

Balance at December 31, 1999	$1,045,981	$53,064	$258,287	$836,916	$(64,134)	$(38,152)
Year Ended December 31, 2000
Net income	45,888			45,888
Foreign currency translation adjustments (net of income tax of $1,137)	(21,293)				(21,293)
Minimum pension liability adjustment (net of income tax of $301)	514				514

Total comprehensive income	25,109
Dividends — $0.72 per share	(43,562)			(43,562)
Purchase of 1,354,000 shares for treasury	(24,149)					(24,149)
Issuance of 123,068 shares from treasury (1)	1,303		(1,414)			2,717

Balance at December 31, 2000	$1,004,682	$53,064	$256,873	$839,242	$(84,913)	$(59,584)
Year Ended December 31, 2001
Net loss	(41,666)			(41,666)
Foreign currency translation adjustments (net of income tax of $963)	(15,914)				(15,914)
Minimum pension liability adjustment (net of income tax of $61,892)	(122,520)				(122,520)
Cumulative effect of change in method of accounting	(34)				(34)
Change in fair value of derivative financial instruments	(1,560)				(1,560)
Reclassification adjustments — contract settlements	403				403

Total comprehensive loss	(139,625)
Dividends — $0.67 per share	(40,166)			(40,166)
Purchase of 206,300 shares for treasury	(2,931)					(2,931)
Issuance of 97,225 shares from treasury (1)	1,441		(450)			1,891

Balance at December 31, 2001	$781,735	$53,064	$256,423	$757,410	$(224,538)	$(60,624)

(1)	Share activity was in conjunction with employee benefit and stock option plans. See the accompanying notes to these consolidated financial statements beginning on page F-7.

THE TIMKEN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Significant Accounting Policies

      Principles of Consolidation: The consolidated financial statements include the accounts and operations of the company and its subsidiaries. All significant intercompany accounts and transactions are eliminated upon consolidation.

      Revenue Recognition: The company recognizes revenue when title passes to the customer. This is generally FOB shipping point except for certain exported goods, which is FOB destination. Selling prices are fixed based on purchase orders or contractual arrangements. Write-offs of accounts receivable have historically been low.

      Cash Equivalents: The company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

      Inventories: Inventories are valued at the lower of cost or market, with 73% valued by the last-in, first-out (LIFO) method. If all inventories had been valued at current costs, inventories would have been $151,976,000 and $140,473,000 greater at December 31, 2001 and 2000, respectively.

      Property, Plant and Equipment: Property, plant and equipment is valued at cost less accumulated depreciation. Provision for depreciation is computed principally by the straight-line method based upon the estimated useful lives of the assets. The useful lives are approximately 30 years for buildings, 5 to 7 years for computer software and 3 to 20 years for machinery and equipment.

      Costs in Excess of Net Assets of Acquired Businesses: Costs in excess of net assets of acquired businesses (goodwill) are amortized on the straight-line method over 25 years for businesses acquired after 1991 and over 40 years for those acquired before 1991. The carrying value of goodwill is reviewed for recoverability based on the undiscounted cash flows of the businesses acquired over the remaining amortization period. Should the review indicate that goodwill is not recoverable, the company’s carrying value of the goodwill would be reduced to fair value. In addition, the company assesses long-lived assets for impairment under Financial Accounting Standards Board’s (FASB) Statement of Financial Accounting Standards (SFAS) No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.” Under those rules, goodwill associated with assets acquired in a purchase business combination is included in impairment evaluations when events or circumstances exist that indicate the carrying amount of those assets may not be recoverable. In June 2001, the FASB issued SFAS No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets.” Under SFAS No. 142, goodwill and certain other intangible assets are no longer amortized but are reviewed annually for impairment. Intangible assets that are separable and have a definite life will continue to be amortized over their useful lives. If, based on the impairment reviews, the related assets are found to be impaired, their carrying value is adjusted through a charge to earnings. The company will apply the new accounting rules for goodwill and other intangible assets, beginning in the first quarter of 2002. The company is currently evaluating the implications of SFAS No. 142. In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which provides guidance on the accounting for impairment or disposal of long-lived assets. SFAS No. 144 also provides guidance for differentiating between assets held and used and assets to be disposed of. The company will apply the new accounting rules for impairment, beginning January 1, 2002, and is evaluating the impact of adoption.

      Income Taxes: Deferred income taxes are provided for the temporary differences between the financial reporting basis and tax basis of the company’s assets and liabilities.

      The company plans to reinvest undistributed earnings of all non-U.S. subsidiaries. The amount of undistributed earnings that is considered to be indefinitely reinvested for this purpose was approximately $115,800,000 at December 31, 2001. Accordingly, U.S. income taxes have not been provided on such earnings. Based on financial information as of December 31, 2001, no additional U.S. income tax may be due

THE TIMKEN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

if these earnings were distributed. However, such distributions would be subject to non-U.S. withholding taxes and secondary taxes on distributed profits totaling approximately $6,100,000.

      Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates and assumptions are reviewed and updated regularly to reflect recent experience.

      Foreign Currency Translation: Assets and liabilities of subsidiaries, other than those located in highly inflationary countries, are translated at the rate of exchange in effect on the balance sheet date; income and expenses are translated at the average rates of exchange prevailing during the year. The related translation adjustments are reflected as a separate component of accumulated other comprehensive loss. Foreign currency gains and losses resulting from transactions and the translation of financial statements of subsidiaries in highly inflationary countries are included in results of operations. The company recorded foreign currency exchange losses of $3,211,000 in 2001, $1,467,000 in 2000 and $9,856,000 in 1999.

      Earnings Per Share: Earnings per share are computed by dividing net (loss) income by the weighted-average number of common shares outstanding during the year. Earnings per share — assuming dilution are computed by dividing net (loss) income by the weighted-average number of common shares outstanding adjusted for the dilutive impact of potential common shares for options.

      Derivative Instruments: Effective January 1, 2001, the company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. The statement required the company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not designated as hedges must be adjusted to fair value through earnings. If the derivative is designated as a hedge, depending on the nature of the hedge, changes in the fair value of the derivatives are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income (loss) until the hedged item is recognized in earnings. The ineffective portion of the change in fair value of a derivative that is designated as a hedge is immediately recognized in earnings. Certain of the company’s holdings of forward foreign exchange contracts have been deemed derivatives pursuant to the criteria established in SFAS No. 133, of which the company has designated certain of those derivatives as hedges. The adoption of SFAS No. 133 did not have a significant effect on the company’s financial position or results of operations.

      Reclassifications: Certain amounts reported in the 2000 financial statements have been reclassified to conform to the 2001 presentation.

2.     Impairment and Restructuring Charges

      It is the company’s policy to recognize restructuring costs in accordance with Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)” and the SEC Staff Accounting Bulletin No. 100, “Restructuring and Impairment Charges.” Impairment charges are recognized to write down assets to their fair value when assets are identified that have a history of negative operating results or cash flows, have limited or no future strategic use or when it is probable that the undiscounted cash flows of an asset are less than the current net book value.

      The $55 million restructuring program announced in March 2000 concluded during the first quarter of 2001, with total charges of $49.4 million ($10.5 million in 2001) recorded for impairment, restructuring and reorganization. Of the $49.4 million total charges recorded between March 2000 and March 2001, $20.7 million were impairment expenses, $13.0 million related to restructuring expenses and $15.7 million were reorganization expenses. During the year, $2.0 million in restructuring expenses were reversed as a result of an overaccrual in severance for associates included in the first phase of restructuring but who were not severed.

THE TIMKEN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Total payments of $13.0 million have been disbursed as of December 31, 2001. Estimated savings related to this program realized through the end of 2001 approximate $26 million before taxes. During 2001, 106 positions were identified and exited the company due to the initial restructuring. Combined with positions eliminated during 2000, this resulted in a total elimination of 694 positions as part of the initial restructuring.

      In April 2001, the company announced a strategic global refocusing of its manufacturing operations to establish a foundation for accelerating the company’s growth initiatives. This second phase of the company’s transformation includes creating focused factories for each product line or component, replacing specific manufacturing processes with state-of-the-art processes through the company’s global supply chain, rationalizing production to the lowest total cost plants in the company’s global manufacturing system and implementing lean manufacturing process redesign to continue to improve quality and productivity. The company announced its intention to close bearing plants in Columbus, Ohio, and Duston, England, and to sell a tooling plant in Ashland, Ohio. These changes were expected to affect production processes and employment as the company reduces positions by about 1,500 by the end of 2002.

      In light of the market weakness experienced throughout 2001, the company announced in June that it was stepping up the strategic refocusing of its manufacturing operations. This included accelerating the previously announced closings in Columbus and Duston. The Columbus bearing plant ceased manufacturing operations on November 9, while the Duston plant is expected to close in mid-2002. The company announced additional cost-saving actions in August. The company took steps to further reduce capital spending, delay or scale back certain projects and reduce salaried employment. The reductions affected about 300 salaried associates concentrated in North America and Western Europe. The affected associates exited the company by the end of 2001.

      As a result of the program announced in April, the company targeted an annualized pretax rate of savings of approximately $100 million by the end of 2004. To implement these actions, the company expects to take approximately $100-$110 million in severance, impairment and implementation charges by the end of 2002. As of the end of 2001, the company achieved estimated annualized savings of $21 million.

      The actual charges incurred for this program to date total $56.8 million. Of that amount, $15.1 million were curtailment charges, $1.5 million related to impaired assets, $30.8 million were severance expenses, $1.4 million were exit costs and the remaining $8.0 million were implementation charges classified as cost of products sold ($4.1 million) and selling, administrative, and general expenses ($3.9 million). The curtailment charges of $15.1 million were for the pension and postretirement benefits related to the shutdown of the Columbus plant. The $30.8 million of severance costs and $1.4 million in exit costs were related to the shutdown of the Columbus and Duston plants as well as reductions in the salaried workforce. As of December 31, 2001, cash payments of $9.1 million have been made for severance, resulting in a remaining accrual balance of $21.4 million, the majority of which is payable over the next twelve months. Of the total $30.8 million in severance costs, $0.3 million was paid and expensed when incurred.

      Since the announcement in April, 856 associates left the company by the end of 2001. Of that number, 618 people were from the Duston and Columbus plants, Canadian Timken Ltd., and associates included in the worldwide salaried workforce reduction for whom severance has been paid. The remaining 238 associates retired or voluntarily left the company through the end of the year, and their positions have been eliminated.

THE TIMKEN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Key elements of the 2001 restructuring and impairment charges by segment for the year ended December 31, 2001 are as follows:

	Auto	Industrial	Steel	Total

	(Millions of dollars)
Restructuring:
Separation cost	$26.0	$7.6	$1.3	$34.9
Exit costs	0.4	1.0	-0-	1.4

	$26.4	$8.6	$1.3	$36.3
Impaired assets:
Property, plant and equipment	$1.1	$3.8	$0.4	$5.3
Special Charges:
SFAS No. 88/106 curtailment	$-0-	$15.1	$-0-	$15.1
Reversal of Separation cost	$(0.2)	$(1.8)	$-0-	$(2.0)

	$27.3	$25.7	$1.7	$54.7

3.     Comprehensive Loss

      Accumulated other comprehensive loss consists of the following:

	2001	2000	1999

	(Thousands of dollars)
Foreign currency translation adjustment	$(94,570)	$(78,656)	$(57,363)
Minimum pension liability adjustment	(128,777)	(6,257)	(6,771)
Fair value of open foreign currency cash flow hedges	(1,191)	-0-	-0-

	$(224,538)	$(84,913)	$(64,134)

4.     Acquisitions

      In November 2001, the company purchased Lecheres Industries SAS, the parent company of Bamarec S.A., a precision component manufacturer based in France. In February 2001, the company completed the buyout of its Chinese joint venture partner in Yantai Timken Company Limited. Prior to the buyout, the company owned a 60% interest in Yantai Timken, and its financial results were consolidated into the company’s financial statements, taking into account a minority interest. In January 2001, the company purchased the assets of Score International, Inc., a manufacturer of dental handpiece repair tools located in Sanford, Florida.

      In March 1999, the company increased its ownership of Timken India Limited (formerly Tata Timken Limited) from 40% to 80%. Prior to the additional investment, the company accounted for its investment in Timken India using the equity method. As a result of the transaction, the Timken India financial position and operating results are consolidated into the company’s financial statements.

      The total cost of these acquisitions amounted to $12,957,000 in 2001 and $29,240,000 in 1999. A portion of the purchase price has been allocated to the assets and liabilities acquired based on their fair values at the dates of acquisition. The fair value of the assets was $25,408,000 in 2001 and $30,425,000 in 1999; the fair value of liabilities assumed was $16,396,000 in 2001 and $9,790,000 in 1999. The excess of the purchase price over the fair value of the net assets acquired has been allocated to goodwill. All of the acquisitions were accounted for a purchases. The company’s consolidated financial statements include the results of operations

THE TIMKEN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of the acquired businesses for the period subsequent to the effective date of these acquisitions. Pro forma results of operations have not been presented because the effect of these acquisitions was not significant.

5.     Earnings Per Share

      The following table sets forth the reconciliation of the numerator and the denominator of earnings per share and earnings per share — assuming dilution for the years ended December 31:

	2001	2000	1999

	(Thousands of dollars, except per share data)
Numerator:
Net (loss)income for earnings per share and earnings per share — assuming dilution — income available to common shareholders	$(41,666)	$45,888	$62,624
Denominator:
Denominator for earnings per share — weighted-average shares	59,947,568	60,556,595	61,795,162
Effect of dilutive securities:
Stock options and awards — based on the treasury stock method	(1)	166,577	230,651

Denominator for earnings per share — assuming dilution — adjusted weighted-average shares	59,947,568	60,723,172	62,025,813

Earnings per share	$(0.69)	$0.76	$1.01

Earnings per share — assuming dilution	$(0.69)	$0.76	$1.01

(1)	Addition of 161,211 shares would result in antidilution.

THE TIMKEN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.     Financing Arrangements

      Long-term debt at December 31, 2001 and 2000 was as follows:

	2001	2000

	(Thousands of dollars)
Fixed-rate Medium-Term Notes, Series A, due at various dates through May 2028, with interest rates ranging from 6.20% to 7.76%	$327,000	$252,000
Variable-rate State of Ohio Air Quality and Water Development Revenue Refunding Bonds, maturing on November 1, 2025 (1.6% at December 31, 2001)	21,700	21,700
Variable-rate State of Ohio Pollution Control Revenue Refunding Bonds, maturing on July 1, 2003 (1.7% at December 31, 2001)	17,000	17,000
Variable-rate State of Ohio Water Development Revenue Refunding Bonds, maturing May 1, 2007 (1.6% at December 31, 2001)	8,000	8,000
Variable-rate State of Ohio Water Development Authority Solid Waste Revenue Bonds, maturing on July 1, 2032 (1.8% at December 31, 2001)	24,000	24,000
Other	12,885	9,455

	410,585	332,155
Less current maturities	42,434	26,974

	$368,151	$305,181

      The maturities of long-term debt for the five years subsequent to December 31, 2001, are as follows: 2002 — $42,434,000; 2003 — $20,725,000; 2004 — $5,750,000; 2005 — $515,000; and 2006 — $95,136,000.

      Interest paid in 2001, 2000 and 1999 approximated $33,000,000, $33,000,000 and $32,000,000, respectively. This differs from interest expense due to timing of payments and interest capitalized of $1,400,000 in 2001; $1,600,000 in 2000; and $3,700,000 in 1999 as a part of major capital additions. The weighted-average interest rate on commercial paper borrowings during the year was 4.3% in 2001, 6.5% in 2000 and 5.2% in 1999. The weighted-average interest rate on short-term debt during the year was 5.8% in 2001, and 6.3% in 2000 and 1999.

      At December 31, 2001, the company had available $298,000,000 through an unsecured $300,000,000 revolving credit agreement with a group of banks.

      The agreement, which expires in June 2003, bears interest based upon any one of four rates at the company’s option — adjusted prime, Eurodollar, competitive bid Eurodollar or the competitive bid absolute rate. Also, the company has a shelf registration filed with the Securities and Exchange Commission which, as of December 31, 2001, enables the company to issue up to an additional $125,000,000 of long-term debt securities in the public markets. In August 2001, the company issued $75,000,000 of medium-term notes with an effective interest rate of 6.75% maturing on August 21, 2006.

      The company and its subsidiaries lease a variety of real property and equipment. Rent expense under operating leases amounted to $16,799,000, $14,719,000 and $17,724,000 in 2001, 2000 and 1999, respectively. At December 31, 2001, future minimum lease payments for noncancelable operating leases totaled $57,104,000 and are payable as follows: 2002 — $13,290,000; 2003 — $9,826,000; 2004 — $7,232,000; 2005 — $4,817,000; 2006 — $3,044,000; and $18,895,000 thereafter.

THE TIMKEN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.     Financial Instruments

      As a result of the company’s worldwide operating activities, it is exposed to changes in foreign currency exchange rates, which affect its results of operations and financial condition. The company and certain subsidiaries enter into forward exchange contracts to manage exposure to currency rate fluctuations, primarily related to the purchases of inventory and equipment. The purpose of these foreign currency hedging activities is to minimize the effect of exchange rate fluctuations on business decisions and the resulting uncertainty on future financial results. At December 31, 2001 and 2000, the company had forward foreign exchange contracts, all having maturities of less than one year, with notional amounts of $19,507,000 and $10,948,000, respectively. The forward foreign exchange contracts were primarily entered into by the company’s European subsidiaries to manage Euro, U.S. dollar and British pound exposures. The realized and unrealized gains and losses on these contracts are deferred and included in inventory or property, plant and equipment, depending on the transaction. These deferred gains and losses are reclassified from accumulated other comprehensive loss and recognized in earnings when the future transactions occur, or through depreciation expense.

      The carrying value of cash and cash equivalents, accounts receivable, commercial paper, short-term borrowings and accounts payable are a reasonable estimate of their fair value due to the short-term nature of these instruments. The fair value of the company’s fixed-rate debt, based on discounted cash flow analysis, was $334,000,000 and $255,000,000 at December 31, 2001 and 2000, respectively. The carrying value of this debt was $346,000,000 and $270,000,000.

8.     Stock Compensation Plans

      The company has elected to follow Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for its stock options to key associates and directors. Under APB Opinion No. 25, because the exercise price of the company’s stock options equals the market price of the underlying common stock on the date of grant, no compensation expense is recognized.

      Under the company’s stock option plans, shares of common stock have been made available to grant at the discretion of the Compensation Committee of the Board of Directors to officers and key associates in the form of stock options, stock appreciation rights, restricted shares and deferred shares.

      In addition, shares can be awarded to directors not employed by the company. The options have a ten-year term and vest in 25% increments annually beginning twelve months after the date of grant. Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the company had accounted for its associate stock options under the fair value method of SFAS No. 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model. For purposes of pro forma disclosures, the estimated fair value of the options granted under the plan is amortized to expense over the options’ vesting periods. The pro forma information indicates a decrease in net income of $5,731,000 in 2001; $6,014,000 in 2000; and $5,056,000 in 1999.

THE TIMKEN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Following is the pro forma information and the related assumptions under the Black-Scholes method:

	2001	2000	1999

	(Thousands of dollars except per share data)
Pro forma net (loss) income	$(47,397)	$39,874	$57,568
Earnings per share	$(0.79)	$0.66	$0.93
Earnings per share — assuming dilution	$(0.79)	$0.66	$0.93
Assumptions:
Risk-free interest rate	6.32%	6.31%	5.33%
Dividend yield	3.36%	3.01%	2.79%
Expected stock volatility	0.480	0.481	0.444
Expected life — years	8	8	8

      A summary of activity related to stock options for the above plans is as follows for the years ended December 31:

	2001		2000		1999

		Weighted-		Weighted-		Weighted-
		Average		Average		Average
	Options	Exercise Price	Options	Exercise Price	Options	Exercise Price

Outstanding — beginning of year	5,720,990	$21.41	4,515,676	$22.90	3,526,301	$23.73
Granted	1,367,400	15.05	1,356,400	15.88	1,186,100	19.45
Exercised	(54,528)	14.67	(88,761)	12.96	(186,774)	16.72
Canceled or expired	(208,450)	20.35	(62,325)	21.28	(9,951)	22.13

Outstanding — end of year	6,825,412	$20.22	5,720,990	$21.41	4,515,676	$22.90

Options exercisable	3,745,131		2,910,271		2,171,996

      The company sponsors a performance target option plan that is contingent upon the company’s common shares reaching specified fair market values. Under the plan, no awards were issued nor was compensation expense recognized during 2001, 2000 or 1999.

      Exercise prices for options outstanding as of December 31, 2001, range from $13.50 to $33.75; the weighted-average remaining contractual life of these options is seven years. The estimated weighted-average fair values of stock options granted during 2001, 2000 and 1999 were $6.36, $7.01 and $8.11, respectively. At December 31, 2001, a total of 149,367 restricted stock rights, restricted shares or deferred shares have been awarded under the above plans and are not vested. The company distributed 61,301, 100,832 and 87,206 common shares in 2001, 2000 and 1999, respectively, as a result of awards of restricted stock rights, restricted shares and deferred shares.

      The number of shares available for future grants for all plans at December 31, 2001, including stock options, is 825,513.

9.     Retirement and Postretirement Benefit Plans

      The company sponsors defined contribution retirement and savings plans covering substantially all associates in the United States and certain salaried associates at non-U.S. locations. The company contributes Timken Company common stock to certain plans based on formulas established in the respective plan agreements. At December 31, 2001, the plans had 12,747,708 shares of Timken Company common stock with a fair value of $206,258,000. Company contributions to the plans, including performance sharing, amounted to

THE TIMKEN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$13,289,000 in 2001; $14,384,000 in 2000; and $14,891,000 in 1999. The company paid dividends totaling $8,192,000 in 2001; $7,958,000 in 2000; and $6,838,000 in 1999, to plans holding common shares.

      The company and its subsidiaries sponsor several unfunded postretirement plans that provide health care and life insurance benefits for eligible retirees and dependents. Depending on retirement date and associate classification, certain health care plans contain contributions and cost-sharing features such as deductibles and coinsurance. The remaining health care plans and the life insurance plans are noncontributory.

      The company and its subsidiaries sponsor a number of defined benefit pension plans, which cover many of their associates except those at certain locations who are covered by government plans.

      The following tables set forth the change in benefit obligation, change in plan assets, funded status and amounts recognized in the consolidated balance sheet of the defined benefit pension and postretirement benefits as of December 31, 2001 and 2000:

	Defined Benefit Pension Plans		Postretirement Plans

	2001	2000	2001	2000

	(Thousands of dollars)
Change in benefit obligation
Benefit obligation at beginning of year	$1,641,959	$1,451,729	$588,824	$466,307
Service cost	35,313	33,328	4,047	4,309
Interest cost	126,809	119,943	48,380	40,043
Amendments	6,246	76,602	(33,413)	8,563
Actuarial losses (gains)	120,256	72,869	69,500	105,987
Associate contributions	1,604	1,845	-0-	-0-
International plan exchange rate change	(5,416)	(14,890)	(126)	74
Curtailment loss	16,522	-0-	9,109	-0-
Benefits paid	(117,691)	(99,467)	(45,620)	(36,459)

Benefit obligation at end of year	$1,825,602	$1,641,959	$640,701	$588,824

Change in plan assets(1)
Fair value of plan assets at beginning of year	$1,383,683	$1,457,453
Actual return on plan assets	(51,608)	(17,703)
Associate contributions	1,604	1,845
Company contributions	84,882	56,843
International plan exchange rate change	(5,656)	(15,288)
Benefits paid	(117,691)	(99,467)

Fair value of plan assets at end of year	$1,295,214	$1,383,683

Funded status
Projected benefit obligation in excess of plan assets	$(530,388)	$(258,276)	$(640,701)	$(588,824)
Unrecognized net actuarial (gain) loss	260,126	(55,482)	241,018	181,173
Unrecognized net asset at transition dates, net of amortization	(2,246)	(4,219)	-0-	-0-
Unrecognized prior service cost (benefit)	146,448	168,181	(51,743)	(23,077)

Accrued benefit cost	$(126,060)	$(149,796)	$(451,426)	$(430,728)

THE TIMKEN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Defined Benefit Pension Plans		Postretirement Plans

	2001	2000	2001	2000

	(Thousands of dollars)
Amounts recognized in the consolidated balance sheet
Accrued benefit liability	$(456,517)	$(248,126)	$(451,426)	$(430,728)
Intangible asset	136,118	88,405	-0-	-0-
Minimum pension liability included in accumulated other comprehensive income	194,339	9,925	-0-	-0-

Net amount recognized	$(126,060)	$(149,796)	$(451,426)	$(430,728)

(1)	Plan assets are primarily invested in listed stocks and bonds and cash equivalents.

      Due to lower interest rates and lower capital market performance, the benefit obligations at December 31, 2001 exceeded the market value of plan assets for the majority of the company’s plans. For these plans, the projected benefit obligation was $1,808,138,000; the accumulated benefit obligation was $1,739,851,000, and the fair value of plan assets was $1,281,626,000 at December 31, 2001.

      In 2001, lower investment performance, which reflected lower stock market returns, and lower interest rates reduced the company’s pension fund asset values and increased the company’s defined benefit pension liability. As a result, the company’s minimum pension liability increased to $330,457,000 and its related intangible pension asset increased to $136,118,000. The balance is reflected as a reduction to shareholders’ equity, net of applicable deferred income taxes.

      The following table summarizes the assumptions used by the consulting actuary and the related benefit cost information:

	Pension Benefits			Postretirement Benefits

	2001	2000	1999	2001	2000	1999

Assumptions
Discount rate	7.50%	8.00%	8.25%	7.50%	8.00%	8.25%
Future compensation assumption	3% to 4%	3% to 4%	3% to 4%
Expected long-term return on plan assets	9.50%	9.50%	9.25%
Components of net periodic benefit cost (Thousands of dollars)
Service cost	$35,313	$33,328	$35,876	$4,047	$4,309	$4,857
Interest cost	126,809	119,943	103,232	48,380	40,043	33,525
Expected return on plan assets	(126,882)	(116,302)	(102,148)	-0-	-0-	-0-
Amortization of prior service cost	19,919	21,995	16,412	(4,376)	(3,730)	(4,474)
Recognized net actuarial (gain) loss	(292)	(556)	1,724	9,646	3,670	3,796
Curtailment loss	6,333	-0-	-0-	8,738	-0-	-0-
Amortization of transition asset	(982)	(1,002)	(1,951)	-0-	-0-	-0-

Net periodic benefit cost	$60,218	$57,396	$53,145	$66,435	$44,292	$37,704

THE TIMKEN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      For measurement purposes, the company assumed a weighted-average annual rate of increase in the per capita cost (health care cost trend rate) for medical benefits of 9.00% for 2001 through 2002 declining gradually to 6.00% in 2006 and thereafter for pre-age 65 benefits, 6.00% for post-age 65 benefits for all years, and 15.00% for 2001 through 2002, declining gradually to 6.00% in 2014 and thereafter for prescription drug benefits.

      The assumed health care cost trend rate has a significant effect on the amounts reported. A one percentage point increase in the assumed health care cost trend rate would increase the 2001 total service and interest cost components by $2,087,000 and would increase the postretirement benefit obligation by $28,075,000. A one percentage point decrease would provide corresponding reductions of $1,883,000 and $25,362,000, respectively.

10.     Research and Development

      Expenditures committed to research and development amounted to approximately $54,000,000 in 2001; $52,000,000 in 2000; and $50,000,000 in 1999. Such expenditures may fluctuate from year to year depending on special projects and needs.

11.     Contingencies

      The company and certain of its U.S. subsidiaries have been designated as potentially responsible parties (PRPs) by the United States Environmental Protection Agency for site investigation and remediation under the Comprehensive Environmental Response, Compensation and Liability Act (Superfund) with respect to certain sites. The claims for remediation have been asserted against numerous other entities which are believed to be financially solvent and are expected to fulfill their proportionate share of the obligation. In addition, the company is subject to various lawsuits, claims and proceedings which arise in the ordinary course of its business. The company accrues costs associated with environmental and legal matters when they become probable and reasonably estimable.

      Environmental costs include compensation and related benefit costs associated with associates expected to devote significant amounts of time to the remediation effort and post-monitoring costs. Accruals are established based on the estimated undiscounted cash flows to settle the obligations and are not reduced by any potential recoveries from insurance or other indemnification claims. Management believes that any ultimate liability with respect to these actions, in excess of amounts provided, will not materially affect the company’s operations, cash flows or consolidated financial position.

      The company is the guarantor of a $12.3 million letter of credit for Pel Technologies, LLC.

12.     Segment Information

Description of types of products and services from which each reportable segment derives its revenues

      In previous years, the company had two reportable segments consisting of Bearings and Steel. Based on the company’s reorganization into global business units, management has determined that the Automotive Bearings and Industrial Bearings segments meet the quantitative and qualitative thresholds of a reportable segment as defined by SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.”

      Automotive Bearings include products for passenger cars, light and heavy trucks and trailers. Industrial Bearings include industrial, rail, aerospace and super precision products as well as emerging markets in China, India and Central and Eastern Europe. The company’s tapered roller bearings are used in a wide variety of products including railroad cars and locomotives, aircraft wheels, machine tools, rolling mills and farm and construction equipment. Super precision bearings are used in aircraft, missile guidance systems, computer

THE TIMKEN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

peripherals and medical instruments. Other bearing products manufactured by the company include cylindrical, spherical, straight and ball bearings for industrial markets.

      Steel products include steels of intermediate alloy, vacuum processed alloys, tool steel and some carbon grades. These are available in a wide range of solid and tubular sections with a variety of finishes. The company also manufactures custom-made steel products, including precision steel components. A significant portion of the company’s steel is consumed in its bearing operations. In addition, sales are made to other anti-friction bearing companies and to aircraft, automotive, forging, tooling, oil and gas drilling industries and steel service centers. Tool steels are sold through the company’s distribution facilities.

      Prior year data has been restated to comply with current year presentation. In 2000, the company implemented a transformation of its structure, which allowed it to work more closely with customers who are more global in scope and introduce new products faster and increase market presence. As this implementation began in 2000, it is impracticable for the company to restate 1999 segment financial information into Automotive Bearings and Industrial Bearings as this structure was not in place at that time.

Measurement of segment profit or loss and segment assets

      The company evaluates performance and allocates resources based on return on capital and profitable growth. Specifically, the company measures segment profit or loss based on earnings before interest and income taxes (EBIT). The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Intersegment sales and transfers are recorded at values based on market prices, which creates intercompany profit on intersegment sales or transfers.

Factors used by management to identify the enterprise’s reportable segments

      The company’s reportable segments are business units that target different industry segments. Each reportable segment is managed separately because of the need to specifically address customer needs in these different industries.

      Geographical entities as defined here are not reflective of how the Automotive Bearings, Industrial Bearings and Steel businesses are operated by the company. Europe information presented reflects shipments from European locations. The information does not include product manufactured by facilities located outside Europe and shipped directly to customers located in Europe.

THE TIMKEN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Geographic Financial Information	United States(3)(4)		Europe(1)(2)		Other Countries	Consolidated

	(Thousands of dollars)
2001
Net sales	$1,906,823		$351,242		$189,113	$2,447,178
Impairment and restructuring	24,104		30,054		531	54,689
Income (loss) before income taxes	24,365	(3)	(62,418	)(1)	11,170	(26,883)
Non-current assets	1,402,780		232,105		69,819	1,704,704

2000
Net sales	$2,062,306		$361,649		$219,053	$2,643,008
Impairment and restructuring	18,073		6,645		3,036	27,754
Income (loss) before income taxes	84,988	(4)	(35,065	)(2)	20,674	70,597
Non-current assets	1,391,080		204,135		70,348	1,665,563

1999
Net sales	$1,922,092		$364,380		$208,562	$2,495,034
Impairment and restructuring	-0-		-0-		-0-	-0-
Income (loss) before income taxes	112,556		(28,936)		15,371	98,991
Non-current assets	1,303,980		240,020		63,792	1,607,792

(1)	Excluding $30,054,000 of impairment and restructuring costs and reorganization costs of $4,704,000, Europe’s loss before income taxes equals $27,660,000 in 2001.

(2)	Excluding $6,645,000 of impairment and restructuring costs and reorganization costs of $3,444,000, Europe’s loss before income taxes equals $24,976,000 in 2000.

(3)	Excluding $24,104,000 of impairment and restructuring costs and reorganization costs of $7,718,000, United States’ income before income taxes equals $56,187,000 in 2001.

(4)	Excluding $18,073,000 of impairment and restructuring costs and reorganization costs of $7,757,000, United States’ income before income taxes equals $110,818,000 in 2000.

Segment Financial Information	2001	2000	1999

	(Thousands of dollars)
Automotive Bearings
Net sales to external customers	$751,029	$839,838	(5)
Depreciation and amortization	36,381	35,344
Impairment and restructuring charges	27,270	1,143
Receipt of U.S. Continued Dumping and Subsidy Offset Act (CDSOA) payment	2,989	-0-
(Loss) earnings before interest and taxes	(39,939)	24,595
Capital expenditures	36,427	50,540

Industrial Bearings
Net sales to external customers	$882,279	$923,477	(5)
Depreciation and amortization	48,314	48,197
Impairment and restructuring charges	25,671	11,499
Receipt of CDSOA payment	28,030	-0-
Earnings before interest and taxes	32,144	54,304
Capital expenditures	34,646	59,382

THE TIMKEN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Segment Financial Information	2001	2000	1999

	(Thousands of dollars)
Total Bearings
Net sales to external customers	$1,633,308	$1,763,315	$1,759,871
Depreciation and amortization	84,695	83,541	83,255
Impairment and restructuring charges	52,941	12,642	-0-
Receipt of CDSOA payment	31,019	-0-	-0-
(Loss) earnings before interest and taxes	(7,795)	78,899	80,548
Capital expenditures	71,073	109,922	116,569
Assets employed at year-end	1,628,160	1,577,307	1,476,545

Steel
Net sales to external customers	$813,870	$879,693	$735,163
Intersegment sales	146,492	196,500	211,870
Depreciation and amortization	67,772	67,506	66,694
Impairment and restructuring charges	1,748	15,112	-0-
Earnings before interest and taxes	9,345	19,349	44,039
Capital expenditures	31,274	52,795	56,653
Assets employed at year-end	904,924	986,798	964,773

Total
Net sales to external customers	$2,447,178	$2,643,008	$2,495,034
Depreciation and amortization	152,467	151,047	149,949
Impairment and restructuring charges	54,689	27,754	-0-
Receipt of CDSOA payment	31,019	-0-	-0-
Earnings before interest and taxes	1,550	98,248	124,587
Capital expenditures	102,347	162,717	173,222
Assets employed at year-end	2,533,084	2,564,105	2,441,318

Income Before Income Taxes
Total EBIT for reportable segments	$1,550	$98,248	$124,587
Interest expense	(33,401)	(31,922)	(27,225)
Interest income	2,109	3,479	3,096
Intersegment adjustments	2,859	792	(1,467)

(Loss) income before income taxes	$(26,883)	$70,597	$98,991

(5)	It is impracticable for the company to restate 1999 segment financial information into Automotive Bearings and Industrial Bearings as this structure was not in place at that time.

      The Company evaluates operating performance based on each segment’s profit before interest and income taxes. Therefore, interest expense and interest income are maintained at a corporate level and are not shown on a segmented basis.

THE TIMKEN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13.     Income Taxes

      The provision (credit) for income taxes consisted of the following:

	2001		2000		1999

	Current	Deferred	Current	Deferred	Current	Deferred

	(Thousands of dollars)
United States:
Federal	$(18,523)	$22,620	$(1,093)	$13,093	$9,988	$20,884
State and local	2,332	(628)	1,775	(995)	(552)	2,835
Foreign	7,961	1,021	13,442	(1,513)	6,171	(2,959)

	$(8,230)	$23,013	$14,124	$10,585	$15,607	$20,760

      The company made income tax payments of approximately $7,210,000 in 2001; $17,520,000 in 2000; and $14,760,000 in 1999. Taxes paid differ from current taxes provided, primarily due to the timing of payments.

      The effect of temporary differences giving rise to deferred tax assets and liabilities at December 31, 2001 and 2000 was as follows:

	2001	2000

	(Thousands of dollars)
Deferred tax assets:
Accrued postretirement benefits cost	$170,975	$159,014
Accrued pension cost	67,571	31,920
Benefit accruals	18,473	25,603
Tax loss and credit carryforwards	33,787	16,439
Other — net	12,754	12,960
Valuation allowance	(34,756)	(18,084)

	268,804	227,852
Deferred tax liability — depreciation	(198,746)	(196,500)

Net deferred tax asset	$70,058	$31,352

THE TIMKEN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Following is the reconciliation between the provision for income taxes and the amount computed by applying U.S. federal income tax rate of 35% to income before taxes:

	2001	2000	1999

	(Thousands of dollars)
Income tax (credit) at the statutory federal rate	$(9,409)	$24,709	$34,647
Adjustments:
State and local income taxes, net of federal tax benefit	1,107	507	1,484
Tax on foreign remittances	476	1,617	1,216
Non-deductible unrealized exchange losses	779	587	1,548
Foreign tax credits	-0-	(2,702)	(2,205)
Losses without current tax benefits	20,854	5,177	-0-
Settlements and claims for prior years	-0-	(5,125)	-0-
Valuation allowance	(723)	(1,402)	-0-
Other items	1,699	1,341	(323)

Provision for income taxes	$14,783	$24,709	$36,367

Effective income tax rate	N/A	35%	37%

THE TIMKEN COMPANY

CONSOLIDATED CONDENSED BALANCE SHEETS

	Sept. 30	Dec. 31
	2002	2001

	(Thousands of dollars)

	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$36,812	$33,392
Accounts receivable, less allowances, (2002 — $16,250; 2001 — $14,715)	376,416	307,759
Refundable income taxes	—	15,103
Deferred income taxes	42,790	42,895
Inventories (Note 2)	464,394	429,231

Total Current Assets	920,412	828,380
Property, Plant and Equipment	2,951,614	2,971,793
Less allowances for depreciation	1,714,207	1,666,448

	1,237,407	1,305,345
Goodwill (Note 8)	129,526	150,041
Deferred income taxes	23,207	27,164
Intangible pension asset	136,382	136,118
Other assets	95,109	86,036

Total Assets	$2,542,043	$2,533,084

LIABILITIES
Current Liabilities
Accounts payable and other liabilities	$263,303	$258,001
Short-term debt and commercial paper	131,432	128,864
Accrued expenses	272,242	254,291

Total Current Liabilities	666,977	641,156
Noncurrent Liabilities
Long-term debt (Note 3)	350,515	368,151
Accrued pension cost	270,179	317,297
Accrued postretirement benefits cost	413,319	406,568
Other noncurrent liabilities	21,980	18,177

Total Noncurrent Liabilities	1,055,993	1,110,193
Shareholders’ Equity (Note 4)
Common stock	309,728	248,863
Earnings invested in the business	736,212	757,410
Accumulated other comprehensive loss	(226,867)	(224,538)

Total Shareholders’ Equity	819,073	781,735
Total Liabilities and Shareholders’ Equity	$2,542,043	$2,533,084

THE TIMKEN COMPANY

CONSOLIDATED STATEMENTS OF INCOME

	Nine Months Ended		Three Months Ended

	Sept. 30 2002	Sept. 30 2001	Sept. 30 2002	Sept. 30 2001

	(Thousands of dollars, except per share data)
	(Unaudited)
Net sales	$1,905,177	$1,873,603	$628,591	$577,698
Cost of products sold	1,550,972	1,553,555	517,329	486,747

Gross Profit	354,205	320,048	111,262	90,951
Selling, administrative and general expenses	266,379	276,655	87,382	86,828
Impairment and restructuring charges	24,986	49,405	7,703	24,639

Operating Income (Loss)	62,840	(6,012)	16,177	(20,516)
Interest expense	(23,996)	(25,813)	(8,072)	(8,432)
Interest income	991	1,670	294	573
Other expense	(12,490)	(5,371)	(3,415)	(2,476)

Income (Loss) Before Income Taxes and Cumulative Effect of Accounting Changes	27,345	(35,526)	4,984	(30,851)
Provision (benefit) for income taxes (Note 6)	12,360	7,358	3,147	(319)

Income (Loss) Before Cumulative Effect of Change in Accounting Principle	14,985	(42,884)	1,837	(30,532)
Cumulative effect of change in accounting principle (net of income tax benefit of $7,786)	(12,702)	—	(12,702)	—
Net Income (Loss)	$2,283	$(42,884)	$(10,865)	$(30,532)

Earnings Per Share:
Income (loss) before cumulative effect of change in accounting principle	$0.25	$(0.71)	$0.03	$(0.51)
Cumulative effect of change in accounting principle	$(0.21)	$—	$(0.21)	$—
Earnings Per Share*	$0.04	$(0.71)	$(0.18)	$(0.51)
Earnings Per Share — assuming dilution:
Income (loss) before cumulative effect of change in accounting principle	$0.25	$(0.71)	$0.03	$(0.51)
Cumulative effect of change in accounting principle	$(0.21)	$—	$(0.21)	$—
Earnings Per Share — assuming dilution**	$0.04	$(0.71)	$(0.18)	$(0.51)
Dividends Per Share	$0.39	$0.54	$0.13	$0.18

* Average shares outstanding	60,459,277	59,979,699	61,091,924	59,958,690
** Average shares outstanding — assuming dilution	60,998,543	60,156,778	61,430,256	60,086,662

THE TIMKEN COMPANY AND SUBSIDIARIES

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS

	Nine Months Ended

	Sept. 30	Sept. 30
	2002	2001

	(Thousands of dollars)
	(Unaudited)
CASH PROVIDED (USED)
Operating Activities
Net Income (Loss)	$2,283	$(42,884)
Adjustments to reconcile net income to net cash provided by operating activities:
Cumulative effect of accounting change	12,702	—
Depreciation and amortization	110,956	114,015
Provision (credit) for deferred income taxes	23,557	(7,196)
Stock issued in lieu of cash to employee benefit plans	4,628	1,319
Non-cash portion of impairment and restructuring charges	(13,368)	40,344
Changes in operating assets and liabilities:
Accounts receivable	(64,254)	(20,809)
Inventories	(35,222)	22,003
Other assets	(6,766)	(26,297)
Accounts payable and accrued expenses	46,094	(49,773)
Foreign currency translation	8,446	4,801

Net Cash Provided by Operating Activities	89,056	35,523
Investing Activities
Purchases of property, plant and equipment — net	(33,849)	(61,832)
Acquisitions	(6,751)	(1,170)

Net Cash Used by Investing Activities	(40,600)	(63,002)
Financing Activities
Cash dividends paid to shareholders	(23,481)	(32,388)
Purchase of treasury shares	—	(2,795)
Payments on long-term debt	(36,872)	(1,487)
Proceeds from issuance of long-term debt	—	76,110
Short-term debt activity — net	14,462	4,828

Net Cash (Used) Provided by Financing Activities	(45,891)	44,268
Effect of exchange rate changes on cash	855	(1,801)
Increase in Cash and Cash Equivalents	3,420	14,988
Cash and Cash Equivalents at Beginning of Period	33,392	10,927

Cash and Cash Equivalents at End of Period	$36,812	$25,915

THE TIMKEN COMPANY

NOTES TO FINANCIAL STATEMENTS

Note 1 — Basis of Presentation

      The accompanying consolidated condensed financial statements (unaudited) for the Timken Company (the “company”) have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) and disclosures considered necessary for a fair presentation have been included. For further information, refer to the consolidated financial statements and footnotes included in the company’s Annual Report on Form 10-K for the year ended December 31, 2001. Certain amounts have been reclassified to conform with current year presentation.

Note 2 — Inventories

	9/30/02	12/31/01

	(Thousands of dollars)
Finished products	$188,254	$180,533
Work-in-process and raw materials	241,708	212,040
Manufacturing supplies	34,432	36,658

	$464,394	$429,231

      An actual valuation of inventory under the LIFO method can be made only at the end of each year based on the inventory levels and costs at that time. Accordingly, interim LIFO calculations must necessarily be based on management’s estimates of expected year-end inventory levels and costs. Because these are subject to many forces beyond management’s control, interim results are subject to the final year-end LIFO inventory valuation.

Note 3 — Long-term Debt

	9/30/02	12/31/01

	(Thousands of dollars)
State of Ohio Pollution Control Revenue Refunding Bonds, maturing on July 1, 2003. The variable interest rate is tied to the bank’s tax exempt weekly interest rate. The rate at September 30, 2002 is 1.70%	$17,000	$17,000
State of Ohio Water Development Revenue Refunding Bond, maturing on May 1, 2007. The variable interest rate is tied to the bank’s tax exempt weekly interest rate. The rate at September 30, 2002 is 1.70%	8,000	8,000
State of Ohio Air Quality and Water Development Revenue Refunding Bonds, maturing on November 1, 2025. The variable interest rate is tied to the bank’s tax exempt weekly interest rate. The rate at September 30, 2002 is 1.70%	21,700	21,700
State of Ohio Water Development Authority Solid Waste Revenue Bonds, maturing on July 1, 2032. The variable interest rate is tied to the bank’s tax exempt weekly interest rate. The rate at September 30, 2002 is 1.75%	24,000	24,000
Fixed Rate Medium-Term Notes, Series A, due at various dates through May, 2028 with interest rates ranging from 6.20% to 7.76%	292,000	327,000
Other	11,359	12,885

	374,059	410,585
Less: Current Maturities	23,544	42,434

	$350,515	$368,151

THE TIMKEN COMPANY

NOTES TO FINANCIAL STATEMENTS — (Continued)

Note 4 — Shareholders’ Equity

	9/30/02	12/31/01

	(Thousands of dollars)
Class I and Class II serial preferred stock without par value:
Authorized — 10,000,000 shares each class; Issued — none	$—	$—
Common Stock without par value:
Authorized — 200,000,000 shares; Issued (including shares in treasury) 2002 — 63,315,670 shares, 2001 — 63,082,626 shares
Stated Capital	53,064	53,064
Other paid-in capital	256,664	256,423
Less cost of Common Stock in treasury; 2001 — 3,226,544 shares	—	60,624

	$309,728	$248,863

      An analysis of the change in capital and earnings invested in the business is as follows:

	Common Stock
			Earnings	Accumulated
		Other	Invested	Other
	Stated	Paid-In	in the	Comprehensive	Treasury
	Capital	Capital	Business	Loss	Stock	Total

	(Thousands of dollars)
Balance December 31, 2001	$53,064	$256,423	$757,410	$(224,538)	$(60,624)	$781,735
Net Income			2,283			2,283
Foreign currency translation adjustment				(2,721)		(2,721)
Change in fair value of derivative financial instruments				(123)		(123)
Reclassification adjustments — contract settlements				515		515

Total comprehensive loss						(46)
Dividends — $.39 per share			(23,481)			(23,481)
Stock Options, employee benefit and dividend reinvestment plans:
Treasury — issued 459,589 shares		(2,234)			8,619	6,385
Treasury — acquired 0 shares
Pension Contribution Treasury — issued 2,766,955 shares					52,005	52,005
Common Stock — issued 233,045 shares		2,475				2,475

Balance September 30, 2002	$53,064	$256,664	$736,212	$(226,867)	$—	$819,073

      The total comprehensive loss for the three months ended September 30, 2002 and 2001 was $ 17,759,000 and $31,832,000, respectively. Total comprehensive loss for the nine months ended September 30, 2001 was $56,118,000.

THE TIMKEN COMPANY

NOTES TO FINANCIAL STATEMENTS — (Continued)

Note 5 — Impairment and Restructuring Charges

      In April 2001, the company announced a strategic global refocusing of its manufacturing operations to establish a foundation for accelerating the company’s growth initiatives. This second phase of the company’s transformation includes creating focused factories for each product line or component, replacing specific manufacturing processes with state-of-the-art processes through the company’s global supply chain, rationalizing production to the lowest total cost plants in the company’s global manufacturing system and implementing lean manufacturing process redesign. The company also announced its intention to close bearing plants in Columbus, Ohio and Duston, England, and to sell a tooling plant in Ashland, Ohio. The Columbus bearing plant ceased manufacturing operations in November 2001 while the Duston plant ceased manufacturing operations at the end of September 2002. Additionally, on June 30, 2002, the company sold its Ashland plant to Ashland Precision Tooling, LLC. To implement these actions, the company is expecting to take approximately $100 — $110 million in severance, impairment and implementation charges from 2001 through the end of 2002.

      The company targeted an annualized pretax rate of savings of approximately $100 million by the end of 2004 as a result of this program. Through September 30, 2002, the company achieved estimated annual savings of $70 million.

      The following chart details the breakdown by segment of the $7.7 million in restructuring and impairment charges incurred during the three months ended September 30, 2002 (in millions of dollars):

	Auto	Industrial	Steel	Total

Restructuring:
Separation costs	$0.3	$0.9	$—	$1.2
Exit costs	0.4	—	—	0.4

	$0.7	$0.9	$—	$1.6
Impaired assets:
Property, plant and equipment	$1.1	$1.6	$—	$2.7
Special Charges:
SFAS No. 88/ 106 Curtailment	$0.8	$2.0	$0.9	$3.7
Reversal of Separation Cost	$(0.1)	$(0.2)	$—	$(0.3)

	$2.5	$4.3	$0.9	$7.7

      The third quarter 2002 Automotive Bearings Business impaired assets charge related to the Duston plant closure. The Industrial Bearings Business impaired assets charge related to the Columbus plant closure. The majority of the Automotive and Industrial restructuring costs also related to the Duston and Columbus plant closures, respectively. Third quarter 2002 charges also included severance for Columbus associates and special curtailment expenses (pension and postretirement benefits) related to associates involved in the sale of the Ashland plant and the salaried workforce reduction. The reversals of separation cost in the third quarter of 2002 related to associates who were previously included in the severance accrual but for whom severance will not be paid, as these associates subsequently retired or found other employment. Implementation charges for the quarter ended September 30, 2002 totaled $4.4 million. Of these charges, $2.1 million were classified as cost of products sold and $2.3 million as selling, administrative and general expenses. Cumulative restructur-

THE TIMKEN COMPANY

NOTES TO FINANCIAL STATEMENTS — (Continued)

ing and impairment charges related to the second phase of restructuring as of September 30, 2002 by segment, are as follows (in millions of dollars):

	Auto	Industrial	Steel	Total
Restructuring:
Separation costs	$26.9	$5.5	$1.5	$33.9
Exit costs	1.9	1.0	—	2.9

	$28.8	$6.5	$1.5	$36.8
Impaired assets:
Property, plant and equipment	$15.2	$2.5	$—	$17.7
Special Charges:
SFAS No. 88/ 106 Curtailment	$0.8	$18.8	$0.9	$20.5
Reversal of Separation Cost	$(0.5)	$(0.6)	$(0.2)	$(1.3)

	$44.3	$27.2	$2.2	$73.7

      Cumulative implementation charges related to the second phase of restructuring totaled $22.3 million as of September 30, 2002. Of these charges, $11.3 million were classified as cost of products sold and $11.0 million were classified as selling, administrative and general expenses. As of September 30, 2002, the remaining severance accrual balance was $6.8 million including $0.6 million in additional expense incurred during the third quarter, offset by the accrual reversal and foreign currency adjustments of $0.1 million. Total payments made during the third quarter of 2002 totaled $4.9 million.

      From the announcement of the restructuring initiatives in April 2001 to September 30, 2002, 1,682 associates left the company as a result of the restructuring and salaried workforce reduction. Of that number, 1,214 people were from the Duston and Columbus plants, Canton bearing plants, Canadian Timken Ltd., and associates included in the worldwide salaried workforce for whom severance has been paid. In addition, 78 associates left the company as a consequence of the sale of the Ashland plant. The remaining 390 associates have retired or voluntarily left the company as of September 30, 2002, and their positions have been eliminated.

Note 6 — Income Tax Provision

	Nine Months Ended		Three Months Ended

	Sept. 30	Sept. 30	Sept. 30	Sept. 30
	2002	2001	2002	2001

	(Thousands of dollars)
U.S.
Federal	$6,877	$3,292	$1,001	$(1,949)
State & Local	1,688	(395)	551	104
Foreign	3,795	4,461	1,595	1,526

	$12,360	$7,358	$3,147	$(319)

      Taxes provided exceed the U.S. statutory rate primarily due to foreign losses without current tax benefits.

THE TIMKEN COMPANY

NOTES TO FINANCIAL STATEMENTS — (Continued)

Note 7 — Segment Information

	Nine Months Ended		Three Months Ended

	Sept. 30	Sept. 30	Sept. 30	Sept. 30
	2002	2001	2002	2001

	(Thousands of Dollars)
Automotive Bearings
Net sales to external customers	$630,009	$565,761	$207,136	$176,518
Depreciation and amortization	25,817	27,112	8,624	9,053
Goodwill Amortization	—	69	—	23
Impairment and restructuring charges	17,011	23,858	2,550	23,597
Loss before interest and taxes	(3,644)	(34,557)	(3,081)	(32,351)
Industrial Bearings
Net sales to external customers	$658,230	$678,041	$217,232	$214,130
Depreciation and amortization	34,451	32,606	11,669	10,627
Goodwill Amortization	—	3,613	—	1,201
Impairment and restructuring charges	7,226	24,343	4,330	641
Earnings before interest and taxes	23,857	4,422	11,953	6,186
Steel
Net sales to external customers	$616,938	$629,801	$204,223	$187,050
Intersegment sales	123,655	114,484	42,623	35,007
Depreciation and amortization	50,606	49,683	16,725	16,579
Goodwill Amortization	—	932	—	311
Impairment and restructuring charges	749	1,205	823	402
Earnings before interest and taxes	31,530	16,522	4,769	911
Profit Before Taxes
Total EBIT for reportable segments	51,743	(13,613)	13,641	(25,254)
Interest expense	(23,996)	(25,813)	(8,072)	(8,432)
Interest income	991	1,670	294	573
Intersegment adjustments	(1,393)	2,230	(879)	2,262
Income (loss) before income taxes	27,345	(35,526)	4,984	(30,851)

Note 8 — Change in Method of Accounting

      Effective January 2002, the company adopted Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets.” In accordance with SFAS No. 142, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed at least annually for impairment. The application of the nonamortization provisions is expected to result in an increase in annual net income of $6.1 million (pre-tax), of which $1.5 million (pre-tax) is related to the third quarter. Changes in the estimated useful lives of intangible assets will not result in a material change to net income. Intangible assets that are separable and have a definite life will continue to be amortized over the estimated useful lives.

      In accordance with the adoption of SFAS No. 142, the company evaluated the impairment of indefinite lived intangible assets and determined that none were impaired based on estimations in market value. Fair value of each of the company’s five reporting units was determined by discounted cash flows and validated with various market-comparable approaches. Based on the results of this review, the company recorded a transitional impairment loss of $12.7 million, net of an income tax benefit of $7.8 million, which relates to the

THE TIMKEN COMPANY

NOTES TO FINANCIAL STATEMENTS — (Continued)

Specialty Steel Business. The transitional impairment loss was recorded in the third quarter as a non-cash charge and reflected as the cumulative effect of a change in accounting principle.

      Prior to the adoption of SFAS No. 142, amortization expense was recorded for goodwill and other intangible assets. The following table reflects reported net income for the third quarter and first nine months of 2002 adjusted for purposes of comparison:

	Nine Months Ended		Three Months Ended

	Sept. 30	Sept. 30	Sept. 30	Sept. 30
	2002	2001	2002	2001

	(Thousands of Dollars)
Reported net income (loss)	$2,283	$(42,884)	$(10,865)	$(30,532)
Plus: Goodwill and indefinite lived intangible asset amortization, net of tax	—	3,156	—	726

Adjusted net income (loss)	$2,283	$(39,728)	$(10,865)	$(29,806)

Earnings per share (basic and diluted):
Reported net income (loss)	$0.04	$(0.71)	$(0.18)	$(0.51)
Plus: Goodwill and indefinite lived intangible asset amortization, net of tax	—	0.05	—	0.01

Adjusted net income (loss)	$0.04	$(0.66)	$(0.18)	$(0.50)

      The changes in the carrying amount of goodwill and indefinite lived intangible assets for the quarter ended September 30, 2002 are as follows:

	Balance			Balance
	12/31/01	Impairment	Other	9/30/02

	(Thousands of dollars)
Goodwill:
Automotive	$1,577	$—	$(71)	$1,506
Industrial	120,426	—	(805)	119,621
Steel	28,038	(20,488)	849	8,399

	$150,041	$(20,488)	$(27)	$129,526

      The indefinite lived intangible assets are immaterial. Total intangible assets at September 30 were $134.7 million, of which unamortizable assets were $130.6 million, consisting primarily of goodwill and industrial license agreements, with the remaining primarily being amortizable industrial land use rights.

Note 9 — Subsequent Event

      On October 16, 2002, the company announced that it had reached an agreement with Ingersoll-Rand Company Limited to acquire its Engineered Solutions business, including certain operating assets and its subsidiary, The Torrington Company, a leading worldwide producer of needle roller, heavy duty roller and ball bearings and motion control components and assemblies, for cash and stock valued at approximately $840 million. Under the terms of the agreement, Ingersoll-Rand will receive approximately $700 million in cash and $140 million worth of the company’s common stock. The transaction, which is subject to antitrust clearance, successful completion of debt and equity financing, and customary closing conditions, is expected to close during the first quarter of 2003.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Directors of Ingersoll-Rand Company Limited

In our opinion, the accompanying combined balance sheet and the related combined statements of income, Ingersoll-Rand Limited investment and cash flows present fairly, in all material respects, the financial position of the Ingersoll-Rand Engineered Solutions Business (the “Business”), an operating business unit of Ingersoll-Rand Company Limited (“IR”), at December 31, 2000 and 2001, and the combined results of its operations and cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the management of the Business; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP

Hartford, Connecticut

June 26, 2002

TORRINGTON

COMBINED BALANCE SHEET

December 31, 2001 and 2000

	2001	2000

	(In thousands)
Assets
Current assets:
Cash and cash equivalents	$10,760	$15,298
Accounts and notes receivable, less allowance for doubtful accounts of $2,094 in 2001 and $1,982 in 2000	123,017	84,559
Inventories	152,387	128,047
Prepaid expenses	10,880	8,684
Due from affiliates	94,863	103,462
Deferred income taxes	23,943	33,464

	415,850	373,514
Investments in and advances with partially owned equity companies	104,466	127,227
Property, plant and equipment:
Land, buildings and improvements	135,203	130,903
Machinery and equipment	517,928	490,474

	653,131	621,377
Less — accumulated depreciation	308,086	296,273

	345,045	325,104
Intangible assets, net	6,381	2,773
Deferred income taxes	86,404	81,419
Other assets	55,216	48,949

Total assets	$1,013,362	$958,986

Liabilities and Business Equity
Current liabilities:
Accounts payable and accruals	$244,774	$193,514
Due to affiliates	131,877	82,569
Loans	15,811	26,232

	392,462	302,315
Due to affiliates	198,700	198,700
Deferred income taxes	38,577	35,709
Long term debt	603	207
Other liabilities	212,432	210,304

Total liabilities	842,774	747,235

Commitments and contingencies (Note 9)
Business equity:
Ingersoll-Rand Company Limited investment	197,322	229,209
Accumulated other comprehensive income	(26,734)	(17,458)

Business equity	170,588	211,751

Total liabilities and Business equity	$1,013,362	$958,986

See accompanying notes to combined financial statements.

TORRINGTON

COMBINED STATEMENT OF INCOME

For the years ended December 31, 2001, 2000 and 1999

	2001	2000	1999

	(In thousands)
Net sales, third parties	$1,077,816	$1,185,360	$1,229,456
Sales to IR affiliates	10,896	8,844	6,809

Total net sales	1,088,712	1,194,204	1,236,265
Cost of goods sold	885,009	921,054	953,445
Administrative, selling and service engineering expense	85,100	90,931	94,777
Restructuring charges	19,338	10,999	11,351
Allocated IR costs	21,812	21,417	21,745

Operating income	77,453	149,803	154,947
Interest expense	18,306	19,650	20,526
Other income(expense), net	25,209	10,588	(4,436)

Earnings before income taxes	84,356	140,741	129,985
Provision for income taxes	36,537	50,664	54,875

Net earnings	$47,819	$90,077	$75,110

See accompanying notes to combined financial statements.

TORRINGTON

COMBINED STATEMENT OF CASH FLOWS

For the years ended December 31, 2001, 2000 and 1999

	2001	2000	1999

	(In thousands)
Cash flows from operating activities:
Net earnings	$47,819	$90,077	$75,110
Adjustments to arrive at net cash provided by operating activities:
Restructuring charges	19,338	10,999	11,351
Depreciation and amortization	44,372	43,746	51,109
Gain on sale of businesses	—	(5,727)	—
Loss/(gain) on sale of property, plant and equipment	422	233	(3,234)
Equity earnings/losses, net	(862)	(2,660)	540
Deferred income taxes	7,531	15,344	2,461
Changes in assets and liabilities:
(Increase) decrease in:
Accounts and notes receivable	(7,395)	25,265	(19,499)
Inventories	7,602	(18,603)	16,374
Other assets	(2,752)	(11,901)	(10,904)
(Decrease) increase in:
Accounts payable and accruals	(15,343)	(21,700)	16,150
Other liabilities	2,901	(3,321)	(2,218)

Net cash provided by operating activities	103,633	121,752	137,240

Cash flows from investing activities:
Capital expenditures	(42,237)	(36,578)	(52,140)
Proceeds from sales of property, plant and equipment	1,805	3,965	7,489
Proceeds from business dispositions	—	37,331	—
Acquisition, net of cash*	(17,488)	—	—
Cash (invested in) or advances (to) from equity companies	3,529	15,822	(1,038)

Net cash (used in) provided by investing activities	(54,391)	20,540	(45,689)

Cash flows from financing activities:
(Decrease) increase in borrowings	(29,769)	14,882	(5,069)
Changes in due to (from) IR affiliates	56,884	(24,989)	(51,806)
Change in IR investment	(79,706)	(123,232)	(39,373)

Net cash used in financing activities	(52,591)	(133,339)	(96,248)

Effect of exchange rate changes on cash and cash equivalents	(1,189)	(527)	(384)

Net increase (decrease) in cash and cash equivalents	(4,538)	8,426	(5,081)
Cash and cash equivalents — beginning of year	15,298	6,872	11,953

Cash and cash equivalents — end of year	$10,760	$15,298	$6,872

*Acquisition
Working capital, other than cash	$4,917
Property, plant and equipment	(23,406)
Intangibles and other assets	1,001

Net cash used to acquire business	$(17,488)

See accompanying notes to combined financial statements.

TORRINGTON

COMBINED STATEMENT OF CHANGES

IN INGERSOLL-RAND COMPANY LIMITED INVESTMENT
For the years ended December 31, 2002, 2000 and 1999

	Ingersoll	Accumulated
	Rand	Other	Total
	Company	Comprehensive	Comprehensive
	Limited	Income	Income
	Investment	(Loss)	(Loss)	Total

	(In thousands)
At January 1, 1999	$226,627	$3,166		$229,793
Decrease in IR Investment	(39,373)			(39,373)
Net income	75,110		$75,110
Other comprehensive income (loss):
Minimum pension liability		(462)	(462)
Currency translation		4,985	4,985

Total comprehensive income			$79,633	79,633

At December 31, 1999	262,364	7,685		270,053
Decrease in IR Investment	(123,232)			(123,232)
Net income	90,077		$90,077
Other comprehensive income (loss):
Minimum pension liability		(1,756)	(1,756)
Currency translation		(23,391)	(23,391)

Total comprehensive income			$64,930	$64,930

At December 31, 2000	229,209	(17,458)		211,751
Decrease in IR Investment	(79,706)			(79,706)
Net income	47,819		$47,819
Other comprehensive income (loss):
Minimum pension liability		951	951
Currency translation		(10,227)	(10,227)

Total comprehensive income			$38,543	38,543

At December 31, 2001	$197,322	$(26,734)		$170,588

See accompanying notes to combined financial statements.

TORRINGTON

NOTES TO COMBINED FINANCIAL STATEMENTS

(All amounts in thousands)

Note 1 — Business Activities and Basis of Presentation:

      The Ingersoll-Rand Engineered Solutions Business (the Business) is engaged in the design, manufacture, sale and service of precision bearing products and motion control components and assemblies. The Business’ principal products include needle and roller bearings and other precision components. Throughout the period, the Business was treated as an operating business unit of Ingersoll-Rand Company Limited (IR). Historically, separate financial statements had not been prepared for the Business.

      The Business is a wholly owned operating business unit of IR. The accompanying combined financial statements were prepared to show the historical operating results of the entities comprising the Business. The combined financial statements of the Business include the results of bearing and precision components operations of the following entities, but exclude investments held by these entities in other IR affiliates that do not participate in engineered solutions operations:

Legal Entities	Country of Incorporation

The Torrington Company	United States
Torrington Holdings Inc.	United States
Kilian Manufacturing Corporation	United States
Torrington Inc.	Canada
Torrington Wuxi Bearings Company, Limited	China
Torrington France S.A.R.L	France
Torrington GmbH	Germany
Torrington Nadellager GmbH	Germany
Industrias del Rodamiento, S.A.	Spain
Torrington Sales Limited	Switzerland
The Torrington Company, Limited	United Kingdom
Torrington Ceska Republika s.r.o	Czech Republic
Nadella S.A.	France
Nadella Industries S.A.	France
Nadella UK Limited	United Kingdom
Nadella GmbH	Germany
Nadella S.A.	Switzerland
Nadella S.p.A	Italy
Societe Belge de Roulements a Aiguilles Nadella	Belgium

Operating Business Units of IR Entities	Country of Operations

Engineered Solutions Operating Business Unit of Ingersoll-Rand Canada Inc.	Canada
Engineered Solutions Operating Business Unit of Ingersoll-Rand (Australia) Ltd.	Australia
Engineered Solutions Operating Business Unit of Ingersoll-Rand do Brasil Ltda.	Brazil
Engineered Solutions Operating Business Unit of Ingersoll-Rand Machinery (Shanghai) Company Limited	China
Engineered Solutions Operating Business Unit of Ingersoll-Rand S.A. de C.V.	Mexico

      The combined financial statements were prepared using IR’s historical basis in the assets and liabilities of the Business. Changes in indebtedness between the Business and IR are reflected as part of the IR investment account in the accompanying combined balance sheet.

TORRINGTON

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

      The combined financial statements include all revenues, costs, assets and liabilities directly attributable to the Business. Allocation of costs for facilities, functions and certain services performed by IR organizations for the Business, including environmental and other risk management, internal audit, transportation services, administration of benefit and insurance programs and certain tax, legal, accounting and treasury functions have been made on the basis described in Note 3. All of the allocations and estimates in the combined financial statements are based on assumptions that the management of the Business and IR believe are reasonable in the circumstances. The Business’ financial information included herein is not necessarily indicative of the financial position, results of operations and cash flows of the Business in the future or indicative of the results that would have been reported if the Business had operated as an unaffiliated enterprise.

Note 2 — Summary of Significant Accounting Policies:

      A summary of significant accounting policies used in the preparation of the accompanying financial statements follows:

      Principles of Combination: The combined financial statements include the accounts and activities of the Business. Partially owned equity companies are accounted for under the equity method. All material intercompany transactions between operations included in the combined financial statements have been eliminated in combination. Transactions between the Business and IR and its affiliates are herein referred to as “related party” or “affiliated” transactions. Such transactions have not been eliminated.

      The preparation of combined financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts for revenues and expenses during the reporting periods. Actual results could differ from those estimates.

      Cash Equivalents: The Business considers all highly liquid investments, consisting primarily of time deposits and commercial paper with maturities of three months or less when purchased, to be cash equivalents.

      Inventories: Inventories are stated at cost, which is not in excess of market. Cost is based on the first-in, first-out (FIFO) method for precision components inventories, while for all others, cost is determined on the last-in, first-out (LIFO) method.

      Property, Plant and Equipment: Property, plant and equipment are stated at cost, less accumulated depreciation. The Business principally uses accelerated depreciation methods for assets placed in service prior to December 31, 1994. Assets acquired subsequent to that date are depreciated using the straight-line method over their estimated useful lives. At December 31, 2001 and 2000, gross land and buildings totaled $135,203 and $130,903 respectively, while gross machinery and equipment totaled $517,928 and $490,474, respectively. Accumulated depreciation at December 31, 2001 and 2000 was $308,086 and $296,273, respectively. Depreciation expense for 2001, 2000 and 1999 was $44,252, $43,642 and $51,000, respectively.

      Goodwill: Goodwill, net, was $4,161 and $800 at December 31, 2001 and 2000, respectively. Accumulated amortization amounted to $485 and $443 at December 31, 2001 and 2000, respectively. In accordance with Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets,” goodwill associated with acquisitions consummated after June 30, 2001 is not being amortized. For acquisitions prior to July 1, 2001 goodwill was amortized on a straight-line basis over periods not to exceed 40 years through December 31, 2001. Amortization expense related to goodwill was $27 for 2001, 2000 and 1999.

      Income Taxes: The U.S. operations of the Business are included in a consolidated U.S. federal income tax return. The provision for income taxes has been prepared as if a separate U.S. federal income tax return

TORRINGTON

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

had been filed by the Business for its U.S. operations. The provision for income taxes of international operations has been similarly prepared. Deferred taxes are provided on temporary differences between assets and liabilities for financial reporting and tax purposes as measured by enacted tax rates expected to apply when temporary differences are settled or realized. A valuation allowance is established for deferred tax assets for which realization is not likely. U.S. federal income taxes are paid on behalf of the Business and reflects the funding through the IR investment account.

      Environmental Costs: Environmental expenditures relating to current operations are expensed or capitalized as appropriate. Expenditures relating to existing conditions caused by past operations, which do not contribute to current or future revenues, are expensed. Costs to prepare environmental site evaluations and feasibility studies are accrued when the Business commits to perform them. Liabilities for remediation costs are recorded when they are probable and reasonably estimable, generally no later than the completion of feasibility studies or the Business’ commitment to a plan of action. The assessment of this liability, which is calculated based on existing technology, does not reflect any offset for possible recoveries from insurance companies and is not discounted.

      Revenue Recognition: Revenues are recognized on sales of product at the time the goods are shipped and title has passed to the customer or when services are performed. Provisions for discounts and rebates to customers and other adjustments are provided for at the time of sale as a reduction of revenue.

      Research and Development Costs: Research and development expenditures, including qualifying engineering costs, are expensed when incurred and amounted to $25,617 in 2001, $24,928 in 2000 and $28,295 in 1999.

      Comprehensive Income: Comprehensive income includes net income, foreign currency translation adjustments, minimum pension liabilities and amounts relating to cash flow hedges.

      Foreign Currency: Assets and liabilities of non-U.S. entities have been translated at year-end exchange rates, and income and expenses have been translated using weighted average-for-the-year exchange rates. Adjustments resulting from translation have been recorded in accumulated other comprehensive income and are included in net earnings only upon sale or liquidation of the underlying foreign investment.

      Foreign currency transactions and translations recorded in the income statement increased net earnings by $73 in 2001 and decreased net earnings by $1,015 and $948 in 2000 and 1999, respectively. Accumulated other comprehensive income decreased in 2001 and 2000 by $9,276 and $25,147, respectively, and increased in 1999 by $4,523, primarily due to foreign currency adjustments related to translation.

      Stock-based Compensation: The Business continues to apply the principles of APB No. 25 “Accounting for Stock Issued to Employees,” and has provided pro forma fair value disclosures in Note 11.

      Credit Facilities: Credit facilities have been arranged with banks inside the United States under which the Business’ operating units may borrow on an overdraft or short-term note basis.

      New Accounting Standards: In June 2002, SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, was issued. The standard requires that a liability for a cost that is associated with an exit or disposal activity be recognized when the liability is incurred. It nullifies the guidance of EITF No. 94-3, which recognized a liability for an exit cost on the date an entity committed itself to an exit plan. The standard will be effective for exit or disposal activities that are initiated after December 31, 2002. The Business is currently reviewing the provisions of SFAS No. 146 to determine its impact upon adoption.

      In August 2001, SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” was issued, which provides guidance on the accounting for the impairment or disposal of long-lived assets and was adopted January 1, 2002, by the Business. Adoption of SFAS No. 144 did not have a material effect on the Business’ combined financial position or results of operations.

TORRINGTON

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

      In June 2001, SFAS No. 143, “Accounting for Asset Retirement Obligations” was issued. The standard requires that legal obligations associated with the retirement of tangible long-lived assets be recorded at fair value when incurred and is effective January 1, 2003 for the Business. The Business is currently reviewing the provisions of SFAS No. 143 to determine the standard’s impact upon adoption.

      Also in June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets.” The requirements and effects of these pronouncements are discussed in Note 6.

      In September 2000, the FASB issued SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” This statement is effective for transfers and services of financial assets occurring after March 31, 2001, and is discussed in Note 10.

      The Business adopted SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” and its amendments as of January 1, 2001. The requirements and effects of such adoption are discussed in Note 8.

Note 3 — Related Party Transactions:

Intercompany Activities

      IR provides the Business with certain environmental and other risk management, internal audit, legal, tax, accounting, pension fund management, transportation services, cash management and other treasury services. In addition, as discussed below and in Notes 11, 13 and 14, the Business’ employees participate in certain IR employee benefit programs that are sponsored and administered by IR or its affiliates. The Business’ usage of these services and its participation in these employee benefit plans generates both direct and indirect costs to the Business. Direct costs and benefits relating to the services and benefit plans are charged/ credited to the business and are included in cost of goods sold and administrative, selling and service engineering expense. Indirect costs are allocated to the Business using allocation methods that management of IR and the Business believe are reasonable.

      The Combined Financial Statements reflect these indirect costs through the corporate overhead allocation. These allocated IR costs amount to $21,812, $21,417 and $21,745 for the years ended December 31, 2001, 2000 and 1999, respectively. Indirect cost allocations are made based upon employee headcount, revenue and gross assets. Such allocations may not be the same as the costs that would be incurred as a stand-alone entity.

      IR provides centralized treasury functions and financing, including substantially all investing and borrowing activities for the Business. As part of this practice, surplus cash is remitted to IR and IR advances cash, as necessary, to the Business. No interest is charged or paid on the net IR investment amount. Interest is charged or credited on certain notes receivable and notes payable from or to IR affiliates.

      In December 1998, the Business issued a $90,000 promissory note to an affiliate in exchange for 50 shares of the affiliate’s common stock. The note is due in December 2009, and bears interest at 6.5% per annum. The amount of the note, plus accrued interest, is classified within “Due to affiliates” in the combined balance sheet. The financial statements of the affiliate and the investment therein are not included in the combined financial statements of the Business.

      In conjunction with the declaration of a dividend payable to an IR affiliate in December of 1998, the Business issued a $108,700 promissory note to the affiliate. The note is due in December of 2009 and bears interest at 6.5% per annum. The dividend has been classified as a reduction to IR’s investment and the promissory note, plus accrued interest, is classified within “Due to affiliates” in the combined balance sheet.

TORRINGTON

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

      At December 31, 2001 and 2000, the Business had loans outstanding due to IR affiliates of $56,502 and $1,324, including accrued interest. These amounts are included in “Due to affiliates” on the combined balance sheet. Amounts outstanding at December 31, 2001, mature prior to December 31, 2002. In accordance with the loan agreements, the Business accrues simple interest on these loans at interest rates ranging from 3.75% to 4.0%.

      The Business has utilized a portion of the proceeds from these loans to make interest-bearing loans to other IR affiliates. Including accrued interest, amounts due to the Business under such loans totaled $17,440 and $15,367 at December 31, 2001 and 2000, respectively, and are included in “Due from affiliates” on the combined balance sheet. Amounts outstanding at December 31, 2001 are due prior to December 31, 2002. In accordance with the loan agreements, the Business earns simple interest on these loans at interest rates ranging from 2.4% to 4.0%.

     Employee Benefit Administration

      The Business’ employees participate in tax-qualified defined benefit pension plans and defined contribution savings plans sponsored and administered by IR or its affiliates. IR has historically charged to the Business its pro-rata share of administration and funding expenses incurred by IR in the operation of these plans for the benefit of employees of the Business. The Business has been responsible for the cost of funding pension and savings plan benefits accrued by its employees. Welfare benefit programs are generally self-insured and experience-rated on the basis of Business’ employees without regard to the claims experience of employees of other affiliated companies.

     Technology Licensing Agreement

      One of the Business’ German operating units licenses certain technology from an IR affiliate in the United Kingdom. Royalty expense related to this licensing arrangement amounted to $7,047, $6,573 and $7,558 in 2001, 2000 and 1999, respectively. The German operating unit also received credit for technology transferred to the affiliate. Such reimbursements amounted to $2,457, $2,492 and $1,566 in 2001, 2000 and 1999, respectively. These amounts are included in other income(expense), net.

     Other Related Party Transactions

      The Business recorded sales of $10,896, $8,844 and $6,809 and purchases of $14, $160 and $193 with IR and its affiliates in 2001, 2000 and 1999, respectively.

      For the years ended December 31, 2001, 2000 and 1999, the Business recorded dividends of $73,055, $2,559 and $2,970, respectively, for net dividends received from IR affiliates. In addition in 2001, the Business declared dividends of $63,835. These amounts are recorded against IR’s investment included in Business equity.

Note 4 — Investments in Partially Owned Equity Companies

      The Business had five investments that operated in similar lines of business at December 31, 2001. The investments in and amounts due from partially owned equity companies amounted to $103,406 and $1,060, respectively, at December 31, 2001 and $123,890 and $3,337, respectively, at December 31, 2000. The Business’ equity in the net earnings of its partially owned equity companies was $4,670, $4,318, and $4,925 in 2001, 2000 and 1999, respectively. The Business received distributions from these investments of $3,808, $1,658, and $5,465 in 2001, 2000, and 1999, respectively. Sales from the Business to the partially owned equity companies are not significant.

      In 2000, the Business sold Nastech Europe, Ltd., a partially owned equity affiliate. Proceeds from the sale were $37,331, resulting in a gain of $5,727.

TORRINGTON

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

      Summarized financial information for these partially owned equity companies at December 31, was:

	2001	2000

Current assets	$138,336	$233,383
Property, plant & equipment, net	120,156	163,278
Other assets	17,582	14,510

Total assets	$276,074	$411,171

Current liabilities	$54,165	$126,074
Long-term debt	25,465	28,291
Other liabilities	4,114	12,370
Total shareholders’ equity	192,330	244,436

Total liabilities and shareholders’ equity	$276,074	$411,171

	For the Years Ended December 31,

	2001	2000	1999

Net sales	$340,762	$441,216	$573,262
Gross profit	36,651	49,459	66,916
Net earnings	7,542	7,329	8,750

Note 5 — Restructuring

      In 2001, the Business recorded restructuring charges totaling $19,338 for employee termination benefits in connection with a reduction in workforce. In 2000, the business recorded restructuring charges totaling $10,999 in connection with a reduction in workforce and consolidation of facilities. The restructuring charge includes $10,603 for employee termination benefits and $396 for lease exit costs. These restructuring programs have resulted in the closure of a manufacturing facility, sales offices and warehouses with a workforce reduction of 1,053 employees.

      A reconciliation of the restructuring provision is as follows:

	Employee
	Termination	Facility
	Costs	Exit Costs	Total

Balance at December 31, 1999	$4,042	$1,423	$5,465
Provision	10,603	396	10,999
Cash payments	(14,087)	(1,819)	(15,906)

Balance at December 31, 2000	558	—	558

Provision	19,338	—	19,338
Cash payments	(19,877)	—	(19,877)

Balance at December 31, 2001	$19	$—	$19

Note 6 — Acquisition of Business:

      In the fourth quarter of 2001, the Business acquired the remaining 50% of Nadella S.A. and its related entities (Nadella) from its joint venture partner. Nadella, based in Europe, supplies precision needle bearings for automotive and industrial applications. Nadella was previously 50% owned by the Business. The purchase

TORRINGTON

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

price allocation for this acquisition is preliminary and further refinements are likely to be made based upon the completion of a final valuation study.

      The Business applied the provisions of SFAS No. 141 “Business Combinations” and SFAS No. 142 “Goodwill and Other Intangible Assets” to the acquisition. Under the provisions of these standards, goodwill and intangible assets deemed to have indefinite lives are no longer subject to amortization, while all other intangible assets are to be amortized over their estimated useful lives. Amortization expense related to goodwill was $27 in 2001, 2000 and 1999.

      Additional provisions of SFAS No. 141 and No. 142, including annual impairment testing for goodwill and intangible assets, became effective for the Business on January 1, 2002. The Business is currently analysing the impact of these provisions and does not expect an impairment.

Note 7 — Inventories

      At December 31, inventories were as follows:

	2001	2000

Raw materials and supplies	$35,631	$32,631
Work-in-process	50,594	50,356
Finished goods	123,041	98,820

	209,266	181,807
Less-LIFO reserve	56,879	53,760

Total	$152,387	$128,047

      At December 31, 2001 and 2000, LIFO inventories comprised approximately 30% and 38%, respectively, of consolidated inventories. There were no material liquidations of LIFO layers for all periods presented.

Note 8 — Financial Instruments

      The Business maintains significant operations in countries other than the United States. As a result of these global activities, the Business is exposed to changes in foreign currency exchange rates, which affect the results of operations and financial condition. The Business manages exposure to changes in foreign currency exchange rates through its normal operating and financing activities, as well as through the use of financial instruments. Generally, the only financial instruments the Business utilizes are forward exchange contracts.

      The purpose of the Business’ currency hedging activities is to mitigate the impact of changes in foreign currency exchange rates. The Business attempts to hedge transaction exposures through natural offsets. To the extent that this is not practicable, major exposure areas considered for hedging include foreign currency denominated receivables and payables, intercompany loans, firm committed transactions, and forecasted sales and purchases.

      SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” and its amendments, became effective for the Business on January 1, 2001. The statement requires all derivatives to be recognized as assets or liabilities on the balance sheet and measured at fair value. Changes in the fair value of derivatives will be recognized in earnings or other comprehensive income, depending on the designated purpose of the derivative. If a derivative qualifies for cash flow hedge accounting the effective portion of changes in fair value is recorded temporarily in other comprehensive income, then recognized in earnings along with the related effects of the hedged items. If a derivative qualifies for fair value hedge accounting, the changes in fair value of the derivative and the hedged item are recognized currently in earnings. There was no ineffective portion of hedges reported in earnings in 2001.

TORRINGTON

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

      The adjustment to other comprehensive income required upon the adoption of these new standards was immaterial.

      At December 31, 2001, the Business had outstanding contracts to buy U.S. dollars and sell Brazilian real in U.S. dollar equivalent of $392 at year-end rates. These contracts qualified as cash flow hedges and accordingly, a loss of $15 was deferred in accumulated other comprehensive income.

      Starting in late 1999, the Business began purchasing on a limited basis, commodity contracts to hedge the costs of metals used in its products. Gains and losses on the derivatives are included in cost of sales in the same period as the hedged transaction. No commodity contracts were open as of December 31, 2001.

      At December 31, 2001, the maximum term of derivative instruments that hedge forecasted transactions, for foreign currency hedges, was 3 months.

      The counterparties to the Business’ forward contracts consist of a number of major international financial institutions. The Business could be exposed to loss in the event of non-performance by the counterparties. However, credit ratings and concentration of risk of these financial institutions are monitored on a continuing basis and present no significant credit risk to the Business.

      The carrying value of cash and cash equivalents, accounts receivable, short-term borrowings and accounts payable are a reasonable estimate of their fair value due to the short-term nature of these instruments.

      Capitalized interest on construction and other capital projects amounted to $878, $844 and $1,003 in 2001, 2000 and 1999, respectively.

Note 9 — Commitments and Contingencies:

      The Business is involved in various litigations, claims and administrative proceedings, including environmental matters, arising in the normal course of business. In assessing its potential environmental liability, the Business bases its estimates on current technologies and does not discount its liability or assume any insurance recoveries. Amounts recorded for identified contingent liabilities are estimates, which are reviewed periodically and adjusted to reflect additional information when it becomes available. Subject to the uncertainties inherent in estimating future costs for contingent liabilities, management believes that recovery or liability with respect to these matters would not have a material effect on the financial condition, results of operations, liquidity or cash flows of the Business for any year.

      In the normal course of business, the Business has issued several direct and indirect guarantees, including performance letters of credit, totaling approximately $635 at December 31, 2001. Management believes these guarantees will not adversely affect the combined financial statements.

      Certain office and warehouse facilities, transportation vehicles and data processing equipment are leased. Total rental expense was $7,988 in 2001, $7,783 in 2000 and $8,185 in 1999. Minimum lease payments required under non-cancellable operating leases with terms in excess of one year for the next five years and thereafter, are as follows: $4,633 in 2002, $3,755 in 2003, $2,637 in 2004, $1,576 in 2005, $994 in 2006 and $3,042 thereafter.

Note 10 — Sales of Receivables

      The FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, which became effective for the Business on March 31, 2001. The statement revises the accounting standards for securitizations and other transfers of financial assets and collateral and requires certain disclosures. This statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001.

TORRINGTON

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Adoption of SFAS No. 140 had no effect on the Business’ combined financial position, combined results of operations, or liquidity.

      The Business has agreements under which it sells through IR a defined pool of trade accounts receivable to a wholly owned special purpose subsidiary of IR. The subsidiary is a separate legal entity that holds these receivables and sells undivided interests in such accounts receivable to financiers who, in turn, purchase and receive ownership and security interests in those receivables. As collections reduce accounts receivable included in the pool new receivables are sold to the special purpose subsidiary. The full amount of the allowance for doubtful accounts has been retained in the Combined Balance Sheets. The Business retains collection and administrative responsibilities for the participating interests in the defined pool. At December 31, 2001, 2000 and 1999, $60,000, $60,000 and $35,000, respectively, were utilized under the program. Increases and decreases under the program are reflected as operating activities in the Combined Statement of Cash Flows. The proceeds of sale are less than the face amount of accounts receivable sold by an amount to issue commercial paper backed by these accounts receivable. The discount from the face amount is accounted for as a loss on the sale of receivables and has been included in other income (expense), net, in the Combined Statements of Income, and amounted to $2,655, $2,576 and $2,680 in 2001, 2000 and 1999, respectively. The weighted average discount rate was 4.36%, 6.51% and 6.18% during the years 2001, 2000 and 1999, respectively.

      The agreements between the special purpose corporation and the financial institution do not have a predefined expiration date. The Business is retained as the servicer of the pooled receivables. During 2001, 2000 and 1999, such sales of receivables amounted to $529,674, $364,081 and $376,231, respectively.

      Receivables, excluding the designated pool of accounts and note receivable, sold during 2001 with recourse amounted to $95, of which $56 remained uncollected and on the Combined Balance Sheet.

Note 11 — Incentive Stock Plans

      Certain employees of the Business are eligible to participate in stock option plans. The plans granted employees options to purchase Class A common shares of IR at prices not less than the fair market value at the date of the grant. Options issued before December 31, 1998, became exercisable one year after the date of the grant and expire at the end of 10 years. Options issued after January 1, 1999, become exercisable ratably over a three-year period from their date of grant and expire at the end of 10 years. The plans, approved in 1990, 1995 and 1998, also authorize stock appreciation rights (SARs) and stock awards, which result in compensation expense.

      Under SFAS No. 123, compensation cost for the applicable provisions of the Business’ incentive stock plans would be determined based upon the fair value at the grant date for awards issued since 1996. Applying this methodology would have reduced net earnings by approximately $2,100 for 2001, $1,000 for 2000, and $500 for 1999. The average fair values of the options granted during 2001, 2000, and 1999 were estimated at $14.43, $17.33, and $14.03, respectively, on the date of grant, using the Black-Scholes option-pricing model, which included the following assumptions:

	2001	2000	1999

Dividend yield	1.65%	1.32%	1.27%
Volatility	37.59%	34.31%	29.59%
Risk-free interest rate	5.01%	6.45%	4.93%
Expected life	5 years	4 years	4 years

TORRINGTON

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

      Changes in options outstanding under the plans were as follows:

	Shares		Weighted
	Subject to	Option Price Range	Average Exercise
	Option	Per Share	Price

December 31, 1998	481,550	$14.77 — $42.31	$32.31
Granted	162,250	49.09 — 65.41	50.28
Exercised	(240,200)	14.77 — 42.31	32.28

December 31, 1999	403,600	$15.13 — $65.41	$39.72
Granted	146,700	53.03	53.03
Exercised	(9,000)	20.67 — 23.29	21.86
Cancelled	(18,667)	49.09	49.09

December 31, 2000	522,633	$15.13 — $65.41	$43.38
Granted	332,689	40.53 — 44.23	40.93
Exercised	(33,750)	15.13 — 33.67	23.70
Cancelled	(4,000)	53.03	53.03

December 31, 2001	817,572	$20.67 — $65.41	$43.15

      At December 31, 2001, there were 37,250 SAR’s outstanding with no stock options attached.

      The following table summarizes information concerning currently outstanding and exercisable options:

		Options Outstanding		Options Exercisable

Range	Number	Weighted	Weighted	Number	Weighted
of	Outstanding	Average	Average	Exercisable	Average
Exercise	at	Remaining	Exercise	at	Exercise
Price	12/31/01	Life	Price	12/31/01	Price

$20.67 — $26.21	65,250	2.58	$23.52	65,250	$23.52
33.67 — 40.53	338,625	8.55	39.67	46,500	34.26
41.19 — 49.09	255,997	7.03	45.99	212,358	45.46
53.03 — 65.41	157,700	7.96	54.15	59,556	55.01

$20.67 — $65.41	817,572	7.48	43.15	383,664	41.85

      The weighted average number of shares exercisable and the weighted average exercise prices were 284,919 shares at a price of $36.05 for December 31, 2000, and 240,350 shares at a price of $32.30 for December 31, 1999.

      The Business also maintains a shareholder-approved Management Incentive Unit Award Plan. Under the plan, participating executives are awarded incentive units. When dividends are paid on Class A common shares, dividends are awarded to unit holders, one-half of which is paid in cash, the remaining half of which is credited to the participant’s account in the form of so-called Class A common share equivalents. The fair value of accumulated common share equivalents is paid in cash upon the participant’s retirement. The number of common share equivalents credited to participants’ accounts at December 31, 2001 and 2000 was approximately 37,000 shares.

TORRINGTON

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Note 12 — Income Taxes

      Earnings before income taxes for the years ended December 31, were taxed within the following jurisdictions:

	2001	2000	1999

United States	$86,669	$132,406	$129,567
Non-U.S	(2,313)	8,335	418

Total	$84,356	$140,741	$129,985

      The provision for income taxes was as follows:

	2001	2000	1999

Current tax expense:
United States	$26,475	$41,894	$51,641
Non-U.S	6,438	6,366	4,849

Total current	32,913	48,260	56,490

Deferred tax expense:
United States	7,170	4,473	(1,386)
Non-U.S	(3,546)	(2,069)	(229)

Total deferred	3,624	2,404	(1,615)

Total provision for income taxes	$36,537	$50,664	$54,875

      The provision for income taxes differs from the amount of income taxes determined by applying the applicable U.S. statutory income tax rate to pretax income, as a result of the following differences:

	Percent of Pretax
	Income

	2001	2000	1999

Statutory U.S. rate	35.0%	35.0%	35.0%
Increase (decrease) in rates resulting from:
Effect of statutory rate change	—	—	1.2
Non-U.S. operations	3.8	1.2	2.3
Foreign sales corporation	(0.4)	(2.9)	(0.8)
State and local income taxes, net of U.S. tax	5.0	2.9	3.7
Earning/loss of equity companies	1.4	0.2	(0.7)
Other	(1.5)	(0.4)	1.5

Effective tax rate	43.3%	36.0%	42.2%

TORRINGTON

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

      A summary of the deferred tax accounts at December 31, follows:

	2001	2000	1999

Current deferred assets and (liabilities):
Differences between book and tax bases of inventories and receivables	$6,832	$7,581	$7,814
Differences between book and tax expense for other employee related benefits and allowances	13,964	17,242	14,635
Other reserves and valuation allowances in excess of tax deductions	7,377	9,208	12,018
Other differences between tax and financial statement values	(4,230)	(567)	(2,626)

Gross current deferred net tax assets	23,943	33,464	31,841

Noncurrent deferred tax assets and(liabilities):
Postretirement and postemployment benefits other than pensions in excess of tax deductions	81,626	77,503	74,079
Tax net operating loss carryforwards	8,258	5,272	17,183
Tax depreciation/amortization in excess of book depreciation/amortization	(18,216)	(18,044)	(13,124)
Pension contributions in excess of book expense	(20,361)	(17,665)	(13,259)

Gross noncurrent deferred net tax assets and (liabilities)	51,307	47,066	64,879
Less: deferred tax valuation allowances	(3,480)	(1,356)	(1,818)

Total net deferred tax assets	$71,770	$79,174	$94,902

      Substantially all of the tax net operating loss carryforwards do not have an expiration date.

Note 13 — Postretirement Benefits Other than Pensions

      The Business and IR affiliates sponsor several postretirement plans that cover most U.S. employees. These plans provide for health care benefits and in some instances, life insurance benefits. Postretirement health plans are contributory and are adjusted annually. Life insurance plans are non-contributory. When fulltime employees retire from the Business between age 55 and 65, most are eligible to receive, at a cost to the retiree, certain health care benefits identical to those available to active employees. After attaining age 65, an eligible retiree’s health care benefit coverage becomes coordinated with Medicare. The Business funds the benefit costs principally on a pay-as-you-go basis.

      Summary information on the Business’ plans at December 31, was as follows:

	2001	2000

Change in benefit obligations:
Benefit obligation at beginning of year	$137,449	$126,936
Service cost	2,353	2,504
Interest cost	10,422	9,304
Plan participants’ contributions	864	856
Actuarial losses	35,754	9,469
Benefits paid	(11,521)	(11,620)

Benefit obligation at end of year	$175,321	$137,449

TORRINGTON

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

	2001	2000

Funded status:
Plan assets less than benefit obligations	$(175,321)	$(137,449)
Unrecognized:
Prior service gains	(20,432)	(22,474)
Plan net losses/(gains)	19,692	(16,240)

Accrued costs in the balance sheet	$(176,061)	$(176,163)

Weighted-average assumptions:
Discount rate	7.25%	7.75%
Current year medical inflation	11.00%	6.75%
Ultimate inflation rate (2008)	5.25%	5.25%

      The components of net periodic postretirement benefits cost for the years ended December 31, were as follows:

	2001	2000	1999

Service cost	$2,353	$2,504	$2,770
Interest cost	10,422	9,304	9,005
Net amortization of unrecognized prior service (gains)	(2,042)	(2,042)	(2,042)
Net amortization of (gain)/loss	(178)	(1,001)	—

Net periodic postretirement benefits cost	$10,555	$8,765	$9,733

      A 1% change in the medical trend rate assumed for postretirement benefits would have the following effects at December 31, 2001:

	1% Increase	1% Decrease

Effect on total of service and interest cost components	$1,055	$791
Effect on postretirement benefit obligation	14,652	11,332

Note 14 — Pension Plans

      An IR affiliate and the Business have noncontributory pension plans covering substantially all U.S. employees. In addition, certain employees in other countries are covered by pension plans. The Business’ U.S. salaried plans principally provide benefits based on a career average earnings formula. The Business’ hourly pension plans provide benefits under flat benefit formulas. Non-U.S. plans provide benefits based on earnings and years of service. Most of the non-U.S. plans require employee contributions based on the employee’s earnings. In addition, an IR affiliate maintains other supplemental benefit plans for officers and other key employees. The Business’ policy is to fund an amount, which could be in excess of the pension cost expensed, subject to the limitations imposed by current statutes or tax regulations.

TORRINGTON

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

      Information regarding the Business’ pension plans at December 31, was as follows:

	2001	2000

Change in benefit obligations:
Benefit obligation at beginning of year	$379,506	$373,991
Service cost	6,205	6,584
Interest cost	27,148	26,044
Employee contributions	292	333
Amendments	1,120	—
Expenses paid	(640)	(321)
Actuarial losses	9,721	4,207
Benefits paid	(28,413)	(25,902)
Foreign exchange impact	(2,448)	(6,080)
Curtailments and other	665	650

Benefit obligation at end of year	$393,156	$379,506

Change in plan assets:
Fair value at beginning of year	$434,908	$448,471
Actual return on assets	7,778	17,403
Business contributions	2,048	592
Employee contributions	292	333
Expenses paid	(640)	(321)
Benefits paid	(28,413)	(25,902)
Foreign exchange impact	(1,416)	(5,668)

Fair value of assets at end of year	$414,557	$434,908

Funded status:
Plan assets in excess of benefit obligations	$21,401	$55,402
Unrecognized:
Net transition asset	439	451
Prior service costs	19,746	20,751
Plan net gains	(7,468)	(48,700)

Net amount recognized	$34,118	$27,904

Costs included in the balance sheet:
Prepaid benefit cost	$55,068	$48,841
Accrued benefit liability	(23,398)	(24,244)
Intangible asset	1,181	1,089
Accumulated other comprehensive income	1,267	2,218

Net amount recognized	$34,118	$27,904

TORRINGTON

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

	2001	2000

Weighted-average assumptions:
Domestic:
Discount rate	7.25%	7.75%
Rate of compensation increase	5.00%	5.50%
Expected return on plan assets	9.00%	9.00%

Foreign:
Discount rate	6.00%	6.00%
Rate of compensation increase	3.50%	3.50%
Expected return on plan assets	7.75%	7.75%

      The components of the Business’ pension related income for the years ended December 31, include the following:

	2001	2000	1999

Service cost	$6,205	$6,584	$7,826
Interest cost	27,148	26,044	25,260
Expected return on plan assets	(37,852)	(38,574)	(36,539)
Net amortization of unrecognized:
Prior service costs	2,070	2,083	1,571
Transition amount	21	201	209
Plan net gains	(1,354)	(2,137)	(212)

Net pension income	$(3,762)	$(5,799)	$(1,885)

      The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations more than plan assets were $25,222, $22,434 and $0, respectively, as of December 31, 2001 and $27,319, $23,109 and $0, respectively, as of December 31, 2000.

      Plan investment assets of U.S. plans are balanced between equity securities and cash equivalents or debt securities. Assets of non-U.S. plans are invested principally in equity securities.

      Most of the Business’ U.S. employees are covered by savings and other defined contribution plans. Employer contributions and costs are determined based on criteria specific to the individual plans and amounted to approximately $7,307, $9,163 and $7,174 in 2001, 2000 and 1999, respectively. The Business’ costs relating to non-U.S. defined contribution plans, insured plans and other non-U.S. benefit plans were $789, $1,064 and $499 in 2001, 2000 and 1999, respectively.

Note 15 — Supplemental Cash Flow Information

	2001	2000	1999

Cash paid during the year for:
Interest, net of amounts capitalized	$3,993	$3,711	$4,140

      Interest expense includes $14,591, $13,608 and $19,065 of charges from IR affiliates in 2001, 2000 and 1999, respectively. The amounts shown as cash paid for interest include payments on third party borrowings only.

TORRINGTON

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Note 16 — Significant Customers and Concentration of Credit Risk

      The Business is exposed to potential credit risk by the fact that a significant portion of its sales are made to automotive Original Equipment Manufacturers and automotive suppliers. In particular, the Business has direct sales to three significant customers that accounted for the following amounts of total sales for the years ended December 31:

	2001	2000	1999

General Motors	$179,249	$195,187	$241,447
Daimler Chrysler	106,190	107,990	115,358
Ford	79,443	95,448	149,284

Note 17 — Other Events

      Reorganization: Certain legal entities of the operating business unit sold interests in investments in affiliates in return for Class B shares of its ultimate parent, Ingersoll-Rand Company Limited. This ownership interest has been shown as a reduction of the Ingersoll-Rand Company Limited investment in business equity.

      U.S. Customs Antidumping Claims: Approximately $62 million has been received from the U.S. government by the Business, in connection with multi-year continued dumping and subsidy offset claims filed by the Business pursuant to the Continued Dumping and Subsidy Offset Act of 2000. Operating income in 2001 included a $25 million benefit from these payments. Additionally, $25 million was included in other income(expense), net, for the subsidy payments relating to prior years.

      Change in Vacation Policy: The Business accrues for vacation and other paid absences as employees earn such benefits. Prior to December 31, 1999, domestic employees earned their entire vacation benefit each June 1st. In December 1999, the Business modified its vacation program to require that domestic employees earn their vacation benefit ratably throughout the fiscal year. As a result of this change in the vacation program, accrued vacation liabilities of approximately $4,300 were credited into income in 1999.

Note 18 — Subsequent Event (unaudited)

      On October 16, 2002, IR announced that it had agreed to sell the Business to The Timken Company (Timken). The consideration will consist of $700 million in cash and $140 million of Timken common stock. The sale, which is subject to government regulatory approvals and debt and equity financing, is targeted to close by the end of the first quarter of 2003. The Business is comprised of IR’s worldwide operations relating to precision bearings and motion-control components and assemblies, and includes the Torrington, Fafnir, Kilian, Nadella and IRB brands. The Business, which had 2001 revenues of $1.1 billion, employs approximately 10,500 people and operates 27 plants throughout the world. The impact of this transaction is not reflected in these financial statements.

TORRINGTON

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

TORRINGTON

COMBINED BALANCE SHEET

September 30, 2002 and December 31, 2001

	2002	2001

	(In thousands)
	Unaudited
Assets
Current assets:
Cash and cash equivalents	$24,917	$10,760
Accounts and notes receivable, less allowance for doubtful accounts of $3,088 in 2002 and $2,094 in 2001	139,814	123,017
Inventories	149,429	152,387
Prepaid expenses	17,479	10,880
Due from affiliates	94,960	94,863
Deferred income taxes	24,211	23,943

	450,810	415,850
Investments in and advances with partially owned equity companies	106,808	104,466
Property, plant and equipment:
Land, buildings and improvements	145,597	135,203
Machinery and equipment	537,082	517,928

	682,679	653,131
Less-accumulated depreciation	336,263	308,086

	346,416	345,045
Goodwill and other intangible assets, net	6,836	6,381
Deferred income taxes	92,155	86,404
Other assets	57,383	55,216

Total assets	$1,060,408	$1,013,362

Liabilities and Business Equity
Current liabilities:
Accounts payable and accruals	$286,430	$244,774
Due to affiliates	118,890	131,877
Loans	10,660	15,811

	415,980	392,462
Due to affiliates	198,700	198,700
Deferred income taxes	37,690	38,577
Long term debt	3,573	603
Other liabilities	202,269	212,432

Total liabilities	858,212	842,774

Business equity:
Ingersoll-Rand Company Limited investment	216,493	197,322
Accumulated other comprehensive income	(14,297)	(26,734)

Business equity	202,196	170,588

Total liabilities and Business equity	$1,060,408	$1,013,362

See accompanying notes to combined financial statements.

TORRINGTON

COMBINED STATEMENT OF INCOME

For the nine months ended September 30, 2002 and 2001

	2002	2001

	(In thousands)
	(Unaudited)
Net sales, third parties	$904,718	$796,665
Sales to IR affiliates	7,718	8,233

Total net sales	912,436	804,898
Cost of goods sold	766,099	672,628
Administrative, selling and service engineering expense	72,077	60,324
Restructuring charges	3,229	13,150
Allocated IR costs	16,286	16,123

Operating income	54,745	42,673
Interest expense	12,999	13,452
Other income(expense), net	4,373	(4,224)

Earnings before income taxes	46,119	24,997
Provision for income taxes	18,118	10,824

Net earnings	$28,001	$14,173

See accompanying notes to combined financial statements.

INGERSOLL-RAND ENGINEERED SOLUTIONS BUSINESS

(An Operating Business Unit of Ingersoll-Rand Company Limited)

COMBINED STATEMENT OF CASH FLOWS

For the nine months ended September 30, 2002 and 2001
Unaudited

	2002	2001

	(In thousands)
Cash Flows From Operating Activities:
Net earnings	$28,001	$14,173
Adjustments to arrive at net cash provided by operating activities:
Restructuring charges	3,229	13,150
Depreciation and amortization	36,948	32,316
Gain on sale of property, plant and equipment	(348)	(363)
Equity earnings/losses, net	(2,709)	670
Deferred income taxes	(6,021)	6,317
Changes in assets and liabilities:
(Increase)/decrease in:
Accounts and notes receivable	(9,361)	(28,005)
Inventories	10,479	(3,022)
Other assets	(6,661)	(1,551)
(Decrease)/increase in:
Accounts payable and accruals	36,500	14,428
Other liabilities	(17,286)	4,993

Net cash provided by operating activities	72,771	53,106

Cash flows from investing activities:
Capital expenditures	(31,170)	(32,515)
Proceeds from sales of property, plant and equipment	1,428	3,733
Cash (invested in) or advances (to) from equity companies	1,818	(620)

Net cash used in investing activities	(27,924)	(29,402)

Cash flows from financing activities:
(Decrease)/increase in borrowings	(2,269)	4,356
Changes in due to (from) IR affiliates	(19,543)	(24,233)
Change in IR investment	(8,829)	(10,416)

Net cash used in financing activities	(30,641)	(30,293)

Effect of exchange rate changes on cash and cash equivalents	(49)	(649)

Net increase/(decrease) in cash and cash equivalents	14,157	(7,238)
Cash and cash equivalents — beginning of year	10,760	15,298

Cash and cash equivalents — end of period	$24,917	$8,060

See accompanying notes to combined financial statements.

TORRINGTON

NOTES TO COMBINED FINANCIAL STATEMENTS

(All amounts in thousands)

Note 1 —	Business Activities and Basis of Presentation

      The Ingersoll-Rand Engineered Solutions Business (the Business) is engaged in the design, manufacture, sale and service of precision bearing products and motion control components and assemblies. The Business’ principal products include needle and roller bearings and other precision components. Throughout the period, the Business was treated as an operating business unit of Ingersoll-Rand Company Limited (IR). Historically, separate financial statements had not been prepared for the Business. In the opinion of management, the accompanying condensed combined financial statements contain all adjustments (including normal recurring accruals) necessary to present fairly the combined unaudited financial position of the Business as of September 30, 2002 and December 31, 2001 and results of operations of the Business for nine months ended September 30, 2002 and 2001.

      The Business is a wholly owned operating business unit of IR. The accompanying combined financial statements were prepared to show the historical operating results of the entities comprising the Business. The combined financial statements of the Business include the results of the bearing and precision components operations of the following entities, but exclude investments held by these entities in other IR affiliates that do not participate in engineered solutions operations:

Legal Entities	Country of Incorporation

The Torrington Company	United States
Torrington Holdings Inc.	United States
Kilian Manufacturing Corporation	United States
Torrington Inc.	Canada
Torrington Wuxi Bearings Company, Limited	China
Torrington France S.A.R.L.	France
Torrington GmbH	Germany
Torrington Nadellager GmbH	Germany
Industrias del Rodamiento, S.A.	Spain
Torrington Sales Limited	Switzerland
The Torrington Company, Limited	United Kingdom
Torrington Ceska Republika s.r.o.	Czech Republic
Nadella S.A.	France
Nadella Industries S.A.	France
Nadella UK Limited	United Kingdom
Nadella GmbH	Germany
Nadella S.A.	Switzerland
Nadella S.p.A.	Italy
Societe Belge de Roulements a Aigulles Nadella	Belgium

TORRINGTON

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(All amounts in thousands)

Operating business units of IR Entities	Country of Operations

Engineered Solutions Operating Business Unit of Ingersoll-Rand Canada Inc.	Canada
Engineered Solutions Operating Business Unit of Ingersoll-Rand (Australia) Ltd.	Australia
Engineered Solutions Operating Business Unit of Ingersoll-Rand do Brasil Ltda.	Brazil
Engineered Solutions Operating Business Unit of Ingersoll-Rand Machinery (Shanghai) Company Limited	China
Engineered Solutions Operating Business Unit of Ingersoll-Rand S.A. de C.V.	Mexico

      The combined financial statements were prepared using IR’s historical basis in the assets and liabilities of the Business. Changes in indebtedness between the Business and IR are reflected as part of the IR investment account in the accompanying combined balance sheet.

      The combined financial statements include all revenues, costs, assets and liabilities directly attributable to the Business. Allocation of costs for facilities, functions and certain services performed by IR organizations for the Business, including environmental and other risk management, internal audit, transportation services, administration of benefit and insurance programs and certain tax, legal, accounting and treasury functions have been made. All of the allocations and estimates in the combined financial statements are based on assumptions that the management of the Business and IR believe are reasonable in the circumstances. The Business’ financial information included herein is not necessarily indicative of the financial position, results of operations and cash flows of the Business in the future or indicative of the results that would have been reported if the Business had operated as an unaffiliated enterprise for the periods presented.

      The accompanying condensed combined financial statements should be read in conjunction with the combined financial statements for the Ingersoll-Rand Engineered Solutions Business for the year ended December 31, 2001.

Note 2 —	Restructuring

      For the nine months ended September 30, 2002 and 2001, the Business recorded restructuring charges totaling $3,229 and $13,150 for employee termination benefits in connection with a reduction in workforce. As of September 30, 2002, one manufacturing location was closed, and 1,172 employees were terminated, with an additional 274 employees expected to be terminated by December 31, 2002. The balance of the restructuring charges at December 31, 2001 was $19. During the nine months ended September 30, 2002, provision for restructuring was $3,229 and payments were $3,248. During the nine months ended September 30, 2002, the reduction in the restructuring liability was $3,248, which includes payments and amounts transferred to IR from which remaining obligations will be satisfied.

Note 3 —	Acquisition of Business

      In the fourth quarter of 2001, the Business acquired the remaining 50% of Nadella S.A. and its related entities (Nadella) from its joint venture partner. Nadella, based in Europe, supplies precision needle bearings for automotive and industrial applications. Nadella was previously 50% owned by the Business. The purchase price allocation for this acquisition is preliminary and further refinements are likely to be made based upon the completion of a final valuation study.

      The Business applied the provisions of SFAS No. 141 “Business Combinations” and SFAS No. 142 “Goodwill and Other Intangible Assets” to the acquisition. Under the provisions of these standards, goodwill and intangible assets deemed to have indefinite lives are no longer subject to amortization, while all other intangible assets are to be amortized over their estimated useful lives. Amortization expense related to goodwill was $20 for the nine months ended September 30, 2001.

TORRINGTON

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(All amounts in thousands)

Note 4 —	Inventories

      Inventories are stated at cost, which is not in excess of market. Most U.S. manufactured inventories are valued on the last-in, first-out (LIFO) method. All other inventories are valued using the first-in, first-out (FIFO) method. The composition of inventories were as follows:

	September 30,	December 31,
	2002	2001

Raw materials and supplies	$43,799	$35,631
Work-in-process	50,487	50,594
Finished goods	110,608	123,041

	204,894	209,266
Less — LIFO reserve	55,465	56,879

Total	$149,429	$152,387

      There were no liquidations of LIFO layers for the periods presented.

Note 5 —	Goodwill and Other Intangible Assets

      Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standard (SFAS) No. 142, “Goodwill and Other Intangible Assets”. Under the provisions of this standard, goodwill and intangible assets deemed to have indefinite lives are no longer subject to amortization, but rather are tested for impairment at least annually. All other intangible assets are to be amortized over their estimated useful lives. Step one of the impairment testing required under SFAS No. 142 was completed by June 30, 2002. Under step one of the impairment test, the Business was identified as a reporting unit in accordance with the guidance of SFAS No. 142 and SFAS No. 131. The January 1, 2002 carrying value of the reporting unit was then compared to the fair value of the reporting unit. Fair value was computed by utilizing a discounted cash flow model. The fair value of the Business exceeded its carrying value.

      The change in the carrying amount of goodwill from $4,161 to $4,614 for the nine months ended September 30, 2002 is due to translation adjustments.

      The following table sets forth the gross amount and accumulated amortization of the Business’ intangible assets:

	September 30, 2002		December 31, 2001

	Gross	Accumulated	Gross	Accumulated
	Amount	Amortization	Amount	Amortization

Land Use Right	$803	$101	$803	$90
Other	649	310	605	279
Pension	1,181	—	1,181	—

Total	$2,633	$411	$2,589	$369

      Intangible asset amortization expense for the nine months ended 2002 was $121. Estimated intangible asset amortization expense for each of the next five fiscal years is expected to be $126 in 2003, $65 in 2004, $14 in 2005, $14 in 2006, and $14 in 2007.

TORRINGTON

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(All amounts in thousands)

Note 6 —	Comprehensive Income

      The components of comprehensive income for the nine months ended September 30, are as follows:

	2002	2001

Net earnings	$28,001	$14,173
Other comprehensive income (loss):
Foreign currency translation adjustment	12,437	(10,207)

Comprehensive income (loss)	$40,438	$3,966

Note 7 —	Subsequent Event

      On October 16, 2002, IR announced that it had agreed to sell the Business to The Timken Company (Timken). The consideration will consist of $700 million in cash and $140 million of Timken common stock. The sale, which is subject to government regulatory approvals and debt and equity financing, is targeted to close by the end of the first quarter of 2003. The Business is comprised of IR’s worldwide operations relating to precision bearings and motion-control components and assemblies, and includes the Torrington, Fafnir, Kilian, Nadella and IRB brands. The Business, which had 2001 revenues of $1.1 billion, employs approximately 10,500 people and operates 27 plants throughout the world. The impact of this transaction is not reflected in these financial statements.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated January 17, 2003

PROSPECTUS

$900,000,000

THE TIMKEN COMPANY

Common Stock

Preferred Stock
Debt Securities
Warrants
Depositary Shares
Stock Purchase Contracts
Stock Purchase or Equity Units

        We may offer common stock, preferred stock, debt securities, warrants, depositary shares, stock purchase contracts and stock purchase or equity units with this prospectus and one or more supplements to this prospectus. You should read this prospectus and the related prospectus supplement carefully before you invest in our securities. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities we will provide a prospectus supplement that will contain specific information about the terms of the offering. The prospectus supplement may also add, update or change information contained in this prospectus. This prospectus may not be used to offer and sell our securities unless accompanied by a prospectus supplement describing the method and terms of the offering of those offered securities. We may sell any combination of these securities in one or more offerings, up to a total dollar amount of $900,000,000 or the equivalent amount denominated in one or more foreign currencies.

      We may sell the securities directly or to or through underwriters or dealers, and also to other purchasers or through agents or a combination of these methods. To the extent not described in this prospectus, the names of any underwriters or agents that are included in a sale of securities to you, and any applicable commissions or discounts, will be stated in an accompanying prospectus supplement.

      Our common stock is listed on the New York Stock Exchange under the symbol “TKR.” As of the date of this prospectus, none of the other securities that we may offer by this prospectus are listed on any national securities exchange or automated quotation system.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2003.

MARKET AND INDUSTRY DATA
WHERE YOU CAN FIND MORE INFORMATION
PROSPECTUS SUPPLEMENT SUMMARY
RISK FACTORS
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK
DIVIDEND POLICY
CAPITALIZATION
UNAUDITED PRO FORMA FINANCIAL INFORMATION
SELECTED HISTORICAL FINANCIAL INFORMATION OF TIMKEN
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
DESCRIPTION OF THE TORRINGTON PURCHASE AGREEMENT AND RELATED AGREEMENTS
DESCRIPTION OF CERTAIN INDEBTEDNESS
UNDERWRITING
LEGAL MATTERS
EXPERTS
ABOUT THIS PROSPECTUS
WHERE YOU CAN FIND MORE INFORMATION
NOTE REGARDING FORWARD-LOOKING STATEMENTS
THE TIMKEN COMPANY
USE OF PROCEEDS
RATIO OF EARNINGS TO FIXED CHARGES
DIVIDEND POLICY
DESCRIPTION OF OUR CAPITAL STOCK
DESCRIPTION OF THE DEBT SECURITIES
DESCRIPTION OF WARRANTS
DESCRIPTION OF DEPOSITARY SHARES
DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE OR EQUITY UNITS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
USE OF PROCEEDS
DESCRIPTION OF THE NOTES
SIGNATURES
EXHIBIT INDEX
OPINION OF JONES DAY
EXHIBIT 23.1 CONSENT OF ERNST & YOUNG LLP.
CONSENT OF PRICEWATERHOUSECOOPERS LLP
FORM T-1
VALUATION AND QUALIFYING ACCOUNTS

About This Prospectus	2
Where You Can Find More Information	3
Note Regarding Forward-Looking Statements	4
The Timken Company	5
Use of Proceeds	6
Ratio of Earnings To Fixed Charges	7
Dividend Policy	8
Description of Our Capital Stock	9
Description of the Debt Securities	12
Description of Warrants	19
Description of Depositary Shares	21
Description of Stock Purchase Contracts and Stock Purchase or Equity Units	24
Plan of Distribution	25
Legal Matters	27
Experts	27

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement on Form S-3 that we filed with the SEC using a shelf registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $900,000,000 or the equivalent amount denominated in one or more foreign currencies.

      This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering, including a description of the risks relating to the offering, if those terms are not described in this prospectus. If we use a prospectus supplement, it may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any accompanying prospectus supplement, you should rely on the information in the prospectus supplement. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information” before investing in any of the securities offered.

      We have not authorized anyone to provide you with any information other than the information contained, incorporated or deemed incorporated in this prospectus or any prospectus supplement. This document may only be used where it is legal to sell the securities.

      As used in this prospectus, except as otherwise specified, all references to “Timken,” “we,” “us,” “our” and similar references are to The Timken Company, an Ohio corporation, and its consolidated subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION

      We are subject to the informational requirements of the Exchange Act and, in accordance with these requirements, we file annual, quarterly and current reports, proxy statements and other information with the SEC. Reports, proxy statements and other information filed by us can be inspected at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Copies of these materials can also be obtained from the Public Reference Section of the SEC at the address mentioned above at prescribed rates.

      The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants like us that file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov. Our common stock is listed on the New York Stock Exchange. Reports, proxy statements and other information concerning our business may also be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005. This information may also be obtained from us as described below.

      The SEC allows us to “incorporate by reference” the information we file with them into this prospectus, which means that we can disclose important information to you by referring you to those documents and those documents will be considered part of this prospectus. Information that we file later with the SEC will automatically update and supercede the previously filed information. We incorporate by reference the documents listed below and any future filings that we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (Commission File No. 1-1169) (1) after the date of the filing of this registration statement and prior to its effectiveness and (2) until this offering has been completed.

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2001.

•	Those portions of our Annual Proxy Statement dated February 20, 2002 which are incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended December 31, 2001.

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2002, June 30, 2002 and September 30, 2002.

•	Our Current Reports on Form 8-K filed with the SEC on January 22, 2002, February 19, 2002, February 22, 2002, March 20, 2002, April 8, 2002, April 15, 2002, April 16, 2002, May 20, 2002, June 17, 2002, July 17, 2002, July 19, 2002, August 7, 2002, August 15, 2002, September 23, 2002, October 16, 2002, October 17, 2002, October 18, 2002, November 19, 2002 and December 24, 2002.

•	The description of our common stock contained in our registration statement filed under the Exchange Act and any amendments and reports filed for purposes of updating that description.

      We will provide you at no charge, upon request, with a copy of these filings, or any or all of the documents incorporated into this prospectus by reference, other than exhibits to those documents unless the exhibits are specifically incorporated by reference into those documents or referred to in this prospectus. Requests should be directed to:

The Timken Company

1835 Dueber Avenue, S.W.
Canton, Ohio 44706-2798
Attention: Corporate Secretary
(330) 438-3000

NOTE REGARDING FORWARD-LOOKING STATEMENTS

      All statements set forth or incorporated by reference in this prospectus (including our forecasts, beliefs and expectations) that are not historical in nature are “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. We caution readers that actual results may differ materially from those expressed or implied in forward-looking statements made by us due to a variety of important factors, such as:

•	Risks associated with the consummation of the acquisition of Ingersoll-Rand Company Limited’s Engineered Solutions business, including our ability to obtain antitrust clearance, financing for the acquisition and other closing risks, the uncertainties in both timing and amount, if any, of actual benefits that may be realized as a result of the integration of the Torrington business with our operations; risks associated with diversion of management’s attention from routine operations during the integration process; and risks associated with the higher level of debt associated with the acquisition.

•	Changes in world economic conditions, including additional adverse effects from terrorism or hostilities. This includes, but is not limited to, political risks associated with the potential instability of governments and legal systems in countries in which we or our customers conduct business and significant changes in currency valuations.

•	The effects of changes in customer demand on sales, product mix and prices in the industries in which we operate. This includes the effects of customer strikes, the impact of changes in industrial business cycles and whether conditions of fair trade continue in the U.S. market.

•	Competitive factors, including changes in market penetration, increasing price competition by existing or new foreign and domestic competitors, the introduction of new products by existing and new competitors and new technology that may impact the way our products are sold or distributed.

•	Changes in operating costs. This includes the effect of changes in our manufacturing processes, changes in costs associated with varying levels of operations, changes resulting from inventory management and cost reduction initiatives and different levels of customer demands, the effects of unplanned work stoppages, changes in the cost of labor and benefits and the cost and availability of raw materials and energy.

•	The success of our operating plans, including our ability to achieve the benefits from our global restructuring, manufacturing transformation and administrative cost reduction initiatives as well as our ongoing continuous improvement and rationalization programs, our ability to integrate acquisitions into our operations, the ability of acquired companies to achieve satisfactory operating results, our ability to maintain appropriate relations with unions that represent our associates in certain locations in order to avoid disruptions of our business.

•	Unanticipated litigation, claims or assessments. This includes, but is not limited to, claims or problems related to intellectual property, product warranty and environmental issues.

•	Changes in worldwide financial markets, including interest rates, to the extent they (1) affect our ability to raise capital or increase our cost of funds, (2) have an impact on the overall performance of our pension fund investments or (3) cause changes in the economy which affect customer demand.

      Additional risks relating to our business, the industries in which we operate or any securities we may offer and sell under this prospectus may be described from time to time in a prospectus supplement or in our filings with the SEC. All of these risk factors are difficult to predict, are subject to material uncertainties that may affect actual results and may be beyond our control.

      Except as required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

THE TIMKEN COMPANY

      We are a leading global manufacturer of highly engineered bearings, alloy and specialty steel and related components. We are the world’s largest manufacturer of tapered roller bearings and alloy seamless mechanical steel tubing and the largest North American based bearings manufacturer.

      We had net sales of $2.5 billion, $2.6 billion and $2.4 billion for the years ended December 31, 1999, 2000 and 2001 and $1.9 billion for the nine months ended September 30, 2002, and we employed approximately 18,100 people as of September 30, 2002. We reported income (loss) before cumulative effect of change in accounting principle of $62.6 million, $45.9 million and ($41.7 million) for the years ended December 31, 1999, 2000 and 2001 and $15.0 million for the nine months ended September 30, 2002. We manufacture two basic product lines: anti-friction bearings and steel products, and we report our business in three segments: automotive bearings, industrial bearings and steel. Automotive bearings, industrial bearings and steel represented 31%, 36% and 33%, respectively, of our net sales for the year ended December 31, 2001 and 33%, 35% and 32%, respectively, of our net sales for the nine months ended September 30, 2002.

      In the bearing industry, we are best known for our principal product, the tapered roller bearing, which was originally patented in 1898 by our founder, Henry Timken. Our tapered roller bearings are used in a wide variety of products and applications, including passenger cars, trucks, aircraft wheels, locomotives and railroad cars and equipment for agriculture, construction, mining, pulp and paper processing, power generation, metal processing and metal mills. We also produce high-quality spherical and cylindrical roller bearings for large gear drives, rolling mills and other process industry and infrastructure development applications. In addition, our aerospace and super precision facilities produce high-performance ball and cylindrical bearings for ultra high-speed and high-accuracy applications. These types of bearings are used in aircraft and helicopter engines, gear boxes, transmissions, flight and fuel controls, missile guidance systems, dental handpieces, robotic equipment and semiconductor manufacturing equipment. A small part of our business involves providing bearing reconditioning services for industrial and railroad customers, both internationally and domestically.

      Our steel products include steels of intermediate alloy, low alloy and carbon grades. We also make vacuum processed specialty steels. Our steel products are available in a wide range of solid and tubular sections with a variety of lengths and finishes. We sell our steel products, including semifinished and finished precision steel components, to other anti-friction bearing companies and to companies in the automotive, tooling, aerospace, forging, and oil and gas drilling industries, and to steel service centers. For the year ended December 31, 2001, approximately 15% of our steel production was consumed in our bearings operations.

      The company was founded in 1899 by Henry Timken and his two sons in St. Louis, Missouri, as The Timken Roller Bearing Axle Company, after Henry received two patents for his invention of the tapered roller bearing. The company moved to Canton, Ohio and was incorporated in 1904 under the laws of the State of Ohio as The Timken Roller Bearing Company.

      Our principal executive offices are located at 1835 Dueber Avenue, S.W., Canton, Ohio 44706-2798. Our telephone number is 330-438-3000.

USE OF PROCEEDS

      Unless we inform you otherwise in a prospectus supplement, we expect to use the net proceeds from the sale of securities for general corporate purposes. These may include, but are not limited to:

•	acquisitions, including providing some or all of the cash consideration for the Torrington acquisition;

•	reduction or refinancing of outstanding indebtedness or other corporate obligations;

•	capital expenditures;

•	working capital; or

•	any other lawful purpose.

      Pending any specific application, we may initially invest funds in short-term marketable securities or apply them to reduce short-term indebtedness. If we intend to use the proceeds of any offering to repay outstanding debt, we will provide details about the debt that is being repaid in a prospectus supplement.

RATIO OF EARNINGS TO FIXED CHARGES

      The following table shows our consolidated ratio of earnings to fixed charges for the six months ended September 30, 2002 and for each of the five most recent fiscal years:

		Year Ended December 31,
	Nine Months Ended
	September 30, 2002	2001		2000	1999	1998	1997

Ratio of earnings to fixed charges	2.15	—	(1)	2.96	3.85	6.30	10.92

(1)	Earnings were inadequate to cover fixed charges for the twelve month period ended December 31, 2001. The coverage deficiency totaled $25,022,000 for that period.

     For purposes of calculating the ratio of earnings to fixed charges, “earnings” consist of income or loss before income taxes, extraordinary items, cumulative effects of accounting charges, amortization of capitalized interest and fixed charges excluding capitalized interest. “Fixed charges” consist of interest, both expensed and capitalized, and an estimate of the interest within rental expense.

      As of the date of this prospectus, we have no preferred stock outstanding. As a result, our ratio of earnings to combined fixed charges and preferred stock dividends would have been the same as our ratio of earnings to fixed charges for the periods presented.

DIVIDEND POLICY

      We pay dividends on shares of our common stock generally in March, June, September and December of each year. We have paid dividends on shares of our common stock every quarter since our initial public offering in 1922. During each quarter in 2000 and the first, second and third quarters of 2001, we paid a quarterly cash dividend on our common stock of $0.18 per share. During the fourth quarter of 2001 and each quarter in 2002, we paid a cash dividend of $0.13 per share. However, we cannot assure you that we will continue to pay dividends in any future quarters.

      Our board of directors considers the payment of dividends based upon the earnings and financial condition of the company, as well as other relevant considerations.

DESCRIPTION OF OUR CAPITAL STOCK

      As of the date of this prospectus, our authorized capital stock consists of 200,000,000 shares of common stock, without par value, 10,000,000 shares of Class I Serial Preferred Stock, without par value, and 10,000,000 shares of Class II Serial Preferred Stock, without par value. At September 30, 2002, 63,315,670 shares of common stock and no shares of preferred stock were issued and outstanding.

Common Stock

      Subject to the restrictions described below, the holders of our common stock are entitled to receive dividends from funds legally available when, as and if declared by our board of directors, and are entitled upon our liquidation, dissolution or winding up to receive pro rata our net assets after satisfaction in full of the prior rights of our creditors and holders of any preferred stock.

      Except as otherwise provided by law or stated below, the holders of our common stock are entitled to one vote for each share held on all matters as to which shareholders are entitled to vote, voting jointly as a single class with the holders of Class II Serial Preferred Stock.

      Effective July 24, 1986, Ohio law was amended to permit the Articles of Incorporation of an Ohio corporation to be amended by its shareholders to eliminate cumulative voting in the election of directors. On April 21, 1987, the shareholders of Timken adopted such an amendment. As a result, no holder of any shares of our common stock has any right to cumulate voting power in any election of directors.

      The holders of our common stock do not have any preferential, subscriptive or preemptive rights to subscribe to or purchase any new or additional issue of shares of any class of stock or of securities convertible into our stock. Our common stock is not subject to redemption and does not have any conversion rights. All of our issued and outstanding common stock is fully paid and non-assessable.

Preferred Stock

      Our preferred stock is divided into two classes, Class I Serial Preferred Stock and Class II Serial Preferred Stock. Holders of the Class I Serial Preferred have preference rights superior to both the holders of Class II Serial Preferred and shares of common stock. The Class II Serial Preferred holders have preference rights superior to the holders of common stock. The following description of our preferred stock applies to both classes, unless otherwise specified.

      Our preferred stock may be issued from time to time in one or more series with such distinctive serial designations as are fixed by our Board of Directors and with such rights, preferences and limitations as are fixed by the Board of Directors or required by law. Satisfaction of dividend preferences of any outstanding preferred stock would reduce the amount of funds available for the payment of dividends on our common stock. In addition, holders of preferred stock would be entitled to receive a preferential payment before any payment is made to holders of common stock in the event of our voluntary or involuntary liquidation, dissolution or winding up. Additionally, with respect to any dividend or dissolution preferences, holders of Class I Serial Preferred Stock will receive preferential payment over holders of Class II Serial Preferred Stock.

      Subject to the exceptions listed below, the holders of Class I Serial Preferred Stock are not entitled, as such, to notice of meetings of shareholders or to vote upon any matter presented to the shareholders. However, the affirmative vote of the holders of at least two-thirds of the holders of Class I Serial Preferred Stock, voting separately as a class, and in certain cases by series, is required to effect or validate any amendment to our Amended Articles of Incorporation which:

•	changes issued shares of Class I Serial Preferred Stock of all series then outstanding into a lesser number of our shares of the same class and series or into the same or a different number of our shares of any other class or series;

•	changes the express terms of the Class I Serial Preferred Stock in any manner substantially prejudicial to the holders of all series thereof then outstanding;

•	authorizes shares of any class, or any security convertible into shares of any class, or authorizes the conversion of any security into shares of any class, ranking prior to the Class I Serial Preferred Stock; or

•	changes the express terms of issued shares of any class ranking prior to the Class I Serial Preferred Stock in any manner substantially prejudicial to the holders of all series of Class I Serial Preferred Stock then outstanding.

      In addition, if the payment of six quarterly dividends, whether or not consecutive, is in default, holders of Class I Serial Preferred Stock, voting separately as a class, are entitled to elect two additional members to our Board of Directors. When all dividends in default on any Class I Serial Preferred Stock have been paid, the holders’ power to elect the two additional directors at subsequent elections of directors becomes null and void until a new default occurs. The holders of Class I Serial Preferred Stock do not have cumulative voting rights or any preferential, subscriptive or preemptive rights to subscribe to or purchase any new or additional issue of shares of any class of stock or securities convertible into our stock.

      If the shares of any series of either class of preferred stock are convertible into shares of any other class or series of our stock, our stated capital, if any, will be modified accordingly to reflect such conversion.

Anti-takeover Provisions in Amended Regulations

      Pursuant to our Amended Regulations, the Board of Directors is divided, with respect to the terms for which the directors severally hold office, into three classes as nearly equal in number as one-third of the total number of directors constituting the whole Board of Directors permits, with the three-year term of office of one class of directors expiring each year. Without the affirmative vote of not less than two-thirds of our total voting power, the total number of directors may not be changed to less than nine or greater than eighteen. In addition, our Amended Regulations provides that:

•	directors may be removed, as permitted by statute, by the directors then in office or, upon the recommendation of two-thirds of the directors then in office, by the affirmative vote of the holders of not less than two-thirds of our voting power entitled to elect directors in place of those being removed; and

•	the Board of Directors may fix the number of directors within a range of nine to eighteen directors, to the extent consistent with applicable law.

      The provisions of our Amended Regulations may be amended at a meeting of the shareholders by (1) the affirmative vote of the shareholders of record entitling them to exercise a majority of the voting power on the proposal, if such proposal has been recommended by a two-thirds vote of the directors then in office as being in the best interests of The Timken Company and its shareholders, or (2) the affirmative vote, at a meeting, of the shareholders of record entitled to exercise two-thirds of the voting power on such proposal, or (3) the affirmative vote or approval of, and in a writing or writings signed by, all the shareholders who would be entitled to notice of a meeting of the shareholders held for that purpose.

      Although these provisions are intended to encourage potential acquiring persons to negotiate with our Board of Directors and to provide for continuity and stability of management, these provisions may have an anti-takeover effect. By making it more time consuming for a substantial shareholder to gain control of the Board of Directors, these provisions may render more difficult, and may discourage, a proxy contest or the assumption of control of us or the removal of the incumbent Board of Directors.

Ohio Control Share Statute

      Section 1701.831 of the General Corporation Law of the State of Ohio requires the prior authorization of the shareholders of certain corporations in order for any person to acquire, either directly or indirectly, shares of that corporation that would entitle the acquiring person to exercise or direct the exercise of 20% or more of the voting power of that corporation in the election of directors or to exceed specified other percentages of voting power. In the event an acquiring person proposes to make such an acquisition, the person is required to deliver to the corporation a statement disclosing, among other things, the number of shares owned, directly or indirectly, by the person, the range of voting power that may result from the proposed acquisition and the identity of the acquiring person. Within 10 days after receipt of this statement, the corporation must call a special meeting of shareholders to vote on the proposed acquisition. The acquiring person may complete the proposed acquisition only if the acquisition is approved by the affirmative vote of the holders of at least a majority of the voting power of all shares entitled to vote in the election of directors represented at the meeting excluding the voting power of all “interested shares.” Interested shares include any shares held by the acquiring person and those held by officers and directors of the corporation. Section 1701.831 does not apply to a corporation if its articles of incorporation or code of regulations state that the statute does not apply to a corporation. Our Amended Articles of Incorporation and Amended Regulations do not contain a provision opting out of this statute.

      Chapter 1704 of the General Corporation Law of the State of Ohio prohibits certain corporations from engaging in a “chapter 1704 transaction” with an “interested shareholder” for a period of three years after the date of the transaction in which the person became an interested shareholder, unless, among other things:

•	the articles of incorporation expressly provide that the corporation is not subject to the statute (we have not made this election); or

•	the board of directors of the corporation approves the chapter 1704 transaction or the acquisition of the shares before the date the shares were acquired.

      After the three-year moratorium period, the corporation may not consummate a chapter 1704 transaction unless, among other things, it is approved by the affirmative vote of the holders of at least two-thirds of the voting power in the election of directors and the holders of a majority of the voting shares, excluding all shares beneficially owned by an interested shareholder or an affiliate or associate of an interested shareholder, or the shareholders receive certain minimum consideration for their shares. A Chapter 1704 transaction includes certain mergers, sales of assets, consolidations, combinations and majority share acquisitions involving an interested shareholder. An interested shareholder is defined to include, with limited exceptions, any person who, together with affiliates and associates, is the beneficial owner of a sufficient number of shares of the corporation to entitle the person, directly or indirectly, alone or with others, to exercise or direct the exercise of 10% or more of the voting power in the election of directors after taking into account all of the person’s beneficially owned shares that are not then outstanding. The application of Chapter 1704 and Section 1701.831 may have the effect of delaying, deferring or preventing our change of control involving our company.

DESCRIPTION OF THE DEBT SECURITIES

      The following description of the debt securities that we may offer, together with the additional information included in any prospectus supplement, provides a summary of the material terms and conditions of debt securities that we may issue but it is not complete. For a complete description of the terms of the debt securities, please refer to the indenture between us and The Bank of New York, as trustee, under which the debt securities to be offered will be issued.

      The form of indenture for the debt securities will be filed as an exhibit to the registration statement of which this prospectus forms a part. You should read the indenture for provisions that may be important to you. The prospectus supplement relating to a particular series of debt securities may or may not modify the general terms of the debt securities found in this prospectus. For a complete description of the terms of a particular series of debt securities, you should read both this prospectus and the prospectus supplement relating to that particular series.

      The indenture will not limit the aggregate amount of debt securities that may be issued. The debt securities may be issued from time to time in more than one series and may be issued at a discount from their stated principal amount and in any currency designated by us.

      Unless otherwise specified in the prospectus supplement, our debt securities will be general unsecured obligations. Any senior debt securities that we offer will rank equally with all of our other unsecured, unsubordinated obligations. Any subordinated debt securities that we issue will rank junior in right of payment to all of our senior indebtedness to the extent and in the manner set forth in the applicable prospectus supplement. In addition, our subsidiaries are separate and distinct legal entities and will have no obligation to pay any amounts due on the debt securities or to provide us with the funds to satisfy our payment obligations. As a result, any debt securities that we issue will be effectively subordinated to all existing and future indebtedness and other liabilities of our subsidiaries.

      The applicable prospectus supplement accompanying this prospectus will describe the terms of the particular series of debt securities we are offering, including:

•	the title of the debt securities;

•	whether the debt securities are senior or subordinated debt securities;

•	any limit on the aggregate principal amount of the debt securities;

•	the price of the debt securities, expressed as a percentage of the principal amount;

•	the date or dates on which the principal of and any premium on the debt securities will be payable or the method for determining the date or dates;

•	if the debt securities will bear interest, the interest rate or rates or the method by which the rate or rates will be determined;

•	if the debt securities will bear interest, the date or dates from which any interest will accrue, the interest payment dates, the record dates for those interest payment dates and the basis upon which interest shall be calculated;

•	the place or places where payments on the debt securities will be made and the debt securities may be surrendered for registration of transfer or exchange;

•	if we will have the option to redeem all or any portion of the debt securities, the terms and conditions upon which the debt securities may be redeemed;

•	the terms and conditions of any sinking fund, repurchase right or other similar provisions obligating us or permitting a holder to require us to redeem or purchase all or any portion of the debt securities prior to final maturity;

•	the currency or currencies in which the debt securities are denominated and payable, if other than U.S. dollars;

•	whether the amount of any payments on the debt securities may be determined with reference to an index, formula or other method and the manner in which such amounts are to be determined;

•	any additions or changes to the events of default in the indenture;

•	any additions or changes with respect to the other covenants in the indenture;

•	the terms and conditions, if any, upon which the debt securities may be convertible into common stock, preferred stock, depositary shares or other securities;

•	the inapplicability of the defeasance provisions to a series of debt securities issued under the indenture; and

•	any other terms of the debt securities.

The prospectus supplement may also describe special federal income tax consequences of the debt securities, including any special U.S. federal income tax, accounting and other considerations applicable to original issue discount securities.

      An original issue discount security is a debt security, including any zero-coupon debt security, which:

•	is issued at a price lower than the amount payable upon its stated maturity; and

•	provides that, upon redemption or acceleration of the maturity, an amount less than the amount payable upon the stated maturity, will become due and payable.

      In addition, the material U.S. federal income tax or other considerations applicable to any debt securities that are denominated in a currency or currency unit other than U.S. dollars will be described in the applicable prospectus supplement.

      We will have the ability, in addition to the ability to issue debt securities with terms different from those of debt securities previously issued, without the consent of the holders, to reopen a previous issue of a series of debt securities and issue additional debt securities of that series in an aggregate principal amount determined by us, unless the reopening was restricted when the series was created. All debt securities issued as a series, including those issued pursuant to any reopening of a series, will vote together as a single class.

Conversion or Exchange Rights

      The terms on which a series of notes may be convertible into or exchangeable for common stock or other of our securities will be described in a prospectus supplement. These terms may include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at our option, and may include provisions pursuant to which the number of shares of common stock or other of our securities to be received by the holders of such series of debt securities would be subject to adjustment.

Consolidation, Merger or Sale

      Unless otherwise noted in the applicable prospectus supplement, the indenture will limit our ability to merge, consolidate, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of our assets, unless:

•	any successor corporation is a corporation organized under the laws of the United States of America or any state thereof;

•	the successor corporation expressly assumes all of our obligations under the applicable indenture and any debt securities issued under the indenture;

•	there is no event of default immediately after giving effect to the merger, consolidation or sale; and

•	certain other conditions are met.

Covenants

      Under the indenture, we will agree to:

•	maintain an office or agency as a place of payment;

•	pay the principal and interest on the debt securities of any series;

•	deposit sufficient funds with any paying agent or trust, on and before the due date for any principal, interest or premium;

•	certain limitations with respect to the incurrence of liens; and

•	certain limitations with respect to sale-leaseback transactions that we may enter into.

      Any additional restrictive covenants applicable to any particular series of debt securities will be described in a prospectus supplement.

Events of Default Under the Indenture

      Unless otherwise indicated in a prospectus supplement, the following will be events of default under the indenture with respect to any series of debt securities issued:

•	failure to pay interest when due, if the failure continues for 30 days;

•	failure to pay the principal or premium, if any, when due;

•	failure to observe or perform any other covenant contained in the applicable series of debt securities or the indenture, other than a covenant specifically relating to another series of debt securities, if the failure continues for 90 days after we receive notice from the trustee or holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series;

•	failure to make payment of any sinking fund installment, if the failure continues for 30 days; and

•	certain events of bankruptcy, insolvency or reorganization of The Timken Company, but not of our subsidiaries.

A particular series of debt securities may include additional events of default or changes to the events of default described above. If any additional or different events of default apply to a particular series of debt securities, they will be described in the prospectus supplement relating to that series.

      If an event of default with respect to debt securities (other than a bankruptcy default) of any series occurs and is continuing, the indenture trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series, by notice in writing to us, and to the indenture trustee if notice is given by those holders, may declare the unpaid principal of, premium, if any, and accrued interest, if any, due and payable immediately. If a bankruptcy default occurs with respect to us, the principal of, premium, if any, and accrued interest on each series of debt securities issued under the indenture will become immediately due and payable without any declaration or other act of the trustee or the holders.

      The holders of a majority in principal amount of the outstanding debt securities of an affected series may waive any default or event of default with respect to the series and its consequences, except defaults or events of default regarding payment of principal, premium, if any, or interest.

      Any waiver will be deemed to cure the default or event of default to which the waiver relates.

      Subject to the terms of the indenture, if an event of default occurs and is continuing, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders of the applicable series of debt securities, unless such holders have offered the trustee reasonable indemnity. The holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the debt securities of that series, provided that:

•	it is not in conflict with any law or the applicable indenture;

•	the trustee may take any other action deemed proper by it which is not inconsistent with the direction; and

•	subject to its duties under the Trust Indenture Act of 1939, as amended, the trustee need not take any action that might involve it in personal liability or might be unduly prejudicial to the holders not involved in the proceeding.

      A holder of debt securities of any series will only have the right to institute a proceeding under the indenture or to appoint a receiver or another trustee, or to seek other remedies, if:

•	the holder has given written notice to the trustee of a continuing event of default with respect to that series;

•	the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series have made a written request therefor, and the holders have offered reasonable indemnity to the trustee to institute the proceedings as trustee; and

•	the trustee does not institute the proceeding, and does not receive from the holders of a majority in aggregate principal amount of the outstanding debt securities of that series other conflicting directions within 60 days after the notice, request and offer.

      These limitations do not apply to a suit instituted by a holder of debt securities if we default in the payment of the principal, premium, if any, or interest on the debt securities.

Subordination of Subordinated Debt Securities

      The payment of the principal of, premium, if any, and interest on any series of subordinated debt securities we may issue under the indenture will rank junior in right of payment to the prior payment in full of all senior indebtedness to the extent described in the prospectus supplement accompanying such series.

Defeasance and Covenant Defeasance

      Unless the prospectus supplement describes otherwise, we will have two options to discharge our obligations under a series of debt securities before its maturity date. These options are known as “legal defeasance” and “covenant defeasance.” Legal defeasance means that we will be deemed to have paid the entire amount of the applicable series of debt securities and we will be released from all of our obligations relating to that series (except for certain obligations, such as registering transfers of the securities). Covenant defeasance means that as to the applicable series of debt securities, we will not have to comply with certain covenants as described in the indenture.

      To elect either legal defeasance or covenant defeasance for any series of debt securities, we must deposit with the trustee an amount of money and/or U.S. government obligations that will be sufficient to pay principal, interest and any premium or sinking fund payments on the debt securities when those amounts are scheduled to be paid. In addition, we must provide a legal opinion stating that as a result of the legal defeasance or covenant defeasance holders will not be required to recognize income, gain or loss for federal income tax purposes and will be subject to federal income tax on the same amounts, in the same manner and at the same times as if the legal defeasance or covenant defeasance had not occurred. For legal defeasance, that opinion must be based on either an Internal Revenue Service ruling or a change in law since the date of the indenture. We must also meet other conditions, such as there being no events of default. The amount deposited with the trustee can be decreased at a later date if, in the opinion of a nationally recognized firm of independent public accountants, the deposits are greater than the amount than needed to pay principal, interest, and any premium or sinking fund payments on the debt securities when those amounts are scheduled to be paid.

      Our obligations relating to the debt securities will be reinstated if the trustee is unable to pay the debt securities with the deposits held in trust, due to an order of any court or governmental authority. It is possible that a series of debt securities for which we elect covenant defeasance may later be declared immediately due in full because of an event of default (not relating to the covenants that were defeased). If that happens, we must pay the debt securities in full at that time using the deposits held in trust or other money.

Modification of Indenture; Waiver

      We and the trustee may, without the consent of any holders, change an indenture with respect to certain matters, including:

•	to cure any ambiguity, omission, defect or inconsistency in the indenture;

•	to change any provision if the change does not materially adversely affect the interests of any holder of debt securities of the applicable series;

•	to provide for the assumption, by a successor person or the acquiror of all or substantially all of our assets, of our obligations under the indenture and the debt securities issued under the indenture;

•	to provide for conversion rights in certain events;

•	to add any additional events of default;

•	to add to our covenants for the benefit of holders of debt securities of any series or to surrender any right or power conferred upon us; and

•	to comply with any requirement in connection with the qualification of an indenture under the Trust Indenture Act.

      In addition, under the indenture, we may change the rights of holders of a series of debt securities and the indenture trustee with the written consent of the holders of at least a majority in aggregate principal amount of the outstanding debt securities of each series that is affected. However, the following changes may only be made with the consent of each holder of any outstanding debt securities affected:

•	changing the stated maturity of the principal of, or any installment of interest on, any such series of debt securities; or

•	reducing the principal amount, reducing the rate of or extending the time of payment of interest, or any premium payable upon the redemption of any debt securities.*

      In addition, any reduction in the percentage of principal amount of debt securities, the holders of which are required to consent to any amendment, modification or waiver under the indenture or a particular series of debt securities will require the affirmative consent of at least the percentage of debt securities which would originally have been required to make such consent, modification or waiver effective.

Form, Exchange and Transfer

      Unless otherwise indicated in the applicable prospectus supplement, debt securities of each series will be issuable only in fully registered form without coupons and in denominations of $1,000 and integral multiples of $1,000. The indenture will provide that debt securities of a series may be issuable in temporary or permanent global form and may be issued as book-entry securities that will be deposited with, or on behalf of, The Depository Trust Company or another depositary named by us and identified in a prospectus supplement with respect to the series.

      The following provisions will apply to depositary arrangements. A global security to be deposited with or on behalf of a depositary will be registered in its name or the name of its nominee. The depositary will, upon deposit of the global security, credit the accounts of the institutions that have accounts with the depositary that have been designated by the underwriters, agents or us.

      Beneficial interests in global securities will be limited to institutions that are depositary participants or persons that hold interests through them. Ownership and transfer of beneficial interests will be recorded in the books maintained by the depositary or its nominee. The laws of some jurisdictions require physical delivery of securities that might impair transfers of beneficial interests in a global security.

      The depositary or its nominee registered as the owner of such global security will be treated by us as the sole owner for all purposes under the indenture and the particular series of debt securities. Unless the prospectus supplement provides otherwise, each owner of a beneficial interest must rely on the procedures of the depositary and participants in the depositary, if applicable, to exercise its rights as a holder of an interest in a global security.

      We, the trustee, any paying agent and the registrar of debt securities will have no responsibility or liability for any aspect of the records relating to, or to record payments made on account of, beneficial ownership interests.

      If the depositary for any debt securities represented by a global security is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Exchange Act, we will appoint an eligible successor depositary. If we fail to appoint an eligible successor depositary within 90 days, individual debt securities of that series will be issued in exchange for the global security. In addition, we may, at any time and in our sole discretion, determine not to have any debt securities of a series represented by one or more global securities. In that event, individual debt securities of that series will be issued in exchange for the global security representing that series of debt securities. Unless we so specify with respect to the debt securities of a series, an owner of a beneficial interest in a global security representing debt securities of that series may not receive individual debt securities of that series in exchange for its beneficial interests.

      To the extent material and not otherwise described in this prospectus, the prospectus supplement will describe the method of payment of principal, interest and premium, if any, and interest on a global security. Payments of principal, premium and interest on debt securities will be made to the registered depositary or its nominee.

      At the option of the holder, subject to the terms of the indenture and the limitations applicable to global securities described in the applicable prospectus supplement, debt securities of any series will be exchangeable for other debt securities of the same series, of like tenor and aggregate principal amount, in any authorized denomination.

      Subject to the terms of the indenture, and the limitations applicable to global securities described in the applicable prospectus supplement, debt securities may be presented for exchange or for registration of transfer, duly endorsed or with the form of transfer endorsed thereon duly executed if so required by us or the security registrar, at the office of the security registrar or at the office of any transfer agent designated by us for that purpose. Unless otherwise provided in the debt securities to be transferred or exchanged, no service charge will be made for any registration of transfer or exchange, but we may require payment of any taxes or other governmental charges. The security registrar, and any transfer agent in addition to the security registrar, initially designated by us for any debt securities will be named in the applicable prospectus supplement. We may at any time designate additional transfer agents, rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that we will be required to maintain a transfer agent in each place of payment for the debt securities of each series.

      If the debt securities of any series are to be redeemed, we will not be required to:

•	issue, register the transfer of, or exchange any debt securities of that series during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of the debt securities that may be selected for redemption and ending at the close of business on the day of that mailing; or

•	register the transfer of or exchange any debt securities so selected for redemption, in whole or in part, except the unredeemed portion of any debt securities being redeemed in part.

Regarding the Trustee

      The trustee, other than when an event of default with respect to a particular series of debt securities has occurred and is continuing, will undertake to perform only such duties as are specifically set forth in the indenture and, upon an event of default with respect to a particular series of debt securities, will be required to use the same degree of care as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the trustee is under no obligation to exercise any of the powers given it by the indenture at the request of any holder of debt securities unless it is offered reasonable security and indemnity against the costs, expenses and liabilities that it might incur. The trustee is not required to spend or risk its own money or otherwise become financially liable while performing its duties unless it reasonably believes that it will be repaid or receive adequate indemnity.

Payment and Paying Agents

      Unless otherwise indicated in the applicable prospectus supplement, the payment of interest on any debt securities on any interest payment date will be made to the person in whose name such notes, or one or more predecessor securities, are registered at the close of business on the regular record date for the payment of the interest.

      Principal of and premium, if any, and interest on the debt securities of a particular series will be payable at the office of the paying agents designated by us, except that unless otherwise indicated in the applicable prospectus supplement, premium, if any, and interest payments may be made by check mailed to the holder. Unless otherwise indicated in such prospectus supplement, the corporate trust office of the trustee in the City of New York will be designated as our sole paying agent for payments with respect to debt securities of each series. Any other paying agents initially designated by us for the debt securities of a particular series will be named in the applicable prospectus supplement. We will be required to maintain a paying agent in each place of payment for the debt securities of a particular series.

      All moneys paid by us to a paying agent or the trustee for the payment of the principal of, or premium, if any, or interest on any debt securities which remains unclaimed at the end of two years after the principal, premium, if any, or interest has become due and payable will be repaid to us, and after that time the holder of the security may look only to us for payment of those amounts.

Governing Law

      The indenture and the debt securities will be governed by and construed in accordance with the laws of the State of New York.

DESCRIPTION OF WARRANTS

      The following is a general description of the terms of the warrants we may issue from time to time. Particular terms of any warrants we offer will be described in the prospectus supplement relating to such warrants.

      We may issue warrants for the purchase of our debt securities, preferred stock or common stock. Warrants may be issued independently or together with other securities and may be attached to or separate from any offered securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent. The warrant agent will act solely as our agent in connection with the warrants and will not have any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. A copy of the warrant agreement will be filed with the SEC in connection with the offering of warrants.

      The prospectus supplement relating to a particular issue of warrants to issue common stock, preferred stock or debt securities will describe the terms of those warrants, including the following:

•	the title of the warrants;

•	the offering price for the warrants, if any;

•	the aggregate number of the warrants;

•	the designation and terms of the common stock, preferred stock or debt securities that may be purchased upon exercise of the warrants;

•	if applicable, the designation and terms of the securities that the warrants are issued with and the number of warrants issued with each security;

•	if applicable, the date from and after which the warrants and any securities issued with them will be separately transferable;

•	the number of shares of common stock, preferred stock or the principal amount of debt securities that may be purchased upon exercise of a warrant and the price at which the shares or debt securities may be purchased upon exercise;

•	the dates on which the right to exercise the warrants will commence and expire;

•	if applicable, the minimum or maximum amount of the warrants that may be exercised at any one time;

•	the currency or currency units in which the offering price, if any, and the exercise price are payable;

•	if applicable, a discussion of material U.S. federal income tax considerations;

•	anti-dilution provisions of the warrants, if any;

•	redemption or call provisions, if any, applicable to the warrants;

•	any additional terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants;

•	with respect to debt securities only, whether the warrants represented by the warrant certificates or debt securities that may be issued upon exercise of the warrants will be issued in registered or bearer form;

•	information relating to book-entry procedures, if any; and

•	any other information that is important about the warrants.

Exercise of Warrants

      Each warrant will entitle the holder of the warrant to purchase at the exercise price set forth in the applicable prospectus supplement the principal amount of debt securities or shares of common stock or preferred stock being offered. Holders may exercise warrants at any time up to the close of business on the expiration date set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will be void. Holders may exercise warrants as set forth in the prospectus supplement relating to the warrants being offered.

      Until a holder exercises the warrants to purchase our debt securities, common stock or preferred stock, the holder will not have any rights as a holder of our debt securities, common stock or preferred stock, as the case may be, by virtue of ownership of warrants.

Amendments and Supplements to Warrant Agreement

      We and the warrant agent may amend or supplement the warrant agreement for a series of warrants without the consent of the holders of the warrants issued thereunder to effect changes that are not inconsistent with the provisions of the warrants and that do not materially and adversely affect the interests of the holders of the warrants.

DESCRIPTION OF DEPOSITARY SHARES

      The following information outlines some of the provisions of the deposit agreement, the depositary shares and the depositary receipts. This information may not be complete in all respects and is qualified entirely by reference to the relevant deposit agreement and depositary receipts with respect to the depositary shares relating to any particular series of preferred stock. The specific terms of any series of depositary shares will be described in the relevant prospectus supplement. If so described in the prospectus supplement, the terms of that series of depositary shares may differ and supersede some or all of the terms presented below.

General

      We may elect to offer fractional interests in shares of preferred stock instead of whole shares of preferred stock. If so, we will allow a depositary to issue depositary shares to the public, each of which will represent a fractional interest in a share of the relevant series of preferred stock, as described in the relevant prospectus supplement.

      The shares of preferred stock underlying any depositary shares will be deposited under a separate deposit agreement between us and a bank or trust company acting as depositary with respect to that series. The depositary will have its principal office in the United States and have a combined capital and surplus of at least $50,000,000. The relevant prospectus supplement relating to a series of depositary shares will provide the name and address of the depositary. Under the relevant deposit agreement, each owner of a depositary share will be entitled, in proportion to its fractional interest in a share of the preferred stock underlying that depositary share, to all the rights and preferences of that preferred stock, including dividend, voting, redemption, conversion, exchange and liquidation rights.

      Depositary shares will be evidenced by one or more depositary receipts issued under the relevant deposit agreement.

      Pending the preparation of definitive engraved depositary receipts, a depositary may, upon our order, issue temporary depositary receipts substantially identical to, and entitling their holders to all the rights pertaining to, the definitive depositary receipts, but not in definitive form. Definitive depositary receipts will be prepared without unreasonable delay, and the temporary depositary receipts will be exchangeable for definitive depositary receipts at our expense.

Dividends and Other Distributions

      The depositary will distribute all cash dividends or other cash distributions in respect of the preferred stock to the record depositary shareholders based on the number of depositary shares owned by that holder on the relevant record date. The depositary will distribute only that amount which can be distributed without attributing to any depositary shareholders a fraction of one cent, and any balance not so distributed will be added to and treated as part of the next sum received by the depositary for distribution to the depositary shareholders of record.

      If there is a distribution other than in cash, the depositary will distribute property to the depositary shareholders of record on a pro rata basis, unless the depositary determines that it is not feasible to make that distribution. In that case, the depositary may, with our consultation, adopt a method it deems equitable and practicable for making that distribution, including any sale of property and the distribution of the net proceeds from that sale to the concerned holders.

      Each deposit agreement will also contain provisions relating to the manner in which any subscription or similar rights we offer to preferred stockholders of the relevant series will be made available to depositary shareholders.

Withdrawal of Stock

      Upon surrender of depositary receipts at the depositary’s office, the holder of the relevant depositary shares will be entitled to the number of whole shares of the related series of preferred stock and any money or other property those depositary shares represent. Depositary shareholders will be entitled to receive whole shares of the related preferred stock series on the basis described in the relevant prospectus supplement, but holders of those whole preferred stock shares will not afterward be entitled to receive depositary shares in exchange for their shares. If the depositary receipts the holder delivers evidence a depositary share number exceeding the whole share number of the related preferred stock series to be withdrawn, the depositary will deliver to that holder a new depositary receipt evidencing the excess depositary share number.

Redemption; Liquidation

      The terms on which the depositary shares relating to the preferred stock of any series may be redeemed, and any amounts distributable upon our liquidation, dissolution or winding up, will be described in the relevant prospectus supplement.

Conversion or Exchange

      The depositary shares, as such, are not convertible or exchangeable into our common stock or any of our other securities or property. Nevertheless, the prospectus supplement relating to an offering of depositary shares may provide that the holders of depositary receipts may surrender their depositary receipts to the depositary with written instructions to the depositary to instruct us to cause the conversion or exchange of the preferred stock represented by these depositary shares. If only some of the depositary shares are to be converted or exchanged, a new depositary receipt or receipts will be issued for any depositary shares not converted or exchanged.

Voting

      Upon receiving notice of any meeting at which preferred stockholders of any series of preferred stock underlying the depositary shares are entitled to vote, the depositary will mail the information contained in that notice to the depositary shareholders of record relating to that series of preferred stock. Each depositary shareholder on the record date (which will, if practicable, be the same as the record date for the preferred stock) will be entitled to instruct the depositary on how to vote the shares of preferred stock underlying that holder’s depositary shares. The depositary will vote the preferred stock shares underlying those depositary shares according to those instructions, and we will take actions we deem necessary to enable the depositary to do so. If the depositary does not receive specific instructions from the depositary shareholders relating to that series of preferred stock, it will abstain from voting those preferred stock shares, unless otherwise mentioned in the relevant prospectus supplement.

Amendment and Termination of Deposit Agreement

      The depositary receipt form evidencing the depositary shares and the relevant deposit agreement may be amended by us and the depositary. However, any amendment that significantly and adversely affects the rights of the depositary shareholders will not be effective unless a majority of the outstanding depositary shareholders approve that amendment. We or the depositary may terminate a deposit agreement only if:

•	we have redeemed or reacquired all outstanding depositary shares relating to the deposit agreement;

•	all preferred stock of the relevant series has been withdrawn from the depositary account;

•	there has been a final distribution in respect of the relevant series of preferred stock in connection with our liquidation, dissolution or winding up and that distribution has been made to the relevant depositary shareholders;

•	all outstanding depository shares have been converted into or exchanged for other securities; or

•	we have provided 60 days prior written notice to the shareholders that we have determined to terminate the deposit agreement.

Charges of Depositary

      We will pay all charges of each depositary in connection with the initial deposit and any redemption of the depositary shares relating to the preferred stock. Depositary shareholders will be required to pay any other transfer and other taxes and governmental charges and any other charges expressly provided in the deposit agreement to be for their accounts.

Reports

      The depositary will forward to all holders of depositary shares all reports and communications from us that we deliver to the depositary and that we are required to furnish to the holders of the underlying preferred stock.

Miscellaneous

      Each depositary will forward to the relevant depositary shareholders all reports and communications that we are required to furnish to our preferred stockholders.

      Neither any depositary nor we will be liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under any deposit agreement. The obligations of each depositary under any deposit agreement will be limited to performance in good faith of its duties under that agreement, and it will not be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or preferred stock unless it is provided with satisfactory indemnity. The depositary may rely upon written advice of counsel or accountants, or information provided by persons presenting preferred stock for deposit, depositary shareholders or other persons believed to be competent, and on documents believed to be genuine.

Title

      We, each depositary and any of their agents may treat the registered owner of any depositary share as the absolute owner of that share, whether or not any payment for that depositary share is overdue and despite any notice to the contrary, for any purpose.

Resignation and Removal of Depositary

      A depositary may resign at any time by delivering to us notice of its election to resign, and we may remove a depositary, and resignation or removal will take effect upon the appointment of a successor depositary and its acceptance of appointment.

DESCRIPTION OF STOCK PURCHASE CONTRACTS

AND STOCK PURCHASE OR EQUITY UNITS

      We may issue stock purchase contracts, including contracts obligating holders to purchase from us, and obligating us to sell to the holders, a specified number of shares of our common stock, or our preferred stock, at a future date or dates. The price per share of common stock or preferred stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a formula set forth in the stock purchase contracts. The stock purchase contracts may be issued separately or as part of stock purchase or equity units consisting of (1) a stock purchase contract and (2) debt securities, preferred securities or debt obligations of our company or third parties, including U.S. Treasury securities, securing the holders’ obligations to purchase our common stock or preferred stock under the stock purchase contracts. The stock purchase contracts may require us to make periodic payments to the holders of the stock purchase or equity units or vice versa, and such payments may be unsecured or prefunded on some basis. The stock purchase contracts may require holders to secure their obligations thereunder in a specified manner. The prospectus supplement will describe the terms of any stock purchase contracts or stock purchase or equity units.

      Unless otherwise specified in the prospectus supplement, the securities related to the stock purchase contracts will be pledged to a collateral agent, for our benefit, under a pledge agreement. The pledged securities will secure the obligations of the holders of stock purchase contracts to purchase shares of our common stock or our preferred stock under the related stock purchase contracts. The rights of holders of stock purchase contracts to the related pledged securities will be subject to our security interest in those pledged securities.

      The security interest in the pledged securities will be created by a pledge agreement. No holder of stock purchase contracts will be permitted to withdraw the pledged securities related to such stock purchase contracts from the pledge arrangement except upon the termination or early settlement of the related stock purchase contracts. Subject to that security interest and the terms of the purchase contract agreement and the pledge agreement, each holder of a stock purchase contract will retain full beneficial ownership of the related pledged securities.

      Except as described in the applicable prospectus supplement, the collateral agent will, upon receipt of distributions on the pledged securities, distribute those payments to us or a purchase contract agent, as provided in the pledge agreement. The purchase contract agent will in turn distribute payments it receives as provided in the stock purchase contract.

PLAN OF DISTRIBUTION

      We may sell the offered securities in and outside the United States:

•	through underwriters or dealers;

•	directly to purchasers, including our affiliates and shareholders in a rights offering,

•	through agents;

•	by or through broker-dealers in connection with, or upon the termination or expiration of, equity derivative contracts between us or our affiliates and such broker-dealers or their affiliates; or

•	through a combination of any of these methods.

      The prospectus supplement will include the following information when not otherwise described in this prospectus.

•	the terms of the offering,

•	the names of any underwriters, dealers or agents;

•	the name or names of any managing underwriter or underwriters;

•	the purchase price or initial public offering price of the securities,

•	the net proceeds from the sale of the securities;

•	any underwriting discounts, commissions and other items constituting underwriters’ compensation;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any commissions paid to agents.

Sale through Underwriters or Dealers

      If underwriters are used in the sale, the underwriters will acquire the securities for their own account. The underwriters may resell the securities from time to time in one or more transactions on the New York Stock Exchange or in negotiated transactions or a combination of these methods, at a fixed public offering price, at market prices prevailing at the time of sale or at prices related to such market prices, at varying prices determined at the time of sale or at other negotiated prices. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. If an underwriting syndicate is used, the managing underwriters will be specified on the cover of the prospectus supplement. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

      During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, which means that selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if the offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, the underwriters may discontinue these activities at any time.

      Some or all of the securities that we offer though this prospectus may be new issues of securities with no established trading market. Any underwriters to whom we sell our securities for public offering and sale may make a market in those securities, but they will not be obligated to do so and they may discontinue any market making at any time without notice. Accordingly, we cannot assure you of the liquidity of, or continued trading markets for, any securities that we offer.

      If dealers are used in the sale of securities, we will sell the securities to them as principals. The dealers may then resell those securities to the public at varying prices determined by the dealers at the time of resale. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

Direct Sales and Sales through Agents

      We may sell the securities directly. In this case, no underwriters or agents would be involved. As one of the means of direct issuance of offered securities, we may utilize the services of an electronic auction system to conduct an electronic “Dutch auction” or similar offering of the offered securities among potential purchasers who are eligible to participate in the auction or offering of the offered securities, if so described in the applicable prospectus supplement.

      We may also sell the securities through agents designated from time to time. In the prospectus supplement, we will name any agent involved in the offer or sale of the offered securities, and we will describe any commissions payable to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

      We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of those securities. In addition, dealers and agents named in a prospectus supplement may also be deemed to be underwriters within the meaning of the Securities Act. We will describe the terms of any sales of these securities in the prospectus supplement.

Remarketing Arrangements

      Offered securities may also be offered and sold, if so indicated in the applicable prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more remarketing firms, acting as principals for their own accounts or as agents for us. Any remarketing firm will be identified and the terms of its agreements, if any, with us and its compensation will be described in the applicable prospectus supplement.

General Information

      Underwriters, dealers and agents may be entitled to indemnification by us against specific civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the underwriters or agents may be required to make in respect thereof, under underwriting or other agreements. The terms of any indemnification provisions will be set forth in a prospectus supplement. Certain underwriters, dealers or agents and their associates may engage in transactions with and perform services for us in the ordinary course of business.

      Unless otherwise indicated in the applicable prospectus supplement, each series of securities will be a new issue of securities and will have no established trading market, other than the common stock which is listed on the New York Stock Exchange. Any common stock sold pursuant to a prospectus supplement will be eligible for listing and trading on the New York Stock Exchange, subject to official notice of issuance. The securities, other than the common stock, may or may not be listed on a national securities exchange or eligible for quotation and trading on any automated quotation system.

LEGAL MATTERS

      Except as set forth in the applicable prospectus supplement, Jones Day will opine for us upon the validity of the securities offered hereby.

EXPERTS

      Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule at December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001, as set forth in their report. We have included our financial statements and schedule in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

      The combined financial statements of Ingersoll-Rand Engineered Solutions Business (an operating business unit of Ingersoll-Rand Company Limited) as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The information in this prospectus supplement is not complete and may be changed. We may not sell these securities until the related registration statement filed with the Securities and Exchange Commission is effective. This prospectus supplement is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

[Alternate Pages for Senior Unsecured Notes Prospectus Supplement]

SUBJECT TO COMPLETION, DATED JANUARY 17, 2003

PROSPECTUS SUPPLEMENT

(To prospectus dated           , 2003)

$       ,000,000

The Timken Company

       % Notes due 20

        The notes will bear interest at the rate of      % per year. The notes will mature on                               . We will pay interest on the notes on                               and                               of each year. The first interest payment will be made on                               , 2003. We will issue the notes in minimum denominations of $1,000 and integral multiples of $1,000.

      We have the option to redeem some or all of the notes at any time, subject to the payment of a make-whole premium described in this prospectus supplement under the heading “Description of the Notes — Optional Redemption.”

      The notes will be our unsecured obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness, but will be effectively junior to any secured indebtedness which we may incur in the future. The notes will not be the obligation of any of our subsidiaries. For a more detailed description of the notes, see “Description of the Notes” beginning on page S-     of this prospectus supplement.

      We will use the net proceeds from this offering to finance a portion of the cost of acquiring the engineered solutions business of Ingersoll-Rand Company Limited. Concurrently with this offering of the notes, we are offering, by means of a separate prospectus supplement, 11 million shares of our common stock to finance a portion of the acquisition mentioned above. We refer you to “Prospectus Supplement Summary — Concurrent Offering of Our Common Stock” in this prospectus supplement. This offering is conditioned on the closing of both the acquisition referred to above and the concurrent offering of our common stock.

       Investing in the notes involves risks. See “Risk Factors” beginning on page S-      of this prospectus supplement.

	Per Note	Total

Public offering price	%	$
Underwriting discounts and commissions	%	$
Proceeds to Timken, before expenses	%	$

      The initial public offering price set forth above does not include accrued interest, if any. Interest on the notes will accrue from                               and must be paid by the purchaser if the notes are delivered after                               .

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      The notes will not be listed on any securities exchange. Currently, there is no public market for the notes.

      The underwriters expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company, which we refer to as DTC, against payment in New York, New York on                               , 2003.

The date of this prospectus supplement is                               , 2003.

SUMMARY OF THE OFFERING

Issuer	The Timken Company

Securities Offered	$ ,000,000 aggregate principal amount of % notes due 20

Interest Payment Dates	and of each year, beginning , 2003

Maturity Date	, 20

Minimum Denominations	$1,000 and integral multiples thereof

Optional Redemption	We may redeem the notes, in whole at any time or in part from time to time, at our option on not less than 30 nor more than 60 days’ notice, subject to the payment of a make-whole premium, as described more fully in “Description of the Notes — Optional Redemption” on page S- of this prospectus supplement.

Ranking	The notes:

• are unsecured;

• rank equally with all of our existing and future unsecured and unsubordinated indebtedness; and

• are senior to our future subordinated indebtedness.

The notes will be exclusively our obligation, and not the obligation of any of our subsidiaries. Our rights and the rights of any holder of the notes (or other of our creditors) to participate in the assets of any subsidiary upon that subsidiary’s liquidation or recapitalization will be subject to the prior claims of the subsidiary’s creditors, except to the extent that we may be a creditor with recognized claims against the subsidiary. In addition, the notes will effectively rank junior in right of payment to any secured indebtedness that we may incur in the future to the extent of the assets securing such indebtedness.

Covenants	The terms of the notes contain covenants for your benefit. These covenants restrict our ability, with certain exceptions, to:

• incur debt secured by liens; and

• engage in sale and leaseback transactions.

Use of Proceeds	We expect to use the net proceeds from this offering and the concurrent offering of our common stock, together with additional debt financing, to finance the cash consideration to be paid for the Torrington acquisition. The closing of this offering is conditioned on the closing of the Torrington acquisition and the common stock offering. See “Use of Proceeds.”

Further Issues	We may from time to time, without notice to or the consent of the registered holders of the notes, create and issue additional debt securities having the same terms as and ranking equally and ratably with the notes in all respects, as described more fully in “Description of the Notes — Further Issues” on page S- of this prospectus supplement.

Form	One or more fully registered global notes in book-entry form.

Delivery and Clearance	We will deposit the global notes with DTC. You may hold an interest in the global notes through DTC, directly as a DTC participant or indirectly through organizations that are DTC participants.

Risk Factors	You should carefully consider all of the information in this prospectus supplement and the accompanying prospectus. In particular, you should evaluate the information set forth in the section of this prospectus supplement entitled “Risk Factors” beginning on page S- of this prospectus supplement before deciding whether to invest in the notes.

Concurrent Offering of Our Common Stock

      Concurrently with this offering of the notes, we are offering, by means of a separate prospectus supplement, 11 million shares of our common stock. This offering is conditioned on the closing of both the Torrington acquisition and the common stock offering. As a result, if we are unable to consummate our common stock offering or the Torrington acquisition, we will not consummate this offering. Our common stock offering is not conditioned on the closing of this offering but is conditioned on the closing of the Torrington acquisition.

Risks Relating to the Debt Offering

The notes are our unsecured obligations. A substantial portion of our operations are conducted through our direct and indirect subsidiaries, and the claims of creditors of our subsidiaries are effectively senior to claims of holders of the notes.

      The notes are our unsecured obligations exclusively and will rank equally in right of payment with all of our other existing and future unsecured, unsubordinated obligations. The notes are not secured by any of our assets. Any future claims of secured lenders with respect to assets securing their loans will be prior to any claim of the holders of the notes with respect to those assets. A substantial portion of our operations are conducted through our subsidiaries. As a result, our ability to service our debts, including our obligations under the notes, and other obligations is dependent on the earnings of our subsidiaries and the payment of those earnings to us in the form of dividends, loans or advances and through repayment of loans or advances from us. Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the notes or to provide us with funds to meet our payment obligations on the notes, whether in the form of dividends, distributions, loans or other payments. In addition, any payment of dividends, loans or advances by our subsidiaries could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries’ earnings and business considerations. Our right to receive any assets of any of our subsidiaries upon our liquidation or reorganization, and therefore the right of the holders of the notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors. In addition, even if we are a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

An active trading market for the notes may not develop.

      The notes constitute a new issue of securities for which there is no existing market. We cannot provide you with any assurance regarding whether a trading market for the notes will develop, the ability of holders of the notes to sell their notes or the price at which holders may be able to sell their notes. If a market were to develop, the notes could trade at prices that may be higher or lower than the initial offering price depending on many factors, including prevailing interest rates, our financial performance, developments in the industries in which we conduct business and changes in the overall market for investment grade securities. The underwriters have advised us that they currently intend to make a market in the notes. However, the underwriters are not obligated to do so, and any market-making with respect to the notes may be discontinued at any time without notice. If no active trading market develops, you may not be able to resell your notes at their fair market value or at all.

USE OF PROCEEDS

      We expect to receive net proceeds from this offering, after deducting the estimated discounts and commissions of the underwriters and other offering expenses, of approximately $           million. We also expect to receive approximately $          of net proceeds, after deducting the estimated discounts and commissions and other expenses, from the concurrent public offering of our common stock, based on an assumed offering price of $          per share, assuming the underwriters for that offering do not exercise their overallotment option in that offering. We intend to use the net proceeds from this offering and the offering of our common stock, together with borrowings under our new senior credit facility, to finance the cash consideration to be paid for the Torrington acquisition and the related fees and expenses. The closing of this offering is conditioned on the closing of the offering of our common stock and the closing of the Torrington acquisition. As a result, if we are unable to consummate our common stock offering or the Torrington acquisition, we will not consummate this offering.

      The following table sets forth the estimated sources and uses of funds in connection with the Torrington acquisition (in millions of dollars):

Sources of Funds

Senior unsecured notes(1)	$375.0
Common stock(1)(3)	162.2
Revolving credit facility(4)	225.9
Equity issuance to Ingersoll-Rand	140.0

Total sources of funds	$903.1

Uses of Funds

The Torrington acquisition(2)	$836.5
Fees and expenses of the Torrington acquisition	40.0
Refinancing of our existing commercial paper(4)	26.6

Total uses of funds	$903.1

(1)	Excludes underwriting discounts and commissions and offering expenses payable by us in connection with this offering and the concurrent offering of our common stock.

(2)	Pursuant to the purchase agreement, the purchase price of the Torrington acquisition is subject to adjustment after the closing of the Torrington acquisition. The purchase price in the table above reflects an estimated purchase price adjustment of approximately $3.5 million as of September 30, 2002. See “Description of Torrington Purchase Agreement and Related Agreements — Stock and Asset Purchase Agreement — Consideration Payable By Us.”

(3)	The common stock is being offered in a concurrent offering. If we do not consummate our common stock offering, we will not consummate the Torrington acquisition or this offering. The amount of common stock to be issued set forth in the table above assumes that the underwriters do not exercise the overallotment option granted to them in connection with our common stock offering. If such overallotment option is exercised, we may choose to borrow less in connection with the Torrington acquisition.

(4)	The revolving credit facility is part of our new senior credit facility. See “Description of Certain Indebtedness.” Upon the closing of the Torrington acquisition, the revolving credit facility will replace our existing senior credit facility. Under the terms of our new senior credit facility we are required to use the proceeds of the revolving credit facility to repay all amounts outstanding under our existing senior credit facility and then terminate our existing senior credit facility. As of September 30, 2002, no amounts were outstanding under our existing senior credit facility. We intend to borrow up to $26.6 million under our new senior credit facility to repay all of our outstanding commercial paper. As of September 30, 2002, the weighted average interest rate of our outstanding commercial paper was 2.0% and the weighted average maturity was . We may also choose to repay additional amounts of short-term debt upon the closing of the Torrington acquisition. See “Capitalization.” The above table assumes that the actual amounts of commercial paper outstanding will equal the amount outstanding as of September 30, 2002. Actual amounts borrowed and repaid at the closing of the Torrington acquisition are subject to change.

DESCRIPTION OF THE NOTES

      The following description of the notes (referred to in the accompanying prospectus generally as debt securities) supplements the more general description of the debt securities that appears in the accompanying prospectus. You should read this section together with the section entitled “Description of the Debt Securities” in the accompanying prospectus. If there are any inconsistencies between the information in this section and the information in the accompanying prospectus, the information in this section controls.

      The following description is only a summary of certain terms of the notes and the indenture governing the notes. We urge you to read the indenture in its entirety because the indenture, and not this summary, defines your rights as a holder of the notes. The following summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Trust Indenture Act of 1939, which we refer to as the TIA, and to all of the provisions of the indenture and those terms made a part of the indenture by reference to the TIA as in effect on the date of the closing of the offering of the notes. We provide our definitions for the capitalized terms in this section that we otherwise do not define either at the end of the relevant subsection or at the end of this section. For purposes of this section, references to “we”, “us”, “our” and the “Company” refer to The Timken Company and not its subsidiaries.

General

      The notes will mature on                     . The notes will be issued in fully registered form only in minimum denominations of $1,000 and integral multiples of $1,000. Interest on the notes will accrue from           at a rate of           % per year. Interest on the notes will be payable semi-annually on                     and                     , beginning on                     , to the persons who are registered holders of the notes at the close of business on                     and                     of each year immediately preceding the respective interest payment dates, except that interest payable at maturity will be paid to the same persons to whom principal of the notes is payable.

      Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months. The interest period relating to an interest payment date (including the maturity date) shall be the period from, and including, the most recent preceding interest payment date (or, in the case of the first interest period,                     , 2003) to, but excluding, the relevant interest payment date.

      All payments on the notes, including principal, premium, if any, and interest will be payable at the corporate trust office of the trustee, as paying agent under the indenture as set forth in the indenture.

      If any interest payment date, maturity date or redemption date of a note falls on a day that is not a business day, the required payment of principal and interest will be made on the next succeeding business day as if made on the date that the payment was due and no interest will accrue on that payment for the period from and after that interest payment date, maturity date or redemption date as the case may be, to the date of that payment on the next succeeding business day. The term “business day” means, with respect to any note, any day other than a Saturday, a Sunday or a day on which banking institutions or trust companies in The City of New York, New York or Canton, Ohio are authorized or required by law, regulation or executive order to close.

      The notes will constitute a series of debt securities to be issued under an indenture between us and The Bank of New York, as trustee, the terms of which are more fully described elsewhere in this prospectus supplement and in the accompanying prospectus. Initially, the notes will be limited to $           million aggregate principal amount. The indenture does not limit the aggregate principal amount of debt securities that we may issue thereunder and provides that we may issue debt securities from time to time in one or more additional series. The terms of the notes do not limit our ability to incur additional indebtedness. The terms of the notes do not necessarily afford holders of notes protection in the event of a highly leveraged transaction or other transaction involving us that may adversely affect holders.

      The notes will not be subject to any sinking fund.

Ranking

      The notes are unsecured, rank equally with all our existing and future unsecured and unsubordinated indebtedness and are senior to our future subordinated indebtedness. The notes will be exclusively our obligation and not the obligation of any of our subsidiaries. Our rights and the rights of any holder of the notes (or other of our creditors) to participate in the assets of any subsidiary upon that subsidiary’s liquidation or recapitalization will be subject to the prior claims of the subsidiary’s creditors, except to the extent that we may be a creditor with recognized claims against the subsidiary. In addition, the notes will effectively rank junior in right of payment to any secured indebtedness which we may incur in the future to the extent of the assets securing such indebtedness.

Optional Redemption

      We may redeem the notes at our option, in whole at any time or in part from time to time, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed, and (2) as determined by the Quotation Agent, the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (not including any portion of those payments of interest accrued to the date of redemption) from the redemption date to the maturity date of the notes being redeemed, in each case, discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate plus             basis points, plus, in each case, accrued and unpaid interest on the notes to the date of redemption.

      “Adjusted Treasury Rate” means, with respect to any date of redemption, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that date of redemption.

      “Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

      “Comparable Treasury Price” means, with respect to any date of redemption, (1) the average of the Reference Treasury Dealer Quotations for the date of redemption, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the trustee obtains fewer than three Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations.

      “Quotation Agent” means                     or another Reference Treasury Dealer appointed by us.

      “Reference Treasury Dealer” means (1) each of                     ,                     and                     , any other dealer selected by                     , and the respective successors of the foregoing; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), we shall substitute another Primary Treasury Dealer, and (2) any other Primary Treasury Dealer selected by us.

      “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any date of redemption, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by that Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding that date of redemption.

      We will mail notice of any redemption at least 30 days, but not more than 60 days, before the date of redemption to each holder of the notes to be redeemed. If less than all the notes are to be redeemed at any time, the trustee will select notes to be redeemed on a pro rata basis or by any other method the trustee deems fair and appropriate. Unless we default in payment of the redemption price, on and after the date of redemption, interest will cease to accrue on the notes or portions thereof called for redemption.

Certain Covenants

          Limitations on Liens

      So long as any notes are outstanding, the Company will not, nor will it permit any Domestic Subsidiary to, incur, issue, assume or guarantee any indebtedness for money borrowed, which we refer to as “Debt,” secured by any mortgage or other encumbrance, which we refer to as a “Mortgage,” on any Principal Manufacturing Property of the Company or its Domestic Subsidiaries or any shares of stock or Debt of any Domestic Subsidiaries which owns a Principal Manufacturing Property, without concurrently securing the notes equally and ratably with such Debt so long as such Debt shall be so secured. This restriction does not apply to Debt secured by (1) Mortgages of the Company or its Domestic Subsidiaries existing at the time of the indenture; (2) Mortgages on property of, or on any shares of stock of, any corporation existing at the time it becomes a Domestic Subsidiary; (3) Mortgages on property or shares of stock of a Domestic Subsidiary existing at the time of acquisition thereof (including acquisition through merger or consolidation) or to secure the payment of all or any part of the purchase price or construction cost thereof or to secure any Debt incurred prior to, at the time of, or within 180 days after, the acquisition of such property or shares or the completion of any such construction and commencement of full operation of such property for the purpose of financing all or any portion of the purchase price or construction cost thereof; (4) Mortgages in favor of the Company or any Domestic Subsidiary; (5) Mortgages in favor of the United States, any state or any subdivision, department, agency or other instrumentality thereof, to secure progress, advance or other payments pursuant to any contract or provision of any statute; or (6) extensions, renewals or replacements (or successive extensions, renewals or replacements), in whole or in part, of any Mortgage referred to in (1) through (5).

      Notwithstanding the limitations on liens described above, the Company or any Domestic Subsidiary may incur, issue, assume or guarantee any Debt secured by a Mortgage on any Principal Manufacturing Property of the Company or its Domestic Subsidiaries or any shares of stock or Debt of any Domestic Subsidiary, in addition to that permitted above and without any obligation to secure the notes, provided that at the time of such incurrences, issuance, assumption or guarantee of such Debt, and after giving effect thereto, Exempted Debt, in the aggregate, does not exceed 15% of the Consolidated Net Tangible Assets of the Company and its Subsidiaries, taken as a whole.

          Limitation on Sale and Leaseback

      So long as any notes are outstanding, the Company will not, nor will it permit any Domestic Subsidiary to, sell and leaseback for more than three years any Principal Manufacturing Property of the Company or any Domestic Subsidiary acquired, constructed or placed into service more than 180 days before such lease arrangement. This restriction does not apply if (a) the Company or such Domestic Subsidiary would be entitled as described in “— Limitations on Liens” above to incur Debt secured by a Mortgage on such Principal Manufacturing Property in a principal amount equivalent to the Attributable Debt in respect of such arrangement without equally and ratably securing the notes or (b) the Company retires Funded Debt or causes Funded Debt to be retired equal to the greater of the net proceeds of such sale or the fair market value of the Principal Manufacturing Property to be subject to such arrangement.

      Notwithstanding the limitations on sale and leaseback transactions described above, the Company or any Domestic Subsidiary may enter into a sale and leaseback transaction of a Principal Manufacturing Property of the Company or any Domestic Subsidiary in addition to that permitted above and without any obligation to retire any notes or other indebtedness referred to above, provided that at the time of entering into such sale and leaseback transaction and after giving effect thereto, Exempted Debt, in the aggregate, does not exceed 15% of the Consolidated Net Tangible Assets of the Company and its Subsidiaries, taken as a whole.

      The term “Attributable Debt” means, as to any particular lease under which any person (as defined in the indenture) is at the time liable, at any date as of which the amount thereof is to be determined, the total net amount of rent required to be paid by such person under such lease during the remaining term thereof (after giving effect to any extensions at the option of the lessee), discounted from the respective due dates thereof to such date at the average rate per annum borne by the notes for the preceding 365 days.

      The term “Consolidated Net Tangible Assets” means the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (a) all current liabilities (excluding any thereof constituting Funded Debt by reason of being renewable or extendible) and (b) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other intangibles, all as set forth on the most recent consolidated balance sheet of the Company and its consolidated Subsidiaries and computed in accordance with generally accepted accounting principles.

      The term “Domestic Subsidiary” means a Subsidiary of the Company except a Subsidiary (a) which neither transacts any substantial portion of its business nor regularly maintains any substantial portion of its fixed assets within the United States of America, or (b) which is engaged primarily in financing the operation of the Company or its Subsidiaries, or both, outside the United States of America.

      The term “Exempted Debt” means the sum of the following items outstanding as of the date Exempted Debt is being determined: (1) indebtedness of the Company and its Subsidiaries incurred after the date of the windenture and secured by Mortgages created or assumed pursuant to the second paragraph under “— Limitations on Liens” above and (2) Attributable Debt of the Company and its Subsidiaries in respect of every sale and leaseback transaction entered into after the date of the indenture and pursuant to the second paragraph under “— Limitation on Sale and Leaseback” above.

      The term “Funded Debt” means all indebtedness for money borrowed having a maturity of more than twelve months from the date as of which the amount thereof is to be determined or having a maturity of less than twelve months from the date as of which the amount thereof is to be determined but by its terms being renewable or extendible beyond twelve months from such date at the option of the borrower.

      The term “principal” includes premium, if any.

      The term “Principal Manufacturing Property” means any building, structure or other facility, together with the land upon which it is erected and fixtures comprising a part thereof, used primarily for manufacturing or warehousing and located in the United States of America, owned or leased by the Company or any Subsidiary. The term “Principal Manufacturing Property” does not include any of the above referenced property: (a) financed through the issuance of tax exempt governmental obligations or (b) that the Board of Directors of the Company determines is not materially important to the total business of the Company and its Subsidiaries.

      The term “Subsidiary” means any corporation at least a majority of the voting stock of which is owned or controlled, directly or indirectly, by the Company or any of its Subsidiaries or by the Company and one or more of its Subsidiaries.

Consolidation, Merger and Sale of Assets

      The Company may, without the consent of the trustee or the holders of outstanding notes, consolidate or merge with or into, or convey, transfer or lease its properties and assets substantially as an entirety to, any other corporation, provided that:

•	any successor corporation formed by or surviving any consolidation or merger or any person to which a conveyance transfer or lease has been made, is a corporation organized under the laws of the United States of America, any state thereof or the District of Columbia;

•	such successor corporation expressly assumes all of our obligations under the indenture and the notes;

•	there is no default under the indenture immediately after giving effect to the merger, consolidation or conveyance, lease or transfer, as the case may be; and

•	certain other conditions are met.

      Thereafter, except with respect to a lease, we will be relieved of all our obligations under the indenture and the notes.

Same-Day Settlement and Payment

      The notes will trade in the same-day funds settlement system of the Depository Trust Company, which we refer to as “DTC,” until maturity or until we issue the notes in definitive form. DTC will therefore require secondary market trading activity in the notes to settle in immediately available funds. We can give no assurance as to the effect, if any, of settlement in immediately available funds on trading activity in the notes.

Further Issues

      We may from time to time, without notice to or the consent of the registered holders of the notes, create and issue additional debt securities having the same terms as and ranking equally and ratably with the notes in all respects (or in all respects except for the payment of interest accruing prior to the issue date of such additional debt securities or except for the first payment of interest following the issue date of such additional debt securities), so that such additional debt securities will be consolidated and form a single series with, and have the same terms as to status, redemption or otherwise as, the notes.

      We may at any time and from time to time purchase notes in the open market or otherwise.

Book-Entry System; Delivery and Form

      The notes will be represented by one or more global notes in definitive, fully registered form without interest coupons. Each global note will be deposited with the trustee as custodian for DTC and registered in the name of a nominee of DTC in New York, New York for the accounts of participants in DTC.

      Investors may hold their interests in a global note directly through DTC if they are DTC participants, or indirectly through organizations that are DTC participants. Except in the limited circumstances described below, holders of notes represented by interests in a global note will not be entitled to receive their notes in fully registered definitive form, which notes we refer to as “definitive notes.”

      DTC has advised us as follows: DTC is a limited-purpose trust company organized under New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of institutions that have accounts with DTC (“participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers (which may include the underwriters), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s book-entry systems is also available to others such as banks, brokers, dealers, and trust companies that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

Ownership of Beneficial Interests

      We expect that, pursuant to the procedures established by DTC, upon the issuance of each global note, DTC will credit, on its book-entry registration and transfer system, the respective principal amount of the individual beneficial interests represented by the global note to the accounts of participants. Ownership of beneficial interests in each global note will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in each global note will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC (with respect to participants’ interests) and such participants (with respect to the owners of beneficial interests in the global note other than participants).

      So long as DTC, or its nominee, is the registered holder and owner of a global note, DTC or such nominee, as the case may be, will be considered the sole legal owner of the notes represented by the global note for all purposes under the indenture, the notes and applicable law. Except as set forth below, owners of beneficial interests in a global note will not be entitled to receive definitive notes, will not be entitled to have the notes represented by the global note registered in their names and will not be considered to be the owners or holders of any notes under the global note. We understand that under existing industry practice, in the event an owner of a beneficial interest in a global note desires to take any actions that DTC, as the holder of the global note, is entitled to take, DTC would authorize the participants to take such action, and that participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them. No beneficial owner of an interest in a global note will be able to transfer the interest except in accordance with DTC’s applicable procedures. Because DTC can only act on behalf of participants, who in turn act on behalf of others, the ability of a person having a beneficial interest in a global note to pledge that interest to persons that do not participate in the DTC system, or otherwise to take actions in respect of that interest, may be impaired by the lack of a physical certificate of that interest.

      All payments on the notes represented by a global note registered in the name of and held by DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner and holder of the global note.

      We expect that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a global note, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global note as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global note held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for accounts for customers in the names of nominees for such customers. Such payments, however, will be the responsibility of such participants and indirect participants, and neither we, the underwriters, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in any global note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between DTC and its participants or the relationship between such participants and the owners of beneficial interests in the global note.

      Unless and until it is exchanged in whole or in part for definitive notes, no global note may be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC. Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

      We expect that DTC will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in a global note are credited and only in respect of such portion of the aggregate principle amount of the notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the notes, DTC will exchange each global note for definitive notes, which it will distribute to its participants.

      Although we expect that DTC will agree to the foregoing procedures in order to facilitate transfers of interests in each global note among participants of DTC, DTC is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the underwriters, the trustee, nor we will have any responsibility for the performance or nonperformance by DTC or their participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

      The indenture provides that if:

•	DTC notifies us that it is unwilling or unable to continue as depository or if DTC ceases to be eligible under the indenture and we do not appoint a successor depository within 90 days;

•	we determine that the notes shall no longer be represented by global notes and execute and deliver to the trustee, in our discretion, a company order to such effect; or

•	an event of default with respect to the notes shall have occurred and be continuing;

the global notes will be exchanged for notes in definitive form of like tenor and of an equal principal amount, in authorized denominations. Such definitive notes shall be registered in such name or names as DTC shall instruct the trustee. We expect that such instructions may be based upon directions received by DTC from participants with respect to ownership of beneficial interest in global securities.

      We have obtained the information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we do not take responsibility for its accuracy.

Holding Through Euroclear and Clearstream, Luxembourg

      If the depository for a global security is DTC, you may hold interests in the global security through Clearstream Banking, société anonyme which we refer to as “Clearstream, Luxembourg”, or Euroclear Bank S.A./ NV, as operator of the Euroclear System, which we refer to as “Euroclear”, in each case, as a participant in DTC. Euroclear and Clearstream, Luxembourg will hold interests, in each case, on behalf of their participants through customers’ securities accounts in the names of Euroclear and Clearstream, Luxembourg on the books of their respective depositaries, which in turn will hold such interests in customers’ securities in the depositaries’ names on DTC’s books.

      Payments, deliveries, transfers, exchanges, notices and other matters relating to the notes made through Euroclear or Clearstream, Luxembourg must comply with the rules and procedures of those systems. Those systems could change their rules and procedures at any time. We have no control over those systems or their participants, and we take no responsibility for their activities. Transactions between participants in Euroclear or Clearstream, Luxembourg, on one hand, and other participants in DTC, on the other hand, would also be subject to DTC’s rules and procedures.

      Investors will be able to make and receive through Euroclear and Clearstream, Luxembourg payments, deliveries, transfers, exchanges, notices and other transactions involving any securities held through those systems only on days when those systems are open for business. Those systems may not be open for business on days when banks, brokers and other institutions are open for business in the United States.

      In addition, because of time-zone differences, U.S. investors who hold their interests in the notes through these systems and wish on a particular day, to transfer their interests, or to receive or make a payment or delivery or exercise any other right with respect to their interests, may find that the transaction will not be effected until the next business day in Luxembourg or Brussels, as applicable. Thus, investors who wish to exercise rights that expire on a particular day may need to act before the expiration date. In addition, investors who hold their interests through both DTC and Euroclear or Clearstream, Luxembourg may need to make special arrangements to finance any purchase or sales of their interests between the U.S. and European clearing systems, and those transactions may settle later than transactions within one clearing system.

UNDERWRITING

      We and the underwriters for the offering named below have entered into an underwriting agreement with respect to the notes. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of notes indicated in the following table.

Principal
Amount
Underwriters	of Notes

Total	$ ,000,000

      The underwriters are committed to take and pay for all of the notes being offered, if any are taken.

      Notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up to           % of the principal amount of notes. Any such securities dealers may resell any notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to           % of the principal amount of notes. If all of the notes are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms.

      The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on a national securities exchange. We have been advised by the underwriters that the underwriters intend to make a market in the notes but they are not obligated to do so and may discontinue market making at any time without notice. We cannot assure you as to the liquidity of the trading market for the notes.

      In connection with this offering, the underwriters may purchase and sell notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of notes than they are required to purchase in this offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while this offering is in progress.

      The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriters’ discount received by it because the representatives have repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

      These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and if these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

      We estimate that our total expenses for this offering, excluding the underwriters’ discount, will be approximately $                    .

      We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act or to contribute to payments the underwriters may be required to make because of any of those liabilities.

      Certain of the underwriters and their affiliates have provided from time to time, and expect to provide in the future, investment and commercial banking and financial advisory services to us and our affiliates in the ordinary course of business, for which they have received and may continue to receive customary fees and commissions.

      Affiliates of certain of the underwriters are part of a syndicate of financial institutions that has committed to lend up to $           million to us under our new senior credit facility, comprised of a term loan facility of up to $           million and a revolving credit facility of up to $           million, that we intend to enter into to finance the Torrington acquisition. Affiliates of certain of the underwriters are also part of a syndicate of financial institutions that have committed to lend up to $300 million to us under our existing credit facility. The existing credit facility will be terminated when we enter into our new senior credit facility.

      Concurrently with this offering, we are also offering 11 million shares of our common stock, for which some of the underwriters of this offering are also acting as underwriters under a separate purchase agreement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.     Other Expenses of Issuance and Distribution.

      The following is a list of the estimated expenses of the issuance and distribution of the securities being registered, other than any underwriting discounts or commissions, all of which are payable by The Timken Company (the “registrant,” “we” or “us”).

SEC registration fee		$82,800
Legal fees and expenses		*
Accounting fees and expenses		*
Listing fees and expenses		*
Trustees’, registrant and transfer agents’, warrant agents and depositaries’ fees and expenses		*
Printing fees		*
Blue Sky fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

      All of the above items, except for the SEC registration fee, are estimates.

Item 15.     Indemnification of Directors and Officers

      Under Ohio law, Ohio corporations are authorized to indemnify directors, officers, employees and agents within prescribed limits and must indemnify them under certain circumstances. Ohio law does not provide statutory authorization for a corporation to indemnify directors, officers, employees and agents for settlements, fines or judgments in the context of derivative suits. However, it provides that directors (but not officers, employees and agents) are entitled to mandatory advancement of expenses, including attorneys’ fees, incurred in defending any action, including derivative actions, brought against the director, provided that the director agrees to cooperate with the corporation concerning the matter and to repay the amount advanced if it is proved by clear and convincing evidence that his act or failure to act was done with deliberate intent to cause injury to the corporation or with reckless disregard of the corporation’s best interests.

      Ohio law does not authorize payment of judgments to a director, officer, employee or agent after a finding of negligence or misconduct in a derivative suit absent a court order. Indemnification is permitted, however, to the extent such person succeeds on the merits. In all other cases, if a director, officer, employee or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, indemnification is discretionary except as otherwise provided by a corporation’s articles, code of regulations or by contract except with respect to the advancement of expenses of directors.

      Under Ohio law, a director is not liable for monetary damages unless it is proved by clear and convincing evidence that his action or failure to act was undertaken with deliberate intent to cause injury to the corporation or with reckless disregard for the best interests of the corporation. There is, however, no comparable provision limiting the liability of officers, employees or agents of a corporation. The statutory right to indemnification is not exclusive in Ohio, and Ohio corporations may, among other things, procure insurance for such persons.

      Article IV of our Amended Regulations provides that we shall indemnify our directors, officers and employees, and may indemnify our agents, to the fullest extent permitted by law under various conditions and subject to various qualifications, and reads as follows:

      SECTION 1.     Indemnification

      The Corporation shall indemnify, to the fullest extent then permitted by law, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a Director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, trustee, officer, employee or agent of another corporation, domestic or foreign, non-profit or for profit, partnership, joint venture, trust or other enterprise, provided, however, that the Corporation shall indemnify any such agent (as opposed to any Director, officer or employee) of the Corporation to an extent greater than that required by law only if and to the extent that the Directors may, in their discretion, so determine, and provided, further, that the Corporation shall not be required hereby to indemnify any person with respect to any action, suit or proceeding that was initiated by such person unless such action, suit or proceeding was initiated by such person to enforce any rights to indemnification arising hereunder and such person shall have been formally adjudged to be entitled to indemnity by reason hereof. The indemnification provided hereby shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any law, the Articles of Incorporation or any agreement, vote of shareholders of disinterested Directors or otherwise, both as to action in official capacities and as to action in another capacity while he is a Director, officer, employee or agent of the Corporation, and shall continue as to a person who has ceased to be a Director, trustee, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

      SECTION 2.     Insurance

      The Corporation may, to the full extent then permitted by law, purchase and maintain insurance on behalf of any persons described in Section 1 of this Article IV against any liability asserted against and incurred by any such person in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify such person against such liability.

      SECTION 3.     Indemnification Agreements

      The Corporation may, to the fullest extent then permitted by law, enter into indemnification agreements with any person described in Section 1 of this Article IV.”

      We have entered into contracts with some of our directors and officers that indemnify them against many of the types of claims that may be made against them. We also maintain insurance coverage for the benefit of directors and officers with respect to many types of claims that may be made against them, some of which may be in addition to those described in our Amended Regulations.

Item 16.     Exhibits and Financial Statement Schedules

      (a) Exhibit

Exhibit
Number		Description of Document

1.1	*	Form of underwriting agreement relating to the securities registered hereunder.
4.1		Amended Articles of Incorporation of the registrant, incorporated by reference to Exhibit 4(a) to the registrant’s Form S-8, dated April 16, 1996 (File No. 333-02553).
4.2		Amended Regulations of the registrant, incorporated by reference to the registrant’s Form 10-K for the fiscal year ended December 31, 1992 (File No. 1-01169).
4.3	*	Form of Indenture relating to debt securities.
4.4	*	Form of debt securities (to be included in Exhibit 4.3).
4.5	*	Form of Warrant Agreement for equity securities.

Exhibit
Number		Description of Document

4.6	*	Form of Warrant Agreement for debt securities.
4.7	*	Form of Warrant Certificate for equity securities (to be included in Exhibit 4.5).
4.8	*	Form of Warrant Certificate for debt securities (to be included in Exhibit 4.6).
4.9	*	Form of Deposit Agreement.
4.1	0*	Form of Share Purchase Contract.
5.1	**	Opinion of Jones Day.
5.2	***	Opinion of Jones Day with respect to the common stock and senior unsecured notes.
12.1		Computation of Ratio of Earnings to Fixed Charges.
23.1	***	Consent of Ernst & Young LLP.
23.2	**	Consent of Jones Day (contained in Exhibit 5.1).
23.3	***	Consent of Jones Day (contained in Exhibit 5.2).
23.4	***	Consent of PricewaterhouseCoopers LLP.
24.1	**	Power of Attorney.
25.1	***	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of the trustee under the indenture relating to the debt securities.
99.1	***	Schedule II—Valuation and qualifying accounts of The Timken Company and subsidiaries for the three years ended December 31, 2001.

*	To be filed either by amendment or as an exhibit to a report filed under the Securities Exchange Act of 1934 and incorporated herein by reference.

**	Previously filed.

***	Filed herewith.

(b)	Financial Statement Schedules

      The consolidated financial statement Schedule II—Valuation and qualifying accounts of The Timken Company and subsidiaries is for the three years ended December 31, 2001 filed as an exhibit to this Registration Statement. All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission (“SEC”) are not required under the related instructions or are inapplicable, and therefore have been omitted.

Item 17.     Undertakings.

      The undersigned registrant hereby undertakes:

      1.     To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the “Securities Act”),

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof), which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the “SEC” pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement, provided, however, that the undertakings set forth in paragraphs (1)(i) and (1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) that are incorporated by reference in this Registration Statement.

      2.     That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      3.     To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      4.     That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s manual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      5.     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      6.     That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

      7.     That, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      8.     To file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act of 1939 in accordance with the rules and regulations prescribed by the SEC under Section 305(b)(2) of the Trust Indenture Act.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement, or amendment thereto, to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Canton, the State of Ohio, on January 17, 2003.

THE TIMKEN COMPANY

By:	/s/ WILLIAM R. BURKHART

Name: William R. Burkhart
Title: Senior Vice President and General Counsel

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement, or amendment thereto, has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* James W. Griffith	President, Chief Executive Officer and Director (Principal Executive Officer)	January 17, 2003

* Glenn A. Eisenberg	Executive Vice President — Finance and Administration (Principal Financial and Accounting Officer)	January 17, 2003

* W.R. Timken Jr.	Director and Chairman	January 17, 2003

* Stanley C. Gault	Director	January 17, 2003

* John A. Luke, Jr.	Director	January 17, 2003

* Robert W. Mahoney	Director	January 17, 2003

* Jay A. Precourt	Director	January 17, 2003

* W.J. Timken, Jr.	Director	January 17, 2003

* John M. Timken, Jr.	Director	January 17, 2003

W.J. Timken	Director

Signature	Title	Date

* Joseph F. Toot, Jr.	Director	January 17, 2003

* Martin D. Walker	Director	January 17, 2003

* Jacqueline F. Woods	Director	January 17, 2003

*	The undersigned, pursuant to a Power of Attorney executed by each of the directors and officers identified above and filed with the SEC, by signing his name hereto, does hereby sign and execute this Registration Statement on behalf of each of the persons noted above, in the capacities indicated.

By:	/s/ WILLIAM R. BURKHART

Name: William R. Burkhart
Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number		Description of Document

1	.1*	Form of underwriting agreement relating to the securities registered hereunder.
4.1		Amended Articles of Incorporation of the registrant, incorporated by reference to Exhibit 4(a) to the registrant’s Form S-8, dated April 16, 1996 (File No. 333-02553).
4.2		Amended Regulations of the registrant, incorporated by reference to the registrant’s Form 10-K for the fiscal year ended December 31, 1992 (File No. 1-01169).
4	.3*	Form of Indenture relating to debt securities.
4	.4*	Form of debt securities (to be included in Exhibit 4.3).
4	.5*	Form of Warrant Agreement for equity securities.
4	.6*	Form of Warrant Agreement for debt securities.
4	.7*	Form of Warrant Certificate for equity securities (to be included in Exhibit 4.5).
4	.8*	Form of Warrant Certificate for debt securities (to be included in Exhibit 4.6).
4	.9*	Form of Deposit Agreement.
4	.10*	Form of Share Purchase Contract.
5	.1**	Opinion of Jones Day.
5	.2***	Opinion of Jones Day with respect to the common stock and senior unsecured notes.
12.1		Computation of Ratio of Earnings to Fixed Charges.
23	.1***	Consent of Ernst & Young LLP.
23	.2**	Consent of Jones Day (contained in Exhibit 5.1).
23	.3***	Consent of Jones Day (contained in Exhibit 5.2).
23	.4***	Consent of PricewaterhouseCoopers LLP.
24	.1**	Power of Attorney.
25	.1***	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of the trustee under the indenture relating to the debt securities.
99	.1***	Schedule II—Valuation and qualifying accounts of The Timken Company and subsidiaries for the three years ended December 31, 2001.

*	To be filed either by amendment or as an exhibit to a report filed under the Securities Exchange Act of 1934 and incorporated herein by reference.

**	Previously filed.

***	Filed herewith.